03037807

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Nintendo Co., Ltd.

*CURRENT ADDRESS 11-1, Kamitoba Hokotate-cho
Minami-ku
Kyoto 601-8501
Japan

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2544 FISCAL YEAR 3/31

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: NM

DAT : 12/1/03

ANNEX B

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE APRIL 1, 2001

A. ENGLISH LANGUAGE DOCUMENTS

1. Documents being provided for the current period.

	Document Description	
a.	Annual Report 2003	To follow separately
b.	Brief Statement of Annual Financial Results and Forecast for Fiscal Year Ended March 31, 2003	Attached

2. Previously provided 2002 documents.

	Document Description	DCN Number
a.	Brief Statement of Annual Financial Results and Forecast for Fiscal Year Ended March 31, 2002	26076859
b.	Brief Statement of Interim Financial Results and Forecast for Six Month Period Ended September 30, 2002	29043300
c.	Annual Report 2002	26076859 (furnished in Japanese) English translation attached

3. Previously provided 2001 documents.

	Document Description	DCN Number
a.	Brief Statement of Annual Financial Results and Forecast for Fiscal Year Ended March 31, 2001	29010896
b.	Brief Statement of Interim Financial Results and Forecast for Six Month Period Ended September 30, 2001	29012868
c.	Annual Report 2001	29011143

B. JAPANESE LANGUAGE DOCUMENTS (all summary translations)

1. Documents being provided for the current period.

	Document Description	
a.	Annual Securities Report for Fiscal Year Ended March 31, 2003	Attached
b.	Semi-Annual Securities Report for Six Months Ended September 30, 2002	Attached

c.	Annual Business Report to Shareholders for Fiscal Year Ended March 31, 2003	Attached
d.	Semi-Annual Business Report for Six Months Ended September 30, 2002	Attached
e.	Notice of Resolutions of General Meeting of Shareholders for Fiscal Year Ended March 31, 2003	Attached
f.	Notice of Interim Dividend decided by the Board of Directors for the Fiscal Year Ended March 31, 2003	Attached
g.	Notice of General Meeting of Shareholders, including Balance Sheet, Statement of Income, Operating Report and Proposal for Appropriation of Retained Earnings for Fiscal Year Ended March 31, 2003	Attached

2. Other documents being provided for 2001-2002 periods.

	Document Description	
a.	Annual Securities Report for Fiscal Year Ended March 31, 2002	Attached
b.	Semi-Annual Securities Report for Six Months Ended September 30, 2001	Attached
c.	Annual Business Report to Shareholders for Fiscal Year Ended March 31, 2002	Attached
d.	Semi-Annual Business Report for Six Months Ended September 30, 2001	Attached
e.	Notice of General Meeting of Shareholders, including Balance Sheet, Statement of Income, Operating Report and Proposal for Appropriation of Retained Earnings for Fiscal Year Ended March 31, 2002	Attached
f.	Notice of Interim Dividend decided by the Board of Directors for the Fiscal Year Ended March 31, 2002	Attached
g.	Notice of Resolutions of General Meeting of Shareholders for Fiscal Year Ended March 31, 2002	Attached
h.	Annual Securities Report for Fiscal Year Ended March 31, 2001	Attached
i.	Annual Business Report to Shareholders for Fiscal Year Ended March 31, 2001	Attached
j.	Notice of General Meeting of Shareholders, including Balance Sheet, Statement of Income, Operating Report and Proposal for Appropriation of Retained Earnings for Fiscal Year Ended March 31, 2001	Attached
k.	Notice of Resolutions of General Meeting of Shareholders for Fiscal Year Ended March 31, 2001	Attached

C. LIST OF NOTICES

1. List of previously provided Notices.

	Document Description	DCN Number
a.	Modification on the Forecast of the Operation for the Fiscal Year Ended March 31, 2002 (April 11, 2002)	25077101 (furnished in Japanese) English translation attached
b.	Modification on the Forecast of the Operation for the Fiscal Year Ended March 31, 2003 (April 7, 2003)	29020776 (furnished in Japanese) English translation attached
c.	News Release: Launch of Nintendo GameCube in Europe and pricing revision of GB Advance (January 28, 2002)	02028026

2. List of Notices being provided for the current period.

	Document Description	
a.	Notice of acquisition of its own shares by the Company (April 1, 2003)	Attached
b.	Notice of Authorization for Acquisition of Its Own Shares by the Company (May 22, 2003)	Attached
c.	Notice of acquisition of its own shares by the Company (June 2, 2003)	Attached
d.	Launch of "Enjoy plus pack", Nintendo GameCube plus Game Boy PlayerMajor shareholder change (May 21, 2003)	Attached
e.	Notice of End of Acquisition of Its Own Shares by the Company (June 26, 2003)	Attached

3. List of Other Notices furnished herewith.

	Document Description	
a.	Other Notices during Fiscal Year Ended March 31, 2003	Attached
b.	Other Notices during Fiscal Year Ended March 31, 2002	Attached

To whom it may concern

April 7, 2003

Nintendo Co., Ltd.
Yoshihiro Mori
Sr. Managing Director & GM
Corporate Analysis & Administration Division

Notice of Financial Forecast Modifications

In light of the most recent situations of our operations, we modify the financial forecast that we made on November 21, 2002 as follows:

1. Modifications of Consolidated Annual financial forecast (April 1,2002-March 31, 2003)

(Units: millions of yen unless specified)

	Sales	Recurring Profit	Net Profit
Previous Forecast (A) (Announced on Nov. 21, 2002)	600,000	110,000	80,000
Modified Forecast (B)	500,000	95,000	66,000
Net Increase/Decrease (B-A)	-100,000	-15,000	-14,000
Percentage of Increase/Decrease (%	-16.7	-13.6	-17.5
Actual Result for the Fiscal Year Ended in March 2002	554,886	186,618	106,444

2. Reason

use the sales of Nintendo GameCube are expected to be below our forecast, total sales are expected to be below our forecast.

May 30, 2002

Nintendo Co., Ltd.
11-1 Kamitoba hokotate-cho,
Minami-ku, Kyoto 601-8501
Japan

CONSOLIDATED FINANCIAL STATEMENTS

Nintendo Co., Ltd. and Consolidated Subsidiaries

FINANCIAL HIGHLIGHTS

Years ended March 31, 2001 and 2002

The amounts presented herein are rounded down under one million yen except as otherwise denominated.

Numbers in parentheses are negative.

	2001	Yen in Millions **2002**
Net sales	462,502	**554,886**
Percentage change from previous year	(12.8%)	**20.0%**
Operating income	84,697	**119,151**
Percentage change from previous year	(41.6%)	**40.7%**
Income before income taxes and extraordinary items	192,247	**186,618**
Percentage change from previous year	77.5%	**(2.9%)**
Net income	96,603	**106,444**
Percentage change from previous year	72.3%	**10.2%**
Net income per share	¥681.90	**¥751.39**
Ratio of net income to net worth	12.1%	**12.0%**
Ratio of income before income taxes and extraordinary items to total assets	19.2%	**16.8%**
Ratio of income before income taxes and extraordinary items to net sales	41.6%	**33.6%**
Financial position		
Total assets (1)	1,068,568	**1,156,715**
Shareholders' equity (2)	834,951	**935,075**
Ratio of net worth to total assets (2) / (1)	78.1%	**80.8%**
Shareholders' equity per share	¥5,893.71	**¥6,600.82**
Cash flows		
Cash flows from operating activities	122,234	**56,234**
Cash flows from investing activities	12,776	**(5,117)**
Cash flows from financing activities	(16,451)	**(17,146)**
Cash and cash equivalents at the end of year	785,992	**863,116**

Scope of consolidation and equity method application

Consolidated subsidiaries	22
(of which, newly added ··· 2 excluded ··· 2)	
Non-consolidated subsidiary with equity method applied	1
Affiliates with equity method applied	12
(of which, newly added ··· 0 excluded ··· 2)	

COMPANY GROUP INFORMATION

Nintendo Co., Ltd. ("the Company") and its related companies, which are composed of the Company, twenty-four subsidiaries, and fourteen affiliates as of March 31, 2002, operate manufacturing and sales of electronic entertainment products as a major business. Chart of business by the Company and its related companies are as follows.



Customers
Distributor
(a) Nintendo of America Inc.
(a) Nintendo of Canada Ltd.
(a) Nintendo of Europe GmbH
(a) Nintendo France S.A.R.L.
(a) Nintendo Benelux B.V.
(a) Nintendo España, S.A.
(a) Nintendo Australia Pty. Ltd.
(a) Nintendo Phuten Co., Ltd.
Electronic registration service of merchandise
(a) SiRAS.com Inc.
Retailer etc.
Nintendo Services USA, Inc.
Pokémon USA, Inc.
Market research etc.
(a) NES Merchandising Inc.
(a) NHR Inc.
(a) HFI Inc.
Retailer etc.
(d) The Pokémon Company
Management of game creator etc.
(a) Warpstar, Inc.
(c) Fukuei Co., Ltd.
(d) Marigul Management Inc.
(d) MGM Fund Inc.
Nintendo Co., Ltd.
Software development etc.
(a) Nintendo Technology Development Inc.
(a) Nintendo Software Technology Corporation
(a) Rare Acquisition Inc.
(a) Rare Limited
(a) Rare Inc.
(a) Rare Toys & Games, Inc.
(b) A/N Software Inc.
(d) Rareware Limited
(d) Left Field Productions, Inc.
(d) Retro Studios, Inc.
(d) Silicon Knights Inc.
(d) iKuni Inc.
(e) Midway/Nintendo Inc.
Software development etc.
(a) ND CUBE Co., Ltd.
(a) Brownie Brown Inc.
(d) MONEGI Co.
(d) Mobile 21 Co., Ltd.
(d) HAL LABORATORY, INC.
(e) Ape inc.
Sales channel
Other channel

The number of companies

(a) Consolidated subsidiaries	22
(b) Non-consolidated subsidiary with equity method applied	1
(c) Non-consolidated subsidiary with equity method non-applied	1
(d) Affiliates with equity method applied	12
(e) Affiliates with equity method non-applied	2

MANAGEMENT POLICY

1. Basic management policy

Nintendo Co., Ltd. ("the Company") and its consolidated subsidiaries (together with the Company, "Nintendo") strive to create new and unique hardware systems and interactive video games, utilizing advanced computer technology in both the home entertainment and handheld gaming environments. Nintendo seeks to provide consumers with a "world of entertainment", which is both innovative and fun with creative elements they have never experienced.

2. Basic policy of profit distribution

It is the Company's basic policy to internally provide the capital necessary to fund future growth, including capital investments, and to maintain a strong and liquid financial position. From our shareholders' perspective, it is our policy to keep the level of dividends stable for a long period of time.

Retained earnings are maintained for development of new products, capital investments, reinforcement of sales systems, and the possibility of a common stock share buyback.

3. View and policy of stock trading unit reduction

To assist new investors and to make the Company's common stocks more widely available, the Company changed the number of stock trading units from 1,000 shares to 100 shares in 1991. A further reduction of stock trading units would require a significant amount of cost and will require in-depth consideration from cost-effectiveness and stock liquidity viewpoints.

4. Medium and long term management strategy and challenges

In today's competitive video game market, dramatic improvements have been made in hardware capabilities by utilizing new technologies; however, it is becoming increasingly more difficult to create new and unique games which utilize the full capabilities of the new hardware. Nintendo is focusing more time and more resources on developing a new world of video game entertainment featuring its well-known franchise of characters while creating new characters and game concepts. The Company has expanded and strengthened its R&D functions and works constantly to increase its profits through innovation and cost management.

OPERATING RESULT

1. Review of operations

During the fiscal year ended March 31, 2002, the Japanese economy was depressed because of lower personal consumption and a general decline in corporate earnings resulting from a longer than anticipated business slump. Outside of Japan, the United States economy was temporarily slowed down by reduced spending, particularly in Information Technology sector and by the September 11 terrorist attacks. The United States economy is slowly recovering. Although the European economy also declined, unemployment stayed about the same and Europe is now showing signs of a business upturn.

The video game industry has attracted more attention with new products and a new competitor.

During the most recent fiscal year, Nintendo launched GAME BOY ADVANCE (a new handheld system) in The Americas and the European markets, and launched NINTENDO GAMECUBE (a new home entertainment console) in the domestic and The Americas markets. Nintendo delivered to consumers two exciting new game systems along with the best software ever.

As a result, net sales for the year ended March 31, 2002 were 554.8 billion yen, including foreign sales of 411.3 billion yen, which accounted for 74.1% of consolidated net sales. Income before income taxes and extraordinary items was 186.6 billion yen which reflects the drop in the yen exchange rate. Net income was 106.4 billion yen.

With respect to sales by business category, in the electronic entertainment products division, GAME BOY ADVANCE sales increased as popular software titles like "Super Mario Advance" and "Mario Kart Advance" were well received by consumers. The transition from the previous GAME BOY COLOR hand-held hardware system made progress. With respect to NINTENDO GAMECUBE, the exclusive software title "Smash Brothers DX" sold more than one million units both in the domestic market and in The Americas. "Animal Forest + (plus)", which may connect GAME BOY ADVANCE and NINTENDO GAMECUBE, became popular as a completely new gaming experience in the domestic market. Total net sales in the electronic entertainment products division were 552.7 billion yen, while sales in other products division (playing cards, karuta, etc.) were 2.1 billion yen.

With respect to geographic segment information, net sales in each segment (domestic, The Americas, and Europe) increased, due principally to the release of NINTENDO GAMECUBE (domestic and The Americas) and GAME BOY ADVANCE (Europe) hardware and software.

2. Cash Flows

Cash and cash equivalents at March 31, 2002 increased 77.1 billion yen from the previous fiscal year-end, to 863.1 billion yen, as the increase from operating activities exceeded the decrease from investing and financing activities.

Cash flows from operating activities:
Net cash provided by operating activities was 56.2 billion yen. Income before income taxes and minority interests was 183.0 billion yen, which included 42.0 billion yen from unrealized foreign exchange gains. The Company also paid out 109.7 billion yen in income taxes which affected cash flows from operating activities.

Cash flows from investing activities:
Net cash used in investing activities was 5.1 billion yen. Payments were made for new production facilities and the purchase of securities, while time deposits decreased.

Cash flows from financing activities:
Net cash used in financing activities was 17.1 billion yen, due mainly to 16.9 billion yen payment of cash dividends.

3. Annual Outlook

In the current video game market, it is absolutely necessary to develop exciting and amusing software in order to attract new consumers. It is also important to reduce hardware costs.

Taking these perspectives into consideration, Nintendo will make every effort to develop new systems, software and other products which will take full advantage of our existing hardware. We will also start to produce NINTENDO GAMECUBE hardware in China.

CONSOLIDATED BALANCE SHEETS

As of March 31, 2001 and 2002

Yen in Millions

	2001		**2002**		Change
[Assets]					
Current assets:					
Cash and deposits	824,937		**894,547**		69,609
Notes and trade accounts receivable	54,715		**45,861**		(8,854)
Marketable securities	13,087		**10,108**		(2,978)
Inventories	22,560		**43,868**		21,308
Deferred income taxes - current	34,766		**34,467**		(299)
Other	13,848		**15,168**		1,319
Allowance for doubtful accounts	(5,671)		**(6,251)**		(579)
	958,245	89.7 %	**1,037,770**	**89.7 %**	79,524
Fixed assets:					
Property, plant and equipment					
Buildings and structures	25,936		**26,196**		259
Machinery, equipment and automobiles	1,280		**2,231**		951
Furniture and fixtures	2,957		**3,206**		249
Land	34,612		**35,045**		432
Construction in progress	29		**1**		(27)
	64,815	6.1 %	**66,681**	**5.8 %**	1,865
Intangible assets					
Software etc.	478	0.0 %	**174**	**0.0 %**	(304)
Investments and other assets					
Investments in securities	28,471		**32,589**		4,117
Deferred income taxes - non-current	14,640		**12,496**		(2,144)
Other	2,008		**7,092**		5,084
Allowance for doubtful accounts	(92)		**(89)**		2
	45,028	4.2 %	**52,089**	**4.5 %**	7,061
	110,322	10.3 %	**118,945**	**10.3 %**	8,622
Total	1,068,568	100.0 %	**1,156,715**	**100.0 %**	88,147

As of March 31, 2001 and 2002

Yen in Millions

	2001		**2002**		Change
[Liabilities]					
Current liabilities:					
Notes and trade accounts payable	84,244		**106,685**		22,440
Accrued income taxes	65,074		**30,376**		(34,697)
Reserve for bonuses	1,511		**1,610**		99
Other	73,922		**73,535**		(386)
	224,753	21.0 %	**212,208**	**18.3 %**	(12,545)
Non-current liabilities:					
Non-current accounts payable	418		**299**		(118)
Reserve for employee retirement and severance benefits	4,017		**4,416**		399
Reserve for directors retirement and severance benefits	1,581		**1,687**		105
	6,016	0.6 %	**6,403**	**0.6 %**	386
Total liabilities	230,769	21.6 %	**218,611**	**18.9 %**	(12,158)
[Minority interests in consolidated subsidiaries]					
Minority interests in consolidated subsidiaries	2,846	0.3 %	**3,028**	**0.3 %**	181
[Shareholders' equity]					
Common stock	10,065	0.9 %	**10,065**	**0.9 %**	-
Additional paid-in capital	11,584	1.1 %	**11,584**	**1.0 %**	-
Consolidated retained earnings	815,457	76.3 %	**904,732**	**78.2 %**	89,274
Unrealized gains on other securities	2,438	0.2 %	**3,848**	**0.3 %**	1,409
Translation adjustments	(4,577)	(0.4 %)	**5,025**	**0.4 %**	9,602
Treasury stock, at cost	(16)	(0.0 %)	**(180)**	**(0.0 %)**	(163)
Total shareholders' equity	834,951	78.1 %	**935,075**	**80.8 %**	100,123
Total	1,068,568	100.0 %	**1,156,715**	**100.0 %**	88,147

CONSOLIDATED STATEMENTS OF INCOME

Years ended March 31, 2001 and 2002

Yen in Millions

	2001		**2002**		Change	
Net sales	462,502	100.0 %	**554,886**	**100.0 %**	92,383	20.0 %
Cost of sales	278,462	60.2 %	**334,620**	**60.3 %**	56,157	20.2 %
Gross margin	184,040	39.8 %	**220,266**	**39.7 %**	36,225	19.7 %
Selling, general and administrative expenses	99,342	21.5 %	**101,114**	**18.2 %**	1,772	1.8 %
Operating income	84,697	18.3 %	**119,151**	**21.5 %**	34,453	40.7 %
Other income						
Interest income	39,133		**22,904**		(16,229)	
Foreign exchange gain	66,335		**43,419**		(22,915)	
Other	3,600		**2,391**		(1,209)	
Total other income	109,069	23.6 %	**68,715**	**12.3 %**	(40,353)	(37.0 %)
Other expenses						
Sales discount	306		**473**		166	
Equity in losses of non-consolidated subsidiary and affiliates	731		**127**		(603)	
Other	482		**647**		164	
Total other expenses	1,520	0.3 %	**1,248**	**0.2 %**	(271)	(17.9 %)
Income before income taxes and extraordinary items	192,247	41.6 %	**186,618**	**33.6 %**	(5,628)	(2.9 %)
Extraordinary income	470	0.1 %	**1,284**	**0.2 %**	813	172.8 %
Extraordinary loss	24,066	5.2 %	**4,879**	**0.8 %**	(19,186)	(79.7 %)
Income before income taxes and minority interests income	168,651	36.5 %	**183,023**	**33.0 %**	14,371	8.5 %
Provision for income taxes and enterprise tax	93,710	20.3 %	**74,351**	**13.4 %**	(19,358)	(20.7 %)
Income taxes deferred	(21,358)	(4.6 %)	**2,445**	**0.4 %**	23,803	(111.5 %)
Minority interests income	(303)	(0.1 %)	**(218)**	**(0.0 %)**	84	(27.9 %)
Net income	96,603	20.9 %	**106,444**	**19.2 %**	9,841	10.2 %

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Years ended March 31, 2001 and 2002

Yen in Millions

	2001	**2002**	Change
Consolidated retained earnings -Beginning	735,850	**815,457**	79,607
Increase			
Retained earnings increased by addition of equity method companies	174	-	(174)
Total increase	174	-	(174)
Decrease			
Cash dividends	17,000	**17,000**	(0)
Directors' bonuses	170	**170**	-
Total decrease	17,170	**17,170**	(0)
Net income	96,603	**106,444**	9,841
Consolidated retained earnings -Ending	815,457	**904,732**	89,274

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended March 31, 2001 and 2002

	2001	2002
I Cash flows from operating activities:		
Income before income taxes	168,651	**183,023**
Depreciation and amortization	4,537	**5,639**
Increase in allowance for doubtful accounts	1,077	**248**
Increase in reserve for employee retirement and severance benefits	3,776	**213**
Interest and dividends income	(39,245)	**(23,029)**
Interest expenses	0	**0**
Foreign exchange losses (gains)	(66,563)	**(42,093)**
Gain on sales of marketable securities	(156)	**(5)**
Unrealized loss on investment in securities	13,562	**4,458**
Unrealized loss on land	5,988	**-**
Equity in losses of non-consolidated subsidiary and affiliates	731	**127**
Decrease (increase) in notes and trade accounts receivables	25,648	**10,983**
Decrease (increase) in inventories	9,701	**(21,308)**
Increase (decrease) in notes and trade accounts payables	(5,027)	**22,189**
Increase in consumption taxes payables	1,293	**498**
Directors' bonuses paid	(170)	**(170)**
Other, net	9,440	**2,031**
Sub-total	133,246	**142,807**
Interest and dividends received	39,464	**23,201**
Interest paid	(0)	**(0)**
Income taxes paid	(50,475)	**(109,773)**
Net cash provided by (used in) operating activities	122,234	**56,234**
II Cash flows from investing activities:		
Increase in time deposits	(58,980)	**(140,959)**
Decrease in time deposits	17,429	**155,057**
Payments for purchases of marketable securities	(134,796)	**(59,746)**
Proceeds from sales of marketable securities	206,048	**59,202**
Payments for purchases of property, plant and equipment	(10,836)	**(13,096)**
Proceeds from sales of property, plant and equipment	134	**886**
Payments for investments in securities	(6,005)	**(24,033)**
Proceeds from investments in securities	-	**17,968**
Other, net	(216)	**(396)**
Net cash provided by (used in) investing activities	12,776	**(5,117)**
III Cash flows from financing activities:		
Proceeds from stock issued to minority interests	501	**5**
Payments for purchases of treasury stock	(230)	**(270)**
Proceeds from sales of treasury stock	266	**113**
Cash dividends paid	(16,988)	**(16,994)**
Net cash provided by (used in) financing activities	(16,451)	**(17,146)**
IV Effect of exchange rate changes on cash and cash equivalents	73,369	**43,154**
V Net increase (decrease) of cash and cash equivalents	191,929	**77,123**
VI Cash and cash equivalents - Beginning	594,062	**785,992**
VII Cash and cash equivalents - Ending	785,992	**863,116**

BASIS OF CONSOLIDATED FINANCIAL STATEMENTS

1. Scope of consolidation

• Consolidated subsidiaries	22	Nintendo of America Inc.	NES Merchandising Inc.	NHR Inc.	HFI Inc.
		SiRAS.com Inc.	Nintendo of Canada Ltd.	Nintendo of Europe GmbH	
		Nintendo France S.A.R.L.	Nintendo Benelux B.V.	Nintendo España, S.A.	
		Nintendo Australia Pty. Ltd.	Nintendo Technology Development Inc.		
		Nintendo Software Technology Corporation	Nintendo Services USA, Inc.		
		Rare Acquisition Inc.	Rare Limited	Rare Inc.	Rare Toys & Games, Inc.
		Nintendo Phuten Co., Ltd.	ND CUBE Co., Ltd.	Brownie Brown Inc.	
		Warpstar, Inc.			

Nintendo Services USA, Inc. and Warpstar, Inc. are newly consolidated because of share acquisition.

Nintendo Software Canada Inc. (as of March 25, 2002) and Nintendo Services Ltd. (as of March 28, 2002) are excluded from consolidation as both companies had completed their liquidation.

• Non-consolidated subsidiaries	2	Fukuei Co., Ltd.	A/N Software Inc.

Above two companies are excluded from consolidation as they are not considered to be significant.

2. Scope of equity method companies

• Equity method • non-consolidated • subsidiary	1	A/N Software Inc.

• Equity method • affiliates	12	Marigul Management Inc.	MGM Fund Inc.	The Pokémon Company
		MONEGI Co.	Mobile 21 Co., Ltd.	HAL LABORATORY, INC.
		Rareware Limited	Left Field Productions, Inc.	Retro Studios, Inc.
		Silicon Knights Inc.	iKuni Inc.	Pokémon USA, Inc.

The Pokémon Company LLC (as of August 30, 2001) and Randnet DD Co., Ltd. (as of January 31, 2002) had completed liquidation. Consequently, these companies are excluded from the scope of equity method affiliates.

With respect to (equity method applied) companies with different year-end from consolidated year-end (i.e., March 31), their financial statements are used as they are.

3. Fiscal year-end of consolidated subsidiaries

Although fiscal year-end of Nintendo Phuten Co., Ltd., Rare Limited, Rare Inc., and Rare Toys & Games, Inc. is December 31, which is different from consolidated year-end, their financial statements are used for consolidation as the variance of year-end is within three months (so-called three month rule applicable). Important transactions between their year-end and March 31 are reconciled for consolidation.

4. Accounting policies

(1) A valuation basis and method of important assets

(A) Securities

• • • Held-to-maturity bonds — Amortized cost method (by straight-line method)

• • • Other securities

Marketable other securities — Market price method, based on the market value at balance sheet date (Losses are charged to income, and unrealized gains,net of tax are charged to shareholders' equity.)

Non-marketable other securities — Cost, determined by the moving average method

(B) Derivatives

Market price method

(C) Inventories

Lower of cost, determined by the moving average method, or market

(2) Depreciation method for fixed assets

(A) Tangible assets

• • • The Company to file consolidated financial statements and domestic consolidated subsidiaries	Declining balance method (Some equipments are depreciated over economic useful life.) Buildings (exclusive of structures) acquired on or after April 1,1998 are depreciated using the straight-line method.
• • • Overseas consolidated subsidiaries	Straight-line method over the estimated useful lives of the assets Durability period for major assets is as follows. Buildings and structures: 3 to 60 years
(B) Intangible assets	Straight-line method As for software for the in-house use, straight-line method based on usable period (mainly five years).

(3) Allowance and reserve

(A) Allowance for doubtful accounts

The Company to file consolidated financial statements and domestic consolidated subsidiaries are calculating the allowance for general accounts receivables with actual percentage of credit losses to provide against losses on bad debts, as well as calculating the allowance for each doubtful account with an estimated amount of probable bad debt. Overseas consolidated subsidiaries are calculating the allowance for each doubtful account with an estimated amount of probable bad debt.

(B) Reserve for bonuses

The Company to file consolidated financial statements is calculating the reserve for bonuses with estimated prorated amounts to be paid.

(C) Reserve for employee retirement and severance benefits

The Company to file consolidated financial statements and part of consolidated subsidiaries are calculating the reserve for employee retirement and severance benefits with estimated amounts to be required at the end of consolidated fiscal year, on the basis of the cost of retirement benefits and plan assets at the end of such fiscal year.

(D) Reserve for directors retirement and severance benefits

The Company to file consolidated financial statements is calculating the reserve for directors retirement and severance benefits with estimated amounts to be paid at the end of fiscal year, based on the Company's internal rules.

(4) Translation basis of assets and/or liabilities denominated in foreign currencies

Receivables and/or payables denominated in foreign currencies are translated into Japanese yen by the spot exchange rates at the end of fiscal year. Exchange gains or losses are charged to income. With respect to financial statements of overseas consolidated subsidiaries, balance sheets are translated into Japanese yen at exchange rates in effect at the balance sheet date for assets and liabilities. The average exchange rates for the fiscal year are used for translation of revenue and expenses. The difference resulting from translation in this manner are shown as Minority Interests in Consolidated Subsidiaries and Translation Adjustments in Shareholders' equity.

(5) Lease transactions

Leases, other than those leases deemed to transfer the ownership of the leased assets to lessees, are accounted for as operating leases.

(6) Consumption tax

The consumption tax and the provincial consumption tax are recorded as asset / liability when they are received / paid.

5. Valuation of assets and liabilities of consolidated subsidiaries

Valuation of assets and liabilities of consolidated subsidiaries are under fair market value method.

6. Appropriation of retained earnings

Consolidated statements of retained earnings are prepared in accordance with profit of appropriations, determined in the consolidated fiscal year.

7. Funds in consolidated statements of cash flows

Funds (cash and cash equivalents) in consolidated statements of cash flows cover cash on hand, deposits which are able to be withdrawn at any time, and short-time investments which are able to be cashed easily, with little risk of value fluctuation, for which the term of redemption comes within three months from the acquisition date.

NOTES

Yen in Millions

Consolidated balance sheets information;

	2001	**2002**
Accumulated depreciation of tangible assets	30,052	**33,530**

Consolidated statements of income information;

	2001	**2002**
Research and development costs	16,591	**16,791**

Consolidated statements of cash flows information;

Reconciliation between cash and cash equivalents - ending and the amount shown on consolidated balance sheets

	2001	**2002**
Cash and deposits account	824,937	**894,547**
Bonds etc. due within three months period	4,497	**-**
Time deposits (over 3 months)	(43,443)	**(31,430)**
Cash and cash equivalents - ending	785,992	**863,116**

Lease transaction information;

1. Finance lease

	2001	**2002**
(1) Notional acquisition cost, accumulated depreciation and balance		
Acquisition cost	580	**829**
Accumulated depreciation	342	**411**
Balance at the end of year	237	**417**
(2) Future lease payments		
Within a year	107	**220**
Over a year	130	**196**
Total	237	**417**
(3) Lease expense and notional depreciation expense		
Lease expense	135	**214**
Depreciation expense	135	**214**

(4) Calculation method of depreciation cost

Straight-line method over lease period, with zero residual value.

2. Operating lease

Future lease payments

	2001	**2002**
Within a year	89	**459**
Over a year	334	**4,224**
Total	424	**4,683**

SEGMENT INFORMATION

1. Segment information by business categories

Since the company operates predominantly in one industry segment which is accounted for over 90% of total sales, operating income and assets, this information is left out.

2. Segment information by seller's location

Yen in Millions

Year ended March 31, 2001	Domestic	The Americas	Europe	Other	Total	Eliminations or unallocated assets	Consolidated
1. Net sales and operating income							
Net sales							
(1) Sales to third parties	142,166	237,864	73,842	8,630	462,502	-	462,502
(2) Sales to inter segments	209,037	684	8,854	6	218,582	(218,582)	-
Total	351,204	238,548	82,696	8,636	681,085	(218,582)	462,502
Cost of sales and operating expenses	300,472	209,165	74,051	8,233	591,922	(214,117)	377,804
Operating income	50,731	29,382	8,645	403	89,162	(4,464)	84,697
2. Assets	909,722	228,747	66,214	4,393	1,209,076	(140,508)	1,068,568

Year ended March 31, 2002	Domestic	The Americas	Europe	Other	Total	Eliminations or unallocated assets	Consolidated
1. Net sales and operating income							
Net sales							
(1) Sales to third parties	171,331	283,427	94,259	5,868	554,886	-	554,886
(2) Sales to inter segments	275,923	932	3,425	0	280,281	(280,281)	-
Total	447,254	284,360	97,684	5,868	835,167	(280,281)	554,886
Cost of sales and operating expenses	382,489	252,984	92,132	5,768	733,375	(297,640)	435,735
Operating income	64,764	31,375	5,551	100	101,792	17,358	119,151
2. Assets	988,187	176,967	52,597	3,052	1,220,804	(64,088)	1,156,715

3. Sales to overseas customers

Yen in Millions

Year ended March 31, 2001	The Americas	Europe	Other	Total
Sales to overseas customers	238,779	96,788	13,270	348,839
Consolidated net sales				462,502
Percentage of sales to overseas customers to consolidated net sales	51.6%	20.9%	2.9%	75.4%

Year ended March 31, 2002	The Americas	Europe	Other	Total
Sales to overseas customers	284,521	116,161	10,620	411,304
Consolidated net sales				554,886
Percentage of sales to overseas customers to consolidated net sales	51.3%	20.9%	1.9%	74.1%

TAX EFFECT ACCOUNTING INFORMATION

I Year ended March 31, 2001

Yen in Millions

1. Significant components of deferred tax assets and liabilities are summarized as follows

	2001
Deferred tax assets:	
Inventory - write-downs and elimination of unrealized profit	13,095
Accrued expenses	8,814
Research and development costs	7,279
Accrued enterprise tax	5,713
Unrealized loss on investment in securities	5,402
Unrealized loss on land	2,515
Allowance for doubtful accounts	1,798
Reserve for employee retirement and severance benefits	1,746
Copyright expenses	1,407
Tax carryforwards	425
Other	6,110
Gross deferred tax assets	54,310
Valuation allowance	(1,059)
Total deferred tax assets	53,251
Deferred tax liabilities:	
Unrealized gains on other securities	(1,765)
Undistributed retained earnings on overseas subsidiaries	(1,330)
Other	(747)
Total deferred tax liabilities	(3,843)
Net deferred tax assets	49,407

2. Reconciliation of the statutory tax rate and the effective income tax rate

This information is excluded, since the difference is not more than five one hundredth of the statutory tax rate.

II Year ended March 31, 2002

Yen in Millions

1. Significant components of deferred tax assets and liabilities are summarized as follows

	2002
Deferred tax assets:	
Other A/P and accrued expenses	20,383
Inventory - write-downs and elimination of unrealized profit	9,720
Research and development costs	5,458
Unrealized loss on land	2,515
Accrued enterprise tax	2,459
Allowance for doubtful accounts	2,222
Reserve for employee retirement and severance benefits	1,806
Copyright expenses	1,477
Other	7,182
Gross deferred tax assets	53,224
Valuation allowance	(1,667)
Total deferred tax assets	51,556
Deferred tax liabilities:	
Unrealized gains on other securities	(2,786)
Undistributed retained earnings on overseas subsidiaries	(851)
Other	(954)
Total deferred tax liabilities	(4,592)
Net deferred tax assets	46,963

2. Reconciliation of the statutory tax rate and the effective income tax rate

This information is excluded, since the difference is not more than five one hundredth of the statutory tax rate.

SECURITIES INFORMATION

I As of March 31, 2001

Yen in Millions

1. Marketable other securities

	Purchase Price	Book Value	Difference
(book value exceeds purchase price)			
Stocks	3,020	7,224	4,204
Sub-total	3,020	7,224	4,204
(book value does not exceed purchase price)			
Stocks	2,121	1,813	(308)
Bonds	25,507	13,098	(12,409)
Sub-total	27,629	14,911	(12,717)
Total	30,649	22,136	(8,513)

2. Contents and book value of major non-marketable securities

(1) Held-to-maturity bonds	
Commercial paper	9,109
Unlisted foreign bonds	3,478
(2) Other securities	
Unlisted foreign bonds	5,000

3. Held-to-maturity securities and held-to-maturity bonds

	Due in one year or less	Due after one year through ten years
Commercial paper	9,109	-
Unlisted foreign bonds	3,478	5,000
Total	12,587	5,000

[Note]

Unlisted foreign bonds of 13,098 million yen to be redeemed are not included in the amount of 3,478 million yen above, since it is certain they will be converted into stocks.

II As of March 31, 2002

Yen in Millions

1. Marketable other securities

	Purchase Price	Book Value	Difference
(book value exceeds purchase price)			
Stocks	11,975	18,610	6,634
(book value does not exceed purchase price)			
Stocks	1,872	1,750	(121)
Total	13,847	20,360	6,512

2. Contents and book value of major non-marketable securities

(1) Held-to-maturity bonds	
Commercial paper	5,443
Unlisted foreign bonds	4,665
(2) Other securities	
Unlisted foreign bonds	6,000
Preference securities	5,000

3. Held-to-maturity securities and held-to-maturity bonds

	Due in one year or less	Due after one year through five years
Commercial paper	5,443	-
Unlisted foreign bonds	4,665	1,000
Total	10,108	1,000

DERIVATIVE TRANSACTIONS INFORMATION

I As of March 31, 2001

1. Condition of derivative transactions

The company group has only foreign exchange forward contracts and currency option contracts within the limits of foreign currency deposits.

The company group enters into derivative transactions for yield improvement of short-term financial assets, to reduce risk of exchange or interest rate fluctuations, but not for speculative purposes. Because the counterparties to these transactions are limited to high confidence level financial institutions and the transactions are short-term only, practically no risk due to default is anticipated. Derivative transactions are made only by Treasury department under approval by President and director who is in charge of these transactions.

2. The fair market value of transactions

Yen in Millions

2001

	Contract amount <Option fee>	After one year	Fair market value	Unrealized Gain(loss)
Non-exchange trade				
Currency option contracts:				
Written				
Call:				
U.S. dollars	72,090	-		
	<828>	<->	2,782	(1,953)
Purchased				
Put:				
U.S. dollars	72,090	-		
	<828>	<->	637	(191)
Total	-	-	-	(2,144)

II As of March 31, 2002

1. Condition of derivative transactions

Only the Company to file consolidated financial statements enters into derivative transactions in the group.

The Company has only foreign exchange forward contracts and currency option contracts within the limits of foreign currency deposits.

The Company enters into derivative transactions for yield improvement of short-term financial assets, to reduce risk of exchange or interest rate fluctuations, but not for speculative purposes. Because the counterparties to these transactions are limited to high confidence level financial institutions and the transactions are short-term only, the Company anticipates practically no risk due to default. Derivative transactions entered into by the Company are made only by Treasury department under approval by President and director who is in charge of these transactions.

2. The fair market value of transactions

Yen in Millions

2002

	Contract amount <Option fee>	After one year	Fair market value	Unrealized Gain(loss)
Non-exchange trade				
Currency option contracts:				
Written				
Call:				
U.S. dollars	-	-		
	<->	<->	-	-
Purchased				
Put:				
U.S. dollars	-	-		
	<->	<->	-	-
Total	-	-	-	-

RETIREMENT AND SEVERANCE BENEFITS INFORMATION

Outline of retirement benefit plan

The Company to file consolidated financial statements has approved pension scheme and lump-sum severance payments plan as defined benefit plan. It may also pay extra retirement allowance to employees who have distinguished services.
Certain overseas consolidated subsidiaries have defined contribution plan as well as defined benefit plan.

I As of March 31, 2001

	Yen in Millions
	2001
1. Retirement benefit obligation at the end of year	
a. Retirement benefit obligation	(14,362)
b. Plan assets	9,536
c. Unfunded retirement benefit obligation	(4,825)
d. No amortization of difference by accounting changes	-
e. Unrecognized actuarial difference	89
f. Unrecognized prior service cost (decrease of obligation)	718
g. Net pension liability recognized in the consolidated balance sheet	(4,017)
h. Prepaid pension cost	-
i. Reserve for employees retirement and severance benefits	(4,017)
2. Retirement benefit cost for the year	
a. Service cost	842
b. Interest cost	437
c. Expected return on plan assets	(248)
d. Amortization of difference by accounting changes	(563)
e. Amortization of actuarial difference	1,420
f. Amortization of prior service cost	721
g. Retirement benefit cost	2,610

3. Basis of calculation

a. Method of attributing benefits to years of service	Straight-line basis
b. Discount rate	1.5% to 7.0%
c. Expected return rate on plan assets	1.5% to 8.0%
d. Amortization years of prior service cost	one to ten years
e. Amortization years of actuarial difference	fully amortized in the same fiscal year as incurred at the Company to file consolidated statements
f. Amortization years of difference by accounting changes	fully amortized in the initial fiscal year

II As of March 31, 2002

	Yen in Millions 2002
1. Retirement benefit obligation at the end of year	
a. Retirement benefit obligation	(15,550)
b. Plan assets	9,931
c. Unfunded retirement benefit obligation	(5,619)
d. No amortization of difference by accounting changes	-
e. Unrecognized actuarial difference	920
f. Unrecognized prior service cost (decrease of obligation)	281
g. Net pension liability recognized in the consolidated balance sheet	(4,416)
h. Prepaid pension cost	-
i. Reserve for employees retirement and severance benefits	(4,416)
2. Retirement benefit cost for the year	
a. Service cost	1,095
b. Interest cost	550
c. Expected return on plan assets	(282)
d. Amortization of difference by accounting changes	-
e. Amortization of actuarial difference	613
f. Amortization of prior service cost	510
g. Retirement benefit cost	2,488

3. Basis of calculation

a. Method of attributing benefits to years of service	Straight-line basis
b. Discount rate	1.5% to 7.0%
c. Expected return rate on plan assets	1.5% to 8.0%
d. Amortization years of prior service cost	one to ten years
e. Amortization years of actuarial difference	Mainly fully amortized in the same fiscal year as incurred
f. Amortization years of difference by accounting changes	——

PRODUCTION, ORDER AND SALES INFORMATION

Years ended March 31, 2001 and 2002

Yen in Millions

1. Production

	2001	**2002**
Electronic entertainment products		
(Hardware)		
Handheld	139,908	**180,707**
Console	17,981	**107,191**
Other	16,435	**28,197**
	174,324	**316,096**
(Software)		
Handheld	143,617	**160,439**
Console	136,416	**63,281**
Other	219	**-**
	280,253	**223,721**
Sub-Total	454,578	**539,817**
Other products	2,638	**1,278**
Total	457,217	**541,096**

2. Order

	2001		**2002**	
	Orders received	Back orders	**Orders received**	**Back orders**
Electronic entertainment products				
Handheld	49,528	3,095	**79,065**	**3,916**
Console	20,699	286	**13,266**	**849**
Total	70,228	3,381	**92,331**	**4,765**

3. Sales

	2001	**2002**
Electronic entertainment products		
(Hardware)		
Handheld	123,396	**189,753**
Console	29,694	**99,256**
Other	21,642	**26,878**
	174,733	**315,887**
(Software)		
Handheld	139,468	**164,779**
Console	129,392	**63,858**
Royalty income and contents income	14,629	**8,130**
Other	284	**130**
	283,775	**236,898**
Sub-Total	458,508	**552,785**
Other products	3,993	**2,100**
Total	462,502	**554,886**

Nintendo Co., Ltd.
11-1 Kamitoba hokotate-cho,
Minami-ku, Kyoto 601-8501
Japan

NON-CONSOLIDATED FINANCIAL STATEMENTS

FINANCIAL HIGHLIGHTS

Years ended March 31, 2001 and 2002

The amounts presented herein are rounded down under one million yen except as otherwise denominated.
Numbers in parentheses are negative.

Yen in Millions

	2001	2002
Net sales	351,066	**447,101**
Percentage change from previous year	(15.2%)	**27.4%**
Operating income	50,741	**65,033**
Percentage change from previous year	(51.4%)	**28.2%**
Income before income taxes and extraordinary items	164,533	**144,788**
Percentage change from previous year	118.0%	**(12.0%)**
Net income	86,777	**80,323**
Percentage change from previous year	76.7%	**(7.4%)**
Net income per share	¥612.54	**¥567.00**
Ratio of net income to net worth	11.6%	**9.8%**
Ratio of income before income taxes and extraordinary items to total assets	18.4%	**14.7%**
Ratio of income before income taxes and extraordinary items to net sales	46.9%	**32.4%**
Total cash dividends per share	¥120.00	**¥140.00**
Interim	¥60.00	**¥60.00**
Year-end	¥60.00	**¥80.00**
Payout ratio	19.6%	**24.7%**
Ratio of dividends to net worth	2.2%	**2.3%**
Financial position		
Total assets (1)	947,921	**1,026,478**
Shareholders' equity (2)	785,536	**849,919**
Ratio of net worth to total assets (2)/(1)	82.9%	**82.8%**
Shareholders' equity per share	¥5,544.87	**¥5,999.69**

[Notes]
Date of Shareholders' Meeting : June 27, 2002
Average number of shares issued and outstanding for the year ended March 31, 2002 : 141,664,976 shares
Number of shares issued and outstanding as of March 31, 2002 (excluding treasury stock) : 141,660,536 shares
Number of treasury stocks as of March 31, 2002 : 8,464 shares
Stock trading unit : 100 shares
Change of accounting policies : None

NON-CONSOLIDATED BALANCE SHEETS

As of March 31, 2001 and 2002

Yen in Millions

	2001		2002		Change
[Assets]					
Current assets:					
Cash and deposits	622,264		**764,274**		142,009
Notes receivable	2,202		**2,101**		(100)
Trade accounts receivable	153,297		**69,505**		(83,791)
Marketable securities	6,475		**4,665**		(1,810)
Inventories	6,601		**17,552**		10,951
Deferred income taxes - current	18,702		**23,794**		5,092
Other current assets	10,855		**11,564**		709
Allowance for doubtful accounts	(1,037)		**(406)**		631
	819,360	86.4 %	**893,052**	**87.0 %**	73,691
Fixed assets:					
Property, plant and equipment					
Buildings and structures	17,877		**16,767**		(1,109)
Machinery and equipment	110		**121**		11
Automobiles	36		**30**		(6)
Furniture and fixtures	1,596		**1,634**		38
Land	25,596		**25,596**		-
Construction in progress	29		**-**		(29)
	45,245	4.8 %	**44,149**	**4.3 %**	(1,095)
Intangible assets					
Software	342		**83**		(258)
Other intangible assets	99		**34**		(65)
	442	0.1 %	**117**	**0.0 %**	(324)
Investments and other assets					
Investments in securities	27,468		**31,661**		4,192
Investments in affiliates	39,472		**39,817**		345
Non-current receivable	4,551		**4,818**		267
Deferred income taxes - non-current	14,270		**10,754**		(3,516)
Other investments and other assets	1,661		**6,932**		5,270
Allowance for doubtful accounts	(4,551)		**(4,825)**		(273)
	82,873	8.7 %	**89,157**	**8.7 %**	6,284
	128,561	13.6 %	**133,425**	**13.0 %**	4,864
Total	947,921	100.0 %	**1,026,478**	**100.0 %**	78,556

As of March 31, 2001 and 2002

Yen in Millions

	2001		**2002**		Change
[Liabilities]					
Current liabilities:					
Notes payable	36,734		**20,459**		(16,275)
Trade accounts payable	45,151		**82,433**		37,281
Other accounts payable	7,418		**20,434**		13,016
Accrued income taxes	56,033		**22,146**		(33,886)
Advances received	692		**1,071**		378
Reserve for bonuses	1,511		**1,610**		99
Other current liabilities	11,069		**24,739**		13,669
	158,611	16.7 %	**172,896**	**16.8 %**	14,284
Non-current liabilities:					
Non-current accounts payable	418		**299**		(118)
Reserve for employee retirement and severance benefits	1,773		**1,675**		(98)
Reserve for directors retirement and severance benefits	1,581		**1,687**		105
	3,773	0.4 %	**3,662**	**0.4 %**	(110)
Total liabilities	162,385	17.1 %	**176,558**	**17.2 %**	14,173
[Shareholders' equity]					
Common stock	10,065	1.1 %	**10,065**	**1.0 %**	-
Additional paid-in capital	11,584	1.2 %	**11,584**	**1.1 %**	-
Legal reserve	2,516	0.3 %	**2,516**	**0.2 %**	-
Retained earnings	758,932	80.1 %	**822,085**	**80.1 %**	63,153
Special reserve	55		**53**		(2)
General reserve	660,000		**660,000**		-
Unappropriated	98,876		**162,032**		63,156
Unrealized gains on other securities	2,438	0.2 %	**3,848**	**0.4 %**	1,409
Treasury stock, at cost	-	- %	**(180)**	**(0.0 %)**	(180)
Total shareholders' equity	785,536	82.9 %	**849,919**	**82.8 %**	64,382
Total	947,921	100.0 %	**1,026,478**	**100.0 %**	78,556

NON-CONSOLIDATED STATEMENTS OF INCOME

Years ended March 31, 2001 and 2002

Yen in Millions

	2001		**2002**		Change	
Net sales	351,066	100.0 %	**447,101**	**100.0 %**	96,034	27.4 %
Cost of sales	259,224	73.8 %	**328,194**	**73.4 %**	68,970	26.6 %
Gross margin	91,842	26.2 %	**118,906**	**26.6 %**	27,064	29.5 %
Selling, general and administrative expenses	41,100	11.7 %	**53,873**	**12.1 %**	12,772	31.1 %
Operating income	50,741	14.5 %	**65,033**	**14.5 %**	14,291	28.2 %
Other income	114,124	32.5 %	**80,752**	**18.1 %**	(33,372)	(29.2 %)
Interest income and dividends	42,787		**31,224**		(11,563)	
Other	71,336		**49,527**		(21,809)	
Other expenses	333	0.1 %	**996**	**0.2 %**	663	199.0 %
Sales discount	328		**501**		173	
Other	4		**494**		490	
Income before income taxes and extraordinary items	164,533	46.9 %	**144,788**	**32.4 %**	(19,744)	(12.0 %)
Extraordinary income	2,123	0.6 %	**1,000**	**0.2 %**	(1,122)	(52.9 %)
Extraordinary loss	24,036	6.9 %	**9,249**	**2.1 %**	(14,786)	(61.5 %)
Income before income taxes	142,620	40.6 %	**136,539**	**30.5 %**	(6,080)	(4.3 %)
Provision for income taxes and enterprise tax	72,128	20.5 %	**58,813**	**13.1 %**	(13,315)	(18.5 %)
Income taxes deferred	(16,286)	(4.6 %)	**(2,597)**	**(0.6 %)**	13,689	(84.1 %)
Net income	86,777	24.7 %	**80,323**	**18.0 %**	(6,454)	(7.4 %)
Retained earnings brought forward	20,598		**90,209**		69,610	
Interim dividends	8,500		**8,499**		(0)	
Unappropriated retained earnings	98,876		**162,032**		63,156	

PROPOSAL OF APPROPRIATIONS

Years ended March 31, 2001 and 2002

Yen in Millions

	2001	**2002**	Change
Unappropriated retained earnings ---------	98,876	**162,032**	63,156
Reversal of special reserve ---------------	2	**2**	(0)
Reversal of general reserve ---------------	-	**100,000**	100,000
Total ------------------------------------	98,879	**262,035**	163,156
Cash dividends ---------------------------	8,500	**11,332**	2,832
	(• 60.00 per share)	**(• 80.00 per share)**	
Directors' bonuses -----------------------	170	**170**	-
Retained earnings - carried forward --------	90,209	**250,532**	160,323

[Notes]

Interim dividends (8,499 million yen, • 60 per share) were paid on December 10, 2001.

BASIS OF NON-CONSOLIDATED FINANCIAL STATEMENTS

1. A valuation basis and method of important assets

(A) Securities

Held-to-maturity bonds	Amortized cost method (by straight-line method)
Securities of subsidiaries and affiliates	Cost, determined by the moving average method
Other securities	
Marketable other securities	Market price method, based on the market value at balance sheet date (Losses are charged to income, and unrealized gains, net of tax are charged to shareholders' equity.)
Non-marketable other securities	Cost, determined by the moving average method

(B) Derivatives

Market price method

(C) Inventories

Lower of cost, determined by the moving average method, or market

2. Depreciation method of fixed assets

(A) Tangible assets

Declining balance method (Some equipments are depreciated over economic useful lives.)

Buildings(exclusive of structures) acquired on or after April 1,1998 are depreciated using the straight-line method.

Durability period for major assets is as follows:

Buildings : 3 to 50 years

(B) Intangible assets

Straight-line method

As for software for the in-house use, straight-line method based on usable period (mainly five years).

3. Translation basis of assets and/or liabilities denominated in foreign currencies

Receivables and/or payables denominated in foreign currencies are translated into Japanese yen by the spot exchange rates at the end of fiscal year. Exchange gains or losses are charged to income.

4. Allowance and reserve

(A) Allowance for doubtful accounts

The allowance for general accounts receivables is calculated with actual percentage of credit losses to provide against losses on bad debts. And that for each doubtful account is calculated with an estimated amount of probable bad debt.

(B) Reserve for bonuses

The reserve for bonuses is calculated with estimated prorated amounts to be paid.

(C) Reserve for employee retirement and severance benefits

The reserve for employee retirement and severance benefits is calculated with estimated amounts to be required at the end of fiscal year, on the basis of the cost of retirement benefits and plan assets at the end of such fiscal year. Actuarial difference is amortized in the same year as incurred.

(D) Reserve for directors retirement and severance benefits

The reserve for directors retirement and severance benefits is calculated with estimated amounts to be paid at the end of fiscal year, based on the Company's internal rules.

5. Lease transactions

Leases, other than those leases deemed to transfer the ownership of the leased assets to lessees, are accounted for as operating leases.

6. Consumption tax

The consumption tax and the provincial consumption tax are recorded as asset / liability when they are received / paid.

ADDITIONAL INFORMATION

For the year ended March 31, 2001, treasury stock is listed in other current assets (16 million yen). For the year ended March 31, 2002, it is listed in Shareholders' equity in accordance with revised Regulations of Financial Statements.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

Balance sheets information;

Yen in Millions
Shares in thousands

	2001	**2002**
1. Accumulated depreciation of tangible assets	18,227	**21,406**
2. Receivable from affiliates		
Notes and trade accounts receivable	138,637	**59,140**
3. Guaranteed liabilities	279	**348**
<DM and EUR in thousands>	*<DM5,000>*	***<EUR3,000>***
4. Number of authorized shares	400,000	**400,000**
Number of issued and outstanding shares	141,669	**141,669**

Statements of income information;

Yen in Millions

	2001	**2002**
1. Research and development costs	13,052	**13,145**
2. Transactions with affiliates		
Net sales	210,341	**279,730**
Dividend income	11,475	**15,876**

Leas transaction information;

Yen in Millions

	2001	**2002**
Finance lease		
1. Notional acquisition costs, accumulated depreciation and balance		
Acquisition costs	272	**374**
Accumulated depreciation	132	**160**
Balance at the end of year	139	**214**
2. Future lease payments		
Within a year	62	**104**
Over a year	77	**109**
Total	139	**214**
3. Lease expense and notional depreciation expense		
Lease expense	83	**110**
Depreciation expense	83	**110**

4. Calculation method of depreciation expense
Straight-line method over lease period, with zero residual value.

Securities information;

Any securities of subsidiaries and affiliates do not have market value in this fiscal year and the previous fiscal year.

Tax effect accounting information;

Year ended March 31, 2001

1. Significant components of deferred tax assets and liabilities are summarized as follows

	Yen in Millions
	2001
Deferred tax assets:	
Research and development costs	6,763
Accrued enterprise tax	5,713
Unrealized loss on investment in securities	5,402
Inventory - write-downs	4,169
Unrealized loss on land	2,515
Allowance for doubtful accounts	1,888
Copyright expenses	1,407
Accrued expenses	1,277
Loss on investments in affiliates	1,224
Reserve for employee retirement and severance benefits	745
Reserve for directors retirement and severance benefits	664
Other	3,007
Total deferred tax assets	34,778
Deferred tax liabilities:	
Unrealized gains on other securities	(1,765)
Other	(40)
Total deferred tax liabilities	(1,805)
Net deferred tax assets	32,972

2. Reconciliation of the statutory tax rate and the effective income tax rate

Statutory tax rate	42.0%
Increase (reduction) in taxes resulting from:	
Expenses not deductible for tax purposes	0.2%
Indirect foreign tax credit on dividends from affiliates	(2.8%)
Other	(0.2%)
Effective income tax rate	39.2%

Year ended March 31, 2002

1. Significant components of deferred tax assets and liabilities are summarized as follows

	Yen in Millions
	2002
Deferred tax assets:	
Other A/P and accrued expenses	10,934
Research and development costs	4,862
Inventory - write-downs	4,156
Unrealized loss on land	2,515
Accrued enterprise tax	2,459
Allowance for doubtful accounts	2,080
Loss on investments in affiliates	1,704
Unrealized loss on investment in securities	1,590
Copyright expenses	1,477
Depreciation	1,405
Other	4,613
Total deferred tax assets	37,799
Deferred tax liabilities:	
Unrealized gains on other securities	(2,786)
Other	(463)
Total deferred tax liabilities	(3,250)
Net deferred tax assets	34,548

2. Reconciliation of the statutory tax rate and the effective tax rate

This information is excluded, since the difference is not more than five one hundredth of the statutory tax rate.

DIRECTORS' CHANGE

I. Change in representative directors (Scheduled date: May 31, 2002)

1. Representative directors to be inaugurated (including changes in title):

Chairman
Atsushi Asada (present position: Representative Director, Executive Vice President)

President
Satoru Iwata (present position: Director/General Manager, Corporate Planning Division)

Senior Managing Director/General Manager, Corporate Analysis & Administration Division
Yoshihiro Mori (present position: Representative Director
Managing Director/General Manager, Corporate Analysis & Administration Division)

Senior Managing Director/General Manager, Licensing Division
Shinji Hatano (present position: Director/General Manager, Licensing Division)

Senior Managing Director/General Manager, Integrated Research & Development Division
Genyo Takeda (present position: Director/General Manager, Integrated Research & Development Division)

Senior Managing Director/General Manager, Entertainment Analysis & Development Division
Shigeru Miyamoto (present position: Director/General Manager, Entertainment Analysis & Development Division)

2. Representative directors to be retired

Director/Executive Adviser
Hiroshi Yamauchi (present position: President)

Managing Director
Akio Tsuji * (present position: Managing Director/General Manager, General Affairs Division)

II. Change in others

(Scheduled date: May 31, 2002)

Managing Director/General Manager, Finance & Information Systems Division
Masaharu Matsumoto (present position: Director/General Manager, Finance & Information Systems Division)

Managing Director/General Manager, Manufacturing Division
Nobuo Nagai (present position: Director/General Manager, Manufacturing Division)

General Manager, General Affairs Division
Eiichi Suzuki ** (present position: Standing Corporate Adviser)

(Scheduled date: June 27, 2002)

Director/Executive Adviser
Akio Tsuji *

III. New Director candidates (Scheduled date: June 27, 2002)

Managing Director/General Manager, General Affairs Division
Eiichi Suzuki **

Director/President, Nintendo of America Inc.
Tatsumi Kimishima (present position: President, Nintendo of America Inc.)

IV. Director to be retired (Scheduled date: June 27, 2002)

Corporate Adviser
Hiroshi Imanishi (present position: Director/General Manager, Corporate Communication Division)

1. CONSOLIDATED ACTUAL SALES UNITS AND NUMBER OF NEW TITLES

Sales Units in Ten Thousands
Number of New Titles Released

		2001	2002	Life-to-Date
[Domestic]				
GAME BOY	Hardware	337	**91**	3,243
	Software	1,769	**430**	15,608
	New titles	176	**85**	1,250
GAME BOY ADVANCE	Hardware	106	**492**	598
	Software	271	**1,024**	1,295
	New titles	25	**143**	168
NINTENDO 64	Hardware	20	**5**	554
	Software	756	**59**	3,963
	New titles	25	**4**	196
NINTENDO GAMECUBE	Hardware	-	**157**	157
	Software	-	**406**	406
	New titles	-	**22**	22
[Overseas]				
GAME BOY	Hardware	1,549	**378**	8,599
	Software	5,850	**3,010**	33,200
	New titles	220	**77**	959
GAME BOY ADVANCE	Hardware	1	**1,217**	1,218
	Software	1	**3,682**	3,683
	New titles	-	**149**	149
NINTENDO 64	Hardware	265	**45**	2,738
	Software	2,839	**715**	18,466
	New titles	58	**7**	296
NINTENDO GAMECUBE	Hardware	-	**223**	223
	Software	-	**1,030**	1,030
	New titles	-	**42**	42
[Total]				
GAME BOY	Hardware	1,886	**470**	11,842
	Software	7,619	**3,440**	48,807
GAME BOY ADVANCE	Hardware	107	**1,709**	1,816
	Software	273	**4,705**	4,978
Total	Hardware	1,993	**2,178**	13,657
	Software	7,891	**8,146**	53,785
NINTENDO 64	Hardware	285	**50**	3,292
	Software	3,595	**774**	22,429
NINTENDO GAMECUBE	Hardware	-	**380**	380
	Software	-	**1,437**	1,437

[Notes] 1. Overseas titles include solely new titles in the United States market.
2. GAME BOY domestic titles include Nintendo Power titles.

2. BALANCE OF MAJOR FOREIGN CURRENCY CASH / DEPOSITS AND ACCOUNTS RECEIVABLE WITHOUT EXCHANGE CONTRACT (NON-CONSOLIDATED)

	As of Mar. 31, 2001		**As of Mar. 31, 2002**	
	Amount	Year-end exchange rate	**Amount**	**Year-end exchange rate**
Cash and Deposits	US$ 1,926 million DM 1,537 million	US$ 1.00=¥ 123.90 DM 1.00 =¥ 55.90	**US$ 3,057 million** **€ 1,637 million**	**US$ 1.00=¥ 133.25** **€ 1.00=¥ 116.14**
Accounts Receivable	US$ 840 million DM 613 million		**US$ 337 million** **€ 134 million**	

(Summary translation)

(June 30, 2003)

ANNUAL SECURITIES REPORT FOR FISCAL YEAR ENDED MARCH 31, 2003

(Summary translation)

(December 16, 2002)

SEMI-ANNUAL SECURITIES REPORT
FOR SIX MONTHS ENDED SEPTEMBER 30, 2002

Cover letter addressed to Kanto Finance Bureau

(Summary translation)

(December 16, 2002)

SEMI-ANNUAL SECURITIES REPORT
FOR SIX MONTHS ENDED SEPTEMBER 30, 2002

Cover letter addressed to Kanto Finance Bureau

I Corporate information
1. Corporate profile
1. Recent changes of principal management index
2. Description of business
3. Status of subsidiarites and affiliated companies
4. Employee status

2. Business information
1. Summary of business results
2. Production, orders and sales
3. Future prospects
4. Important agreements on business
5. Research and development activities

3. Property information
1. Information about principal property
2. Plans of additions and deletions of property

4. Company information
1. Common stock information
(1) Number of total shares etc.
(2) Status of new share subscription rights
(3) Number of outstanding shares, and changes in capital stock
(4) Information about major shareholders
(5) Information about voting rights
2. Changes in stock prices
3. Officers

5. Financial review
[Interim audit report]
1. Interim consolidated financial statements
(1) Interim consolidated financial statements
(2) Others
[Interim audit report]
2. Interim financial statements
(1) Interim financial statements
(2) Others

6. Reference information for the Company

II Information about guaranteed company by the Company

(Summary translation)

03 JUL 28 AM 7:21

ANNUAL BUSINESS REPORT TO SHAREHOLDERS FOR FISCAL YEAR ENDED MARCH 31, 2003

1. OVERVIEW OF OPERATIONS – APRIL 1, 2002 THROUGH MARCH 31, 2003

(1) Review of Operations

During the fiscal year ended March 31, 2003, the Japanese economy, in the midst of prolonged deflation, was yet generally in a crucial situation because of slow consumer spending, high unemployment rate, and lack of personal income growth, although recovery has been seen in some sectors of business due to improvement in corporate revenue resulting from positive effects of restructuring. As for the U.S. economy, despite the fact that it began to show some pattern of recovery, the momentum seemed to be fading. The European economy faced a setback in consumer confidence due to decrease in exports resulting from the appreciation of the Euro.

In the video game industry, while hardware manufacturers put up a fierce competition, software publishers began to reorganize their business to cope with the business environment that had become even more severe. Software titles had increased, pushing development costs and advertisement costs up, while sales concentrated only around a handful of hit titles.

Under such circumstances, Nintendo launched NINTENDO GAMECUBE (a new home entertainment console) in Europe last May, GAME BOY ADVANCE SP (a new high grade handheld system) in Japan this February and in overseas markets this March, along with making advances in developing new and attractive software.

As a result, consolidated net sales for the fiscal year ended March 31, 2003 were 482.1 billion yen, including export sales of 355.9 billion yen, which accounted for 73.8% of net sales. Income before income taxes and extraordinary items was 97.9 billion yen because of the trend of yen appreciation. Net income was 61.1 billion yen due to sale of the stock of our affiliates.

With respect to sales by business category, in the electronic entertainment products division, the GAME BOY software title "Pocket Monsters Ruby & Sapphire" sold a record setting total of 6.6 million pieces since its launch in Japan last November and its U.S. launch this March, which came as a reminder that Pokémon is a fundamental and a core product that generates much excitement. As for hardware, GAME BOY ADVANCE SP, with its added functional capabilities such as rechargeable battery and front light, was appreciated by a wide range of users and got off to a good start worldwide. GAME BOY PLAYER, which was launched in Japan in March, has gained popularity, enabling users to play GAME BOY software on the TV screen by connecting to NINTENDO GAMECUBE.

As for console related products, a variety of software such as "Super Mario Sunshine", from the popular action series, and "The Legend of Zelda: The Wind Waker", where users can experience the feel of moving a cartoon character, enjoyed a good reputation. In the U.S., the wireless game controller WAVEBIRD was well received. Even so, sales fell short of the projected level. Total net sales in the electronic entertainment products division were 481.1 billion yen, while sales in other products division (playing cards, karuta, etc.) were 0.9 billion yen.

During the fiscal year ended March 31, 2003, the Company bought back 7,305,600 shares of treasury stocks worth 81.0 billion yen.

(2) Financing and Capital Spending

There were no significant financing transactions or capital expenditures during the fiscal year ended March 31, 2003. Total capital spending was 1.8 billion yen; primary investment was for R&D use.

(3) Future Prospects

As for the future outlook, in the midst of confusion surrounding world affairs, the decrease in capital expenditure of corporations and consumer confidence could cause further negative impact to the global economy. Uncertainty toward the future is increasing, making the business environment unpredictable.

Under such circumstances, Nintendo will strive to develop new, creative, and astonishing software by further enhancing the connectivity mechanism between NINTENDO GAMECUBE and GAME BOY ADVANCE.

Your continued support and cooperation will be appreciated.

(4) Trends of Financial Highlights

Years ended March 31, 2000, 2001, 2002, and 2003
Nintendo Co., Ltd. and Consolidated Subsidiaries (Numbers in parentheses are non-consolidated)

	2000	2001	2002	2003
Net sales (Millions of Yen)	530,665 (414,053)	462,502 (351,066)	554,886 (447,101)	504,135 (482,162)
Net income (Millions of Yen)	56,061 (49,115)	96,603 (86,777)	106,444 (80,323)	67,267 (61,157)
Earnings per share (Yen)	395.73 (346.69)	681.90 (612.54)	751.39 (567.00)	482.15 (438.25)
Total assets (Millions of Yen)	933,374 (836,398)	1,068,568 (947,921)	1,156,715 (1,026,478)	1,085,519 (967,349)
Shareholders' equity (Millions of Yen)	757,448 (713,490)	834,951 (785,536)	935,075 (849,919)	890,369 (806,724)

Note: Until fiscal year ended in March 2001, the computations of net income per share of common stock were based on the weighted average number of shares outstanding during each fiscal year. For the fiscal year ended in March 2002, the computations of net income per share of common stock were based on the weighted average number of shares outstanding, excluding treasury stocks. As for fiscal year ended in March 2003, the computations of net income per share of common stock are based on Corporate Accounting Standards with respect to the financial reporting for net income per share.

2. CORPORATE PROFILE (As of March 31, 2003)

(1) Main Business

Nintendo manufactures and distributes electronic entertainment products and other products as a major business. Principle products classified by division are as follows.

- Electronic entertainment products division
  GAME BOY, NINTENDO GAMECUBE
- Other products division
  Playing Cards, Karuta, and Trading Cards

(2) Common Stock Information

① Number of shares authorized 400,000,000
② Number of shares outstanding 141,669,000
③ Number of shareholders 24,937
④ Major shareholders

Shareholder's Name	Number of Shares (in hundreds)	Ratio (%)	Number of Shares Owned by Nintendo (in thousands)	Ratio (%)

Hiroshi Yamauchi	141,700	10.56	-	-
Bank of Kyoto	70,745	5.27	4,542	1.38
UFJ Bank	70,745	5.27	-	-
Japan Trustee Services Bank, Ltd. (Trust account)	70,524	5.26	-	-
Bank of Tokyo-Mitsubishi	65,607	4.89	-	-
The Master Trust Bank of Japan, Ltd. (Trust account)	61,251	4.56	-	-
The Master Trust Bank of Japan, Ltd. (Retirement benefit trust (UFJ Bank account))	47,647	3.55	-	-

Notes: 1. The Company holds 73,344 hundred treasury stocks but is excluded from the above "Major shareholders".
2. UFJ Bank which is the trustor of The Master Trust Bank of Japan, Ltd. has reserved appointing rights concerning voting rights.
3. The Company holds 2,529.33 stocks (0.05%) of UFJ Holdings common stock; a complete parent company of UFJ Bank.
4. The Company holds 887.69 stocks (0.01%) of Mitsubishi Tokyo Financial Group common stock; a complete parent company of Bank of Tokyo Mitsubishi.

⑤ Ownership of shares (by type of owner)

Classification	Number of Shareholders	Ratio (%)	Number of Shares
Individuals	23,326	93.54	22,874,389
Financial institutions	187	0.75	63,159,418
Other corporations	662	2.66	3,952,445
Foreigners	688	2.76	42,648,139
Securities corporations	73	0.29	1,700,161
Treasury stocks	1	0.00	7,334,448
Total	24,937	100.00	141,669,000

⑥ Ownership of shares (by number of shares)

Stratification	Number of Shareholders	Ratio (%)	Number of Shares

1- 99	1,660	6.66	73,867
100- 499	18,630	74.71	2,849,684
500- 999	1,828	7.33	1,120,236
1,000- 4,999	2,070	8.30	3,755,494
5,000- 9,999	253	1.01	1,690,381
10,000- 99,999	363	1.46	10,470,845
100,000- 999,999	111	0.44	34,007,555
over 1,000,000	22	0.09	87,700,938
Total	24,937	100.00	141,669,000

(3) Employees

Consolidated Employees	2,977
Non-consolidated Employees	1,194

(4) Information about the Company's group

① Significant subsidiaries

Name of the Company	Capital stock	Percentage owned by the Company	Major Business
Nintendo of America Inc.	110,000 (thousands of US$)	100%	Distribution of electronic entertainment products etc.
Nintendo of Europe GmbH	29,654 (thousands of euros)	100%	Distribution of electronic entertainment products
Nintendo France S.A.R.L.	78,000 (thousands of euros)	100%	Distribution of electronic entertainment products

② Scope of consolidation and equity method application

In the previous fiscal year, 22 subsidiaries were included within the scope of consolidation. During fiscal year ended March 2003, 1 subsidiary was newly added and 4 were excluded from consolidation. Accordingly, 19 subsidiaries are included within the scope of consolidation.

Furthermore, in the previous fiscal year, the equity method was applied to 13 subsidiaries/affiliates. During fiscal year ended March 2003, 2 subsidiaries/affiliates were newly added and 7 were

excluded from the scope of equity method applied affiliates. Accordingly, 8 subsidiaries/affiliates are included within the scope of equity method applies affiliates.

③ Main technical tie-ups

The Company has tie ups with Matsushita Electric Industrial Co., Ltd., International Business Machines Corporation, and ATI Technologies Inc. for NINTENDO GAMECUBE.

3. CONSOLIDATED BALANCE SHEET (As of March 31, 2003)

Yen in millions

Description	Amount	Description	Amount
Assets		**Liabilities**	
Current assets:	**969,309**	**Current liabilities:**	**186,050**
Cash & cash equivalents	748,650	Notes and trade accounts payable	96,475
Notes and trade accounts receivable	49,085	Accrued income taxes	38,913
Marketable securities	8,266	Reserve for bonuses	1,672
Inventories	104,524	Other current liabilities	48,988
Deferred income taxes	31,158		
Other current assets	33,088	**Non-current liabilities:**	**8,946**
Allowance for doubtful accounts	- 5,463		
		Non-current accounts payable	135
Fixed assets:	**116,210**	Reserve for employee retirement and severance benefits	7,070
Property, plant & equipment:	**(59,369)**	Reserve for directors retirement and severance benefits	1,740
Buildings & structures	21,959		
Machinery, equipment & automobiles	1,804		
Furniture & fixtures	2,463	**Total liabilities**	**194,996**
Land	33,134		
Construction in progress	7	**Minority interests**	**153**
Intangible assets:	**(225)**		
		Shareholders' equity	
Investments & other assets:	**(56,616)**		
Investments in securities	38,551	**Capital stock**	**10,065**
Deferred income taxes	14,712	**Additional paid-in capital**	**11,584**
Other assets	3,407	**Retained earnings**	**950,262**
Allowance for doubtful accounts	- 55	**Unrealized gains on other securities**	**2,254**
		Translation adjustments	**- 2,275**
		Treasury stock, at cost	**- 81,521**
		Total shareholders' equity	**890,369**
Total	**1,085,519**	**Total**	**1,085,519**

4. CONSOLIDATED STATEMENT OF INCOME (Year ended March 31, 2003)

Yen in millions

Description	Amount
Net sales	504,135
Cost of sales	308,525
Gross margin	**195,609**
Selling, general & administrative expenses	95,488
Operating income	**100,120**
Other income	18,283
Interest & dividend income	16,352
Other	1,930
Other expenses	23,363
Sales discount	387
Equity in losses of non-consolidated subsidiary & affiliates	77
Other	22,898
Income before income taxes and extraordinary items	**95,040**
Extraordinary income	19,218
Extraordinary losses	943
Income before income taxes	**113,315**
Provision for income taxes and enterprise tax	45,018
Income taxes deferred	954
Minority interests	74
Net income	**67,267**

5. CONSOLIDATED STATEMENTS OF SURPLUS (Year ended March 31, 2003)

Yen in millions

Description	Amount
(Additional paid-in capital)	
Additional paid-in capital – Beginning	11,584
Additional paid in capital – Ending	**11,584**
(Consolidated retained earnings)	
Consolidated retained earnings – Beginning	904,732
Total increase	67,267
Total decrease	21,737
Consolidated retained earnings – Ending	**950,262**

6. SUMMARY OF CONSOLIDATED STATEMENTS OF CASH FLOWS (Year ended March 31, 2003)

Yen in millions

Description	Amount
Cash flows from operating activities	- 23,557
Cash flows from investing activities	36,088
Cash flows from financing activities	- 102,620
Effect of exchange rate changes on cash and cash equivalents	- 24,206
Cash and cash equivalents – Beginning	863,116
Decrease in cash and cash equivalents due to change in scope of consolidation	- 220
Cash and cash equivalents – Ending	748,600

7. NON-CONSOLIDATED BALANCE SHEET (As of March 31, 2003)

Yen in millions

Description	Amount	Description	Amount
Assets		**Liabilities**	
Current assets:	**827,931**	**Current liabilities:**	**155,538**
Cash & cash equivalents	662,810	Notes payable	6,922
Notes receivable	1,606	Trade accounts payable	84,920
Trade accounts receivable	71,271	Other accounts payable	13,643
Finished products	16,948	Accrued income taxes	31,686
Raw materials	1,400	Advances received	628
Work in process	142	Reserve for bonuses	1,672
Other inventories	87	Other current liabilities	16,064
Deferred income taxes	23,597		
Other current assets	50,176	**Non-current liabilities:**	**5,086**
Allowance for doubtful accounts	- 109		
		Non-current accounts payable	135
Fixed assets:	**139,418**	Reserve for employee retirement and severance benefits	3,211
Property, plant & equipment:	**(42,147)**	Reserve for directors retirement and severance benefits	1,740
Buildings	14,842		
Structures	486		
Machinery & equipment	101	**Total liabilities**	**160,625**
Automobiles	41		
Furniture & fixtures	1,075	**Shareholders' equity**	
Land	25,596		
Construction in progress	4	**Capital stock**	**10,065**
		Additional paid-in capital	**11,584**
Intangible assets:	**(136)**	Capital reserve	11,584
Software	104	**Retained earnings**	**864,341**
Other intangible assets	31	Legal reserve	2,516
		Optional reserve	560,050
Investments & other assets:	**(97,134)**	Special reserve	50
Investments in securities	38,438	General reserve	560,000
Investments in stock to affiliates	31,781	Unappropriated	301,774
Investments in capital to affiliates	10,419	(Net Income)	(61,157)
Long-term receivables from affiliates	5,294	**Unrealized gains on other securities**	**2,254**
Deferred income taxes	13,216	Translation adjustments	2,254
Other assets	3,335	**Treasury stock, at cost**	**- 81,521**
Allowance for doubtful accounts	- 5,350		
		Total shareholders' equity	**806,724**
Total	**967,349**	**Total**	**967,349**

Notes: 1. Short-term receivables from affiliates 87,992 million yen
Long-term receivables from affiliates 5,294 million yen
Short-term payables to affiliates 786 million yen
2. Accumulated depreciation of tangible assets 22,590 million yen

3. Significant assets in foreign currencies
Cash & cash equivalents 618,965 million yen (4,231,074 thousand US$ etc.)
Trade accounts receivable 63,826 million yen (284,362 thousand US$ etc.)
Other current assets 34,762 million yen (238,266 thousand euros etc.)

Investments in stock to affiliates	31,490 million yen (244,071 thousand US$ etc.)
Investments in stock to affiliates	10,419 million yen (75,500 thousand euros etc.)
Long-term receivables from affiliates	5,294 million yen (40,781 thousand euros etc.)
4. Import duty guaranteed	389 million yen (3,000 thousand euros etc.)
5. Earnings per share	438.25 yen
6. Net assets as defined in Commercial code article 290, section 1, No. 6	2,069 million yen

8. NON-CONSOLIDATED STATEMENT OF INCOME (Year ended March 31, 2003)

Yen in millions

Description	Amount	
Net sales		482,162
Cost of sales	355,485	
Selling, general & administrative expenses	41,098	396,584
Operating income		**85,578**
Other income		
Interest & dividend income	32,719	
Other	1,199	33,919
Other expenses		
Sales discount	396	
Other	21,131	21,528
Income before income taxes and extraordinary items		**97,969**
Extraordinary income		
Reversal of allowance for doubtful accounts	117	
Gains on sales of fixed assets	9	126
Extraordinary losses		
Loss on disposal of fixed assets	28	
Unrealized loss on investments in securities	864	
Loss on reorganization of affiliate business	2	895
Income before income taxes		**97,200**
Provision for income taxes and enterprise tax	37,061	
Income taxes deferred	- 1,019	36,042
Net income		**61,157**
Gains carried over from previous period		250,532
Interim dividend		9,915
Unappropriated retained earnings		**301,774**

Notes: 1. Sales to affiliates	350,902 million yen
2. Purchases from affiliates	437 million yen
3. Trading amount to affiliates except above amounts (No.1, 2)	19,102 million yen

9. PROPOSAL OF APPROPRIATIONS (Year ended March 31, 2003)

Yen

Unappropriated retained earnings	**301,774,410,669**
Reversal of special reserve	**2,462,897**
Total	**301,776,873,566**

Cash dividends	**9,403,418,640** (70.00 yen per share)
Directors' bonuses	**170,000,000**
Special reserve	**1,163,071**
General reserve	**100,000,000,000**
Retained earnings carry-forward	**192,202,291,855**

Note: The Company paid 9,915,952,690 yen (70 yen per share) as interim dividend on December 10, 2002.

BOARD OF DIRECTORS & AUDITORS (As of June 27, 2003)

Position	Name	Major responsibility

Chairman (Representative Director)	Atsushi Asada	
President (Representative Director)	Satoru Iwata	
Senior Managing Director (Representative Director)	Yoshihiro Mori	General Manager, Corporate Analysis & Administration Division
	Shinji Hatano	General Manager, Licensing Division
	Genyo Takeda	General Manager, Integrated Research & Development Division
	Shigeru Miyamoto	General Manager, Entertainment Analysis & Development Division
Managing Director	Masaharu Matsumoto	General Manager, Finance & Information Systems Division
	Nobuo Nagai	General Manager, Manufacturing Division
	Eiichi Suzuki	General Manager, General Affairs Division
Director	Akira Iijima	General Manager, Marketing Division
	Kazuo Kawahara	General Manager, Tokyo Branch Office
	Tatsumi Kimishima	Director & President, Nintendo of America Inc.
Director, Executive Adviser	Hiroshi Yamauchi	
Auditor	Takayasu Kojima	
	Ichiro Nakaji	Certified Public Accountant
	Yoshiro Kitano	Certified Tax Accountant
	Katsuo Yamada	Lawyer & Patent Attorney
	Naoki Mizutani	

INDEPENDENT AUDITORS

ChuoAoyama Audit Corporation

INFORMATION TO SHAREHOLDERS

Fiscal year-end:	March 31
General Meeting of Shareholders:	Annual General Meeting: To be held every year in June Extraordinary General Meeting: To be held in case of necessity
Record date/ Year-end dividend:	March 31
Record date/ Interim dividend:	September 30
Stock trading unit:	100 shares
Transfer agent:	The Chuo Trust & Banking Co., Ltd. 3-33-1, Shiba, Minato-ku, Tokyo
Transfer office:	Shoken Daikobu of The Chuo Trust & Banking Co., Ltd. Osaka Branch 2-2-21, Kitahama, Chuo-ku, Osaka 541-0041 Phone: 06-6202-7361
Acceptance of transfer request:	All the domestic head office and branch offices of the Chuo Trust & Banking Co., Ltd. All the domestic branch offices and representative offices of Japan Securities Agent, Ltd.
Notice to the public:	Financial information for the Company's activity is published annually in the Nihon Keizai Shimbun.

URL where balance sheet and income statement are listed instead of them published as Financial Result Publication based on a law under Commercial Code:
http://www.nintendo.co.jp/kessan/index.html

(Summary translation)

(December 16, 2002)

SEMI-ANNUAL SECURITIES REPORT
FOR SIX MONTHS ENDED SEPTEMBER 30, 2002

Cover letter addressed to Kanto Finance Bureau

(Summary Translation)

June 27, 2003 03 JUL 28 AM 7:21

To our shareholders

Nintendo Co., Ltd.
Satoru Iwata
President

Notice of Resolutions of General Meeting of Shareholders

This notice is to report the resolution of the General Meeting of Shareholders held today.

Report for fiscal year ended March 31, 2003:
Business Report
Balance Sheet
Income Statement

Resolutions:

1. Proposal of appropriations of profits
   Proposal was approved. Dividend is set at 70 yen per share.

2. Acquisition of its own stocks
   Proposal was approved. Authorization was given to acquire its own shares of up to 14 million shares and up to 110 billion yen.

3. Partial amendment of Article of Incorporation
   Proposal was approved. Details are as follows:
   (1) Responsible period of auditors changed from four years to three years due to the enactment of a law under Japanese Commercial Code. Due to this change, a relevant article is amended.
   (2) Due to introductions of stock expiration system under Japanese Commercial Code, of additional purchasing system of shares for the portion less than a unit which is permitted by the amendment of the Article of Incorporations, and for the purpose of improvement of assuring the required number of voting rights for the cases of special resolutions (i.e. the special resolution under Commercial Code 343 requires more than two-thirds of voting rights with the presence of more than a third of voting rights held by total shareholders), relevant amendments are made.
   (3) Due to (2) above, the numbering of the articles is amended.

4. Election of 13 Directors
   Proposal was approved. Thirteen directors (Atsushi Asada, Satoru Iwata, Yoshihiro Mori, Shinji Hatano, Genyo Takeda, Shigeru Miyamoto, Masaharu Matsumoto, Nobuo Nagai, Eiichi Suzuki, Akira Iijima, Kazuo Kawahara, Tatsumi Kimishima, Hiroshi Yamauchi) were re-elected as Directors.

5. Election of three Auditors
   Proposal was approved. Three auditors (Ichiro Nakaji, Katsuo Yamada, Naoki Mizutani) were newly elected as Auditors.

6. Retirement bonuses to director and auditors
   Proposal was approved. Retirement bonuses to retired Director Akio Tsuji, and retired Auditors Minoru Inaba and Kimiyoshi Fukui are paid based on the discretion of Board of Directors' Meeting and the meeting of Auditors.

(Summary Translation)

November 21, 2002

To our shareholders

Nintendo Co., Ltd.
Satoru Iwata
President

Notice of Resolutions made by Board of Directors for Interim Dividend Payment

At the board of directors meeting held on November 21, 2002, the following resolution was made with respect to interim dividend payment for the fiscal year ended March 31, 2003.

1. Interim dividend payment: 70 yen per share
2. Payment to begin: on December 10, 2002

(Summary Translation)

June 9, 2003

To our shareholders

Nintendo Co., Ltd.
Satoru Iwata
President

Notice of General Meeting of Shareholders for Fiscal Year Ended March 31, 2003

Our shareholders' meeting is held as follows:

If you are not able to attend the meeting, please forward the proxy statement by indicating your vote for or against the items listed under the Resolutions.

1. Date: Friday, June 27, 2003 10:00 am

2. Place: Nintendo Co., Ltd.
11-1, Kamitoba Hokotate-cho,
Minami-ku, Kyoto

3. Agenda: Reporting: (4/1/2002 - 3/31/2003)
Annual Business Report
Balance Sheet
Income Statement

Resolutions:
1) Proposal of appropriations of profits
2) Acquisition of its own shares
3) Partial amendment of Article of Incorporation
4) Election of 13 Directors
5) Election of three Auditors
6) Retirement bonuses to retired director and auditors

Note: Attached reports to this Notice were more or less identical to Annual Business Report for the same year. For the details of the reporting items and proposals for resolutions, please see "Notice of Resolutions of General Meeting of Shareholders".

(Summary translation)

(June 28, 2002)

ANNUAL SECURITIES REPORT FOR FISCAL YEAR ENDED MARCH 31, 2002

Cover letter addressed to Kanto Finance Bureau

I Corporate information

1. Corporate profile
   1. Recent changes of principal management index
   2. History
   3. Description of business
   4. Status of subsidiarites and affiliated companies
   5. Employee status

2. Business information
   1. Summary of business results
   2. Production, orders and sales
   3. Future prospects
   4. Important agreements on business
   5. Research and development activities

3. Property information
   1. Summary of capital investment
   2. Information about principal property
   3. Plans of additions and deletions of property

4. Company information
   1. Common stock information
      (1) Number of total shares etc.
      (2) Status of new share subscription rights
      (3) Number of outstanding shares, and changes in capital stock
      (4) Information about shareholders
      (5) Information about major shareholders
      (6) Information about voting rights
      (7) Stock option system
   2. Acquisition of own shares
   3. Dividend policy
   4. Changes in stock prices
   5. Officers

5. Financial review

   [Audit report]
   1. Consolidated financial statements
      (1) Consolidated financial statements
      (2) Others

   [Audit report]
   2. Financial statements
      (1) Financial statements
      (2) Major items in assets and liabilities
      (3) Others

6. Stock transfer information

7. Reference information for the Company

II Information about guaranteed company by the Company

(Summary translation)

(December 17, 2001)

SEMI-ANNUAL SECURITIES REPORT
FOR SIX MONTHS ENDED SEPTEMBER 30, 2001

Cover letter addressed to Kanto Finance Bureau

(Summary translation)

03 JUL 28 AM 7:21

ANNUAL BUSINESS REPORT TO SHAREHOLDERS FOR FISCAL YEAR ENDED MARCH 31, 2002

1. OVERVIEW OF OPERATIONS - APRIL 1, 2001 THROUGH MARCH 31, 2002

(1) Review of Operations

During the fiscal year ended March 31, 2002, the Japanese economy was depressed because of lower personal consumption and a general decline in corporate earnings resulting from a longer than anticipated business slump. Outside of Japan, the United States economy was temporarily slowed down by reduced spending, particularly in Information Technology sector and by the September 11 terrorist attacks. The United States economy is slowly recovering. Although the European economy also declined, unemployment stayed about the same and Europe is now showing signs of a business upturn.

The video game industry has attracted more attention with new products and a new competitor.

During the most recent fiscal year, Nintendo launched GAME BOY ADVANCE (a new handheld system) in The Americas and the European markets, and launched NINTENDO GAMECUBE (a new home entertainment console) in the domestic and The Americas markets. Nintendo delivered to consumers two exciting new game systems along with the best software ever.

As a result, net sales for the year ended March 31, 2002 were 447.1 billion yen, including export sales of 303.6 billion yen, which accounted for 67.9% of net sales. Income before income taxes and extraordinary items was 144.7 billion yen which reflects the drop in the yen exchange rate. Net income was 80.3 billion yen.

With respect to sales by business category, in the electronic entertainment products division, GAME BOY ADVANCE sales increased as popular software titles like "Super Mario Advance" and "Mario Kart Advance" were well received by consumers. The transition from the previous GAME BOY COLOR hand-held hardware system made progress. With respect to NINTENDO GAMECUBE, the exclusive software title "Smash Brothers DX" sold more than one million units both in the domestic market and in The Americas. "Animal Forest + (plus)", which may connect GAME BOY ADVANCE and NINTENDO GAMECUBE, became popular as a completely new gaming experience in the domestic market. Total net sales in the electronic entertainment products division were 445.7 billion yen, while sales in other products division (playing cards, karuta, etc.) were 1.3 billion yen.

(2) Financing and Capital Spending

There were no significant financing transactions or capital expenditures during the fiscal year ended March 31, 2002. Total capital spending was 5.3 billion yen; primary investment was for development and production facilities for new hardware.

(3) Future Prospects

In the current video game market, in order to attract new consumers, it is absolutely necessary to develop exciting and amusing software. Further reducing hardware costs is also an important challenge.

Under such circumstances, Nintendo will make every effort to develop new systems, software and other products which will take full advantage of our existing hardware and start producing NINTENDO GAMECUBE hardware in China in order to increase revenue.

Your continued support and cooperation will be appreciated.

(4) Trends of Financial Highlights

Years ended March 31, 1999, 2000, 2001, and 2002
(Non-consolidated Nintendo Co., Ltd. only)

	1999	2000	2001	2002
Net sales (Millions of Yen)	467,109	414,053	351,066	447,101
Net income (Millions of Yen)	68,114	49,115	86,777	80,323
Earnings per share (Yen)	480.79	346.69	612.54	567.00
Total assets (Millions of Yen)	800,981	836,398	947,921	1,026,478
Shareholders' equity (Millions of Yen)	658,914	713,490	785,536	849,919

Note: The computations of net income per share of common stock are based on the weighted average number of shares outstanding, excluding treasury stocks, during each fiscal year.

2. CORPORATE PROFILE (As of March 31, 2002)

(1) Main Business

Nintendo manufactures and distributes electronic entertainment products and other products as a major business. Principle products classified by division are as follows.

- Electronic entertainment products division
  GAME BOY, NINTENDO GAMECUBE
- Other products division
  Playing Cards, Karuta, and Trading Cards

(2) Principal Offices and Facilities

- Offices
  - Corporate Headquarters (Kyoto)
  - Tokyo Branch Office
  - Osaka Branch Office
  - Nagoya Sales Office
  - Okayama Sales Office
  - Sapporo Sales Office
- Plants
  - Uji Plant
  - Uji Ogura Plant
  - Uji Okubo Plant

(3) Common Stock Information

① Number of shares authorized	400,000,000
② Number of shares outstanding	141,669,000
③ Number of shareholders	14,703

④ Major shareholders

Shareholder's Name	Number of Shares (in hundreds)	Ratio (%)	Number of Shares Owned by Nintendo (in thousands)	Ratio (%)
Hiroshi Yamauchi	141,700	10.00	-	-
Bank of Kyoto	70,834	5.00	4,542	1.37
UFJ Bank	70,834	5.00	-	-
Bank of Tokyo-Mitsubishi	68,290	4.82	-	-
The Mitsubishi Trust and Banking Corporation (Trust Account)	59,553	4.20	-	-
The Chase Manhattan Bank NA London	59,340	4.19	-	-
State Street Bank and Trust Company	55,933	3.95	-	-

Notes: 1. Other than the listed above, UFJ Bank holds 47,647 hundred shares of with a UFJ Trust Bank account and has reserved appointing rights concerning voting rights for these shares.
2. The Company holds 2,529.33 stocks (0.05%) of UFJ Holdings common stock; a complete parent company of UFJ Bank.
3. The company holds 887.69 stocks (0.02) of Mitsubishi Tokyo Financial Group common stock; a complete parent company of Bank of Tokyo Mitsubishi.

⑤ Ownership of shares (by type of owner)

Classification	Number of Shareholders	Ratio (%)	Number of Shares	Ratio (%)

Individuals	13,187	89.69	20,669,996	14.59
Financial institutions	193	1.31	64,465,686	45.51
Other corporations	515	3.50	3,955,097	2.79
Foreigners	770	5.24	52,025,148	36.72
Securities corporations	38	0.26	553,073	0.39
Total	14,703	100.00	141,669,000	100.00

⑥ Ownership of shares (by number of shares)

Stratification	Number of Shareholders	Ratio (%)	Number of Shares	Ratio (%)
1- 99	1,824	12.41	82,214	0.06
100- 499	9,072	61.70	1,414,711	1.00
500- 999	1,208	8.21	756,666	0.53
1,000- 4,999	1,824	12.41	3,424,791	2.42
5,000- 9,999	278	1.89	1,887,529	1.33
10,000- 99,999	356	2.42	10,639,232	7.51
100,000- 999,999	121	0.82	36,214,585	25.56
over 1,000,000	20	0.14	87,249,272	61.59
Total	14,703	100.00	141,669,000	100.00

⑦ Ownership of shares (by location of owners)

Geographic location	Number of Shareholders	Ratio (%)	Number of Shares	Ratio (%)

Hokkaido district	211	1.43	173,464	0.12
Tohoku district	302	2.05	260,909	0.18
Kanto district	4,211	28.64	48,576,479	34.29
Chubu district	1,935	13.16	7,983,643	5.64
Kinki district	5,572	37.90	32,367,629	22.85
Chugoku district	683	4.65	302,452	0.21
Shikoku district	486	3.31	260,183	0.18
Kyushu district	550	3.74	249,732	0.18
Foreign district	753	5.12	51,494,509	36.35
Total	14,703	100.00	141,669,000	100.00

(4) Buyback, Disposal and Holding of Treasury Stock

① Share buyback

Buyback of odd lot shares (including odd lot shares before September 30, 2001)

Common stock 12,613

Gross acquisition price 271 million yen

② Share disposal

Common stock 5,000

Gross disposal price 113 million yen

③ Held stock as of March 31, 2002

Common stock 8,464 shares

Note: The above disposed shares are the sum of unit shares that were disposed due to effect of the cumulative number of odd lot shares.

(3) Employees

Number of Employees (year-on-year increase)	Average Age	Average Working Years
1,198 (+48)	37.3	12.9

Note: "Number of Employees" does not include the 31 employees that are temporary transferred to subsidiaries/affiliates.

(4) Information about the Company's group

① Significant subsidiaries

Name of the Company	Capital stock	Percentage owned by the Company	Major Business

Nintendo of America Inc.	110,000 (thousands of US$)	100%	Distribution of electronic entertainment products etc.
Nintendo of Europe GmbH	29,654 (thousands of euros)	100%	Distribution of electronic entertainment products
Nintendo France S.A.R.L.	78,000 (thousands of euros)	100%	Distribution of electronic entertainment products

Note: Capital stock for Nintendo of Europe GmbH and Nintendo France S.A.R.L. are denominated in Euro from their former European currencies due to the single currency system in Europe.

② Process and results of business combination

(Process of business combination)

In the previous fiscal year, 22 subsidiaries were included within the scope of consolidation. During fiscal year ended March 2002, 2 subsidiaries were newly added and 2 were excluded from consolidation. Accordingly, 22 subsidiaries are included within the scope of consolidation.

Furthermore, in the previous fiscal year, the equity method was applied to 15 subsidiaries/affiliates. During fiscal year ended March 2002, 2 subsidiaries/affiliates were excluded from the scope of equity method applied affiliates. Accordingly, 13 subsidiaries/affiliates are included within the scope of equity method applies affiliates.

(Results of business combination)

The consolidated results for the years ended March 31, 1999, 2000, 2001 and 2002 are as follows:

	1999	2000	2001	2002
Consolidated net sales (Millions of Yen)	572,840	530,665	462,502	554,886
Consolidated net income (Millions of Yen)	85,817	56,061	96,603	106,444

③ Main technical tie-ups

The Company has tie ups with Matsushita Electric Industrial Co., Ltd., International Business Machines Corporation, and ATI Technologies Inc. for NINTENDO GAMECUBE.

3. ADMINISTRATIVE INFORMATION

(1) Annual Shareholder's Meeting

The 61st Annual Shareholders' Meeting was held on Thursday, June 28, 2001 beginning at 10 A.M. at the 7th floor of the corporate headquarters located at 11-1, Kamitoba hokotate-cho, Minami-ku, Kyoto, Japan. The following were reported and resolved:

Reported items: Items concerning Annual Business Report, Balance Sheets and Statements of Income for the fiscal year ended March 31, 2001 were reported.

Resolved items: ① The proposal for appropriations of profits was approved as originally proposed. Year-end dividend was decided to be \ 60 per share.

② The proposal to partially amend the articles of incorporation was approved as originally proposed. The new policy enables the Company to purchase up to 14 million treasury stocks.

③ Eleven Board of Directors (who are Hiroshi Yamauchi, Atsushi Asada, Akio Tsuji, Yoshihiro Mori, Hiroshi Imanishi, Masaharu Matsumoto, Shinji Hatano, Nobuo Nagai,

Genyo Takeda, Shigeru Miyamoto, Satoru Iwata) were re-elected. And two Board of Directors (who are Akira Iijima, Kazuo Kawahara) were newly elected.

④ An auditor, Takayasu Kojima was re-elected. And Yohiro Kitano was elected as a new auditor.

⑤ Retirement bonuses to director, Kimio Mariko and auditor, Seinosuke Kono for their services were approved in compliance with the standards set by the Company. It will be left to the discretion of the Board of Directors to determine specific amounts, payment methods and time of payment to the retired director. The specific amounts, payment methods and time of payment to the retired auditor will be discussed by the auditors.

(2) Others

Thirteen Board of Directors (who are Hiroshi Yamauchi, Atsushi Asada, Akio Tsuji, Yoshihiro Mori, Hiroshi Imanishi, Masaharu Matsumoto, Shinji Hatano, Nobuo Nagai, Genyo Takeda, Shigeru Miyamoto, Satoru Iwata, Akira Iijima, Kazuo Kawahara), two Board of Auditors (who are Takayasu Kojima, Yoshiro Kitano) and four Representative Board of Directors (who are Hiroshi Yamauchi, Atsushi Asada, Akio Tsuji, Yoshihiro Mori) were registered on July 10, 2001.

4. NON-CONSOLIDATED BALANCE SHEET (As of March 31, 2002)

Yen in millions

Description	Amount	Description	Amount

Assets	
Current assets:	**893,052**
Cash & cash equivalents	764,274
Notes receivable	2,101
Trade accounts receivable	69,505
Marketable securities	4,665
Finished products	7,043
Raw materials	9,779
Work in Process	376
Other inventories	352
Deferred income taxes	23,794
Other current assets	11,564
Allowance for doubtful accounts	- 406
Fixed assets:	**133,425**
Property, plant & equipment:	**(44,149)**
Buildings	16,209
Structures	558
Machinery & equipment	121
Automobiles	30
Furniture & fixtures	1,634
Land	25,596
Intangible assets:	**(117)**
Software	83
Other intangible assets	34
Investments & other assets:	**(89,157)**
Investments in securities	31,949
Investments in stock to affiliates	31,652
Investments in capital to affiliates	7,876
Long-term receivables from affiliates	4,736
Deferred income taxes	10,754
Other assets	7,014
Allowance for doubtful accounts	- 4,825
Total	**1,026,478**

Liabilities	
Current liabilities:	**172,896**
Notes payable	20,459
Trade accounts payable	82,433
Other accounts payable	20,434
Accrued income taxes	22,146
Advances received	1,071
Reserve for bonuses	1,610
Other current liabilities	24,739
Non-current liabilities:	**3,662**
Non-current accounts payable	299
Reserve for employee retirement and severance benefits	1,675
Reserve for directors retirement and severance benefits	1,687
Total liabilities	**176,558**
Shareholders' equity	
Capital stock	**10,065**
Additional paid-in capital	**14,100**
Capital reserve	11,584
Legal reserve	2,516
Retained earnings	**822,085**
Optional reserve	660,053
Special reserve	53
General reserve	660,000
Unappropriated	162,032
(Net Income)	(80,323)
Unrealized gains on other securities	**3,848**
Translation adjustments	3,848
Treasury stock, at cost	**- 180**
Total shareholders' equity	**849,919**
Total	**1,026,478**

Notes: 1. Short-term receivables from affiliates 59,121 million yen
Long-term receivables from affiliates 4,736 million yen
Short-term payables to affiliates 446 million yen
2. Accumulated depreciation of tangible assets 21,406 million yen

3. Significant assets in foreign currencies
Cash & cash equivalents 614,116 million yen (3,057,366 thousand US$ etc.)
Trade accounts receivable 61,121 million yen (337,049 thousand US$ etc.)
Investments in stock to subsidiaries 31,361 million yen (243,071 thousand US$ etc.)
Investments in capital to subsidiaries 7,876 million yen (55,587 thousand euros etc.)
Long-term receivables from subsidiaries 4,736 million yen (40,781 thousand euros etc.)
4. Import duty guaranteed 348 million yen (3,000 thousand euros etc.)
5. Earnings per share 567.00 yen
6. Treasury stock, which was initially classified as "Other assets", is classified as an exemption item under "Shareholders' equity" as of this fiscal period.

7. Net assets as defined in Commercial code article 290, section 1, No. 6 3,777 million yen

5. NON-CONSOLIDATED STATEMENT OF INCOME (Year ended March 31, 2002)

Yen in millions

Description	Amount	
Net sales		447,101
Cost of sales	328,194	
Selling, general & administrative expenses	53,873	382,068
Operating income		**65,033**
Other income		
Interest & dividend income	31,224	
Other	49,527	80,752
Other expenses		
Sales discount	501	
Other	494	996
Income before income taxes and extraordinary items		**144,788**
Extraordinary income		
Reversal of allowance for doubtful accounts	495	
Reversal of unrealized loss on investments in securities	186	
Gains on sales of fixed assets	0	
Gains on sales of investments in securities	2	
Gains from liquidation of affiliates	316	1,000
Extraordinary losses		
Loss on disposal of fixed assets	19	
Unrealized loss on investments in securities	7,231	
Unrealized loss on investments in stock to affiliates	1,568	
Loss on reorganization of affiliate business	429	9,249
Income before income taxes		**136,539**
Provision for income taxes and enterprise tax	58,813	
Income taxes deferred	- 2,597	56,216
Net income		**80,323**
Gains carried over from previous period		90,209
Interim dividend		8,499
Unappropriated retained earnings		**162,032**

Notes: 1. Sales to affiliates 276,734 million yen
2. Purchases from affiliates 307 million yen
3. Trading amount to affiliates 16,767 million yen

SIGNIFICANT ACCOUNTING POLICIES

1. Valuation basis and method of securities
   - (1) Held-to-maturity bonds — Amortized cost method (by straight-line method)
   - (2) Stocks of subsidiaries and affiliates — Cost, determined by the moving average method
   - (3) Other securities
     - Marketable other securities — Market price method, based on the market value at balance sheet date (Losses are charged to income, and unrealized gains, net of tax are charged to shareholders' equity.)
     - Non-marketable other securities — Cost, determined by the moving average method

2. Valuation basis and method of derivatives
   - Derivatives — Market price method

3. Valuation basis and method of inventories

Lower of cost, determined by the moving average method, or market

4. Depreciation method for fixed assets

(1) Tangible assets

Declining balance method (Some equipment are depreciated over economic useful lives.)
Buildings (exclusive of structures) acquired on or after April 1, 1998 are depreciated using the straight-line method.
Estimated useful lives of the principal assets:
Buildings and structures: 3 to 50 years

(2) Intangible assets

Straight-line method
As for software for the in-house use, straight-line method based on usable period (mainly five years) is applied.

5. Translation basis of assets and/or liabilities denominated in foreign currencies

Receivables and/or payables denominated in foreign currencies are translated into Japanese yen by the spot exchange rates at the end of the fiscal year. Exchange gains or losses are charged to income.

6. Allowance and reserve

(1) Allowance for doubtful debts

The allowance for general accounts receivable are calculated with actual percentage of credit losses to provide against losses on bad debts, as well as calculating the allowance for each doubtful account with an estimated amount of probable bad debts.

(2) Reserve for bonuses

The reserve for bonuses is calculated with estimated prorated amounts to be paid.

(3) Reserve for employee retirement and severance benefits

The reserve for employee retirement and severance benefits are calculated with actuarially calculated amounts at the end of the period, on the basis of the cost of retirement benefits and plan assets at the end of the year.
Actuarial calculation difference is processed collectively mainly in the accrued year.

(4) Reserve for directors retirement and severance benefits

The reserve for directors retirement and severance benefits are calculated with estimated amounts to be paid at the year-end, based on the Company's internal rules.

(5) Consumption tax

The consumption tax and the provincial consumption tax are recorded as asset / liability when they are received / paid.

(Reference)

Amounts under one million yen are omitted.

6. PROPOSAL OF APPROPRIATIONS

Yen

Unappropriated retained earnings	**162,032,652,440**
Reversal of special reserve	**2,592,582**
Reversal of general reserve	**100,000,000,000**

Total	262,035,245,022
Cash dividends	11,332,842,880 (\ 80.00 per share)
Directors' bonuses	170,000,000
Retained earnings carry-forward	250,532,402,142

Note: The Company paid 8,499,951,960 yen (60 yen per share) as interim dividend on December 10, 2001.

7. CONSOLIDATED BALANCE SHEET (As of March 31, 2002)

Yen in millions

Description	Amount	Description	Amount
Assets		**Liabilities**	
Current assets:	**1,037,770**	**Current liabilities:**	**212,208**
Cash & cash equivalents	894,547	Notes and trade accounts payable	106,685
Notes and trade accounts receivable	45,861	Accrued income taxes	30,376
Marketable securities	10,108	Reserve for bonuses	1,610
Inventories	43,868	Other current liabilities	73,535
Deferred income taxes	34,467		
Other current assets	15,168	**Non-current liabilities:**	**6,403**
Allowance for doubtful accounts	- 6,251		
		Non-current accounts payable	299
Fixed assets:	**118,945**	Reserve for employee retirement and severance benefits	4,416
Property, plant & equipment:	**(66,681)**	Reserve for directors retirement and severance benefits	1,687
Buildings & structures	26,196		
Machinery, equipment & automobiles	2,231		
Furniture & fixtures	3,206	**Total liabilities**	**218,611**
Land	35,045		
Construction in progress	1	**Minority interests**	**3,028**
Intangible assets:	**(174)**		
		Shareholders' equity	
Investments & other assets:	**(52,089)**		
Investments in securities	32,589	**Capital stock**	**10,065**
Deferred income taxes	12,496	**Additional paid-in capital**	**11,584**
Other assets	7,092	**Retained earnings**	**904,732**
Allowance for doubtful accounts	- 89	**Unrealized gains on other securities**	**3,848**
		Translation adjustments	**5,025**
		Treasury stock, at cost	**- 180**

		Total shareholders' equity	**935,075**
Total	**1,156,715**	**Total**	**1,156,715**

8. CONSOLIDATED STATEMENT OF INCOME (Year ended March 31, 2002)

Yen in millions

Description	Amount
Net sales	554,886
Cost of sales	334,620
Gross margin	**220,266**
Selling, general & administrative expenses	101,114
Operating income	**119,151**
Other income	68,715
Interest & dividend income	23,029
Other	45,686
Other expenses	1,248
Sales discount	473
Equity in losses of non-consolidated subsidiary & affiliates	127
Other	647
Income before income taxes and extraordinary items	**186,618**
Extraordinary income	1,284
Extraordinary losses	4,879
Income before income taxes	**183,023**
Provision for income taxes and enterprise tax	74,351
Income taxes deferred	2,445
Minority interests	- 218
Net income	**106,444**
Retained earnings – beginning	815,457
Decrease of retained earnings	17,170
Retained earnings - ending	**904,732**

9. SUMMARY OF CONSOLIDATED STATEMENTS OF CASH FLOWS (Year ended March 31, 2002)

Yen in millions

Description	Amount
Cash flows from operating activities	56,234
Cash flows from investing activities	- 5,117
Cash flows from financing activities	- 17,146
Effect of exchange rate changes on cash and cash equivalents	43,154
Cash and cash equivalents – Beginning	785,992
Cash and cash equivalents – Ending	863,116

10. BOARD OF DIRECTORS & AUDITORS (As of March 31, 2002)

Position	Name	Major responsibility
President (Representative Director)	Hiroshi Yamauchi	
Executive Vice President (Representative Director)	Atsushi Asada	
Managing Directors (Representative Director)	Akio Tsuji	General Manager, General Affairs Division
	Yoshihiro Mori	General Manager, Corporate Analysis & Administration Division
Directors	Hiroshi Imanishi	General Manager, Public Relations Division
	Masaharu Matsumoto	General Manager, Finance & Information Systems Division
	Shinji Hatano	General Manager, Licensing Division
	Nobuo Nagai	General Manager, Manufacturing Division
	Genyo Takeda	General Manager, Integrated Research & Development Division
	Shigeru Miyamoto	General Manager, Entertainment Analysis & Development Division
	Satoru Iwata	General Manager, Management Planning Division
	Akira Iijima	General Manager, Marketing Division
	Kazuo Kawahara	General Manager, Tokyo Branch Office
Auditor	Takayasu Kojima	
	Kimiyoshi Fukui	
	Minoru Inaba	
	Yoshiro Kitano	Certified Public Accountant

Notes: 1. Auditors, Minoru Inaba and Yoshiro Kitano are appointed from outside the company.
2. Two new Board of Directors (who are Akira Iijima, Kazuo Kawahara) and a new auditor, Yoshiro Kitano were elected as of the 61st Annual General Shareholder's Meeting held on June 28th, 2001.
3. The following director and auditor retired as of the closing of the 61st Annual General Shareholder's Meeting held on June 28th, 2001. Within the parentheses, shows the major responsibility at the time of retirement.

Director Kimio Mariko (General Manager, Legal Department)
Auditor Seinosuke Kono (Certified Public Accountant)

INDEPENDENT AUDITORS

ChuoAoyama Audit Corporation

OFFICERS AS OF JUNE 27, 2002

Position	Name	Major responsibility
Chairman (Representative Director)	Atsushi Asada	
President (Representative Director)	Satoru Iwata	
Senior Managing Director (Representative Director)	Yoshihiro Mori	General Manager, Corporate Analysis & Administration Division
	Shinji Hatano	General Manager, Licensing Division
	Genyo Takeda	General Manager, Integrated Research & Development Division
	Shigeru Miyamoto	General Manager, Entertainment Analysis & Development Division
Managing Director	Masaharu Matsumoto	General Manager, Finance & Information Systems Division
	Nobuo Nagai	General Manager, Manufacturing Division
	Eiichi Suzuki	General Manager, General Affairs Division
Director	Akira Iijima	General Manager, Marketing Division
	Kazuo Kawahara	General Manager, Tokyo Branch Office
	Tatsumi Kimishima	Director & President, Nintendo of America Inc.
Director, Executive Adviser	Hiroshi Yamauchi	
	Akio Tsuji	
Auditor	Takayasu Kojima	
	Kimiyoshi Fukui	
	Minoru Inaba	Certified Tax Accountant
	Yoshiro Kitano	

OFFICES & FACILITIES

Corporate Headquarters:	11-1, Kamitoba hokotate-cho, Minami-ku, Kyoto 601-8501, Japan Phone: (075) 662-9600
Uji Plant:	92-15 Enba, Makishima-cho, Uji-city, Kyoto 611-0041, Japan Phone: (0774) 21-3191
Uji Ogura Plant:	56 Kaguraden, Ogura-cho, Uji-city, Kyoto 611-0042, Japan Phone: (0774) 23-7838
Uji Okubo Plant:	54-1 Tahara, Okubo-cho, Uji-city, Kyoto 611-0033, Japan Phone: (0774) 45-3030
Tokyo Branch Office:	5-21-5 Asakusabashi, Taito-ku, Tokyo 111-0053, Japan Phone: (03) 5820-2251
Osaka Branch Office:	1-13-9, Honjohigashi, Kita-ku, Osaka 531-0074, Japan Phone: (06) 6376-5950
Nagoya Sales Office:	2-18-9, Habashita, Nishi-ku, Nagoya 451-0041, Japan Phone: (052) 571-2510
Okayama Sales Office:	4-4-11, Hokan-cho, Okayama 700-0026, Japan Phone: (086) 252-1821
Sapporo Sales Office:	18-2 Nishi, Kitakujo, Chuo-ku, Sapporo 060-0009, Japan Phone: (011) 621-0513

INFORMATION TO SHAREHOLDERS

Fiscal year-end:	March 31
General Meeting of Shareholders:	Annual General Meeting: To be held every year in June Extraordinary General Meeting: To be held in case of necessity
Record date/ Year-end dividend:	March 31
Record date/ Interim dividend:	September 30
Stock trading unit:	100 shares
Transfer agent:	The Chuo Trust & Banking Co., Ltd. 3-33-1, Shiba, Minato-ku, Tokyo
Transfer office:	Shoken Daikobu of The Chuo Trust & Banking Co., Ltd. Osaka Branch 2-2-21, Kitahama, Chuo-ku, Osaka 541-0041 Phone: 06-6202-7361
Acceptance of transfer request:	All the domestic head office and branch offices of the Chuo Trust & Banking Co., Ltd. All the domestic branch offices and representative offices of Japan Securities Agent, Ltd.
Notice to the public:	Financial information for the Company's activity is published annually in the Nihon Keizai Shimbun.

URL where balance sheet and income statement are listed instead of them published as Financial Result Publication based on a law under Commercial Code:
http://www.nintendo.co.jp/kessan/index.html

(Summary translation)

SEMI-ANNUAL BUSINESS REPORT TO SHAREHOLDERS FOR SIX MONTHS ENDED SEPTEMBER 30, 2001

For financial information contained in this report, please see "Brief Statement of Interim Financial Results and Forecast for Six Month Period Ended September 30, 2001" which has been furnished to the SEC with DCN Number 29012868.

<Stock Status> (As of September 30, 2001)

1. Common stock information

Number of shares authorized	400,000,000
Number of shares outstanding	141,669,000
Paid-in capital (yen)	10,065,400,000
Number of shareholders	15,812

2. Transfer of stock registrations

Registration changes of the stocks	397 cases	12,486,942 shares

3. Major shareholders.

Shareholder's Name	Number of Shares (in hundreds)	Ratio (%)
Hiroshi Yamauchi	153,526	10.84
Bank of Kyoto	70,834	5.00
Bank of Tokyo-Mitsubishi	70,834	5.00
Daiwa Bank	67,749	4.78
The Chase Manhattan Bank NA London	59,835	4.22
The Master Trust Bank of Japan, Ltd.	57,023	4.03
State Street Bank and Trust Company	48,466	3.42

4. Ownership of shares (by type of owner)

Classification	Number of Shareholders	Ratio (%)	Number of Shares	Ratio (%)

Individuals and other	14,238	90.05	22,347,079	15.77
Financial institutions	217	1.37	64,498,528	45.53
Other domestic corporations	530	3.35	4,112,609	2.90
Foreigners	790	5.00	50,047,746	35.33
Securities corporations	37	0.23	663,038	0.47
Total	15,812	100.00	141,669,000	100.00

<Employee Status>

(As of September 30, 2001)

Number of Employees	Average Age	Average Working Years
1,215	36.8	12.4

Note: "Number of Employees" does not include the 30 employees that are temporary transferred to subsidiaries/affiliates.

<Board of Directors & Auditors>

(As of September 30, 2001)

Position	Name

President (Representative Director)	Hiroshi Yamauchi
Executive Vice President (Representative Director)	Atsushi Asada
Managing Director (Representative Director)	Akio Tsuji Yoshihiro Mori
Director	Hiroshi Imanishi Masaharu Matsumoto Shinji Hatano Nobuo Nagai Genyo Takeda Shigeru Miyamoto Satoru Iwata Akira Iijima Kazuo Kawahara
Auditor	Takayasu Kojima Kimiyoshi Fukui Minoru Inaba Yoshiro Kitano

<Independent Auditors>

ChuoAoyama Audit Corporation

<Corporate Profile>

Company Name: Nintendo Co., Ltd.
Founded: September 23, 1889
Established: November 20, 1947
Number of shares outstanding: 141,669,000
Capital: 10,065,400,000 yen

OFFICES & FACILITIES

Corporate Headquarters: 11-1, Kamitoba hokotate-cho, Minami-ku, Kyoto 601-8501, Japan
Phone: (075) 662-9600

Uji Plant: 92-15 Enba, Makishima-cho, Uji-city, Kyoto 611-0041, Japan

	Phone: (0774) 21-3191
Uji Ogura Plant:	56 Kaguraden, Ogura-cho, Uji-city, Kyoto 611-0042, Japan Phone: (0774) 23-7838
Uji Okubo Plant:	54-1 Tahara, Okubo-cho, Uji-city, Kyoto 611-0033, Japan Phone: (0774) 45-3030
Tokyo Branch Office:	5-21-5 Asakusabashi, Taito-ku, Tokyo 111-0053, Japan Phone: (03) 5820-2251
Osaka Branch Office:	1-13-9, Honjohigashi, Kita-ku, Osaka 531-0074, Japan Phone: (06) 6376-5950
Nagoya Sales Office:	2-18-9, Habashita, Nishi-ku, Nagoya 451-0041, Japan Phone: (052) 571-2510
Okayama Sales Office:	4-4-11, Hokan-cho, Okayama 700-0026, Japan Phone: (086) 252-1821
Sapporo Sales Office:	18-2 Nishi, Kitakujo, Chuo-ku, Sapporo 060-0009, Japan Phone: (011) 621-0513

INFORMATION TO SHAREHOLDERS

Fiscal year-end:	March 31
General Meeting of Shareholders:	Annual General Meeting: To be held every year in June Extraordinary General Meeting: To be held in case of necessity
Record date/ Year-end dividend:	March 31
Record date/ Interim dividend:	September 30
Stock trading unit:	100 shares
Transfer agent:	The Chuo Trust & Banking Co., Ltd. 3-33-1, Shiba, Minato-ku, Tokyo
Transfer office:	Shoken Daikobu of The Chuo Trust & Banking Co., Ltd. Osaka Branch 2-2-21, Kitahama, Chuo-ku, Osaka 541-0041 Phone: 06-6202-7361
Acceptance of transfer request:	All the domestic head office and branch offices of the Chuo Trust & Banking Co., Ltd. All the domestic branch offices and representative offices of Japan Securities Agent, Ltd.
Notice to the public:	Financial information for the Company's activity is published annually in the Nihon Keizai Shimbun.

(Summary Translation)

June 9, 2002

To our shareholders

Nintendo Co., Ltd.
Satoru Iwata
President

Notice of General Meeting of Shareholders for Fiscal Year Ended March 31, 2002

Our shareholders' meeting is held as follows:

If you are not able to attend the meeting, please forward the proxy statement by indicating your vote for or against the items listed under the Resolutions.

1. Date: Thursday, June 27, 2002 10:00 am

2. Place: Nintendo Co., Ltd.
11-1, Kamitoba Hokotate-cho,
Minami-ku, Kyoto

3. Agenda: Reporting: (4/1/2001 - 3/31/2002)
Annual Business Report
Balance Sheet
Income Statement

Resolutions:
1) Proposal of appropriations of profits
2) Acquisition of its own shares
3) Partial amendment of Article of Incorporation
4) Election of 14 Directors
5) Election of three Auditors
6) Retirement bonuses to retired director and auditors

Note: Attached reports to this Notice were more or less identical to Annual Business Report for the same year. For the details of proposals for resolutions, please see "Notice of Resolutions of General Meeting of Shareholders".

(Summary Translation)

November 21, 2001

To our shareholders

Nintendo Co., Ltd.
Hiroshi Yamauchi
President

Notice of Resolutions made by Board of Directors for Interim Dividend Payment

At the board of directors meeting held on November 21, 2001, the following resolution was made with respect to interim dividend payment for the fiscal year ended March 31, 2002.

1. Interim dividend payment: 60 yen per share
2. Payment to begin: on December 10, 2001

(Summary Translation)

June 27, 2002

To our shareholders

Nintendo Co., Ltd.
Satoru Iwata
President

Notice of Resolutions of General Meeting of Shareholders

This notice is to report the resolution of the General Meeting of Shareholders held today.

Report for fiscal year ended March 31, 2002:
Business Report
Balance Sheet
Income Statement

Resolutions:

1. Proposal of appropriations of profits
   Proposal was approved. Dividend is set at 80 yen per share.

2. Acquisition of its own stocks
   Proposal was approved. Authorization was given to acquire its own shares of up to 14 million shares and up to 250 billion yen.

3. Partial amendment of Article of Incorporation
   Proposal was approved. Majority of the amendments is language amendments.

4. Election of 14 Directors
   Proposal was approved. Twelve directors (Atsushi Asada, Satoru Iwata, Yoshihiro Mori, Shinji Hatano, Genyo Takeda, Shigeru Miyamoto, Akio Tsuji, Masaharu Matsumoto, Nobuo Nagai, Akira Iijima, Kazuo Kawahara, Hiroshi Yamauchi) were re-elected as Directors and two directors (Eiichi Suzuki and Tatsumi Kimishima) were newly elected.

5. Amendment of compensation to directors
   Proposal was approved. Annual compensation to directors is set within 500 million yen.

6. Retirement bonuses to director
   Proposal was approved. Retirement bonuses to retired Director Hiroshi Imanishi are paid based on the discretion of Board of Directors' Meeting.

(Summary translation)

(June 29, 2001)

ANNUAL SECURITIES REPORT FOR FISCAL YEAR ENDED MARCH 31, 2001

Cover letter addressed to Kanto Finance Bureau

I Corporate information

1. Corporate profile
   1. Recent changes of principal management index
   2. History
   3. Description of business
   4. Status of subsidiarites and affiliated companies
   5. Employee status

2. Business information
   1. Summary of business results
   2. Production, orders and sales
   3. Future prospects
   4. Important agreements on business
   5. Research and development activities

3. Property information
   1. Summary of capital investment
   2. Information about principal property
   3. Plans of additions and deletions of property

4. Company information
   1. Common stock information
      (1) Number of total shares etc.
      (2) Number of outstanding shares, and changes in capital stock
      (3) Information about shareholders
      (4) Information about major shareholders
      (5) Information about voting rights
      (6) Stock option system
   2. Acquisition of own shares
   3. Dividend policy
   4. Changes in stock prices
   5. Officers

5. Financial review
   [Audit report]
   1. Consolidated financial statements
      (1) Consolidated financial statements
      (2) Others
   [Audit report]
   2. Financial statements
      (1) Financial statements
      (2) Major items in assets and liabilities
      (3) Others

6. Stock transfer information

7. Reference information for the Company

II Information about guaranteed company by the Company

(Summary translation)

03 JUL 28 AM 7:21

ANNUAL BUSINESS REPORT TO SHAREHOLDERS FOR FISCAL YEAR ENDED MARCH 31, 2001

1. OVERVIEW OF OPERATIONS - APRIL 1, 2000 THROUGH MARCH 31, 2001

(1) Review of Operations

During the fiscal year ended March 31, 2001, economic conditions in Japan have not completely recovered due to the lack of increase in personal consumption, though there has been some recovery in the profitability of certain companies. The United States economy softened, particularly in the technology sector and personal spending. The tide began to affect the economy in Europe.

Under these circumstances, Nintendo continued to make efforts to develop hardware and software to provide more fun and excitement, which is exactly what consumers are expecting from Nintendo games.

As a result, the Company reported net sales of 351.0 billion yen, including export sales of 237.5 billion yen which accounted for 67.7% of net sales. Income before income taxes and extraordinary items was 164.5 billion yen, due to large amount of exchange gain. In accordance with the new market value accounting for financial instruments adopted during this fiscal year, the valuation method, which charges losses to income and unrealized gain to shareholders' equity, was adopted for other securities. Under this new method, a loss on investment was reported as extraordinary loss. Net income for the year ended March 31, 2001 was 86.7 billion yen.

With respect to the electronic entertainment products division, GAME BOY COLOR sold well. The life-to-date units of GAME BOY hardware sales reached 100 million worldwide and Pokémon software continued to perform well in each country. The next generation handheld machine GAME BOY ADVANCE, launched this March 2001 in Japan, was very popular with consumers. As a result, GAME BOY ADVANCE sold well from the beginning.

NINTENDO 64 sales decreased, compared with sales in previous fiscal year.

Total net sales in the electronic entertainment products division were 348.3 billion yen, while sales in other products divisions (playing cards, karuta, etc.) were 2.7 billion yen.

(2) Financing and Capital Spending

There were no significant financing transactions or capital expenditures during the fiscal year ended March 31, 2001. Total capital spending was 9.3 billion yen; primary investment was for the property of new headquarters.

(3) Future Prospects

Looking ahead to the fiscal year ending March 31, 2002, the harsh business environment for Nintendo will be anticipated, as it is possible that the United States and European economy slow down, and further progress in deflation in the yen may even worsen the Japanese economy.

Taking these perspectives into consideration, Nintendo launched GAME BOY ADVANCE into European and American markets, while continues to devote energies to develop games with new ideas, for example, "CARD e READER" (provisional name), which connects GAME BOY ADVANCE with card game, and a music game "GAME BOY MUSIC" (provisional name) for which game players can compose music and/or perform music with other game players. NINTENDO GAMECUBE, the next generation game system, facilitates talented game creators to realize their ideas to make fun games. By connecting NINTENDO GAMECUBE with GAME BOY ADVANCE, Nintendo will also undertake to create a new field of games.

Your continued support and cooperation will be appreciated.

(4) Trends of Financial Highlights

Years ended March 31, 1998, 1999, 2000 and 2001
(Non-consolidated Nintendo Co., Ltd. only)

	1998	1999	2000	2001
Net sales (Millions of Yen)	431,806	467,109	414,053	351,066
Net income (Millions of Yen)	66,356	68,114	49,115	86,777
Earnings per share (Yen)	468.38	480.79	346.69	612.54
Total assets (Millions of Yen)	768,855	800,981	836,398	947,921
Shareholders' equity (Millions of Yen)	609,387	658,914	713,490	785,536

Note: The computations of net income per share of common stock are based on the weighted average number of shares outstanding, excluding treasury stocks, during each fiscal year.

2. CORPORATE PROFILE (As of March 31, 2001)

(1) Main Business

Nintendo manufactures and distributes electronic entertainment products and other products as a major business. Principle products classified by division are as follows.

- Electronic entertainment products division
  GAME BOY, NINTENDO64
- Other products division
  Playing Cards, Karuta, and Trading Cards

(2) Principal Offices and Facilities

- Offices
  - Corporate Headquarters (Kyoto)
  - Tokyo Branch Office
  - Osaka Branch Office
  - Nagoya Sales Office
  - Okayama Sales Office
  - Sapporo Sales Office
- Plants
  - Uji Plant
  - Uji Ogura Plant
  - Uji Okubo Plant

(3) Common Stock Information

① Number of shares authorized 400,000,000
② Number of shares outstanding 141,669,000
③ Number of shareholders 16,835
④ Major shareholders

Shareholder's Name	Number of Shares (in hundreds)	Ratio (%)	Number of Shares Owned by Nintendo (in thousands)	Ratio (%)
Hiroshi Yamauchi	153,526	10.84	-	-
Bank of Kyoto	70,834	5.00	4,542	1.37
Sanwa Bank	70,834	5.00	873	0.03
Bank of Tokyo-Mitsubishi	70,834	5.00	887	0.02
Daiwa Bank	67,749	4.78	6,474	0.32
Japan Trustee Services Bank, Ltd. (Trust account)	65,782	4.64	-	-
The Chase Manhattan Bank NA London	63,281	4.47	-	-
Tokai Bank	58,604	4.14	2,671	0.12

Notes: 1. Tokai Bank has stocks under the name of Tokai Trust Bank Ltd. Trust Account for 12,230 hundreds.
2. Sanwa Bank and Tokai Banks, together with Toyo Trust Bank established UFJ Holdings; a 100% parent company on April 2, 2001. As of that date, the capital investment to Sanwa Bank and Tokai Bank by our company is now converted to the investment to UFJ Holdings.
3. Bank of Tokyo Mitsubishi established a 100% parent company of Mitsubishi-Tokyo Financial Group with Mitsubishi Trust Bank and Japan Trust Bank on April 2, 2001 by stock transfer. As of that date, the capital investment to Tokyo-Mitsubishi Bank by our company is converted to the investment to Mitsubishi-Tokyo Financial Group.

⑤ Ownership of shares (by type of owner)

Classification	Number of Shareholders	Ratio (%)	Number of Shares	Ratio (%)
Individuals	15,243	90.54	22,899,182	16.16
Financial institutions	224	1.33	69,285,728	48.91
Other corporations	582	3.46	4,359,920	3.08
Foreigners	752	4.47	43,794,498	30.91
Securities corporations	34	0.20	1,329,672	0.94
Total	16,835	100.00	141,669,000	100.00

⑥ Ownership of shares (by number of shares)

Stratification	Number of Shareholders	Ratio (%)	Number of Shares	Ratio (%)
1- 99	1,825	10.84	81,999	0.06
100- 499	10,757	63.90	1,663,686	1.17
500- 999	1,360	8.08	848,116	0.60
1,000- 4,999	2,058	12.22	3,806,275	2.68
5,000- 9,999	289	1.72	1,951,935	1.38
10,000- 99,999	397	2.36	11,641,088	8.22
100,000- 999,999	130	0.77	36,579,014	25.82
over 1,000,000	19	0.11	85,096,887	60.07
Total	16,835	100.00	141,669,000	100.00

⑦ Ownership of shares (by location of owners)

Geographic location	Number of Shareholders	Ratio (%)	Number of Shares	Ratio (%)

Hokkaido district	233	1.38	227,719	0.16
Tohoku district	370	2.20	305,580	0.22
Kanto district	4,886	29.02	43,740,974	30.88
Chubu district	2,203	13.09	8,144,376	5.75
Kinki district	6,341	37.66	45,070,322	31.81
Chugoku district	851	5.05	359,610	0.25
Shikoku district	582	3.46	323,657	0.23
Kyushu district	634	3.77	299,864	0.21
Foreign district	735	4.37	43,196,898	30.49
Total	16,835	100.00	141,669,000	100.00

(4) Employees

Number of Employees (year-on-year increase)	Average Age	Average Working Years
1,150 (+ 47)	36.8	12.4

Note: "Number of Employees" does not include the 31 employees that are temporary transferred to subsidiaries/affiliates.

(4) Information about the Company's group

① Significant subsidiaries

Name of the Company	Capital stock	Percentage owned by the Company	Major Business

Nintendo of America Inc.	110,000 (thousands of US$)	100%	Distribution of electronic entertainment products etc.
Nintendo of Europe GmbH	58,000 (thousands of DM)	100%	Distribution of electronic entertainment products
Nintendo France S.A.R.L.	520,000 (thousands of FRF)	100%	Distribution of electronic entertainment products

② Process and results of business combination

(Process of business combination)

During fiscal year ended March 2001, 2 subsidiaries were newly added. Accordingly, 22 subsidiaries are included within the scope of consolidation.

The equity method was applied to 15 subsidiaries/affiliates.

(Results of business combination)

The consolidated results for the years ended March 31, 1998, 1999, 2000 and 2001 are as follows:

	1998	1999	2000	2001
Consolidated net sales (Millions of Yen)	534,646	572,840	530,665	462,502
Consolidated net income (Millions of Yen)	83,696	85,817	56,061	96,603

③ Main technical tie-ups

The Company has tie ups with Silicon Graphics, Inc. and MIPS Technologies, Inc. for 64 bit hardware and with Matsushita Electric Industrial Co., Ltd., International Business Machines Corporation, and ATI Technologies Inc. for NINTENDO GAMECUBE.

3. ADMINISTRATIVE INFORMATION

(1) Annual Shareholder's Meeting

The 60th Annual Shareholders' Meeting was held on Thursday, June 29, 2000 beginning at 10 A.M. at the corporate headquarters at that time located at 60 Fukuine Kamitakamatsu-cho, Higashiyama-ku, Kyoto, Japan. The following were reported and resolved:

Reported items: Items concerning Annual Business Report, Balance Sheets and Statements of Income for the fiscal year ended March 31, 2000 were reported.

Resolved items: ① The proposal for appropriations of profits was approved as originally proposed. Year-end dividend was decided to be \ 60 per share.

② The proposal to partially amend the articles of incorporation was approved as originally proposed. The new policy allows the Company to elect Chairman for one person, Executive Vice President for a few persons as Director. It also allows it to elect several Representative Directors and up to five Auditors.

③ Seven Directors (who are Hiroshi Yamauchi, Akio Tsuji, Hiroshi Imanishi, Kimio Mariko, Masaharu Matsumoto, Yoshihiro Mori and Shinji Hatano) were re-elected. And five Directors (who are Atsushi Asada, Nobuo Nagai, Genyo Takeda, Shigeru Miyamoto, Satoru Iwata) were newly elected.

④ An auditor, Minoru Inaba was re-elected. And Kimiyoshi Fukui was elected as a new auditor.

⑤ Proposal of amending annual compensations to Directors up to 300 million yen was approved.

⑥Proposal of amending annual compensations to Auditors up to 80 million yen was approved.

⑦ Retirement bonuses to retired directors, Katsunori Tanimoto, Hiroyuki Fukuda, Yasuhiro Onishi and Minoru Arakawa and Howard Lincoln and retired auditor, Yoshiaki Kondo for their services were approved in compliance with the standards set by the Company. It will be left to the discretion of the Board of Directors to determine specific amounts, payment methods and time of payment to the retired director. The specific amounts, payment methods and time of payment to the retired auditor will be discussed by the auditors.

(2) Others

1 Effective on June 30, 2000, Brownie Brown Inc. was registered for incorporation as a subsidiary.

2 Twelve Directors (who are Hiroshi Yamauchi, Atsushi Asada, Akio Tsuji, Yoshihiro Mori, Hiroshi Imanishi, Kimio Mariko, Masaharu Matsumoto, Shinji Hatano, Nobuo Nagai, Genyo Takeda, Shigeru Miyamoto, Satoru Iwata), two Auditors (who are Kimiyoshi Fukui and Minoru Inaba) and four Representative Directors (who are Hiroshi Yamauchi, Atsushi Asada, Akio Tsuji, Yoshihiro Mori) were registered on July 10, 2000.

3 Corporate headquarters was transferred on November 27, 2000 and the registration was made on December 5, 2000.

4. NON-CONSOLIDATED BALANCE SHEET (As of March 31, 2001)

Yen in millions

Description	Amount	Description	Amount
Assets		**Liabilities**	
Current assets:	**819,360**	**Current liabilities:**	**158,611**
Cash & cash equivalents	622,264	Notes payable	36,734
Notes receivable	2,202	Trade accounts payable	45,151
Trade accounts receivable	153,297	Other accounts payable	7,418
Marketable securities	6,475	Accrued income taxes	56,033
Finished products	985	Advances received	692
Raw materials	4,536	Reserve for bonuses	1,511
Work in Process	135	Other current liabilities	11,069
Other inventories	943		
Deferred income taxes	18,702	**Non-current liabilities:**	**3,773**
Other current assets	10,855		
Allowance for doubtful accounts	-1,037	Non-current accounts payable	418
		Reserve for employee retirement	
Fixed assets:	**128,561**	and severance benefits	1,773
		Reserve for directors retirement	
Property, plant & equipment:	**(45,245)**	and severance benefits	1,581
Buildings	17,277		
Structures	600	**Total liabilities**	**162,385**
Machinery & equipment	110		
Automobiles	36		
Furniture & fixtures	1,596		
Land	25,596		
Construction in progress	29		

		Shareholders' equity	
		Capital stock	**10,065**
		Additional paid-in capital	**14,100**
		Capital reserve	11,584
		Legal reserve	2,516
		Retained earnings	**758,932**
		Optional reserve	660,055
		Special reserve	55
		General reserve	660,000
		Unappropriated	98,876
		(Net Income)	(86,777)
		Unrealized gains on other securities	**2,438**
		Translation adjustments	2,438
		Total shareholders' equity	**785,536**
Total	**947,921**	**Total**	**947,921**

Notes: 1. Short-term receivables from affiliates 135,826 million yen
Long-term receivables from affiliates 4,459 million yen
Short-term payables to affiliates 750 million yen
2. Accumulated depreciation of tangible assets 18,227 million yen

3. Significant assets in foreign currencies

Cash & cash equivalents	333,038 million yen (1,926,086 thousand US$ etc.)
Trade accounts receivable	140,154 million yen (840,390 thousand US$ etc.)
Investments in stock to affiliates	27,928 million yen (215,200 thousand US$ etc.)
Investments in capital to affiliates	7,876 million yen (108,719 thousand DM etc.)
Long-term receivables from affiliates	4,459 million yen (267,510 thousand FRF etc.)

4. Other current assets include 16 million yen of treasury stocks.
5. Import duty guaranteed 279 million yen (5,000 thousand DM)
6. Earnings per share 612.54 yen

5. NON-CONSOLIDATED STATEMENT OF INCOME (Year ended March 31, 2001)

Yen in millions

Description	Amount	
Net sales		351,066
Cost of sales	259,224	
Selling, general & administrative expenses	41,100	300,324
Operating income		**50,741**
Other income		
Interest & dividend income	42,787	
Other	71,336	114,124
Other expenses		
Sales discount	328	
Other	4	333

Income before income taxes and extraordinary items		**164,533**
Extraordinary income		
Reversal of allowance for doubtful accounts	2,094	
Gains on sales of fixed assets	29	2,123
Extraordinary losses		
Loss on disposal of fixed assets	792	
Unrealized loss on land valuation	5,988	
Unrealized loss on investments in securities	13,562	
Loss on reorganization of affiliate business	3,693	24,036
Income before income taxes		**142,620**
Provision for income taxes and enterprise tax		72,128
Income taxes deferred		-16,286
Net income		**86,777**
Gains carried over from previous period		20,598
Interim dividend		8,500
Unappropriated retained earnings		**98,876**

Notes: 1. Sales to affiliates 200,799 million yen
2. Purchases from affiliates 118 million yen
3. Trading amount to affiliates 12,061 million yen

SIGNIFICANT ACCOUNTING POLICIES

1. Valuation basis and method of securities

(1) Held-to-maturity bonds — Amortized cost method (by straight-line method)

(2) Stocks of subsidiaries and affiliates — Cost, determined by the moving average method

(3) Other securities

Marketable other securities — Market price method, based on the market value at balance sheet date (Losses are charged to income, and unrealized gains, net of tax are charged to shareholders' equity.)

Non-marketable other securities — Cost, determined by the moving average method

2. Valuation basis and method of derivatives

Derivatives — Market price method

3. Valuation basis and method of inventories

Lower of cost, determined by the moving average method, or market

4. Depreciation method for fixed assets

(1) Tangible assets — Declining balance method (Some equipment are depreciated over economic useful lives.)
Buildings (exclusive of structures) acquired on or after April 1, 1998 are depreciated using the straight-line method.
Estimated useful lives of the principal assets:
Buildings and structures: 3 to 50 years

(2) Intangible assets — Straight-line method
As for software for the in-house use, straight-line method based on usable period (mainly five years) is applied.

5. Translation basis of assets and/or liabilities denominated in foreign currencies

Receivables and/or payables denominated in foreign currencies are translated into Japanese yen by the spot exchange rates at the end of the fiscal year. Exchange gains or losses are charged to income.

6. Allowance and reserve

(1) Allowance for doubtful debts

The allowance for general accounts receivable are calculated with actual percentage of credit losses to provide against losses on bad debts, as well as calculating the allowance for each doubtful account with an estimated amount of probable bad debts.

(2) Reserve for bonuses

The reserve for bonuses is calculated with estimated prorated amounts to be paid.

(3) Reserve for employee retirement and severance benefits

The reserve for employee retirement and severance benefits are calculated with actuarially calculated amounts at the end of the period, on the basis of the cost of retirement benefits and plan assets at the end of the year.

Actuarial calculation difference is processed collectively mainly in the accrued year.

(4) Reserve for director's retirement and severance benefits

The reserve for directors retirement and severance benefits are calculated with estimated amounts to be paid at the year-end, based on the Company's internal rules.

7. Consumption tax

The consumption tax and the provincial consumption tax are recorded as asset / liability when they are received / paid.

8. Additional information

(1) Accounting for reserve for employee retirement and severance benefits

From this fiscal year, the Company adopted the Financial Accounting Standard on Retirement and Severance Benefits ("Views on Establishment of Accounting Standards for Retirement Benefits," issued by the Business Accounting Deliberation Council on June 16, 1998). The effect on the financial statements of this application is minor.

Accrued charge of the past service under approved pension scheme is included in Reserve for Employee Retirement and Severance Benefits.

(2) Accounting for financial instruments

From this fiscal year, the Company adopted the Financial Accounting Standard on Financial Instruments ("Views on Establishment of Accounting Standards for Financial Instruments," issued by the Business Accounting Deliberation Council on January 22, 1999). The effect on the financial statements of this application is minor.

At the beginning of the period, the Company examined its securities holdings, thus bonds redeemable within one year in held-to-maturity bonds are listed as Marketable Securities under Current Assets. Other securities are listed as Investment in Securities. As a result of the accounting change, Marketable Securities under Current Assets declined 572 million yen, while Investment in Securities rose the same amount.

(3) Financial Accounting Standard on foreign currency transactions

From this fiscal year, the Company adopted the Financial Accounting Standard on Foreign Currency Transactions ("Views on Revision of Accounting Standards for Foreign Currency Transactions, etc." issued by the Business Accounting Deliberation Council on October 22, 1999). The effect on the financial statements of this application is minor. In addition, Translation Adjustments, listed under Assets in the previous fiscal year, is now included in Shareholders' Equity and Minority Interests in accordance with the regulation for financial reporting of financial statements.

(Reference)

Amounts under one million yen are omitted.

6. PROPOSAL OF APPROPRIATIONS

Yen

Unappropriated retained earnings	**98,876,455,454**
Reversal of special reserve	**2,729,369**
Total	**98,879,184,823**
Cash dividends	**8,500,088,940** (\ 60.00 per share)
Directors' bonuses	**170,000,000**
Retained earnings carry-forward	**90,209,095,883**

Note: The Company paid 8,500,085,700 yen (60 yen per share) as interim dividend on December 8, 2000.

7. CONSOLIDATED BALANCE SHEET (As of March 31, 2001)

Yen in millions

Description	Amount	Description	Amount

Assets		Liabilities	
Current assets:	**958,245**	**Current liabilities:**	**224,753**
Cash & cash equivalents	824,937	Notes and trade accounts payable	84,244
Notes and trade accounts receivable	54,715	Accrued income taxes	65,074
Marketable securities	13,087	Reserve for bonuses	1,511
Inventories	22,560	Other current liabilities	73,922
Deferred income taxes	34,766		
Other current assets	13,848	**Non-current liabilities:**	**6,016**
Allowance for doubtful accounts	- 5,671		
		Non-current accounts payable	418
Fixed assets:	**110,322**	Reserve for employee retirement and severance benefits	4,017
Property, plant & equipment:	**(64,815)**	Reserve for directors retirement and severance benefits	1,581
Buildings & structures	25,936		
Machinery, equipment & automobiles	1,280		
Furniture & fixtures	2,957	**Total liabilities**	**230,769**
Land	34,612		
Construction in progress	29	**Minority interests**	**2,846**
Intangible assets:	**(478)**		
		Shareholders' equity	
Investments & other assets:	**(45,028)**		
Investments in securities	28,471	**Capital stock**	**10,065**
Deferred income taxes	14,640	**Additional paid-in capital**	**11,584**
Other assets	2,008	**Retained earnings**	**815,457**
Allowance for doubtful accounts	- 92	**Unrealized gains on other securities**	**2,438**
		Translation adjustments	**- 4,577**
			834,968
		Treasury stock, at cost	**- 16**
		Total shareholders' equity	**834,951**
Total	**1,068,568**	**Total**	**1,068,568**

8. CONSOLIDATED STATEMENT OF INCOME (Year ended March 31, 2001)

Yen in millions

Description	Amount
Net sales	462,502
Cost of sales	278,462

Gross margin	**184,040**
Selling, general & administrative expenses	99,342
Operating income	**84,697**
Other income	109,069
Interest & dividend income	39,245
Other	69,824
Other expenses	1,520
Sales discount	306
Equity in losses of non-consolidated subsidiary & affiliates	731
Other	482
Income before income taxes and extraordinary items	**192,247**
Extraordinary income	470
Extraordinary losses	24,066
Income before income taxes	**168,651**
Provision for income taxes and enterprise tax	93,710
Income taxes deferred	-21,358
Minority interests	- 303
Net income	**96,603**
Retained earnings – beginning	735,850
Increase of retained earnings	174
Decrease of retained earnings	17,170
Retained earnings - ending	**815,457**

9. SUMMARY OF CONSOLIDATED STATEMENTS OF CASH FLOWS (Year ended March 31, 2001)

Yen in millions

Description	Amount
Cash flows from operating activities	122,234
Cash flows from investing activities	12,776
Cash flows from financing activities	- 16,451
Effect of exchange rate changes on cash and cash equivalents	73,369
Cash and cash equivalents – Beginning	594,062
Cash and cash equivalents – Ending	785,992

10. BOARD OF DIRECTORS & AUDITORS (As of March 31, 2001)

Position	Name	Major responsibility

President (Representative Director)	Hiroshi Yamauchi	
Executive Vice President (Representative Director)	Atsushi Asada	
Managing Directors (Representative Director)	Akio Tsuji	General Manager, General Affairs Division
	Yoshihiro Mori	General Manager, Corporate Analysis & Administration Division
Directors	Hiroshi Imanishi	General Manager, Public Relations Division
	Kimio Mariko	General Manager, Legal Department
	Masaharu Matsumoto	General Manager, Finance & Information Systems Division
	Shinji Hatano	General Manager, Licensing Division
	Nobuo Nagai	General Manager, Manufacturing Division
	Genyo Takeda	General Manager, Integrated Research & Development Division
	Shigeru Miyamoto	General Manager, Entertainment Analysis & Development Division
	Satoru Iwata	General Manager, Management Planning Division
Auditor	Takayasu Kojima	
	Kimiyoshi Fukui	
	Minoru Inaba	
	Seinosuke Kono	Certified Public Accountant

Notes: 1. Auditors, Minoru Inaba and Seinosuke Kono are appointed from outside the company.

2. Five new Directors (who are Atsushi Asada, Nobuo Nagai, Genyo Takeda, Shigeru Miyamoto and Satoru Iwata) and a new auditor, Kimiyoshi Fukui were elected as of the 60th Annual General Shareholder's Meeting held on June 29th, 2000.

3. The following director and auditor retired as of the closing of the 60th Annual General Shareholder's Meeting held on June 29th, 2000. Within the parentheses, shows the major responsibility at the time of retirement.

Managing Director	Katsunori Tanimoto (General Manager, Manufacturing Division)
Director	Hiroyuki Fukuda (General Manager, Marketing Division)
Director	Yasuhiro Onishi (General Manager, Personnel Division)
Director	Minoru Arakawa (President, Nintendo of America Inc.)
Director	Howard Lincoln (Director, Nintendo of America Inc.)
Auditor	Yoshiaki Kondo

4. At the Board of Directors Meeting on June 29, 2000, Director Atsushi Asada was appointed as Director, Executive Vice President and Director Yoshihiro Mori as Managing Director. Directors Atsushi Asada, Akio Tsuji and Yoshihiro Mori were appointed as Representative Directors.

5. During the fiscal year ended in March 2001, the following changes were made as of June 29, 2000.

Managing Director	Yoshihiro Mori (appointed as General Manager, Corporate Analysis & Administration Division, formerly General Manager, Accounting Division)
Director	Kimio Mariko (appointed as General Manager, Legal Department, formerly General Manager, General Affairs Department)

11. INDEPENDENT AUDITORS

ChuoAoyama Audit Corporation

OFFICES & FACILITIES

Corporate Headquarters:	11-1, Kamitoba hokotate-cho, Minami-ku, Kyoto 601-8501, Japan Phone: (075) 662-9600
Uji Plant:	92-15 Enba, Makishima-cho, Uji-city, Kyoto 611-0041, Japan Phone: (0774) 21-3191
Uji Ogura Plant:	56 Kaguraden, Ogura-cho, Uji-city, Kyoto 611-0042, Japan Phone: (0774) 23-7838
Uji Okubo Plant:	54-1 Tahara, Okubo-cho, Uji-city, Kyoto 611-0033, Japan Phone: (0774) 45-3030
Tokyo Branch Office:	5-21-5 Asakusabashi, Taito-ku, Tokyo 111-0053, Japan Phone: (03) 5820-2251
Osaka Branch Office:	1-13-9, Honjohigashi, Kita-ku, Osaka 531-0074, Japan Phone: (06) 6376-5950
Nagoya Sales Office:	2-18-9, Habashita, Nishi-ku, Nagoya 451-0041, Japan Phone: (052) 571-2510
Okayama Sales Office:	4-4-11, Hokan-cho, Okayama 700-0026, Japan Phone: (086) 252-1821
Sapporo Sales Office:	18-2 Nishi, Kitakujo, Chuo-ku, Sapporo 060-0009, Japan Phone: (011) 621-0513

INFORMATION TO SHAREHOLDERS

Fiscal year-end:	March 31
General Meeting of Shareholders:	Annual General Meeting: To be held every year in June Extraordinary General Meeting: To be held in case of necessity
Record date/ Year-end dividend:	March 31
Record date/ Interim dividend:	September 30
Stock trading unit:	100 shares
Transfer agent:	The Chuo Trust & Banking Co., Ltd. 1-7-1, Kyobashi, Chuo-ku, Tokyo
Transfer office:	Shoken Daikobu of The Chuo Trust & Banking Co., Ltd. Osaka Branch 2-2-21, Kitahama, Chuo-ku, Osaka 541-0041 Phone: 06-6202-7361
Acceptance of transfer request:	All the domestic head office and branch offices of the Chuo Trust & Banking Co., Ltd. All the domestic branch offices and representative offices of Japan Securities Agent, Ltd.
Notice to the public:	Financial information for the Company's activity is published annually in the Nihon Keizai Shimbun.

(Summary Translation)

June 8, 2001

03 JUL 28 AM 7:21

To our shareholders

Nintendo Co., Ltd.
Hiroshi Yamauchi
President

Notice of General Meeting of Shareholders for Fiscal Year Ended March 31, 2001

Our shareholders' meeting is held as follows:

If you are not able to attend the meeting, please forward the proxy statement by indicating your vote for or against the items listed under the Resolutions.

1. Date: Thursday, June 28, 2001 10:00 am

2. Place: Nintendo Co., Ltd.
11-1, Kamitoba Hokotate-cho,
Minami-ku, Kyoto

3. Agenda: Reporting: (4/1/2000 – 3/31/2001)
Annual Business Report
Balance Sheet
Income Statement

Resolutions:
1) Proposal of appropriations of profits
2) Partial amendment of Article of Incorporation
3) Election of 13 Directors
4) Election of two Auditors
5) Retirement bonuses to retired director and auditors

Note: Attached reports to this Notice were more or less identical to Annual Business Report for the same year. For the details of proposals for resolutions, please see Section 3. ADMINISTRATIVE INFORMATION (1) Annual Shareholder's Meeting at pages 7 & 8 of Annual Business Report for fiscal year ended March 31, 2002.

(Summary Translation)

June 28, 2001

To our shareholders

Nintendo Co., Ltd.
Hiroshi Yamauchi
President

Notice of Resolutions of General Meeting of Shareholders

This notice is to report the resolution of the General Meeting of Shareholders held today. After reporting of the Annual Business Report, balance sheet and income statement, all of the proposals in each of the resolutions were approved. For the details of reporting please refer to Annual Business Report for the year ended March 31, 2001. As for proposals, please refer to Section 3. ADMINISTRATIVE INFORMATION (1) Annual Shareholder's Meeting at pages 7 & 8 of Annual Business Report for fiscal year ended March 31, 2002.

(Summary Translation)

April 1, 2003 03 JUL 28 AM 7:21

To whom it may concern

Nintendo Co., Ltd.
Satoru Iwata
President

Notice of acquisition of its own shares by the Company

Please be advised that the acquisition of treasury stocks was done in accordance with the applicable Commercial Code Article.

1. Acquisition term: March 12, 2003 through March 18, 2003
2. Number of shares acquired: 305,600 shares
3. Acquisition amount: 2,724,325,000 yen
4. Acquisition method: acquired in the Osaka Stock Exchange market

Note:

1. Authorization given at the Shareholders' Meeting on June 27, 2002
   - Type of shares to be acquired: own common stocks
   - Number of total shares to be acquired: 14 million shares (maximum)
   - Total amount for the share acquisitions: 250 billion yen (maximum)

2. Cumulative shares since Shareholders' Meeting (June 27, 2002) through March 31, 2003

   Number of shares acquired: 7,305,600 shares
   Total acquisition amount: 81,087,256,000 yen

(Summary Translation)

May 22, 2003

Nintendo Co., Ltd.

Notice of Authorization for Acquisition of Its Own Shares by the Company

Please be advised that at a Board of Directors Meeting on May 22, 2003, it was determined that, with respect to the share acquisition of our company of its own in accordance with the applicable Commercial Code Article, granting the authorization right to the Board of Directors will be requested for approval at the Shareholders' Meeting for the fiscal year ended March 31, 2003, to be held on June 27, 2003.

1. Background

Maintaining the allowance to buy back its own shares is to flexibly adjust to the change of the management environment. This subject will be in the agenda for approval at the Shareholders' Meeting, making the Board of Directors authorize the buy-back of the shares.

2. Relevant information
   1) Type of shares to be acquired: own common stocks
   2) Number of total shares to be acquired: 14 million shares (maximum)
      (Percentage to total shares outstanding: 9.88%)
   3) Total amount for the share acquisitions: 110 billion yen (maximum)

3. Shares bought back will be kept as treasury stocks.

Note:
1. Authorization given at the Shareholders' Meeting on June 27, 2002
   - Number of total shares to be acquired: 14 million shares (maximum)
   - Total amount for the share acquisitions: 250 billion yen (maximum)

2. Cumulative shares since Shareholders' Meeting (June 27, 2002) through April 30, 2003

Number of shares acquired:	7,305,600 shares
Total acquisition amount:	81,087,256,000 yen

(Summary Translation)

June 2, 2003

03 JUL 28 AM 7:21

To whom it may concern

Nintendo Co., Ltd.
Satoru Iwata
President

Notice of acquisition of its own shares by the Company

Please be advised that the acquisition of treasury stocks was done in accordance with the applicable Commercial Code Article.

1. Acquisition term: May 20, 2003 through May 28, 2003
2. Number of shares acquired: 645,200 shares
3. Acquisition amount: 5,329,985,000 yen
4. Acquisition method: acquired in the Osaka Stock Exchange market

Note:

1. Authorization given at the Shareholders' Meeting on June 27, 2002
   - Type of shares to be acquired: own common stocks
   - Number of total shares to be acquired: 14 million shares (maximum)
   - Total amount for the share acquisitions: 250 billion yen (maximum)

2. Cumulative shares since Shareholders' Meeting (June 27, 2002) through May 31, 2003

Number of shares acquired:	7,950,800 shares
Total acquisition amount:	86,417,241,000 yen

(Summary Translation)

May 21, 2003

NEWS RELEASE

Nintendo Co., Ltd.

Launching "Enjoy Plus Pack" with Nintendo GameCube and Game Boy Player Combined

Nintendo Co., Ltd. will launch "Enjoy Plus Pack", which combines Nintendo GameCube with Game Boy Player, on June 21, 2003 at suggested retail price of 19,800 yen (tax not included).

The combination realizes connectivity for new game play style and allows players to enjoy more than 1,600 Game Boy games on the home TV screen, along with the full library of more than 110 Nintendo GameCube titles.

There will be four color selections. Game Boy Player will continue to be sold as a single product as well.

(Summary Translation)

June 26, 2003

To whom it may concern

Nintendo Co., Ltd.
Satoru Iwata
President

Notice of End of Acquisition of Its Own Shares by the Company

Please be advised that with respect to the acquisition of treasury stocks, which was done in accordance with the applicable Commercial Code Article and the authorization given at the Shareholders' Meeting for the fiscal year ended March 31, 2003, to be held on June 27, 2003, the term of the authorization period ended. Actual acquisition was as follows:

1. Acquisition term: June 28, 2002 through June 23, 2003
2. Number of shares acquired: 7,950,800 shares
3. Acquisition amount: 86,417,241,000 yen
4. Acquisition method: acquired in the Osaka Stock Exchange market

Note:
Authorization given at the Shareholders' Meeting on June 27, 2002

- Type of shares to be acquired: own common stocks
- Number of total shares to be acquired: 14 million shares (maximum)
- Total amount for the share acquisitions: 250 billion yen (maximum)

03 JUL 28 AM 7:21

ANNEX B. Section C. 3. List of Other Notices

a. Other Notices during fiscal year ended March 31, 2003 (4/1/02 – 3/31/03)

1. Pricing revision of GameCube in Europe (April 22, 2002)

2. Notice of Acquisition of Retro Studios, Inc. Shares (May 2, 2002)

3. Pricing revision of Nintendo GameCube (May 21, 2002)

4. Change of Representative directors (May 24, 2002)

5. Notice of Authorization of Acquisition of Its Own Shares by the Company (May 30, 2002)

6. Notice of subsidiary reshuffle (September 24, 2002)

7. Modification on the Forecast of the Operation for the Fiscal Year Ended March 31, 2003 (October 1, 2002)

8. Monthly report as to acquisition of its own shares by the Company (November 15, 2002)

9. Notice of acquisition of its own shares by the Company (December 2, 2002)

10. Notice of acquisition of its own shares by the Company (January 6, 2003)

11. Game Boy Advance SP, which goes on sale on February 14, 2003, with flip, front light screen and rechargeable battery (January 7, 2003)

12. Notice of acquisition of its own shares by the Company (February 3, 2003)

13. Notice of acquisition of its own shares by the Company (March 3, 2003)

ANNEX B. Section C. 3.

b. Other Notices during fiscal year ended March 31, 2002 (4/1/01 – 3/31/02)

1. Modification on the Forecast of the Operation for the Fiscal Year Ended March 31, 2001 (April 18, 2001)

2. Cancellation of treasury stocks (April 18, 2001)

3. Major shareholder change (November 27, 2001)

4. Major shareholder change (November 28, 2001)

5. Subsidiary dissolution (November 30, 2001)

6. Subsidiary personnel reshuffle (January 8, 2002)

(Summary Translation)

April 22, 2002

NEWS RELEASE

Nintendo Co., Ltd.

Pricing revision of Nintendo GameCube in Europe

Nintendo Co., Ltd. determined to set suggested retail price of Nintendo GameCube, which is scheduled to be launched on May 3, 2002 in Europe, at 199 euros in European local market.

It was previously announced (on January 28, 2002) that there would be no suggested retail price for the product to be sold in Europe and the market price was expected to be around 250 euros.

In terms the product launch schedule, there is no change other than the pricing from the announcement on January 28, 2002.

Launch date: May 3, 2002 (European local time)
Suggested retail price: 199 euros (including VAT)
Initial shipment volume: around 500,000 sets

(Summary Translation)

May 2, 2002

To whom it may concern

Nintendo Co., Ltd.
Hiroshi Yamauchi
President

Notice of Acquisition of Retro Studios, Inc. Shares

Please be advised that Nintendo Co., Ltd. increased its shares of our affiliated company Retro Studios, Inc. ("Retro") by acquiring them and thus made Retro being a subsidiary.

1. Background

The additional share acquisition was made to further strengthen the software development.

2. The subsidiary profile
   - Company name: Retro Studios, Inc.
   - Representative: Stephen Frank Barcia
   - Address: Austin, Texas, U.S.A.
   - Date of Incorporation: October 1, 1998
   - Main Business: Software development
   - Fiscal Year-end: December 31
   - No. of employees: 43
   - Capital: US$10,001,500
   - Shares outstanding: 70,000,000 shares
   - Ownership: Nintendo Co., Ltd. 100%*

   - Recent financial results (million Japanese yen)

	FY 12/2000	FY 12/2001
Sales	889	377
Recurring profit	(140)	(711)
Net income	(140)	(711)
Total assets	1,153	373

3. Shares Purchasing from: Jeffrey Spangenberg, former representative of Retro

4. No. of shares, prices etc.
   No. of shares owned before this change: 15,000,000 (21.4% ownership)
   No. of shares acquired: 55,000,000 (Cost: US$1 million)
   No. of shares owned after this change: 70,000,000 (100% ownership)

4. Acquisition date of the shares: May 2, 2002

5. Future course:
   Impact to our consolidated and non-consolidated business would be minimal.

Note: *30,000,000 share of stock option is available. If the option is exercised, the ownership percentage may go down.

(Summary Translation)

May 21, 2002

NEWS RELEASE

Nintendo Co., Ltd.

Pricing revision of Nintendo GameCube

Nintendo Co., Ltd. determined to revise the pricing of Nintendo GameCube as follows:

[Japan]
Manufacturer's suggested retail price: 19,800 yen (tax not included)
Effective date of change: June 3, 2002
Previous price: 25,000 yen (tax not included)

In addition, Nintendo of America Inc. announced the following at 5:00 pm Japan time yesterday:

[US]
Manufacturer's suggested retail price: 149.95 dollars
Effective date of change: May 21, 2002
Previous price: 199.95 dollars

(Summary Translation)

May 24, 2002

To whom it may concern

Nintendo Co., Ltd.

Change of Representative Directors

At the Board of Directors Meeting on May 30 ,2002, the following changes will be made with respect to Representative Directors.

1. Background

Due to the retirement of President Hiroshi Yamauchi

2. Changes

1) Appointment of Representative Directors
Chairman: Atsushi Asada
President: Satoru Iwata
Sr. Managing Directors: Yoshihiro Mori, Shinji Hatano, Genyo Takeda, Shigeru Miyamoto

2) Retirement of Representative Directors
Hiroshi Yamauchi, Akio Tsuji

3. Effective date: May 31, 2002 (scheduled date)

(Summary Translation)

May 30, 2002

To whom it may concern

Nintendo Co., Ltd.
Hiroshi Yamauchi
President

Notice of Authorization of Acquisition of Its Own Shares by the Company

Please be advised that at a Board of Directors Meeting on May 30, 2002, it was determined that, with respect to the share acquisition of our company of its own in accordance with the applicable Commercial Code Article, the authorization will be obtained at the Shareholders' Meeting for the fiscal year ended March 31, 2002, to be held on June 27, 2002.

1. Background

Revision of the applicable law prohibited the company to acquire or cancel the treasury stocks on a flexible basis based on the resolution of the Board of Directors Meeting. To maintain some allowance to acquire our own shares and with some other reason, the subject will be placed for the Shareholders' Meeting to allow Board of Directors Meeting to authorize the transactions.

2. Relevant information
   1) Type of shares to be acquired: own common stocks
   2) Number of total shares to be acquired: 14 million shares (maximum)
      (Percentage to total shares outstanding: 9.88%)
   3) Total amount for the share acquisitions: 250 billion yen (maximum)

(Summary Translation)

September 24, 2002

03 JUL 28 AM 7:21

To whom it may concern

Nintendo Co., Ltd.
Satoru Iwata
President

Notice of Subsidiary Reshuffle

Please be advised that consolidated subsidiaries of Rare Limited, Rare Inc. and Rare Toys & Games, Inc. be out of consolidated companies of our group as our subsidiary "Rare Acquisition Inc. ("RAI") sold all of its shares of Rare Limited and Rareware Limited ("RWL").

1. Reason of the stock sale

To discontinue investment tie-up with Rare Limited

2. Profile of reshuffled subsidiaries

(1) Rare Limited
Representative: Christopher Stamper
Location: England
Date of incorporation: April 16, 1985
Main business: software development
Fiscal year-end: December 31
Number of employees: 193
Amount of capital: £14,767,000.00
Percentage of ownership: 37.8% (by RAI: 37.8%, by RWL: 52.0%)
Note: RAI' ownership percentage of RWL: 21.5%. Thus, total ownership percentage of Nintendo Co., Ltd.: 49.0%.

(2) Rare Inc.
Representative: Joel Hochberg
Location: Florida, USA
Date of incorporation: July 25, 1997
Main business: Control of Rare Limited
Fiscal year-end: December 31
Number of employees: 7
Amount of capital: US$1.00
Total shares outstanding: 100 shares
Percentage of ownership: 100.0% (by Rare Limited: 100.0%)

(3) Rare Toys & Games, Inc.
Representative: Joel Hochberg
Location: Florida, USA
Date of incorporation: April 25, 1995
Main business: Development of board games
Fiscal year-end: December 31
Number of employees: 0
Amount of capital: US$1,000.00

Total shares outstanding: 1,000 shares
Percentage of ownership: 66.7% (by Rare Inc.: 66.7%)

3. Party to which the stocks are sold

Name: Microsoft Corporation
Representative: Steven A. Ballmer
Location: Washington, USA

4. Date of stock sales

September 21, 2002

5. For the future

Impact to our business would be minimal.

Nintendo Co., Ltd.
Yoshihiro Mori
Sr. Managing Director & GM
Corporate Analysis & Administration Division

03 JUL 28 AM 7:21

Notice of Financial Forecast Modifications

In light of the most recent situations of our operations, we modify the financial forecast that we made on May 30, 2002 as follows:

1. Modifications of non-consolidated semi-annual financial forecast (April 1-September 30, 2

(Unit: millions of yen unless specified)

	Sales	Recurring Profit	Net Profit
Previous Forecast (A) (Announced on May 30, 2002)	220,000	20,000	11,000
Modified Forecast (B)	220,000	20,000	17,000
Net Increase/Decrease (B-A)	—	—	6,000
Percentage of Increase/Decrease (%)	—	—	54.5
Actual Result of the Six Months ended in September 2001	182,723	41,409	30,355

2. Modifications of consolidated semi-annual financial forecast (April 1-September 30, 2002)

(Unit: millions of yen unless specified)

	Sales	Recurring Profit	Net Profit
Previous Forecast (A) (Announced on May 30, 2002)	210,000	30,000	18,000
Modified Forecast (B)	205,000	7,000	18,000
Net Increase/Decrease (B-A)	(5,000)	(23,000)	—
Percentage of Increase/Decrease (%)	-2.4	-76.7	—
Actual Result of the Six Months ended in September 2001	225,722	51,557	34,349

3. Modifications of non-consolidated annual financial forecast (April 1, 2002-March 31, 2003)

(Unit: millions of yen unless specified)

	Sales	Recurring Profit	Net Profit
Previous Forecast (A) (Announced on May 30, 2002)	540,000	100,000	58,000
Modified Forecast (B)	490,000	100,000	60,000
Net Increase/Decrease (B-A)	(50,000)	—	2,000
Percentage of Increase/Decrease (%)	-9.3	—	3.4
Actual Result for the Fiscal Year Ended in March 2002	447,101	144,788	80,323

4. Modifications of consolidated annual financial forecast (April 1,2002-March 31, 2003)

(Unit: millions of yen unless specified)

	Sales	Recurring Profit	Net Profit
Previous Forecast (A) (Announced on May 30, 2002)	640,000	150,000	90,000
Modified Forecast (B)	600,000	110,000	80,000
Net Increase/Decrease (B-A)	(40,000)	(40,000)	(10,000)
Percentage of Increase/Decrease (%)	-6.3	-26.7	-11.1
Actual Result for the Fiscal Year Ended in March 2002	554,886	186,618	106,444

5. Reason

For semi-annual year

For non-consolidated numbers, due to the increase of dividends from affiliated companies, expected to increase. For consolidated numbers, due to the increase of foreign exchange l further yen appreciation, recurring profit is expected to be below forecast, however, net to remain unchanged due to the gain of stock sales of affiliated companies.

For full fiscal year

Following the modifications of semi-annual year forecast, full fiscal year forecast was c

(Summary Translation)

November 15, 2002

To Kanto Finance Bureau

Nintendo Co., Ltd.
Satoru Iwata
President

Monthly report of buying back its own shares

Authorization given at the Shareholders' Meeting on June 27, 2002

- Number of total shares to be acquired: 14 million shares (maximum)
- Total amount for the share acquisitions: 250 billion yen (maximum)

Actual Acquisitions:
Acquisition term: October 2, 2002 through October 31, 2002
Number of shares acquired: 2,204,400 shares
Acquisition amount: 25,885,627,000 yen

Total number of shares outstanding:	141,669,000 shares
Number of treasury stocks owned:	2,204,400 shares

(Summary Translation)

December 2, 2002

To whom it may concern

Nintendo Co., Ltd.
Satoru Iwata
President

Notice of acquisition of its own shares by the Company

Please be advised that the acquisition of treasury stocks was done in accordance with the applicable Commercial Code Article.

1. Acquisition term: November 1, 2002 through November 22, 2002
2. Number of shares acquired: 1,381,200 shares
3. Acquisition amount: 15,747,686,000 yen
4. Acquisition method: acquired in the Osaka Stock Exchange market

Note:

1. Authorization given at the Shareholders' Meeting on June 27, 2002
   - Type of shares to be acquired: own common stocks
   - Number of total shares to be acquired: 14 million shares (maximum)
   - Total amount for the share acquisitions: 250 billion yen (maximum)

2. Cumulative shares since Shareholders' Meeting (June 27, 2002) through November 30, 2002

   Number of shares acquired: 3,585,600 shares
   Total acquisition amount: 41,633,313,000 yen

(Summary Translation)

January 6, 2003

To whom it may concern

Nintendo Co., Ltd.
Satoru Iwata
President

Notice of acquisition of its own shares by the Company

Please be advised that the acquisition of treasury stocks was done in accordance with the applicable Commercial Code Article.

1. Acquisition term: December 13, 2002 through December 30, 2002
2. Number of shares acquired: 1,069,300 shares
3. Acquisition amount: 12,416,154,000 yen
4. Acquisition method: acquired in the Osaka Stock Exchange market

Note:
1. Authorization given at the Shareholders' Meeting on June 27, 2002
   - Type of shares to be acquired: own common stocks
   - Number of total shares to be acquired: 14 million shares (maximum)
   - Total amount for the share acquisitions: 250 billion yen (maximum)

2. Cumulative shares since Shareholders' Meeting (June 27, 2002) through December 31, 2002

Number of shares acquired:	4,654,900 shares
Total acquisition amount:	54,049,467,000 yen

(Summary Translation)

January 7, 2003

NEWS RELEASE

Nintendo Co., Ltd.

Game Boy Advance SP to go on sale on February 14

Nintendo Co., Ltd. launches new high-grade handheld system "Game Boy Advance SP" on February 14, 2003 at manufacturer's suggested retail price of 12,500 yen (tax not included). This Game Boy Advance SP has unique features that are not in original Game Boy Advance (at 8,800 yen retail price).

Size (closed)	: Approximate 3.3" height, 3.23" width, 0.96" depth
Screen	: 2.9" (diagonal) reflective TFT color LCD
Light source	: Front light integrated with LCD
Resolution	: 240 x 160 pixels
Color	: 32,000 colors
Weight	: Approximately 5 ounces
Power supply	: Rechargeable lithium-ion battery
Battery life	: 10 hours continuous play with light on : 18 hours continuous play with light off : 3 hours recharging
Software	: Compatible with most of Game Boy and Game Boy Color games

Other than the installment of front light, rechargeable battery and flip screen design, the functions are the same as existing Game Boy Advance.

(Summary Translation)

February 3, 2003

To whom it may concern

Nintendo Co., Ltd.
Satoru Iwata
President

Notice of acquisition of its own shares by the Company

Please be advised that the acquisition of treasury stocks was done in accordance with the applicable Commercial Code Article.

1. Acquisition term: January 6, 2003 through January 31, 2003
2. Number of shares acquired: 1,303,200 shares
3. Acquisition amount: 13,946,813,000 yen
4. Acquisition method: acquired in the Osaka Stock Exchange market

Note:
1. Authorization at the Shareholders' Meeting on June 27, 2002
   - Type of shares to be acquired: own common stocks
   - Number of total shares to be acquired: 14 million shares (maximum)
   - Total amount for the share acquisitions: 250 billion yen (maximum)

2. Cumulative shares since Shareholders' Meeting (June 27, 2002) through January 31, 2003

Number of shares acquired:	5,958,100 shares
Total acquisition amount:	67,996,280,000 yen

(Summary Translation)

March 3, 2003

To whom it may concern

Nintendo Co., Ltd.
Satoru Iwata
President

Notice of acquisition of its own shares by the Company

Please be advised that the acquisition of treasury stocks was done in accordance with the applicable Commercial Code Article.

1. Acquisition term: February 3, 2003 through February 24, 2003
2. Number of shares acquired: 1,041,900 shares
3. Acquisition amount: 10,366,651,000 yen
4. Acquisition method: acquired in the Osaka Stock Exchange market

Note:

1. Authorization given at the Shareholders' Meeting on June 27, 2002
   - Type of shares to be acquired: own common stocks
   - Number of total shares to be acquired: 14 million shares (maximum)
   - Total amount for the share acquisitions: 250 billion yen (maximum)

2. Cumulative shares since Shareholders' Meeting (June 27, 2002) through February 28, 2003

Number of shares acquired:	7,000,000 shares
Total acquisition amount:	78,362,931,000 yen

Nintendo Co.,Ltd.
Yoshihiro Mori
Managing Director &
GM
Corporate Analysis &
Administration

....

Notice of Financial Forecast Modifications

In light of the most recent situations of our operations, we modify the financial forecast that we made on November 22, 2000 as follows :

1. Modifications of non-consolidated annual financial forecast (April 1,2000-March 31, 2001

(Unit: millions of yen unless specified)

	Sales	Recurring Profit	Net Profit
Previous Forecast(A) (Announced on Nov. 22, 2000)	370,000	107,000	57,000
Modified Forecast(B)	351,000	160,000	85,000
Net Increase/Decrease(B-A)	(19,000)	53,000	28,000
Percentage of Increase/Decrease (%)	-5.1	49.5	49.1
Actual Result for the Fiscal Year Ended in March 2000	414,053	75,478	49,115

2. Modifications of consolidated annual financial forecast (April 1,2000-March 31, 2001)

(Unit: millions of yen unless specified)

	Sales	Recurring Profit	Net Profit
Previous Forecast(A) (Announced on Nov. 22, 2000)	500,000	147,000	78,000
Modified Forecast(B)	462,500	190,000	95,000
Net Increase/Decrease(B-A)	(37,500)	43,000	17,000
Percentage of Increase/Decrease (%)	-7.5	29.3	21.8
Actual Result for the Fiscal Year Ended in March 2000	530,665	108,338	56,061

3. Reason of modifications

Due to the increase of exchange gain caused by yen depreciation, recurring profit and net profit are expected to increase to a large scale as compared with previous forecast.
In addition, due to the modifications of non-consolidated financial forecast, consolidated forecast is modified as well.

(Summary Translation)

April 18, 2001

To whom it may concern

Nintendo Co., Ltd.
Hiroshi Yamauchi
President

Cancellation etc. of Its Own Shares by the Company

Nintendo Co., Ltd. will propose to amend its articles of incorporation, at the Shareholders' Meeting to be held in late June this year, in order to flexibly acquire its treasury stocks for cancellation of its shares to be offset with its profit.

The proposed maximum number of shares cancelled for that purpose will be 14 million shares. Details will be determined at the Board of Directors Meeting after the Shareholders' Meeting and they will be disclosed.

It should be noted that the applicable law which regulates this transaction is now under consideration to be amended with regards to permitting the holding of its treasury stocks. Once the regulation is restructured, consideration is made on the introduction of the treasury stock acquisitions.

November 27, 2001

To whom it may concern

Nintendo Co., Ltd.
Hiroshi Yamauchi
President

Notice of Change of Major Shareholder and Largest Shareholder

Please be advised that there was a change of our major and largest shareholder effective on November 27, 2001.

1. Background

Effective on November 27, 2001, the major and largest shareholder Mr. Hiroshi Yamauchi reported that he sold his stocks of our company and the change occurred in the major and largest shareholder.

2. Relevant shareholder information

Name: Hiroshi Yamauchi
Address: Kyoto, Japan
Business, occupation etc.: President, Nintendo Co., Ltd.

3. Relevant number of shares information

Hiroshi Yamauchi	(1)	(2)	(3)
Before change (November 26, 2001)	15,362,602 shares	10.84%	No. 1
After change (November 27, 2001)	0 share	0.00%	-

(1): Number of shares owned
(2): Percentage to total shares outstanding
(3): Rank among major shareholders

4. Future course

Mr. Yamauchi informed that he purchases 14,170,000 shares (10% of total shares outstanding) of our company effective on November 28, 2001 and becomes a major shareholder and the largest shareholder of our company.

(Summary Translation)

November 28, 2001

To whom it may concern

Nintendo Co., Ltd.
Hiroshi Yamauchi
President

Notice of Change of Major Shareholder and Largest Shareholder

Please be advised that there was a change of our major and largest shareholder effective on November 28, 2001.

1. Background

Effective on November 28, 2001, Mr. Hiroshi Yamauchi reported that he purchased stocks of our company and the change occurred in the major and largest shareholder.

2. Relevant shareholder information

Name: Hiroshi Yamauchi
Address: Kyoto, Japan
Business, occupation etc.: President, Nintendo Co., Ltd.

3. Relevant number of shares information

Hiroshi Yamauchi	(1)	(2)	(3)
Before change (November 27, 2001)	0 share	0.00%	-
After change (November 28, 2001)	14,170,000 shares	10.00%	No. 1

(1): Number of shares owned
(2): Percentage to total shares outstanding
(3): Rank among major shareholders

4. Future course

Mr. Yamauchi, President of our company, will hold the shares as a stable shareholder for a long term.

(Summary Translation)

November 30, 2001

To whom it may concern

Nintendo Co., Ltd.
Hiroshi Yamauchi
President

Notice of Dissolution of a Subsidiary

Please be advised that a consolidated subsidiary "Nintendo Services Ltd." is dissolved.

1. Background

Nintendo Services Ltd. ("NSL") was an owner of some real property in United Kingdom and was leasing them. At the expiration of the leasing agreement, it sold the properties and achieved its business purpose.

2. Relevant said subsidiary information

Address: London, U.K.
Date of Incorporation: January 2, 1996
Capital: 1,235,100.00 British pounds
Shareholder: Nintendo Co., Ltd. 100%

3. Dissolution schedule

Liquidation process will start in December 2001.

4. Impact to our business

Impact to our consolidated and non-consolidated business would be minimal.

(Summary Translation)

January 8, 2002

To whom it may concern

Nintendo Co., Ltd.

Notice of Personnel Reshuffle of a Subsidiary

Please be advised that a following officer reshuffle was determined at one of our significant subsidiary Nintendo of America Inc.

Mr. Minoru Arakawa resigned from Director, Representative Director and President. Effective on January 7, 2002 (local time), Mr. Tatsumi Kimishima becomes Representative Director and President.

Perkins Coie

1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.583.8888
FAX: 206.583.8500
www.perkinscoie.com

03 NOV 24 AM 7:21

Yung Tan
PHONE: 206.359.6244
FAX: 206.359.7244
EMAIL: ytan@perkinscoie.com

November 21, 2003

By Federal Express

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Nintendo Co. Ltd.
Materials pursuant to Rule 12g3-2(b) Exemption
File Number 82-2544

Dear Ladies and Gentlemen:

We are furnishing the following documents on behalf of our client, Nintendo Co. Ltd., a corporation incorporated under the laws of Japan (the "Company") pursuant to Rule 12g3-2(b) of the Exchange Act.

Please find attached the following Company documents:

1) Report as to Acquisition of its own Shares by the Company dated November 4, 2003 (summary translation);

2) Brief Statement of Interim Financial Results and Forecast for Six-Month Period Ended September 30, 2002, Six-Month Period Ended September 30, 2003, and Annual Financial Results and Forecast for Fiscal Year Ended March 31, 2003;

3) Brief Statement of Annual Financial Results and Forecast for Fiscal Year Ended March 31, 2002;

6) Brief Statement of Interim Financial Results and Forecast for Six-Month Period Ended September 30, 2001;

7) Annual Report for 2001; and

8) News Release: Launch of Nintendo GameCube in Europe and pricing revision of Gameboy Advance (January 28, 2002)

In the event of any questions or requests for additional information please do not hesitate to contact the undersigned at (206) 359-6244 or Amy E. Weaver at (206) 359-3319.

Very truly yours,

Yung H. Tan

YHT:slw
Enclosures

(Summary Translation)

November 4, 2003

To Kanto Finance Bureau

Nintendo Co., Ltd.
Satoru Iwata
President

Report as to Acquisition of its own Shares by the Company

Authorization given at the Shareholders' Meeting on June 27, 2003

- Number of total shares to be acquired: 14 million shares (maximum)
- Total amount for the share acquisitions: 110 billion yen (maximum)

Actual Acquisitions:
Acquisition term: October 1, 2003 through October 31, 2003
Number of shares acquired: None
Acquisition amount: N/A

As of October 31, 2003:

Total number of shares outstanding:	141,669,000 shares
Number of treasury stocks owned:	7,950,800 shares

November 13, 2003

Nintendo Co., Ltd.
11-1 Kamitoba hokotate-cho,
Minami-ku, Kyoto 601-8501
Japan

CONSOLIDATED FINANCIAL STATEMENTS

Nintendo Co., Ltd. and Consolidated Subsidiaries

FINANCIAL HIGHLIGHTS

Six months ended September 30, 2002 and 2003, and year ended March 31, 2003

The amounts presented herein are rounded down under one million yen except as otherwise denominated.

Numbers in parentheses are negative.

Yen in Millions

	Sept. 30 2002	**Sept. 30 2003**	Mar. 31 2003
Net sales	208,002	**211,382**	504,135
Percentage change from previous half year	(7.8%)	1.6%	
Operating income	27,924	**28,771**	100,120
Percentage change from previous half year	(45.5%)	3.0%	
Income (loss) before income taxes and extraordinary items	8,416	**(5,849)**	95,040
Percentage change from previous half year	(83.7%)	-	
Net income (loss)	18,974	**(2,885)**	67,267
Percentage change from previous half year	(44.8%)	-	
Net income (loss) per share	¥133.95	**(¥21.57)**	¥482.15
Financial position			
Total assets (1)	1,161,847	**1,017,651**	1,085,519
Shareholders' equity (2)	934,675	**867,957**	890,369
Ratio of net worth to total assets (2) / (1)	80.4%	**85.3%**	82.0%
Shareholders' equity per share	¥6,598.18	**¥6,492.47**	¥6,626.74
Cash flows			
Cash flows from operating activities	(56,539)	**1,662**	(23,557)
Cash flows from investing activities	13,174	**(36,176)**	36,088
Cash flows from financing activities	(11,379)	**(14,719)**	(102,620)
Cash and cash equivalents - Ending	778,597	**660,091**	748,600

Scope of consolidation and equity method application

Consolidated subsidiaries	19
(of which, newly added ··· 0 excluded ··· 0)	
Non-consolidated subsidiary with equity method applied	1
Affiliates with equity method applied	7
(of which, newly added ··· 1 excluded ··· 1)	

COMPANY GROUP INFORMATION

Nintendo Co., Ltd. ("the Company") and its related companies, which are composed of the Company, twenty-one subsidiaries, and nine affiliates as of September 30, 2003, operate manufacturing and distribution of electronic entertainment products as a major business. Chart of business by the Company and its related companies are as follows.


Customers
Entertainment Products (Distribution)
(a) Nintendo of America Inc.
(a) Nintendo of Canada Ltd.
(a) Nintendo of Europe GmbH
(a) Nintendo France S.A.R.L.
(a) Nintendo Benelux B.V.
(a) Nintendo España, S.A.
(a) Nintendo Australia Pty. Ltd.
(a) Nintendo Phuten Co., Ltd.
(a) Nintendo Services USA, Inc.
(d) Pokémon USA, Inc.
(d) iQue Ltd.
(d) iQue (China) Ltd.
Entertainment Products & Others (Distribution)
(d) The Pokémon Company
Others
(c) Fukuei Co., Ltd.
(d) WARPSTAR, Inc.
Others
(a) NES Merchandising, Inc.
(a) NHR Inc.
(a) HFI Inc.
(a) SiRAS.com Inc.
Nintendo Co., Ltd.
Entertainment Products (R & D)
(a) Nintendo Technology Development Inc.
(a) Nintendo Software Technology Corporation
(a) Rare Acquisition Inc.
(a) Retro Studios, Inc.
(b) A/N Software Inc.
(d) Silicon Knights Inc.
(d) iKuni Inc.
(e) Midway/Nintendo Inc.
Entertainment Products (R & D)
(a) ND CUBE Co., Ltd.
(a) Brownie Brown Inc.
(e) Ape inc.
Distribution channel
Other channel

The number of companies

(a) Consolidated subsidiaries	19
(b) Non-consolidated subsidiary with equity method applied	1
(c) Non-consolidated subsidiary with equity method non-applied	1
(d) Affiliates with equity method applied	7
(e) Affiliates with equity method non-applied	2

MANAGEMENT POLICY

1.Basic management policy

Nintendo Co., Ltd. ("the Company") and its consolidated subsidiaries (together with the Company, "Nintendo") strive to create new and unique hardware systems and interactive video games, in both the home entertainment and handheld gaming environments while maintaining a robust business structure. Nintendo seeks to provide consumers with a "world of entertainment", which is both innovative and fun with creative elements they have never experienced.

2. Basic policy of profit distribution

It is the Company's basic policy to internally provide the capital necessary to fund future growth, including capital investments, and to maintain a strong and liquid financial position while taking into consideration the possibility of changes in the business environment and the threat of intensified competition. From our shareholders' perspective, it is our policy to keep the level of dividends stable for a long period of time.
Retained earnings are maintained for research of new technology and development of new products, capital investments, reinforcement of sales systems, and the possibility of a common stock buyback.

3. View and policy of stock trading unit reduction

To assist new investors and to make the Company's common stocks more widely available, the Company changed the number of stock trading units from 1,000 shares to 100 shares in 1991. A further reduction of stock trading units would require a significant amount of cost and will require in-depth consideration from cost-effectiveness and stock liquidity viewpoints.

4. Targeted management index

In the video game industry, it is essential to provide new and entertaining products consistently. Upon accomplishing this, the Company aims to improve its corporate value by sustaining robust growth and increasing profit.
Because the Company deals with entertainment products, which by nature hold many uncertainties in terms of development, and operates amid intense competition, flexible business decisions are made without being constrained by any specific management index.

5. Medium and long term management strategy and challenges

It has been twenty years since Nintendo's "Family Computer System" was first introduced in Japan. Today, it has become significantly more difficult than before to develop software that can satisfy demanding users around the world. Nintendo will go back to the basics by developing software which is easily accessible to anyone even without prior experience or knowledge and, at the same time, which includes profound game plays so that all players, regardless of their game skills, can play to their heart's content. To achieve that goal, Nintendo will (1) utilize the wide variety of franchise characters and excellence in development built up over the years, (2) create new concepts of game play based on the idea of connecting the home entertainment console and the handheld system, (3) strengthen the R&D framework by collaborating with third party developers, (4) seek out new talent through the Nintendo Game Seminar, (5) create more unique products that simply cannot be characterized as extensions of previous concepts, and (6) communicate directly with our customers through new methods such as "club.nintendo".

In addition, a new Chinese business model has been launched in order to increase future revenue.

6. Corporate governance

(1) Basic perspective on corporate governance

The Company must be governed continuously for the long term in a manner that will maximize corporate value, and at the same time, take into consideration not only the shareholders' best interests but also the interests of other entities such as customers, business partners, employees, local communities, and other stakeholders.

The Company will strive to establish and/or make enhancements to corporate ethics and the corporate governance system for higher transparency and soundness.

(2) Implemented measures

① The Board of Directors serves as a decision making body for important matters concerning management policies, the Management Committee serves as a body to perform operations, and the Board of Auditors serves as an auditing organization. Currently, thirteen directors and five auditors are in office.

The Company engages in a software driven software-hardware combined business that carries unique characteristics. The present system serves the Company more favorably in terms of business expansion.

② In order for the company to quickly respond to changes in the business environment, the term of duty for directors has been cut down from 2 years to 1 year as specified in the articles of incorporation, dated June, 2000. As of May, 2002, the Management Committee which is made up of six representative directors has been established, enabling swift decision making.

③ With regard to the Company, one independent outside auditor has been appointed during this period, making the total of independent outside auditors three. Their duty is to audit directors' duty performance. The Audit Office is established to assist and support audit operations.

④ In terms of internal auditing, an Internal Auditing Department is established directly under the president's jurisdiction. It validates the adequacy and effectiveness of the internal management framework of the Company's departments and its consolidated subsidiaries, advises or proposes measures to improve or correct any significant problems that may arise, from a fair and unbiased standpoint that is independent from the operating division. In addition, it adequately accesses the state of improvement as well as audit the outcome of results.

⑤ Significant legal issues and events concerning compliance are consulted with lawyers or other professionals in order to conduct necessary review. Furthermore, in addition to ordinary auditing, significant accounting issues are consulted and reviewed with accounting auditors when necessary.

⑥ As part of risk management, the Compliance Program, an action guideline is enacted, and the Compliance Committee, an all-hands on organization with the general manager of the General Affairs Division as chairperson, has been established. The Compliance Hotline system has been established for the purpose of detecting internal corruption at an early stage and taking necessary correctional action, and furthermore, nurturing a corporate culture in which internal corruption will not be tolerated. In order to increase consciousness of compliance, professionals in the field are invited from outside the company as lecturers to hold company seminars.

OPERATING RESULTS

1. Review of operations

During the six-month period ended September 30, 2003, the business environment in Japan showed some signs of recovery as corporate revenue increased and the stock market showed positive signs of an upturn. However, the economy did not reach the point of entering into an all out recovery phase due to the ongoing high unemployment rate and low consumer spending. In contrast, the U.S. economy began a steady recovery following the confrontation in Iraq. Strong consumer spending was supported by major tax cuts, low interest rates, and recovery of stock prices. In Europe, along with the appreciated Euro, record high temperatures throughout the continent had a negative impact on consumer sales causing the economic downward trend to continue.

During the six-month period, the handheld market expanded in both the hardware and software sectors. As for the console market, hardware sales started to decline as the market began to saturate. With respect to software sales, domestically, there was no sign of a halt to the shrinking software market. Sales in the overseas market increased, though cultural preferences concentrated sales only around sports games and movie-related software titles. Fewer games have the potential of offering new excitement that appeals to people all over the world regardless of culture, age, or sex. Furthermore, price competition has become intense around the globe, leaving the video game business environment in yet another crucial situation.

Under such circumstances, Nintendo has continued to introduce new gaming ideas under the theme "connectivity" by utilizing its home entertainment console NINTENDO GAMECUBE and handheld system GAME BOY ADVANCE, as well as developing software which is easily accessible to anyone around the world.

As a result, consolidated net sales for the six-month period ended September 30, 2003 were 211.3 billion yen, including overseas sales of 156.4 billion yen, which accounted for 74.0% of total sales. Loss before income taxes and extraordinary items was 5.8 billion yen resulting from 40.3 billion yen in foreign exchange loss. Net loss was 2.8 billion yen.

With respect to sales by business category, in the electronic entertainment products division, the GAME BOY software title "Pocket Monsters Ruby & Sapphire" which was released in Europe in July (previously released in the Japanese and the U.S. markets) showed strong sales since its launch. The game became a huge hit reaching cumulative worldwide sales of 10 million units. In Japan, "Made in Wario (Warioware Inc.)" enjoyed lasting success as it was well accepted by a wide range of users for its simplicity and instant fun. As a result, hardware sales expanded mainly around the high grade handheld system GAME BOY ADVANCE SP which was released worldwide during the previous period.

As for console related products, amid intense competition, GAME BOY PLAYER, which allows GAME BOY software to be played on the TV screen, was bundled with the NINTENDO GAMECUBE and distributed with no price change as a means to strengthen sales promotion. While some success was achieved during the summer, sales did not expand as anticipated, therefore, after late September, a worldwide reduction to a more appealing price point was initiated to promote sales.

Total net sales in the electronic entertainment products division were 210.3 billion yen, while sales in the other products division (playing cards, karuta, etc.) were 1.0 billion yen.

With respect to geographic segment information, sales in Japan were 173.2 billion yen including inter-segment sales of 115.2 billion yen. Operating income was 30.5 billion yen. Sales in the Americas were 101.8 billion yen including inter-segment sales of 0.9 billion yen. Operating income was 3.0 billion yen. Sales in Europe were 48.7 billion yen including inter-segment sales of 0.0 billion yen. Operating income was 1.0 billion yen.

During the six-month period ended September 30, 2003, the Company bought back 645,200 shares of treasury stocks worth 5.3 billion yen.

2. Annual Outlook

In the future, "who can acquire the most limited free time of the users" will not just be a matter within the video game industry, but will be a matter concerning other various forms of entertainment. Expansion of the market cannot be hoped for just by pursuing complexity and realistic representation in games.

Under such circumstances, Nintendo will strive to fulfill the expectations of existing users as well as open the door to new users with continuous effort in development and distribution of software which is easily accessible to anyone, based on the Company's medium and long term management strategy and challenges. In addition, "club.nintendo", an online member's club has been introduced in Japan in October. The aim is to more effectively communicate sales promotion activities directly to users.

FINANCIAL POSITION

Total assets decreased by 67.8 billion yen compared to the previous fiscal year-end due to a decrease in inventory and a decrease in deposits resulting from payment of income taxes and revaluation of foreign currencies. Total liabilities decreased by 45.4 billion yen compared to the previous fiscal year-end due to payment of income taxes and disbursements of notes payable and accounts payable. Shareholders' equity decreased by 22.4 billion yen compared to the previous fiscal year-end due to profit appropriation and buyback of treasury stocks.

The net increase (decrease) of Cash and cash equivalents (collectively, Cash) and the contributing factors during six-month ended September 30, 2003 are as follows:

Cash flows from operating activities:

Net Cash provided by operating activities was 1.6 billion yen (56.5 billion yen used in the previous semi-annual fiscal period). Since the effect of exchange rate changes on Cash was not included and increase factors such as the decrease in inventory exceeded decrease factors such as the decrease in note and trade accounts payable and payment of income taxes, the overall Cash amount was an increase.

Cash flows from investing activities:

Net Cash used in investing activities was 36.1 billion yen (13.1 billion yen provided by in the previous semi-annual fiscal period). Deposits made to time deposits were factors of the decrease.

Cash flows from financing activities:

Net Cash used in financing activities was 14.7 billion yen (11.3 billion yen in the previous semi-annual fiscal year). Dividend payout and buyback of treasury stocks caused the overall decrease.

	Year ended Mar., 2000	Year ended Mar., 2001	Year ended Mar., 2002	Year ended Mar., 2003	**Six-month period ended Sep., 2003**
Ratio of net worth to total assets	81.2	78.1	80.8	82.0	**85.3**
Ratio of total market value of stocks to total assets	274.0	271.9	240.8	118.8	**123.0**

[Notes] *Percentage figures are calculated on a consolidated basis.

*Total market value of stocks is calculated by multiplying closing price at the end of the period and number of outstanding stocks (excluding treasury stock) at the end of the period.

*Since there is no balance in interest-bearing debts, the period of debt redemption [ratio of interest-bearing debts to net cash provided by (used in) operating activities] is not listed above.

In addition, since the amount of interest payment is small, the interest coverage ratio [ratio of net cash provided by (used in) operating activities to interest payment] is not listed above.

CONSOLIDATED BALANCE SHEETS

As of September 30, 2002 and 2003, and March 31, 2003

Yen in Millions

	Sept. 30 2002	%	**Sept. 30 2003**	%	Mar. 31 2003	%
[Assets]						
Current assets:		%		%		%
Cash and deposits	797,969		**696,242**		748,650	
Notes and trade accounts receivable	69,798		**45,453**		49,085	
Marketable securities	12,839		**1,535**		8,266	
Inventories	100,021		**83,362**		104,524	
Deferred income taxes	34,265		**37,781**		31,158	
Other current assets	34,509		**34,844**		33,088	
Allowance for doubtful accounts	(5,907)		**(4,214)**		(5,463)	
	1,043,495	89.8	**895,005**	**87.9**	969,309	89.3
Fixed assets:						
Property, plant and equipment						
Buildings and structures	22,916		**21,200**		21,959	
Land	33,229		**32,616**		33,134	
Other property, plant and equipment	4,935		**3,853**		4,275	
	61,081	5.3	**57,670**	**5.7**	59,369	5.5
Intangible assets	207	0.0	**232**	**0.0**	225	0.0
Investments and other assets						
Investments in securities	39,109		**50,567**		38,551	
Deferred income taxes	12,502		**12,128**		14,712	
Other investments and other assets	5,526		**2,104**		3,407	
Allowance for doubtful accounts	(75)		**(56)**		(55)	
	57,062	4.9	**64,743**	**6.4**	56,616	5.2
	118,351	10.2	**122,646**	**12.1**	116,210	10.7
Total	1,161,847	100.0	**1,017,651**	**100.0**	1,085,519	100.0

As of September 30, 2002 and 2003, and March 31, 2003

Yen in Millions

	Sept. 30 2002	%	**Sept. 30 2003**	**%**	Mar. 31 2003	%
[Liabilities]						
Current liabilities:		%		%		%
Notes and trade accounts payable	137,195		**77,706**		96,475	
Accrued income taxes	13,681		**12,829**		38,913	
Reserve for bonuses	1,557		**1,601**		1,672	
Other current liabilities	68,119		**49,185**		48,988	
	220,553	19.0	**141,322**	**13.9**	186,050	17.2
Non-current liabilities:						
Non-current accounts payable	275		**125**		135	
Reserve for employee retirement and severance benefits	4,661		**6,434**		7,070	
Reserve for directors retirement and severance benefits	1,669		**1,638**		1,740	
	6,605	0.6	**8,197**	**0.8**	8,946	0.8
Total liabilities	227,159	19.6	**149,520**	**14.7**	194,996	18.0
[Minority interests]						
Minority interests	11	0.0	**174**	**0.0**	153	0.0
[Shareholders' equity]						
Common stock	10,065	0.8	**10,065**	**1.0**	10,065	0.9
Additional paid-in capital	11,584	1.0	**11,584**	**1.1**	11,584	1.1
Retained earnings	912,204	78.5	**937,803**	**92.2**	950,262	87.5
Unrealized gains on other securities	3,333	0.3	**5,458**	**0.5**	2,254	0.2
Translation adjustments	(2,267)	(0.2)	**(10,078)**	**(1.0)**	(2,275)	(0.2)
Treasury stock, at cost	(245)	(0.0)	**(86,875)**	**(8.5)**	(81,521)	(7.5)
Total shareholders' equity	934,675	80.4	**867,957**	**85.3**	890,369	82.0
Total	1,161,847	100.0	**1,017,651**	**100.0**	1,085,519	100.0

CONSOLIDATED STATEMENTS OF INCOME

Six months ended September 30, 2002 and 2003, and year ended March 31, 2003

Yen in Millions

	Sept. 30 2002	%	**Sept. 30 2003**	%	Mar. 31 2003	%
Net sales	208,002	100.0	**211,382**	**100.0**	504,135	100.0
Cost of sales	141,879	68.2	**135,722**	**64.2**	308,525	61.2
Gross margin	66,123	31.8	**75,659**	**35.8**	195,609	38.8
Selling general and administrative expenses	38,199	18.4	**46,888**	**22.2**	95,488	18.9
Operating income	27,924	13.4	**28,771**	**13.6**	100,120	19.9
Other income						
Interest income	8,756		**4,724**		15,942	
Other	1,221		**1,209**		2,340	
Total other income	9,977	4.8	**5,934**	**2.8**	18,283	3.6
Other expenses						
Sales discount	96		**182**		387	
Equity in losses of non-consolidated subsidiary and affiliates	223		**14**		77	
Foreign exchange loss	29,105		**40,303**		22,620	
Other	60		**54**		278	
Total other expenses	29,484	14.2	**40,555**	**19.2**	23,363	4.6
Income (loss) before income taxes and extraordinary items	8,416	4.0	**(5,849)**	**(2.8)**	95,040	18.9
Extraordinary income	19,248	9.3	**2,378**	**1.1**	19,218	3.8
Extraordinary loss	186	0.1	**68**	**0.0**	943	0.2
Income (loss) before income taxes and minority interests	27,478	13.2	**(3,539)**	**(1.7)**	113,315	22.5
Provision for income taxes and enterprise taxes	9,180	4.4	**6,549**	**3.1**	45,018	9.0
Income taxes deferred	(598)	(0.3)	**(7,224)**	**(3.4)**	954	0.2
Minority interests	(78)	(0.0)	**20**	**0.0**	74	0.0
Net income (loss)	18,974	9.1	**(2,885)**	**(1.4)**	67,267	13.3

CONSOLIDATED STATEMENTS OF SURPLUS

Six months ended September 30, 2002 and 2003, and year ended March 31, 2003

Yen in Millions

	Sept. 30 2002	**Sept. 30 2003**	Mar. 31 2003
(Additional paid-in capital)			
Additional paid-in capital - Beginning	11,584	**11,584**	11,584
Additional paid-in capital - Ending	11,584	**11,584**	11,584
(Retained earnings)			
Retained earnings - Beginning	904,732	**950,262**	904,732
Increase			
Net income	18,974	**-**	67,267
Total increase	18,974	**-**	67,267
Decrease			
Cash dividends	11,332	**9,403**	21,248
Directors' bonuses	170	**170**	170
Loss on disposal of treasury stock	-	**0**	-
Net loss	-	**2,885**	-
Decrease in retained earnings due to exclusion of affiliates with equity method applied	-	**-**	318
Total decrease	11,502	**12,459**	21,737
Retained earnings - Ending	912,204	**937,803**	950,262

CONSOLIDATED STATEMENTS OF CASH FLOWS

Six months ended September 30, 2002 and 2003, and year ended March 31, 2003

Yen in Millions

	Sept. 30 2002	**Sept. 30 2003**	Mar. 31 2003
I Cash flows from operating activities:			
Income (loss) before income taxes and minority interests	27,478	**(3,539)**	113,315
Depreciation and amortization	2,315	**1,612**	4,712
Increase (decrease) in allowance for doubtful accounts	282	**(925)**	105
Interest and dividends income	(8,958)	**(4,985)**	(16,352)
Interest expenses	1	**0**	1
Foreign exchange loss (gain)	27,782	**38,515**	20,225
Unrealized loss on investments in securities	143	**27**	864
Equity in losses of non-consolidated subsidiary and affiliates	223	**14**	77
Gain on sales of investments in affiliates	(19,177)	**-**	(19,082)
Decrease (increase) in notes and trade accounts receivable	(24,773)	**(35)**	(4,841)
Decrease (increase) in inventories	(56,566)	**17,627**	(58,671)
Increase (decrease) in notes and trade accounts payable	15,119	**(21,281)**	(15,445)
Increase (decrease) in consumption taxes payable	589	**(490)**	592
Directors' bonuses paid	(170)	**(170)**	(170)
Other, net	(4,805)	**1,348**	(28,854)
Sub-total	(40,514)	**27,718**	(3,520)
Interest and dividends received	8,838	**5,034**	16,500
Interest paid	(1)	**(0)**	(1)
Income taxes paid	(24,861)	**(31,090)**	(36,536)
Net cash provided by (used in) operating activities	(56,539)	**1,662**	(23,557)
II Cash flows from investing activities:			
Increase in time deposits	(27,588)	**(38,307)**	(161,848)
Decrease in time deposits	37,265	**-**	190,693
Payments for acquisition of marketable securities	(25,493)	**(2,927)**	(37,300)
Proceeds from sale of marketable securities	22,220	**9,432**	38,535
Payments for acquisition of property, plant and equipment	(1,545)	**(817)**	(2,138)
Proceeds from sale of property, plant and equipment	347	**1,469**	364
Payments for investments in securities	(17,000)	**(6,502)**	(17,527)
Proceeds from investments in securities	8,659	**13**	8,659
Sales of business entities	17,463	**1,052**	17,265
Other, net	(1,153)	**410**	(614)
Net cash provided by (used in) investing activities	13,174	**(36,176)**	36,088
III Cash flows from financing activities:			
Payments for acquisition of treasury stock	(50)	**(5,326)**	(81,387)
Cash dividends paid	(11,329)	**(9,396)**	(21,232)
Other, net	-	**2**	-
Net cash provided by (used in) financing activities	(11,379)	**(14,719)**	(102,620)
IV Effect of exchange rate changes on cash and cash equivalents	(29,774)	**(39,274)**	(24,206)
V Net increase (decrease) of cash and cash equivalents	(84,519)	**(88,508)**	(114,295)
VI Cash and cash equivalents - Beginning	863,116	**748,600**	863,116
VII Decrease in cash and cash equivalents due to change in scope of consolidation	-	**-**	(220)
VIII Cash and cash equivalents - Ending	778,597	**660,091**	748,600

BASIS OF CONSOLIDATED FINANCIAL STATEMENTS

1. Scope of consolidation

Consolidated subsidiaries	19	Nintendo of America Inc.	NES Merchandising, Inc.	NHR Inc.	HFI Inc.
		Nintendo of Canada Ltd.	Nintendo of Europe GmbH	Nintendo France S.A.R.L.	
		Nintendo España, S.A.	Nintendo Benelux B.V.	Nintendo Australia Pty. Ltd.	
		Rare Acquisition Inc.	Nintendo Phuten Co., Ltd.		
		Nintendo Technology Development Inc.	Nintendo Software Technology Corporation		
		SiRAS.com Inc.	Nintendo Services USA, Inc.	Retro Studios, Inc.	
		ND CUBE Co., Ltd.	Brownie Brown Inc.		
Non-consolidated subsidiaries	2	Fukuei Co., Ltd.	A/N Software Inc.		

Above two subsidiaries are both small in size and are excluded from consolidation as they do not have a significant impact on the consolidated financial statements in respect of combined assets, sales, net profit, and retained earnings.

2. Scope of equity method companies

Non-consolidated subsidiary with equity method applied	1	A/N Software Inc.		
Affiliates with equity method applied	7	The Pokémon Company	WARPSTAR, Inc.	Silicon Knights Inc.
		iKuni Inc.	Pokémon USA, Inc.	iQue Ltd.
		iQue (China) Ltd.		

iQue (China) Ltd. which was established during the previous fiscal year is included within the scope of equity method affiliates because it has begun operating as of this consolidated accounting period. Marigul Management Inc., because of liquidation, is excluded from the scope of equity method affiliates.

With respect to (equity method applied) companies with different six-month end from consolidated six-month end (i.e., September 30), their financial statements are used as they are.

3. Semi-annual consolidated accounting period

Although six-month periods of Nintendo Phuten Co., Ltd. and Retro Studios, Inc. end on June 30, which are different from consolidated six-month end, their financial statements through that period are used for consolidation as the variance of six-month end are within three months (so-called three month rule applied). Important transactions between their six-month end and September 30 are reconciled for consolidation.

4. Accounting policies

(1) A valuation basis and method of important assets

(A) Securities

Held-to-maturity bonds	Amortized cost method (by straight-line method)
Other securities	
Marketable other securities	Market price method, based on the market value at balance sheet date (Losses are charged to income, and unrealized gains, net of tax are charged to shareholders' equity.)
Non-marketable other securities	Cost, determined by the moving average method

(B) Derivatives

Market price method

(C) Inventories

Lower of cost, determined by the moving average method, or market

(2) Depreciation method for fixed assets

(A) Tangible assets

The Company and its domestic consolidated subsidiaries	Declining balance method (Some equipment are depreciated over economic useful lives.) Buildings (exclusive of structures) acquired on or after April 1,1998 are depreciated using the straight-line method.
Overseas consolidated subsidiaries	Straight-line method over the estimated useful lives of the assets Estimated useful lives of the principal assets: Buildings and structures: 3 to 60 years

(B) Intangible assets	Straight-line method As for software for the in-house use, straight-line method based on usable period (mainly five years) is applied.

(3) Allowance and reserve

(A) Allowance for doubtful accounts

The Company and its domestic consolidated subsidiaries are calculating the allowance for general accounts receivables with actual percentage of credit losses to provide against losses on bad debts, as well as calculating the allowance for each doubtful account with an estimated amount of probable bad debts. Overseas consolidated subsidiaries are calculating the allowance for each doubtful account with an estimated amount of probable bad debts.

(B) Reserve for bonuses

The Company is calculating the reserve for bonuses with estimated prorated amounts to be paid.

(C) Reserve for employee retirement and severance benefits

The Company and certain consolidated subsidiaries are calculating the reserve for employee retirement and severance benefits with actuarially calculated amounts at the end of the six month period, on the basis of the cost of retirement benefits and plan assets at the end of the fiscal year.

(D) Reserve for directors retirement and severance benefits

The Company is calculating the reserve for directors retirement and severance benefits with estimated amounts to be paid at the end of this six month period, based on the Company's internal rules.

(4) Translation basis of assets and/or liabilities denominated in foreign currencies

Receivables and/or payables denominated in foreign currencies are translated into Japanese yen by the spot exchange rates at the end of semi-annual fiscal year. Exchange gains or losses are charged to income. With respect to financial statements of overseas consolidated subsidiaries, balance sheets are translated into Japanese yen at exchange rates in effect at the balance sheet date for assets and liabilities. The average exchange rates for the semi-annual fiscal year are used for translation of revenue and expenses. The difference resulting from translation in this manner are shown as Minority Interests and Translation Adjustments in Shareholders' equity.

(5) Lease transactions

Finance leases that are deemed to transfer ownership of the leased assets to lessees are to be capitalized, while other finance leases are accounted for as operating lease transactions. Other finance leases are disclosed in the notes to Lease transactions information.

(6) Consumption tax

The consumption tax and the provincial consumption tax are recorded as asset / liability when they are paid / received.

5. Funds in consolidated statements of cash flows

Funds (cash and cash equivalents) in consolidated statements of cash flows cover cash on hand, deposits which are able to be withdrawn at any time, and short-term investments which are able to be cashed easily, with little risk of value fluctuation, for which the term of redemption come within three months from the acquisition date.

NOTES

Consolidated balance sheets information;

	Sept. 30 2002	**Sept. 30 2003**	Yen in Millions Mar. 31 2003
Accumulated depreciation of tangible assets	33,302	**35,679**	34,988

Consolidated statements of cash flows information;

Reconciliation between cash and cash equivalents - ending and the amount shown on consolidated balance sheets

	Sept. 30 2002	**Sept. 30 2003**	Yen in Millions Mar. 31 2003
Cash and deposits account	797,969	**696,242**	748,650
Time deposits (over 3 months)	(19,372)	**(36,150)**	(50)
Cash and cash equivalents - Ending	778,597	**660,091**	748,600

Lease transaction information;

1. Finance lease

Pro forma information of leased assets under finance leases that do not transfer ownership of the leased assets to the lessee on an "as if capitalized" basis is as follows:

	Sept. 30 2002	**Sept. 30 2003**	Yen in Millions Mar. 31 2003
(1) Acquisition cost and accumulated depreciation			
Acquisition cost	771	**790**	1,033
Accumulated depreciation	467	**398**	578
Net leased assets	304	**392**	454
(2) Obligations under finance leases			
Due within one year	198	**200**	236
Due after one year	105	**192**	217
Total	304	**392**	454
(3) Lease payments and depreciation expense			
Lease payments	115	**153**	268
Depreciation expense	115	**153**	268

(4) Calculation method of depreciation expense

Straight-line method over lease period, with zero residual value.

2. Operating lease

The minimum rental commitments under noncancelable operating leases as of the end of each period are as follows:

Due within one year	540	**511**	621
Due after one year	3,976	**3,814**	4,335
Total	4,517	**4,325**	4,956

SEGMENT INFORMATION

1. Segment information by business categories

Because the company operates predominantly in one industry segment which is accounted for over 90% of total sales, operating income, this information is not applicable to our business.

2. Segment information by seller's location

Yen in Millions

Six months ended Sept 30, 2002	Domestic	The Americas	Europe	Other	Total	Eliminations or unallocated assets	Consolidated
Net sales and operating income							
Net sales							
(1) Sales to third parties	37,836	100,946	66,027	3,192	208,002	-	208,002
(2) Inter segment sales	186,147	269	17	-	186,435	(186,435)	-
Total	223,984	101,215	66,045	3,192	394,438	(186,435)	208,002
Cost of sales and selling, general and administrative expenses	202,300	91,162	62,863	3,312	359,639	(179,560)	180,078
Operating income (loss)	21,684	10,053	3,181	(120)	34,798	(6,874)	27,924

Six months ended Sept 30, 2003	Domestic	The Americas	Europe	Other	Total	Eliminations or unallocated assets	Consolidated
Net sales and operating income							
Net sales							
(1) Sales to third parties	58,032	100,953	48,732	3,663	211,382	-	211,382
(2) Inter segment sales	115,253	900	0	-	116,154	(116,154)	-
Total	173,286	101,854	48,733	3,663	327,537	(116,154)	211,382
Cost of sales and selling, general and administrative expenses	142,706	98,840	47,653	3,645	292,845	(110,234)	182,611
Operating income	30,579	3,013	1,080	18	34,692	(5,920)	28,771

Year ended March 31, 2003	Domestic	The Americas	Europe	Other	Total	Eliminations or unallocated assets	Consolidated
Net sales and operating income							
Net sales							
(1) Sales to third parties	131,768	245,723	121,188	5,454	504,135	-	504,135
(2) Inter segment sales	350,911	2,397	19	-	353,328	(353,328)	-
Total	482,680	248,120	121,208	5,454	857,463	(353,328)	504,135
Cost of sales and selling, general and administrative expenses	396,929	237,662	120,997	5,885	761,474	(357,459)	404,014
Operating income (loss)	85,750	10,458	211	(431)	95,989	4,131	100,120

3. Sales to overseas customers

Yen in Millions

Six months ended Sept 30, 2002	The Americas	Europe	Other	Total
Sales to overseas customers	101,440	66,029	5,312	172,782
Consolidated net sales				208,002
Percentage of sales to overseas customers to consolidated net sales	48.8%	31.7%	2.6%	83.1%

Six months ended Sept 30, 2003	The Americas	Europe	Other	Total
Sales to overseas customers	101,444	48,736	6,293	156,475
Consolidated net sales				211,382
Percentage of sales to overseas customers to consolidated net sales	48.0%	23.0%	3.0%	74.0%

Year ended March 31, 2003	The Americas	Europe	Other	Total
Sales to overseas customers	246,879	121,197	9,177	377,254
Consolidated net sales				504,135
Percentage of sales to overseas customers to consolidated net sales	49.0%	24.0%	1.8%	74.8%

SECURITIES INFORMATION

I As of September 30, 2002

Yen in Millions

1. Marketable other securities

	Acquisition Cost	Book Value	Difference
Stocks	13,721	19,287	5,566
Sub-Total	13,721	19,287	5,566

2. Contents and book value of major non-marketable securities

(1) Held-to-maturity bonds

Commercial paper	12,839

(2) Other securities

Unlisted foreign bonds	6,000
Preferred subscription certificate	11,000

II As of September 30, 2003

Yen in Millions

1. Marketable other securities

	Acquisition Cost	Book Value	Difference
Stocks	19,675	28,859	9,183
Sub-Total	19,675	28,859	9,183

2. Contents and book value of major non-marketable securities

(1) Held-to-maturity bonds

Commercial paper	1,535

(2) Other securities

Unlisted foreign bonds	6,000
Preferred subscription certificate	11,000

III As of March 31, 2003

Yen in Millions

1. Marketable other securities

	Acquisition Cost	Book Value	Difference
Stocks	13,172	16,654	3,482
Sub-Total	13,172	16,654	3,482

2. Contents and book value of major non-marketable securities

(1) Held-to-maturity bonds

Commercial paper	8,266

(2) Other securities

Unlisted foreign bonds	6,000
Preferred subscription certificate	11,000

DERIVATIVE TRANSACTIONS INFORMATION

The fair market value of transactions

Not applicable

PRODUCTION, ORDER AND SALES INFORMATION

Six months ended September 30, 2002 and 2003, and year ended March 31, 2003

Yen in Millions

1. Production

	Sept. 30 2002	**Sept. 30 2003**	Mar. 31 2003
Electronic entertainment products			
(Hardware)			
Handheld	62,324	**125,433**	128,902
Console	98,070	**2,487**	171,730
Others	18,438	**11,378**	39,156
	178,834	**139,298**	339,789
(Software)			
Handheld	48,397	**66,465**	129,830
Console	51,385	**32,252**	107,204
	99,783	**98,718**	237,034
Sub-Total	278,617	**238,017**	576,824
Other products	259	**586**	704
Total	278,876	**238,604**	577,528

2. Order

	Sept. 30 2002		**Sept. 30 2003**		Mar. 31 2003	
	Orders received	Orders in hand	**Orders received**	**Orders in hand**	Orders received	Orders in hand
Electronic entertainment products						
Handheld	33,560	13,044	**28,170**	**11,336**	55,133	2,802
Console	16,274	1,414	**9,819**	**1,911**	33,962	596
Total	49,834	14,459	**37,990**	**13,247**	89,096	3,398

3. Sales

	Sept. 30 2002	**Sept. 30 2003**	Mar. 31 2003
Electronic entertainment products			
(Hardware)			
Handheld	47,957	**89,304**	132,246
Console	48,375	**9,847**	101,554
Others	18,614	**23,640**	41,453
	114,947	**122,792**	275,254
(Software)			
Handheld	43,307	**59,210**	123,369
Console	46,703	**26,298**	99,325
Royalty income and content income	2,362	**1,744**	3,978
Others	29	**254**	476
	92,403	**87,508**	227,149
Sub-Total	207,351	**210,300**	502,404
Other products	651	**1,082**	1,730
Total	208,002	**211,382**	504,135

Nintendo Co., Ltd.
11-1 Kamitoba hokotate-cho,
Minami-ku, Kyoto 601-8501
Japan

NON-CONSOLIDATED FINANCIAL STATEMENTS

FINANCIAL HIGHLIGHTS

Six months ended September 30, 2002 and 2003, and year ended March 31, 2003

The amounts presented herein are rounded down under one million yen except as otherwise denominated.

Numbers in parentheses are negative.

Yen in Millions

	Sept. 30 2002	**Sept. 30 2003**	Mar. 31 2003
Net sales	223,933	**172,891**	482,162
Percentage change from previous half year	22.6%	**(22.8%)**	
Operating income	21,769	**30,447**	85,578
Percentage change from previous half year	(32.0%)	**39.9%**	
Income (loss) before income taxes and extraordinary items	19,628	**(5,291)**	97,969
Percentage change from previous half year	(52.6%)	-	
Net income (loss)	16,464	**(2,922)**	61,157
Percentage change from previous half year	(45.8%)	-	
Net income (loss) per share	¥116.22	**(¥21.84)**	¥438.25
Cash dividends per share			
Interim	¥70.00	**¥70.00**	-
Annual	-	-	¥140.00
Financial position			
Total assets (1)	1,038,841	**898,925**	967,349
Shareholders' equity (2)	854,301	**792,077**	806,724
Ratio of net worth to total assets (2)/(1)	82.2%	**88.1%**	83.4%
Shareholders' equity per share	¥6,030.80	**¥5,924.88**	¥6,004.07

[Notes]

Average number of shares issued and outstanding for the six months ended September 30, 2003 : 133,795,510 shares
Number of shares issued and outstanding as of September 30, 2003 (excluding treasury stock) : 133,686,793 shares
Number of treasury stocks as of September 30, 2003 : 7,982,207 shares
Stock trading unit : 100 shares
Change of accounting policies : None

NON-CONSOLIDATED BALANCE SHEETS

As of September 30, 2002 and 2003, and March 31, 2003

Yen in Millions

	Sept. 30 2002	%	**Sept. 30 2003**	**%**	Mar. 31 2003	%
[Assets]						
Current assets:						
Cash and deposits	701,972		**584,554**		662,810	
Notes receivable	4,345		**1,341**		1,606	
Trade accounts receivable	118,306		**60,798**		71,271	
Inventories	24,866		**22,773**		18,578	
Deferred income taxes	23,459		**27,105**		23,597	
Other current assets	27,858		**54,847**		50,176	
Allowance for doubtful accounts	(379)		**(205)**		(109)	
	900,430	86.7	**751,215**	**83.6**	827,931	85.6
Fixed assets:						
Property, plant and equipment						
Buildings	15,748		**14,697**		14,842	
Land	25,596		**25,596**		25,596	
Other property, plant and equipment	1,999		**1,608**		1,709	
	43,344	4.2	**41,902**	**4.7**	42,147	4.4
Intangible assets	142	0.0	**137**	**0.0**	136	0.0
Investments and other assets						
Investments in securities	38,446		**48,306**		36,319	
Investments in affiliates	39,925		**44,841**		44,319	
Deferred income taxes	11,196		**10,546**		13,216	
Other investments and other assets	10,340		**5,330**		8,629	
Allowance for doubtful accounts	(4,984)		**(3,355)**		(5,350)	
	94,924	9.1	**105,669**	**11.7**	97,134	10.0
	138,411	13.3	**147,710**	**16.4**	139,418	14.4
Total	1,038,841	100.0	**898,925**	**100.0**	967,349	100.0

As of September 30, 2002 and 2003, and March 31, 2003

Yen in Millions

	Sept. 30 2002	%	**Sept. 30 2003**	%	Mar. 31 2003	%
[Liabilities]						
Current liabilities:		%		%		%
Notes payable	20,682		**6,118**		6,922	
Trade accounts payable	114,218		**68,521**		84,920	
Other accounts payable	15,776		**12,113**		13,643	
Accrued income taxes	1,021		**2,724**		31,686	
Reserve for bonuses	1,557		**1,601**		1,672	
Other current liabilities	27,992		**10,770**		16,693	
	181,249	17.5	**101,850**	**11.3**	155,538	16.1
Non-current liabilities:						
Non-current accounts payable	275		**125**		135	
Reserve for employee retirement and severance benefits	1,345		**3,233**		3,211	
Reserve for directors retirement and severance benefits	1,669		**1,638**		1,740	
	3,290	0.3	**4,997**	**0.6**	5,086	0.5
Total liabilities	184,540	17.8	**106,848**	**11.9**	160,625	16.6
[Shareholders' equity]						
Common stock	10,065	1.0	**10,065**	**1.1**	10,065	1.0
Additional paid-in capital	11,584	1.1	**11,584**	**1.3**	11,584	1.2
Retained earnings	829,563	79.8	**851,845**	**94.8**	864,341	89.4
Legal reserve	2,516		**2,516**		2,516	
Optional reserve	560,050		**660,049**		560,050	
Unappropriated	266,996		**189,279**		301,774	
Unrealized gains on other securities	3,333	0.3	**5,458**	**0.6**	2,254	0.2
Treasury stock, at cost	(245)	(0.0)	**(86,875)**	**(9.7)**	(81,521)	(8.4)
Total shareholders' equity	854,301	82.2	**792,077**	**88.1**	806,724	83.4
Total	1,038,841	100.0	**898,925**	**100.0**	967,349	100.0

NON-CONSOLIDATED STATEMENTS OF INCOME

Six months ended September 30, 2002 and 2003, and year ended March 31, 2003

Yen in Millions

	Sept. 30 2002		**Sept. 30 2003**		Mar. 31 2003	
		%		%		%
Net sales	223,933	100.0	**172,891**	**100.0**	482,162	100.0
Cost of sales	186,158	83.1	**121,604**	**70.3**	355,485	73.7
Gross margin	37,775	16.9	**51,286**	**29.7**	126,676	26.3
Selling, general and administrative expenses	16,006	7.2	**20,839**	**12.1**	41,098	8.6
Operating income	21,769	9.7	**30,447**	**17.6**	85,578	17.7
Other income	26,786	12.0	**5,344**	**3.1**	33,919	7.0
Other expenses	28,927	12.9	**41,083**	**23.8**	21,528	4.4
Income (loss) before income taxes and extraordinary items	19,628	8.8	**(5,291)**	**(3.1)**	97,969	20.3
Extraordinary income	66	0.0	**2,109**	**1.2**	126	0.0
Extraordinary loss	152	0.1	**207**	**0.1**	895	0.1
Income (loss) before income taxes	19,541	8.7	**(3,389)**	**(2.0)**	97,200	20.2
Provision for income taxes and enterprise tax	2,812	1.2	**2,560**	**1.5**	37,061	7.7
Income taxes deferred	265	0.1	**(3,028)**	**(1.8)**	(1,019)	(0.2)
Net income (loss)	16,464	7.4	**(2,922)**	**(1.7)**	61,157	12.7
Retained earnings brought forward	250,532		**192,202**		250,532	
Interim cash dividends	-		**-**		9,915	
Loss on disposal of treasury stock	-		**0**		-	
Unappropriated retained earnings	266,996		**189,279**		301,774	

BASIS OF NON-CONSOLIDATED FINANCIAL STATEMENTS

1. A valuation basis and method of important assets

(A) Securities

Held-to-maturity bonds	Amortized cost method (by straight-line method)
Securities of subsidiaries and affiliates	Cost, determined by the moving average method
Other securities	
Marketable other securities	Market price method, based on the market value at balance sheet date (Losses are charged to income, and unrealized gains, net of tax are charged to shareholders' equity.)
Non-marketable other securities	Cost, determined by the moving average method

(B) Derivatives

Market price method

(C) Inventories

Lower of cost, determined by the moving average method, or market

2. Depreciation method of fixed assets

(A) Tangible assets

Declining balance method (Some equipments are depreciated over economic useful lives.)

Buildings (exclusive of structures) acquired on or after April 1, 1998 are depreciated using the straight-line method.

Estimated useful lives of the principal assets are as follows:

Buildings : 3 to 50 years

(B) Intangible assets

Straight-line method

As for software for the in-house use, straight-line method based on usable period (mainly five years) is applied.

3. Allowance and reserve

(A) Allowance for doubtful accounts

The allowance for general accounts receivables is calculated with actual percentage of credit losses to provide against losses on bad debts, as well as calculating the allowance for each doubtful account with an estimated amount of probable bad debts.

(B) Reserve for bonuses

The reserve for bonuses is calculated with estimated prorated amounts to be paid.

(C) Reserve for employee retirement and severance benefits

The reserve for employee retirement and severance benefits is calculated with actuarially calculated amounts to be required at the end of this six-month period, on the basis of the cost of retirement benefits and plan assets at the end of the fiscal year.

(D) Reserve for directors retirement and severance benefits

The reserve for directors retirement and severance benefits is calculated with estimated amounts to be paid at the end of this six-month period, based on the Company's internal rules.

4. Translation basis of assets and/or liabilities denominated in foreign currencies

Receivables and/or payables denominated in foreign currencies are translated into Japanese yen by the spot exchange rates at the end of the semi-annual fiscal year. Exchange gains or losses are charged to income.

5. Lease transactions

Finance leases that are deemed to transfer ownership of the leased assets to lessees are to be capitalized, while other finance leases are accounted for as operating lease transactions. Other finance leases are disclosed in the notes to Lease transactions information.

6. Other

Consumption tax

The consumption tax and the provincial consumption tax are recorded as asset / liability when they are paid / received.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

Balance sheets information;

Yen in Millions

	Sept. 30 2002	**Sept. 30 2003**	Mar. 31 2003
1. Accumulated depreciation of tangible assets	21,376	**23,279**	22,590
2. Guaranteed liabilities <Euro in thousands>	3,000	3,000	3,000
<Yen in Millions>	*361*	*387*	*389*

Statements of income information;

Yen in Millions

	Sept. 30 2002	**Sept. 30 2003**	Mar. 31 2003
1. Major items included in other income are as follows:			
Interest income	7,399	**4,440**	13,794
Dividend income	18,716	**261**	18,924
2. Major items included in other expenses are as follows:			
Sales discount	100	**185**	396
Foreign exchange loss	28,817	**40,886**	21,093
3. Depreciation and amortization			
Tangible assets	1,470	**845**	3,013
Intangible assets	18	**21**	67

Lease transaction information;

Pro forma information of leased assets under finance leases that do not transfer ownership of the leased assets to the lessee on an "as if capitalized" basis is as follows:

Yen in Millions

	Sept. 30 2002	**Sept. 30 2003**	Mar. 31 2003
1. Acquisition cost and accumulated depreciation			
Acquisition cost	376	**458**	453
Accumulated depreciation	202	**261**	218
Net leased assets	174	**196**	235
2. Obligations under finance leases			
Due within one year	103	**86**	104
Due after one year	70	**109**	130
Total	174	**196**	235
3. Lease payments and depreciation expense			
Lease payments	55	**64**	119
Depreciation expense	55	**64**	119

4. Calculation method of depreciation expense

Straight-line method over lease period, with zero residual value.

Securities information;

Any securities of subsidiaries and affiliates do not have market value in this six-month period.

Reference Material

1. CONSOLIDATED ACTUAL SALES UNITS AND NUMBER OF NEW TITLES

Sales Units in Ten Thousands
Number of New Titles Released

			Six months Apr.-Sept. '02	Six months Apr.-Sept. '03	Life-to-Date through Sept. '03	Twelve months Apr. '02-Mar. '03
GAME BOY ADVANCE	Hardware	Domestic	108	166	1,172	408
		The Americas	306	428	1,965	780
		Other	165	240	1,078	377
		Total	578	834	4,215	1,565
	GAME BOY ADVANCE SP within GAME BOY ADVANCE	Domestic	-	151	233	82
		The Americas	-	350	432	83
		Other	-	193	238	46
		Total	-	693	904	211
	Software	Domestic	498	619	3,607	1,693
		The Americas	1,268	1,791	7,195	3,066
		Other	378	581	3,079	1,153
		Total	2,144	2,991	13,881	5,912
	New titles	Domestic	95	68	441	205
		The Americas	94	69	439	221
		Other	84	66	414	203
NINTENDO GAMECUBE	Hardware	Domestic	34	20	267	90
		The Americas	101	55	568	291
		Other	154	15	210	194
		Total	288	89	1,045	576
	Software	Domestic	201	322	1,362	633
		The Americas	1,167	808	4,431	2,596
		Other	652	321	1,708	1,385
		Total	2,021	1,450	7,501	4,614
	New titles	Domestic	28	39	138	77
		The Americas	62	50	251	159
		Other	66	57	207	150

[Note] New titles-Other include new titles in the European and Australian markets.

2. OTHER CONSOLIDATED INFORMATION

Yen in Millions

	Six months Apr.-Sept. '02	Six months Apr.-Sept. '03	Twelve months Apr. '02-Mar. '03
Capital investments	1,587	1,220	2,848
Depreciation expenses of tangible assets	2,270	1,552	4,585
Research and development costs	6,876	7,937	14,598
Marketing expenses	15,211	22,807	46,227

	As of Sept. 30, 2002	As of Sept. 30, 2003	As of Mar. 31, 2003
Number of Employees	2,981	3,015	2,977

	Six months Apr.-Sept. '02	Six months Apr.-Sept. '03	Twelve months Apr. '02-Mar. '03
Average Exchange Rate US$1.00 =	¥123.14	¥118.05	¥121.95
€1.00 =	¥116.94	¥133.46	¥121.04

3. BALANCE OF ASSETS IN MAJOR FOREIGN CURRENCIES WITHOUT EXCHANGE CONTRACT (NON-CONSOLIDATED)

U.S. Dollars / Euros in Millions

		As of Sept. 30, 2002	As of Sept. 30, 2003	As of Mar. 31, 2003	Exchange rate Mar. 31, 2003	Exchange rate Sept. 30, 2003
US$	Cash and Deposits	3,775	4,580	4,231	US$1.00 =	
	Accounts Receivable	483	320	284	¥120.20	¥111.25
EUR	Cash and Deposits	1,428	339	684	€1.00 =	
	Accounts Receivable	404	288	223	¥129.83	¥129.19

May 30, 2002

Nintendo Co., Ltd.
11-1 Kamitoba hokotate-cho,
Minami-ku, Kyoto 601-8501
Japan

03 ... 7:21

CONSOLIDATED FINANCIAL STATEMENTS

Nintendo Co., Ltd. and Consolidated Subsidiaries

FINANCIAL HIGHLIGHTS

Years ended March 31, 2001 and 2002

The amounts presented herein are rounded down under one million yen except as otherwise denominated.

Numbers in parentheses are negative.

	2001	Yen in Millions 2002
Net sales	462,502	**554,886**
Percentage change from previous year	(12.8%)	**20.0%**
Operating income	84,697	**119,151**
Percentage change from previous year	(41.6%)	**40.7%**
Income before income taxes and extraordinary items	192,247	**186,618**
Percentage change from previous year	77.5%	**(2.9%)**
Net income	96,603	**106,444**
Percentage change from previous year	72.3%	**10.2%**
Net income per share	¥681.90	**¥751.39**
Ratio of net income to net worth	12.1%	**12.0%**
Ratio of income before income taxes and extraordinary items to total assets	19.2%	**16.8%**
Ratio of income before income taxes and extraordinary items to net sales	41.6%	**33.6%**
Financial position		
Total assets (1)	1,068,568	**1,156,715**
Shareholders' equity (2)	834,951	**935,075**
Ratio of net worth to total assets (2) / (1)	78.1%	**80.8%**
Shareholders' equity per share	¥5,893.71	**¥6,600.82**
Cash flows		
Cash flows from operating activities	122,234	**56,234**
Cash flows from investing activities	12,776	**(5,117)**
Cash flows from financing activities	(16,451)	**(17,146)**
Cash and cash equivalents at the end of year	785,992	**863,116**

Scope of consolidation and equity method application

Consolidated subsidiaries	22
(of which, newly added ··· 2 excluded ··· 2)	
Non-consolidated subsidiary with equity method applied	1
Affiliates with equity method applied	12
(of which, newly added ··· 0 excluded ··· 2)	

COMPANY GROUP INFORMATION

Nintendo Co., Ltd. ("the Company") and its related companies, which are composed of the Company, twenty-four subsidiaries, and fourteen affiliates as of March 31, 2002, operate manufacturing and sales of electronic entertainment products as a major business. Chart of business by the Company and its related companies are as follows.


Customers
Distributor
(a) Nintendo of America Inc.
(a) Nintendo of Canada Ltd.
(a) Nintendo of Europe GmbH
(a) Nintendo France S.A.R.L.
(a) Nintendo Benelux B.V.
(a) Nintendo España, S.A.
(a) Nintendo Australia Pty. Ltd.
(a) Nintendo Phuten Co., Ltd.
Electronic registration service of merchandise
(a) SiRAS.com Inc.
Retailer etc.
Nintendo Services USA, Inc.
Pokémon USA, Inc.
Market research etc.
(a) NES Merchandising Inc.
(a) NHR Inc.
(a) HFI Inc.
Retailer etc.
(d) The Pokémon Company
Management of game creator etc.
(a) Warpstar, Inc.
(c) Fukuei Co., Ltd.
(d) Marigul Management Inc.
(d) MGM Fund Inc.
Nintendo Co., Ltd.
Software development etc.
(a) Nintendo Technology Development Inc.
(a) Nintendo Software Technology Corporation
(a) Rare Acquisition Inc.
(a) Rare Limited
(a) Rare Inc.
(a) Rare Toys & Games, Inc.
(b) A/N Software Inc.
(d) Rareware Limited
(d) Left Field Productions, Inc.
(d) Retro Studios, Inc.
(d) Silicon Knights Inc.
(d) iKuni Inc.
(e) Midway/Nintendo Inc.
Software development etc.
(a) ND CUBE Co., Ltd.
(a) Brownie Brown Inc.
(d) MONEGI Co.
(d) Mobile 21 Co., Ltd.
(d) HAL LABORATORY, INC.
(e) Ape inc.
Sales channel
Other channel

The number of companies

(a) Consolidated subsidiaries	22
(b) Non-consolidated subsidiary with equity method applied	1
(c) Non-consolidated subsidiary with equity method non-applied	1
(d) Affiliates with equity method applied	12
(e) Affiliates with equity method non-applied	2

MANAGEMENT POLICY

1. Basic management policy

Nintendo Co., Ltd. ("the Company") and its consolidated subsidiaries (together with the Company, "Nintendo") strive to create new and unique hardware systems and interactive video games, utilizing advanced computer technology in both the home entertainment and handheld gaming environments. Nintendo seeks to provide consumers with a "world of entertainment", which is both innovative and fun with creative elements they have never experienced.

2. Basic policy of profit distribution

It is the Company's basic policy to internally provide the capital necessary to fund future growth, including capital investments, and to maintain a strong and liquid financial position. From our shareholders' perspective, it is our policy to keep the level of dividends stable for a long period of time.

Retained earnings are maintained for development of new products, capital investments, reinforcement of sales systems, and the possibility of a common stock share buyback.

3. View and policy of stock trading unit reduction

To assist new investors and to make the Company's common stocks more widely available, the Company changed the number of stock trading units from 1,000 shares to 100 shares in 1991. A further reduction of stock trading units would require a significant amount of cost and will require in-depth consideration from cost-effectiveness and stock liquidity viewpoints.

4. Medium and long term management strategy and challenges

In today's competitive video game market, dramatic improvements have been made in hardware capabilities by utilizing new technologies; however, it is becoming increasingly more difficult to create new and unique games which utilize the full capabilities of the new hardware. Nintendo is focusing more time and more resources on developing a new world of video game entertainment featuring its well-known franchise of characters while creating new characters and game concepts. The Company has expanded and strengthened its R&D functions and works constantly to increase its profits through innovation and cost management.

OPERATING RESULT

1. Review of operations

During the fiscal year ended March 31, 2002, the Japanese economy was depressed because of lower personal consumption and a general decline in corporate earnings resulting from a longer than anticipated business slump. Outside of Japan, the United States economy was temporarily slowed down by reduced spending, particularly in Information Technology sector and by the September 11 terrorist attacks. The United States economy is slowly recovering. Although the European economy also declined, unemployment stayed about the same and Europe is now showing signs of a business upturn.

The video game industry has attracted more attention with new products and a new competitor.

During the most recent fiscal year, Nintendo launched GAME BOY ADVANCE (a new handheld system) in The Americas and the European markets, and launched NINTENDO GAMECUBE (a new home entertainment console) in the domestic and The Americas markets. Nintendo delivered to consumers two exciting new game systems along with the best software ever.

As a result, net sales for the year ended March 31, 2002 were 554.8 billion yen, including foreign sales of 411.3 billion yen, which accounted for 74.1% of consolidated net sales. Income before income taxes and extraordinary items was 186.6 billion yen which reflects the drop in the yen exchange rate. Net income was 106.4 billion yen.

With respect to sales by business category, in the electronic entertainment products division, GAME BOY ADVANCE sales increased as popular software titles like "Super Mario Advance" and "Mario Kart Advance" were well received by consumers. The transition from the previous GAME BOY COLOR hand-held hardware system made progress. With respect to NINTENDO GAMECUBE, the exclusive software title "Smash Brothers DX" sold more than one million units both in the domestic market and in The Americas. "Animal Forest + (plus)", which may connect GAME BOY ADVANCE and NINTENDO GAMECUBE, became popular as a completely new gaming experience in the domestic market. Total net sales in the electronic entertainment products division were 552.7 billion yen, while sales in other products division (playing cards, karuta, etc.) were 2.1 billion yen.

With respect to geographic segment information, net sales in each segment (domestic, The Americas, and Europe) increased, due principally to the release of NINTENDO GAMECUBE (domestic and The Americas) and GAME BOY ADVANCE (Europe) hardware and software.

2. Cash Flows

Cash and cash equivalents at March 31, 2002 increased 77.1 billion yen from the previous fiscal year-end, to 863.1 billion yen, as the increase from operating activities exceeded the decrease from investing and financing activities.

Cash flows from operating activities:
Net cash provided by operating activities was 56.2 billion yen. Income before income taxes and minority interests was 183.0 billion yen, which included 42.0 billion yen from unrealized foreign exchange gains. The Company also paid out 109.7 billion yen in income taxes which affected cash flows from operating activities.

Cash flows from investing activities:
Net cash used in investing activities was 5.1 billion yen. Payments were made for new production facilities and the purchase of securities, while time deposits decreased.

Cash flows from financing activities:
Net cash used in financing activities was 17.1 billion yen, due mainly to 16.9 billion yen payment of cash dividends.

3. Annual Outlook

In the current video game market, it is absolutely necessary to develop exciting and amusing software in order to attract new consumers. It is also important to reduce hardware costs.

Taking these perspectives into consideration, Nintendo will make every effort to develop new systems, software and other products which will take full advantage of our existing hardware. We will also start to produce NINTENDO GAMECUBE hardware in China.

CONSOLIDATED BALANCE SHEETS

As of March 31, 2001 and 2002

Yen in Millions

	2001		2002		Change
[Assets]					
Current assets:					
Cash and deposits	824,937		**894,547**		69,609
Notes and trade accounts receivable	54,715		**45,861**		(8,854)
Marketable securities	13,087		**10,108**		(2,978)
Inventories	22,560		**43,868**		21,308
Deferred income taxes - current	34,766		**34,467**		(299)
Other	13,848		**15,168**		1,319
Allowance for doubtful accounts	(5,671)		**(6,251)**		(579)
	958,245	89.7 %	**1,037,770**	**89.7 %**	79,524
Fixed assets:					
Property, plant and equipment					
Buildings and structures	25,936		**26,196**		259
Machinery, equipment and automobiles	1,280		**2,231**		951
Furniture and fixtures	2,957		**3,206**		249
Land	34,612		**35,045**		432
Construction in progress	29		**1**		(27)
	64,815	6.1 %	**66,681**	**5.8 %**	1,865
Intangible assets					
Software etc.	478	0.0 %	**174**	**0.0 %**	(304)
Investments and other assets					
Investments in securities	28,471		**32,589**		4,117
Deferred income taxes - non-current	14,640		**12,496**		(2,144)
Other	2,008		**7,092**		5,084
Allowance for doubtful accounts	(92)		**(89)**		2
	45,028	4.2 %	**52,089**	**4.5 %**	7,061
	110,322	10.3 %	**118,945**	**10.3 %**	8,622
Total	1,068,568	100.0 %	**1,156,715**	**100.0 %**	88,147

As of March 31, 2001 and 2002

Yen in Millions

	2001		2002		Change
[Liabilities]					
Current liabilities:					
Notes and trade accounts payable	84,244		106,685		22,440
Accrued income taxes	65,074		30,376		(34,697)
Reserve for bonuses	1,511		1,610		99
Other	73,922		73,535		(386)
	224,753	21.0 %	212,208	18.3 %	(12,545)
Non-current liabilities:					
Non-current accounts payable	418		299		(118)
Reserve for employee retirement and severance benefits	4,017		4,416		399
Reserve for directors retirement and severance benefits	1,581		1,687		105
	6,016	0.6 %	6,403	0.6 %	386
Total liabilities	230,769	21.6 %	218,611	18.9 %	(12,158)
[Minority interests in consolidated subsidiaries]					
Minority interests in consolidated subsidiaries	2,846	0.3 %	3,028	0.3 %	181
[Shareholders' equity]					
Common stock	10,065	0.9 %	10,065	0.9 %	-
Additional paid-in capital	11,584	1.1 %	11,584	1.0 %	-
Consolidated retained earnings	815,457	76.3 %	904,732	78.2 %	89,274
Unrealized gains on other securities	2,438	0.2 %	3,848	0.3 %	1,409
Translation adjustments	(4,577)	(0.4 %)	5,025	0.4 %	9,602
Treasury stock, at cost	(16)	(0.0 %)	(180)	(0.0 %)	(163)
Total shareholders' equity	834,951	78.1 %	935,075	80.8 %	100,123
Total	1,068,568	100.0 %	1,156,715	100.0 %	88,147

CONSOLIDATED STATEMENTS OF INCOME

Years ended March 31, 2001 and 2002

Yen in Millions

	2001		2002		Change	
Net sales	462,502	100.0 %	**554,886**	**100.0 %**	92,383	20.0 %
Cost of sales	278,462	60.2 %	**334,620**	**60.3 %**	56,157	20.2 %
Gross margin	184,040	39.8 %	**220,266**	**39.7 %**	36,225	19.7 %
Selling, general and administrative expenses	99,342	21.5 %	**101,114**	**18.2 %**	1,772	1.8 %
Operating income	84,697	18.3 %	**119,151**	**21.5 %**	34,453	40.7 %
Other income						
Interest income	39,133		**22,904**		(16,229)	
Foreign exchange gain	66,335		**43,419**		(22,915)	
Other	3,600		**2,391**		(1,209)	
Total other income	109,069	23.6 %	**68,715**	**12.3 %**	(40,353)	(37.0 %)
Other expenses						
Sales discount	306		**473**		166	
Equity in losses of non-consolidated subsidiary and affiliates	731		**127**		(603)	
Other	482		**647**		164	
Total other expenses	1,520	0.3 %	**1,248**	**0.2 %**	(271)	(17.9 %)
Income before income taxes and extraordinary items	192,247	41.6 %	**186,618**	**33.6 %**	(5,628)	(2.9 %)
Extraordinary income	470	0.1 %	**1,284**	**0.2 %**	813	172.8 %
Extraordinary loss	24,066	5.2 %	**4,879**	**0.8 %**	(19,186)	(79.7 %)
Income before income taxes and minority interests income	168,651	36.5 %	**183,023**	**33.0 %**	14,371	8.5 %
Provision for income taxes and enterprise tax	93,710	20.3 %	**74,351**	**13.4 %**	(19,358)	(20.7 %)
Income taxes deferred	(21,358)	(4.6 %)	**2,445**	**0.4 %**	23,803	(111.5 %)
Minority interests income	(303)	(0.1 %)	**(218)**	**(0.0 %)**	84	(27.9 %)
Net income	96,603	20.9 %	**106,444**	**19.2 %**	9,841	10.2 %

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Years ended March 31, 2001 and 2002

Yen in Millions

	2001	2002	Change
Consolidated retained earnings -Beginning	735,850	**815,457**	79,607
Increase			
Retained earnings increased by addition of equity method companies	174	-	(174)
Total increase	174	-	(174)
Decrease			
Cash dividends	17,000	**17,000**	(0)
Directors' bonuses	170	**170**	-
Total decrease	17,170	**17,170**	(0)
Net income	96,603	**106,444**	9,841
Consolidated retained earnings -Ending	815,457	**904,732**	89,274

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended March 31, 2001 and 2002

	2001	2002
I Cash flows from operating activities:		
Income before income taxes	168,651	183,023
Depreciation and amortization	4,537	5,639
Increase in allowance for doubtful accounts	1,077	248
Increase in reserve for employee retirement and severance benefits	3,776	213
Interest and dividends income	(39,245)	(23,029)
Interest expenses	0	0
Foreign exchange losses (gains)	(66,563)	(42,093)
Gain on sales of marketable securities	(156)	(5)
Unrealized loss on investment in securities	13,562	4,458
Unrealized loss on land	5,988	-
Equity in losses of non-consolidated subsidiary and affiliates	731	127
Decrease (increase) in notes and trade accounts receivables	25,648	10,983
Decrease (increase) in inventories	9,701	(21,308)
Increase (decrease) in notes and trade accounts payables	(5,027)	22,189
Increase in consumption taxes payables	1,293	498
Directors' bonuses paid	(170)	(170)
Other, net	9,440	2,031
Sub-total	133,246	142,807
Interest and dividends received	39,464	23,201
Interest paid	(0)	(0)
Income taxes paid	(50,475)	(109,773)
Net cash provided by (used in) operating activities	122,234	56,234
II Cash flows from investing activities:		
Increase in time deposits	(58,980)	(140,959)
Decrease in time deposits	17,429	155,057
Payments for purchases of marketable securities	(134,796)	(59,746)
Proceeds from sales of marketable securities	206,048	59,202
Payments for purchases of property, plant and equipment	(10,836)	(13,096)
Proceeds from sales of property, plant and equipment	134	886
Payments for investments in securities	(6,005)	(24,033)
Proceeds from investments in securities	-	17,968
Other, net	(216)	(396)
Net cash provided by (used in) investing activities	12,776	(5,117)
III Cash flows from financing activities:		
Proceeds from stock issued to minority interests	501	5
Payments for purchases of treasury stock	(230)	(270)
Proceeds from sales of treasury stock	266	113
Cash dividends paid	(16,988)	(16,994)
Net cash provided by (used in) financing activities	(16,451)	(17,146)
IV Effect of exchange rate changes on cash and cash equivalents	73,369	43,154
V Net increase (decrease) of cash and cash equivalents	191,929	77,123
VI Cash and cash equivalents - Beginning	594,062	785,992
VII Cash and cash equivalents - Ending	785,992	863,116

BASIS OF CONSOLIDATED FINANCIAL STATEMENTS

1. Scope of consolidation

- Consolidated subsidiaries 22

Nintendo of America Inc. NES Merchandising Inc. NHR Inc. IIFJ Inc.
SiRAS.com Inc. Nintendo of Canada Ltd. Nintendo of Europe GmbH
Nintendo France S.A.R.L. Nintendo Benelux B.V. Nintendo España, S.A.
Nintendo Australia Pty. Ltd. Nintendo Technology Development Inc.
Nintendo Software Technology Corporation Nintendo Services USA, Inc.
Rare Acquisition Inc. Rare Limited Rare Inc. Rare Toys & Games. Inc.
Nintendo Phuten Co., Ltd. ND CUBE Co., Ltd. Brownie Brown Inc.
Warpstar, Inc.

Nintendo Services USA, Inc. and Warpstar, Inc. are newly consolidated because of share acquisition.

Nintendo Software Canada Inc. (as of March 25, 2002) and Nintendo Services Ltd. (as of March 28, 2002) are excluded from consolidation as both companies had completed their liquidation.

- Non-consolidated subsidiaries 2

Fukuei Co., Ltd. A/N Software Inc.

Above two companies are excluded from consolidation as they are not considered to be significant.

2. Scope of equity method companies

- Equity method non-consolidated subsidiary 1

A/N Software Inc.

- Equity method affiliates 12

Marigul Management Inc. MGM Fund Inc. The Pokémon Company
MONEGI Co. Mobile 21 Co., Ltd. HAL LABORATORY, INC.
Rareware Limited Left Field Productions, Inc. Retro Studios, Inc.
Silicon Knights Inc. iKuni Inc. Pokémon USA, Inc.

The Pokémon Company LLC (as of August 30, 2001) and Randnet DD Co., Ltd. (as of January 31, 2002) had completed liquidation. Consequently, these companies are excluded from the scope of equity method affiliates.

With respect to (equity method applied) companies with different year-end from consolidated year-end (i.e., March 31), their financial statements are used as they are.

3. Fiscal year-end of consolidated subsidiaries

Although fiscal year-end of Nintendo Phuten Co., Ltd., Rare Limited, Rare Inc., and Rare Toys & Games, Inc. is December 31, which is different from consolidated year-end, their financial statements are used for consolidation as the variance of year-end is within three months (so-called three month rule applicable). Important transactions between their year-end and March 31 are reconciled for consolidation.

4. Accounting policies

(1) A valuation basis and method of important assets

(A) Securities

- Held-to-maturity bonds: Amortized cost method (by straight-line method)
- Other securities
  - Marketable other securities: Market price method, based on the market value at balance sheet date (Losses are charged to income, and unrealized gains,net of tax are charged to shareholders' equity.)
  - Non-marketable other securities: Cost, determined by the moving average method

(B) Derivatives

Market price method

(C) Inventories

Lower of cost, determined by the moving average method, or market

(2) Depreciation method for fixed assets

(A) Tangible assets

• • • The Company to file consolidated financial statements and domestic consolidated subsidiaries	Declining balance method (Some equipments are depreciated over economic useful life.) Buildings (exclusive of structures) acquired on or after April 1,1998 are depreciated using the straight-line method.
• • • Overseas consolidated subsidiaries	Straight-line method over the estimated useful lives of the assets Durability period for major assets is as follows. Buildings and structures: 3 to 60 years
(B) Intangible assets	Straight-line method As for software for the in-house use, straight-line method based on usable period (mainly five years).

(3) Allowance and reserve

(A) Allowance for doubtful accounts

The Company to file consolidated financial statements and domestic consolidated subsidiaries are calculating the allowance for general accounts receivables with actual percentage of credit losses to provide against losses on bad debts, as well as calculating the allowance for each doubtful account with an estimated amount of probable bad debt. Overseas consolidated subsidiaries are calculating the allowance for each doubtful account with an estimated amount of probable bad debt.

(B) Reserve for bonuses

The Company to file consolidated financial statements is calculating the reserve for bonuses with estimated prorated amounts to be paid.

(C) Reserve for employee retirement and severance benefits

The Company to file consolidated financial statements and part of consolidated subsidiaries are calculating the reserve for employee retirement and severance benefits with estimated amounts to be required at the end of consolidated fiscal year, on the basis of the cost of retirement benefits and plan assets at the end of such fiscal year.

(D) Reserve for directors retirement and severance benefits

The Company to file consolidated financial statements is calculating the reserve for directors retirement and severance benefits with estimated amounts to be paid at the end of fiscal year, based on the Company's internal rules.

(4) Translation basis of assets and/or liabilities denominated in foreign currencies

Receivables and/or payables denominated in foreign currencies are translated into Japanese yen by the spot exchange rates at the end of fiscal year. Exchange gains or losses are charged to income. With respect to financial statements of overseas consolidated subsidiaries, balance sheets are translated into Japanese yen at exchange rates in effect at the balance sheet date for assets and liabilities. The average exchange rates for the fiscal year are used for translation of revenue and expenses. The difference resulting from translation in this manner are shown as Minority Interests in Consolidated Subsidiaries and Translation Adjustments in Shareholders' equity.

(5) Lease transactions

Leases, other than those leases deemed to transfer the ownership of the leased assets to lessees, are accounted for as operating leases.

(6) Consumption tax

The consumption tax and the provincial consumption tax are recorded as asset / liability when they are received / paid.

5. Valuation of assets and liabilities of consolidated subsidiaries

Valuation of assets and liabilities of consolidated subsidiaries are under fair market value method.

6. Appropriation of retained earnings

Consolidated statements of retained earnings are prepared in accordance with profit of appropriations, determined in the consolidated fiscal year.

7. Funds in consolidated statements of cash flows

Funds (cash and cash equivalents) in consolidated statements of cash flows cover cash on hand, deposits which are able to be withdrawn at any time, and short-time investments which are able to be cashed easily, with little risk of value fluctuation, for which the term of redemption comes within three months from the acquisition date.

NOTES

Yen in Millions

Consolidated balance sheets information;

	2001	2002
Accumulated depreciation of tangible assets	30,052	**33,530**

Consolidated statements of income information;

	2001	2002
Research and development costs	16,591	**16,791**

Consolidated statements of cash flows information;

Reconciliation between cash and cash equivalents - ending and the amount shown on consolidated balance sheets

	2001	2002
Cash and deposits account	824,937	**894,547**
Bonds etc. due within three months period	4,497	**-**
Time deposits (over 3 months)	(43,443)	**(31,430)**
Cash and cash equivalents - ending	785,992	**863,116**

Lease transaction information;

1. Finance lease

	2001	2002
(1) Notional acquisition cost, accumulated depreciation and balance		
Acquisition cost	580	**829**
Accumulated depreciation	342	**411**
Balance at the end of year	237	**417**
(2) Future lease payments		
Within a year	107	**220**
Over a year	130	**196**
Total	237	**417**
(3) Lease expense and notional depreciation expense		
Lease expense	135	**214**
Depreciation expense	135	**214**
(4) Calculation method of depreciation cost		

Straight-line method over lease period, with zero residual value.

2. Operating lease

Future lease payments

	2001	2002
Within a year	89	**459**
Over a year	334	**4,224**
Total	424	**4,683**

SEGMENT INFORMATION

1. Segment information by business categories

Since the company operates predominantly in one industry segment which is accounted for over 90% of total sales, operating income and assets, this information is left out.

2. Segment information by seller's location

Yen in Millions

Year ended March 31, 2001	Domestic	The Americas	Europe	Other	Total	Eliminations or unallocated assets	Consolidated
1. Net sales and operating income							
Net sales							
(1) Sales to third parties	142,166	237,864	73,842	8,630	462,502	-	462,502
(2) Sales to inter segments	209,037	684	8,854	6	218,582	(218,582)	-
Total	351,204	238,548	82,696	8,636	681,085	(218,582)	462,502
Cost of sales and operating expenses	300,472	209,165	74,051	8,233	591,922	(214,117)	377,804
Operating income	50,731	29,382	8,645	403	89,162	(4,464)	84,697
2. Assets	909,722	228,747	66,214	4,393	1,209,076	(140,508)	1,068,568

Year ended March 31, 2002	Domestic	The Americas	Europe	Other	Total	Eliminations or unallocated assets	Consolidated
1. Net sales and operating income							
Net sales							
(1) Sales to third parties	171,331	283,427	94,259	5,868	554,886	-	554,886
(2) Sales to inter segments	275,923	932	3,425	0	280,281	(280,281)	-
Total	447,254	284,360	97,684	5,868	835,167	(280,281)	554,886
Cost of sales and operating expenses	382,489	252,984	92,132	5,768	733,375	(297,640)	435,735
Operating income	64,764	31,375	5,551	100	101,792	17,358	119,151
2. Assets	988,187	176,967	52,597	3,052	1,220,804	(64,088)	1,156,715

3. Sales to overseas customers

Yen in Millions

Year ended March 31, 2001	The Americas	Europe	Other	Total
Sales to overseas customers	238,779	96,788	13,270	348,839
Consolidated net sales				462,502
Percentage of sales to overseas customers to consolidated net sales	51.6%	20.9%	2.9%	75.4%

Year ended March 31, 2002	The Americas	Europe	Other	Total
Sales to overseas customers	284,521	116,161	10,620	411,304
Consolidated net sales				554,886
Percentage of sales to overseas customers to consolidated net sales	51.3%	20.9%	1.9%	74.1%

TAX EFFECT ACCOUNTING INFORMATION

I Year ended March 31, 2001

Yen in Millions

1. Significant components of deferred tax assets and liabilities are summarized as follows

	2001
Deferred tax assets:	
Inventory - write-downs and elimination of unrealized profit	13,095
Accrued expenses	8,814
Research and development costs	7,279
Accrued enterprise tax	5,713
Unrealized loss on investment in securities	5,402
Unrealized loss on land	2,515
Allowance for doubtful accounts	1,798
Reserve for employee retirement and severance benefits	1,746
Copyright expenses	1,407
Tax carryforwards	425
Other	6,110
Gross deferred tax assets	54,310
Valuation allowance	(1,059)
Total deferred tax assets	53,251
Deferred tax liabilities:	
Unrealized gains on other securities	(1,765)
Undistributed retained earnings on overseas subsidiaries	(1,330)
Other	(747)
Total deferred tax liabilities	(3,843)
Net deferred tax assets	49,407

2. Reconciliation of the statutory tax rate and the effective income tax rate

This information is excluded, since the difference is not more than five one hundredth of the statutory tax rate.

II Year ended March 31, 2002

Yen in Millions

1. Significant components of deferred tax assets and liabilities are summarized as follows

	2002
Deferred tax assets:	
Other A/P and accrued expenses	20,383
Inventory - write-downs and elimination of unrealized profit	9,720
Research and development costs	5,458
Unrealized loss on land	2,515
Accrued enterprise tax	2,459
Allowance for doubtful accounts	2,222
Reserve for employee retirement and severance benefits	1,806
Copyright expenses	1,477
Other	7,182
Gross deferred tax assets	53,224
Valuation allowance	(1,667)
Total deferred tax assets	51,556
Deferred tax liabilities:	
Unrealized gains on other securities	(2,786)
Undistributed retained earnings on overseas subsidiaries	(851)
Other	(954)
Total deferred tax liabilities	(4,592)
Net deferred tax assets	46,963

2. Reconciliation of the statutory tax rate and the effective income tax rate

This information is excluded, since the difference is not more than five one hundredth of the statutory tax rate.

SECURITIES INFORMATION

I As of March 31, 2001

Yen in Millions

1. Marketable other securities

	Purchase Price	Book Value	Difference
(book value exceeds purchase price)			
Stocks	3,020	7,224	4,204
Sub-total	3,020	7,224	4,204
(book value does not exceed purchase price)			
Stocks	2,121	1,813	(308)
Bonds	25,507	13,098	(12,409)
Sub-total	27,629	14,911	(12,717)
Total	30,649	22,136	(8,513)

2. Contents and book value of major non-marketable securities

(1) Held-to-maturity bonds

Commercial paper	9,109
Unlisted foreign bonds	3,478

(2) Other securities

Unlisted foreign bonds	5,000

3. Held-to-maturity securities and held-to-maturity bonds

	Due in one year or less	Due after one year through ten years
Commercial paper	9,109	-
Unlisted foreign bonds	3,478	5,000
Total	12,587	5,000

[Note]

Unlisted foreign bonds of 13,098 million yen to be redeemed are not included in the amount of 3,478 million yen above, since it is certain they will be converted into stocks.

II As of March 31, 2002

Yen in Millions

1. Marketable other securities

	Purchase Price	Book Value	Difference
(book value exceeds purchase price)			
Stocks	11,975	18,610	6,634
(book value does not exceed purchase price)			
Stocks	1,872	1,750	(121)
Total	13,847	20,360	6,512

2. Contents and book value of major non-marketable securities

(1) Held-to-maturity bonds

Commercial paper	5,443
Unlisted foreign bonds	4,665

(2) Other securities

Unlisted foreign bonds	6,000
Preference securities	5,000

3. Held-to-maturity securities and held-to-maturity bonds

	Due in one year or less	Due after one year through five years
Commercial paper	5,443	-
Unlisted foreign bonds	4,665	1,000
Total	10,108	1,000

DERIVATIVE TRANSACTIONS INFORMATION

I As of March 31, 2001

1. Condition of derivative transactions

The company group has only foreign exchange forward contracts and currency option contracts within the limits of foreign currency deposits.

The company group enters into derivative transactions for yield improvement of short-term financial assets, to reduce risk of exchange or interest rate fluctuations, but not for speculative purposes. Because the counterparties to these transactions are limited to high confidence level financial institutions and the transactions are short-term only, practically no risk due to default is anticipated. Derivative transactions are made only by Treasury department under approval by President and director who is in charge of these transactions.

2. The fair market value of transactions

Yen in Millions

2001

	Contract amount <Option fee>	After one year	Fair market value	Unrealized Gain(loss)
Non-exchange trade				
Currency option contracts:				
Written				
Call:				
U.S. dollars	72,090	-		
	<828>	<->	2,782	(1,953)
Purchased				
Put:				
U.S. dollars	72,090	-		
	<828>	<->	637	(191)
Total	-	-	-	(2,144)

II As of March 31, 2002

1. Condition of derivative transactions

Only the Company to file consolidated financial statements enters into derivative transactions in the group.

The Company has only foreign exchange forward contracts and currency option contracts within the limits of foreign currency deposits.

The Company enters into derivative transactions for yield improvement of short-term financial assets, to reduce risk of exchange or interest rate fluctuations, but not for speculative purposes. Because the counterparties to these transactions are limited to high confidence level financial institutions and the transactions are short-term only, the Company anticipates practically no risk due to default. Derivative transactions entered into by the Company are made only by Treasury department under approval by President and director who is in charge of these transactions.

2. The fair market value of transactions

Yen in Millions

2002

	Contract amount <Option fee>	After one year	Fair market value	Unrealized Gain(loss)
Non-exchange trade				
Currency option contracts:				
Written				
Call:				
U.S. dollars	-	-		
	<->	<->	-	-
Purchased				
Put:				
U.S. dollars	-	-		
	<->	<->	-	-
Total	-	-	-	-

RETIREMENT AND SEVERANCE BENEFITS INFORMATION

Outline of retirement benefit plan

The Company to file consolidated financial statements has approved pension scheme and lump-sum severance payments plan as defined benefit plan. It may also pay extra retirement allowance to employees who have distinguished services.
Certain overseas consolidated subsidiaries have defined contribution plan as well as defined benefit plan.

I As of March 31, 2001

	Yen in Millions
	2001
1. Retirement benefit obligation at the end of year	
a. Retirement benefit obligation	(14,362)
b. Plan assets	9,536
c. Unfunded retirement benefit obligation	(4,825)
d. No amortization of difference by accounting changes	-
e. Unrecognized actuarial difference	89
f. Unrecognized prior service cost (decrease of obligation)	718
g. Net pension liability recognized in the consolidated balance sheet	(4,017)
h. Prepaid pension cost	-
i. Reserve for employees retirement and severance benefits	(4,017)
2. Retirement benefit cost for the year	
a. Service cost	842
b. Interest cost	437
c. Expected return on plan assets	(248)
d. Amortization of difference by accounting changes	(563)
e. Amortization of actuarial difference	1,420
f. Amortization of prior service cost	721
g. Retirement benefit cost	2,610

3. Basis of calculation

a. Method of attributing benefits to years of service	Straight-line basis
b. Discount rate	1.5% to 7.0%
c. Expected return rate on plan assets	1.5% to 8.0%
d. Amortization years of prior service cost	one to ten years
e. Amortization years of actuarial difference	fully amortized in the same fiscal year as incurred at the Company to file consolidated statements
f. Amortization years of difference by accounting changes	fully amortized in the initial fiscal year

II As of March 31, 2002

Yen in Millions

	2002
1. Retirement benefit obligation at the end of year	
a. Retirement benefit obligation	(15,550)
b. Plan assets	9,931
c. Unfunded retirement benefit obligation	(5,619)
d. No amortization of difference by accounting changes	-
e. Unrecognized actuarial difference	920
f. Unrecognized prior service cost (decrease of obligation)	281
g. Net pension liability recognized in the consolidated balance sheet	(4,416)
h. Prepaid pension cost	-
i. Reserve for employees retirement and severance benefits	(4,416)
2. Retirement benefit cost for the year	
a. Service cost	1,095
b. Interest cost	550
c. Expected return on plan assets	(282)
d. Amortization of difference by accounting changes	-
e. Amortization of actuarial difference	613
f. Amortization of prior service cost	510
g. Retirement benefit cost	2,488

3. Basis of calculation

a. Method of attributing benefits to years of service	Straight-line basis
b. Discount rate	1.5% to 7.0%
c. Expected return rate on plan assets	1.5% to 8.0%
d. Amortization years of prior service cost	one to ten years
e. Amortization years of actuarial difference	Mainly fully amortized in the same fiscal year as incurred
f. Amortization years of difference by accounting changes	——

PRODUCTION, ORDER AND SALES INFORMATION

Years ended March 31, 2001 and 2002

Yen in Millions

1. Production

	2001	2002
Electronic entertainment products		
(Hardware)		
Handheld	139,908	**180,707**
Console	17,981	**107,191**
Other	16,435	**28,197**
	174,324	**316,096**
(Software)		
Handheld	143,617	**160,439**
Console	136,416	**63,281**
Other	219	**-**
	280,253	**223,721**
Sub-Total	454,578	**539,817**
Other products	2,638	**1,278**
Total	457,217	**541,096**

2. Order

	2001		2002	
	Orders received	Back orders	**Orders received**	**Back orders**
Electronic entertainment products				
Handheld	49,528	3,095	**79,065**	**3,916**
Console	20,699	286	**13,266**	**849**
Total	70,228	3,381	**92,331**	**4,765**

3. Sales

	2001	2002
Electronic entertainment products		
(Hardware)		
Handheld	123,396	**189,753**
Console	29,694	**99,256**
Other	21,642	**26,878**
	174,733	**315,887**
(Software)		
Handheld	139,468	**164,779**
Console	129,392	**63,858**
Royalty income and contents income	14,629	**8,130**
Other	284	**130**
	283,775	**236,898**
Sub-Total	458,508	**552,785**
Other products	3,993	**2,100**
Total	462,502	**554,886**

Nintendo Co., Ltd.
11-1 Kamitoba hokotate-cho,
Minami-ku, Kyoto 601-8501
Japan

NON-CONSOLIDATED FINANCIAL STATEMENTS

FINANCIAL HIGHLIGHTS

Years ended March 31, 2001 and 2002
The amounts presented herein are rounded down under one million yen except as otherwise denominated.
Numbers in parentheses are negative.

Yen in Millions

	2001	2002
Net sales	351,066	**447,101**
Percentage change from previous year	(15.2%)	**27.4%**
Operating income	50,741	**65,033**
Percentage change from previous year	(51.4%)	**28.2%**
Income before income taxes and extraordinary items	164,533	**144,788**
Percentage change from previous year	118.0%	**(12.0%)**
Net income	86,777	**80,323**
Percentage change from previous year	76.7%	**(7.4%)**
Net income per share	¥612.54	**¥567.00**
Ratio of net income to net worth	11.6%	**9.8%**
Ratio of income before income taxes and extraordinary items to total assets	18.4%	**14.7%**
Ratio of income before income taxes and extraordinary items to net sales	46.9%	**32.4%**
Total cash dividends per share	¥120.00	**¥140.00**
Interim	¥60.00	**¥60.00**
Year-end	¥60.00	**¥80.00**
Payout ratio	19.6%	**24.7%**
Ratio of dividends to net worth	2.2%	**2.3%**
Financial position		
Total assets (1)	947,921	**1,026,478**
Shareholders' equity (2)	785,536	**849,919**
Ratio of net worth to total assets (2)/(1)	82.9%	**82.8%**
Shareholders' equity per share	¥5,544.87	**¥5,999.69**

[Notes]
Date of Shareholders' Meeting : June 27, 2002
Average number of shares issued and outstanding for the year ended March 31, 2002 : 141,664,976 shares
Number of shares issued and outstanding as of March 31, 2002 (excluding treasury stock) : 141,660,536 shares
Number of treasury stocks as of March 31, 2002 : 8,464 shares
Stock trading unit : 100 shares
Change of accounting policies : None

NON-CONSOLIDATED BALANCE SHEETS

As of March 31, 2001 and 2002

Yen in Millions

	2001		2002		Change
[Assets]					
Current assets:					
Cash and deposits	622,264		764,274		142,009
Notes receivable	2,202		2,101		(100)
Trade accounts receivable	153,297		69,505		(83,791)
Marketable securities	6,475		4,665		(1,810)
Inventories	6,601		17,552		10,951
Deferred income taxes - current	18,702		23,794		5,092
Other current assets	10,855		11,564		709
Allowance for doubtful accounts	(1,037)		(406)		631
	819,360	86.4 %	893,052	87.0 %	73,691
Fixed assets:					
Property, plant and equipment					
Buildings and structures	17,877		16,767		(1,109)
Machinery and equipment	110		121		11
Automobiles	36		30		(6)
Furniture and fixtures	1,596		1,634		38
Land	25,596		25,596		-
Construction in progress	29		-		(29)
	45,245	4.8 %	44,149	4.3 %	(1,095)
Intangible assets					
Software	342		83		(258)
Other intangible assets	99		34		(65)
	442	0.1 %	117	0.0 %	(324)
Investments and other assets					
Investments in securities	27,468		31,661		4,192
Investments in affiliates	39,472		39,817		345
Non-current receivable	4,551		4,818		267
Deferred income taxes - non-current	14,270		10,754		(3,516)
Other investments and other assets	1,661		6,932		5,270
Allowance for doubtful accounts	(4,551)		(4,825)		(273)
	82,873	8.7 %	89,157	8.7 %	6,284
	128,561	13.6 %	133,425	13.0 %	4,864
Total	947,921	100.0 %	1,026,478	100.0 %	78,556

As of March 31, 2001 and 2002

Yen in Millions

	2001		2002		Change
[Liabilities]					
Current liabilities:					
Notes payable	36,734		**20,459**		(16,275)
Trade accounts payable	45,151		**82,433**		37,281
Other accounts payable	7,418		**20,434**		13,016
Accrued income taxes	56,033		**22,146**		(33,886)
Advances received	692		**1,071**		378
Reserve for bonuses	1,511		**1,610**		99
Other current liabilities	11,069		**24,739**		13,669
	158,611	16.7 %	**172,896**	**16.8 %**	14,284
Non-current liabilities:					
Non-current accounts payable	418		**299**		(118)
Reserve for employee retirement and severance benefits	1,773		**1,675**		(98)
Reserve for directors retirement and severance benefits	1,581		**1,687**		105
	3,773	0.4 %	**3,662**	**0.4 %**	(110)
Total liabilities	162,385	17.1 %	**176,558**	**17.2 %**	14,173
[Shareholders' equity]					
Common stock	10,065	1.1 %	**10,065**	**1.0 %**	-
Additional paid-in capital	11,584	1.2 %	**11,584**	**1.1 %**	-
Legal reserve	2,516	0.3 %	**2,516**	**0.2 %**	-
Retained earnings	758,932	80.1 %	**822,085**	**80.1 %**	63,153
Special reserve	55		**53**		(2)
General reserve	660,000		**660,000**		-
Unappropriated	98,876		**162,032**		63,156
Unrealized gains on other securities	2,438	0.2 %	**3,848**	**0.4 %**	1,409
Treasury stock, at cost	-	- %	**(180)**	**(0.0 %)**	(180)
Total shareholders' equity	785,536	82.9 %	**849,919**	**82.8 %**	64,382
Total	947,921	100.0 %	**1,026,478**	**100.0 %**	78,556

NON-CONSOLIDATED STATEMENTS OF INCOME

Years ended March 31, 2001 and 2002

Yen in Millions

	2001		**2002**		Change	
Net sales	351,066	100.0 %	**447,101**	**100.0 %**	96,034	27.4 %
Cost of sales	259,224	73.8 %	**328,194**	**73.4 %**	68,970	26.6 %
Gross margin	91,842	26.2 %	**118,906**	**26.6 %**	27,064	29.5 %
Selling, general and administrative expenses	41,100	11.7 %	**53,873**	**12.1 %**	12,772	31.1 %
Operating income	50,741	14.5 %	**65,033**	**14.5 %**	14,291	28.2 %
Other income	114,124	32.5 %	**80,752**	**18.1 %**	(33,372)	(29.2 %)
Interest income and dividends	42,787		**31,224**		(11,563)	
Other	71,336		**49,527**		(21,809)	
Other expenses	333	0.1 %	**996**	**0.2 %**	663	199.0 %
Sales discount	328		**501**		173	
Other	4		**494**		490	
Income before income taxes and extraordinary items	164,533	46.9 %	**144,788**	**32.4 %**	(19,744)	(12.0 %)
Extraordinary income	2,123	0.6 %	**1,000**	**0.2 %**	(1,122)	(52.9 %)
Extraordinary loss	24,036	6.9 %	**9,249**	**2.1 %**	(14,786)	(61.5 %)
Income before income taxes	142,620	40.6 %	**136,539**	**30.5 %**	(6,080)	(4.3 %)
Provision for income taxes and enterprise tax	72,128	20.5 %	**58,813**	**13.1 %**	(13,315)	(18.5 %)
Income taxes deferred	(16,286)	(4.6 %)	**(2,597)**	**(0.6 %)**	13,689	(84.1 %)
Net income	86,777	24.7 %	**80,323**	**18.0 %**	(6,454)	(7.4 %)
Retained earnings brought forward	20,598		**90,209**		69,610	
Interim dividends	8,500		**8,499**		(0)	
Unappropriated retained earnings	98,876		**162,032**		63,156	

PROPOSAL OF APPROPRIATIONS

Years ended March 31, 2001 and 2002

Yen in Millions

	2001	**2002**	Change
Unappropriated retained earnings	98,876	**162,032**	63,156
Reversal of special reserve	2	**2**	(0)
Reversal of general reserve	-	**100,000**	100,000
Total	98,879	**262,035**	163,156
Cash dividends	8,500	**11,332**	2,832
	(• 60.00 per share)	**(• 80.00 per share)**	
Directors' bonuses	170	**170**	-
Retained earnings - carried forward	90,209	**250,532**	160,323

[Notes]

Interim dividends (8,499 million yen, • 60 per share) were paid on December 10, 2001.

BASIS OF NON-CONSOLIDATED FINANCIAL STATEMENTS

1. A valuation basis and method of important assets

(A) Securities

Held-to-maturity bonds	Amortized cost method (by straight-line method)
Securities of subsidiaries and affiliates	Cost, determined by the moving average method
Other securities	
Marketable other securities	Market price method, based on the market value at balance sheet date (Losses are charged to income, and unrealized gains, net of tax are charged to shareholders' equity.)
Non-marketable other securities	Cost, determined by the moving average method

(B) Derivatives

Market price method

(C) Inventories

Lower of cost, determined by the moving average method, or market

2. Depreciation method of fixed assets

(A) Tangible assets

Declining balance method (Some equipments are depreciated over economic useful lives.)
Buildings(exclusive of structures) acquired on or after April 1,1998 are depreciated using the straight-line method.
Durability period for major assets is as follows:
Buildings : 3 to 50 years

(B) Intangible assets

Straight-line method
As for software for the in-house use, straight-line method based on usable period (mainly five years).

3. Translation basis of assets and/or liabilities denominated in foreign currencies

Receivables and/or payables denominated in foreign currencies are translated into Japanese yen by the spot exchange rates at the end of fiscal year. Exchange gains or losses are charged to income.

4. Allowance and reserve

(A) Allowance for doubtful accounts

The allowance for general accounts receivables is calculated with actual percentage of credit losses to provide against losses on bad debts. And that for each doubtful account is calculated with an estimated amount of probable bad debt.

(B) Reserve for bonuses

The reserve for bonuses is calculated with estimated prorated amounts to be paid.

(C) Reserve for employee retirement and severance benefits

The reserve for employee retirement and severance benefits is calculated with estimated amounts to be required at the end of fiscal year, on the basis of the cost of retirement benefits and plan assets at the end of such fiscal year.
Actuarial difference is amortized in the same year as incurred.

(D) Reserve for directors retirement and severance benefits

The reserve for directors retirement and severance benefits is calculated with estimated amounts to be paid at the end of fiscal year, based on the Company's internal rules.

5. Lease transactions

Leases, other than those leases deemed to transfer the ownership of the leased assets to lessees, are accounted for as operating leases.

6. Consumption tax

The consumption tax and the provincial consumption tax are recorded as asset / liability when they are received / paid.

ADDITIONAL INFORMATION

For the year ended March 31, 2001, treasury stock is listed in other current assets (16 million yen). For the year ended March 31, 2002, it is listed in Shareholders' equity in accordance with revised Regulations of Financial Statements.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

Balance sheets information;

Yen in Millions
Shares in thausands

	2001	2002
1. Accumulated depreciation of tangible assets	18,227	**21,406**
2. Receivable from affiliates		
Notes and trade accounts receivable	138,637	**59,140**
3. Guaranteed liabilities	279	**348**
<DM and EUR in thousands>	*<DM5,000>*	***<EUR3,000>***
4. Number of authorized shares	400,000	**400,000**
Number of issued and outstanding shares	141,669	**141,669**

Statements of income information;

Yen in Millions

	2001	2002
1. Research and development costs	13,052	**13,145**
2. Transactions with affiliates		
Net sales	210,341	**279,730**
Dividend income	11,475	**15,876**

Leas transaction information;

Yen in Millions

	2001	2002
Finance lease		
1. Notional acquisition costs, accumulated depreciation and balance		
Acquisition costs	272	**374**
Accumulated depreciation	132	**160**
Balance at the end of year	139	**214**
2. Future lease payments		
Within a year	62	**104**
Over a year	77	**109**
Total	139	**214**
3. Lease expense and notional depreciation expense		
Lease expense	83	**110**
Depreciation expense	83	**110**

4. Calculation method of depreciation expense
Straight-line method over lease period, with zero residual value.

Securities information;

Any securities of subsidiaries and affiliates do not have market value in this fiscal year and the previous fiscal year.

Tax effect accounting information;

Year ended March 31, 2001

1. Significant components of deferred tax assets and liabilities are summarized as follows

	Yen in Millions
	2001
Deferred tax assets:	
Research and development costs	6,763
Accrued enterprise tax	5,713
Unrealized loss on investment in securities	5,402
Inventory - write-downs	4,169
Unrealized loss on land	2,515
Allowance for doubtful accounts	1,888
Copyright expenses	1,407
Accrued expenses	1,277
Loss on investments in affiliates	1,224
Reserve for employee retirement and severance benefits	745
Reserve for directors retirement and severance benefits	664
Other	3,007
Total deferred tax assets	34,778
Deferred tax liabilities:	
Unrealized gains on other securities	(1,765)
Other	(40)
Total deferred tax liabilities	(1,805)
Net deferred tax assets	32,972

2. Reconciliation of the statutory tax rate and the effective income tax rate

Statutory tax rate	42.0%
Increase (reduction) in taxes resulting from:	
Expenses not deductible for tax purposes	0.2%
Indirect foreign tax credit on dividends from affiliates	(2.8%)
Other	(0.2%)
Effective income tax rate	39.2%

Year ended March 31, 2002

1. Significant components of deferred tax assets and liabilities are summarized as follows

	Yen in Millions
	2002
Deferred tax assets:	
Other A/P and accrued expenses	10,934
Research and development costs	4,862
Inventory - write-downs	4,156
Unrealized loss on land	2,515
Accrued enterprise tax	2,459
Allowance for doubtful accounts	2,080
Loss on investments in affiliates	1,704
Unrealized loss on investment in securities	1,590
Copyright expenses	1,477
Depreciation	1,405
Other	4,613
Total deferred tax assets	37,799
Deferred tax liabilities:	
Unrealized gains on other securities	(2,786)
Other	(463)
Total deferred tax liabilities	(3,250)
Net deferred tax assets	34,548

2. Reconciliation of the statutory tax rate and the effective tax rate

This information is excluded, since the difference is not more than five one hundredth of the statutory tax rate.

DIRECTORS' CHANGE

I. Change in representative directors (Scheduled date: May 31, 2002)

1. Representative directors to be inaugurated (including changes in title):

Chairman
Atsushi Asada (present position: Representative Director, Executive Vice President)

President
Satoru Iwata (present position: Director/General Manager, Corporate Planning Division)

Senior Managing Director/General Manager, Corporate Analysis & Administration Division
Yoshihiro Mori (present position: Representative Director
Managing Director/General Manager, Corporate Analysis & Administration Division)

Senior Managing Director/General Manager, Licensing Division
Shinji Hatano (present position: Director/General Manager, Licensing Division)

Senior Managing Director/General Manager, Integrated Research & Development Division
Genyo Takeda (present position: Director/General Manager, Integrated Research & Development Division)

Senior Managing Director/General Manager, Entertainment Analysis & Development Division
Shigeru Miyamoto (present position: Director/General Manager, Entertainment Analysis & Development Division)

2. Representative directors to be retired

Director/Executive Adviser
Hiroshi Yamauchi (present position: President)

Managing Director
Akio Tsuji * (present position: Managing Director/General Manager, General Affairs Division)

II. Change in others

(Scheduled date: May 31, 2002)

Managing Director/General Manager, Finance & Information Systems Division
Masaharu Matsumoto (present position: Director/General Manager, Finance & Information Systems Division)

Managing Director/General Manager, Manufacturing Division
Nobuo Nagai (present position: Director/General Manager, Manufacturing Division)

General Manager, General Affairs Division
Eiichi Suzuki ** (present position: Standing Corporate Adviser)

(Scheduled date: June 27, 2002)

Director/Executive Adviser
Akio Tsuji *

III. New Director candidates (Scheduled date: June 27, 2002)

Managing Director/General Manager, General Affairs Division
Eiichi Suzuki **

Director/President, Nintendo of America Inc.
Tatsumi Kimishima (present position: President, Nintendo of America Inc.)

IV. Director to be retired (Scheduled date: June 27, 2002)

Corporate Adviser
Hiroshi Imanishi (present position: Director/General Manager, Corporate Communication Division)

Reference sources

1. CONSOLIDATED ACTUAL SALES UNITS AND NUMBER OF NEW TITLES

Sales Units in Ten Thousands
Number of New Titles Released

		2001	2002	Life-to-Date
[Domestic]				
GAME BOY	Hardware	337	**91**	3,243
	Software	1,769	**430**	15,608
	New titles	176	**85**	1,250
GAME BOY ADVANCE	Hardware	106	**492**	598
	Software	271	**1,024**	1,295
	New titles	25	**143**	168
NINTENDO 64	Hardware	20	**5**	554
	Software	756	**59**	3,963
	New titles	25	**4**	196
NINTENDO GAMECUBE	Hardware	-	**157**	157
	Software	-	**406**	406
	New titles	-	**22**	22
[Overseas]				
GAME BOY	Hardware	1,549	**378**	8,599
	Software	5,850	**3,010**	33,200
	New titles	220	**77**	959
GAME BOY ADVANCE	Hardware	1	**1,217**	1,218
	Software	1	**3,682**	3,683
	New titles	-	**149**	149
NINTENDO 64	Hardware	265	**45**	2,738
	Software	2,839	**715**	18,466
	New titles	58	**7**	296
NINTENDO GAMECUBE	Hardware	-	**223**	223
	Software	-	**1,030**	1,030
	New titles	-	**42**	42
[Total]				
GAME BOY	Hardware	1,886	**470**	11,842
	Software	7,619	**3,440**	48,807
GAME BOY ADVANCE	Hardware	107	**1,709**	1,816
	Software	273	**4,705**	4,978
Total	Hardware	1,993	**2,178**	13,657
	Software	7,891	**8,146**	53,785
NINTENDO 64	Hardware	285	**50**	3,292
	Software	3,595	**774**	22,429
NINTENDO GAMECUBE	Hardware	-	**380**	380
	Software	-	**1,437**	1,437

[Notes] 1. Overseas titles include solely new titles in the United States market.
2. GAME BOY domestic titles include Nintendo Power titles.

2. BALANCE OF MAJOR FOREIGN CURRENCY CASH / DEPOSITS AND ACCOUNTS RECEIVABLE WITHOUT EXCHANGE CONTRACT (NON-CONSOLIDATED)

	As of Mar. 31, 2001		**As of Mar. 31, 2002**	
	Amount	Year-end exchange rate	**Amount**	**Year-end exchange rate**
Cash and Deposits	US$ 1,926 million DM 1,537 million	US$ 1.00=¥ 123.90 DM 1.00 =¥ 55.90	**US$ 3,057 million** **€ 1,637 million**	**US$ 1.00=¥ 133.25** **€ 1.00=¥ 116.14**
Accounts Receivable	US$ 840 million DM 613 million		**US$ 337 million** **€ 134 million**	

SUMMARY OF CERTAIN DIFFERENCES BETWEEN HK GAAP AND US GAAP

The preparation of financial statements in accordance with HK GAAP differs in certain material respects from US GAAP. Certain differences between HK GAAP applicable to the Group and US GAAP are summarised below. This summary should not be construed as being exhaustive. In making an investment decision, investors must rely upon their own examination of the Group, the terms of the offering and the Group's financial information. Potential investors should consult their own professional advisors for an understanding of the differences between HK GAAP and US GAAP, and how these differences might affect the financial information herein. Additionally, no attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions and events are presented in the financial statements or notes thereto. Further, no attempt has been made to identify future differences between HK GAAP and US GAAP as a result of prescribed changes in accounting standards. Regulatory bodies that promulgate HK GAAP and US GAAP have significant projects ongoing that could affect future comparisons such as this one. Finally, no attempt has been made to identify all future differences between HK GAAP and US GAAP that may affect the Group's financial information as a result of transactions or events that may occur in the future.

Basis of consolidation

Under HK GAAP, the combined financial statements include the accounts of the Company and its subsidiaries. A subsidiary is a company whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities.

Under US GAAP, consolidation is generally required when one of the companies in a group directly or indirectly has a controlling financial interest in the other companies. The usual condition for controlling financial interest is ownership of a majority of the voting interest and, therefore, as a general rule ownership by one company, directly or indirectly, of over fifty percent of the outstanding voting shares of another company is a condition pointing towards consolidation. Consolidation of majority-owned subsidiaries is required in the preparation of consolidated financial statements, unless (i) control is considered temporary or (ii) control does not rest with the majority owner. In addition, FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51", requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

Acquisition of business and accounting for goodwill

Under HK GAAP, goodwill arising on acquisition of subsidiaries represents the excess of the cost of the acquisition over the Group's share of the fair values of the identifiable assets and liabilities acquired as at the date of acquisition. Goodwill arising on acquisition is recognised in the combined balance sheets as an asset and amortised on the straight-line basis over its estimated useful life of five years.

Under US GAAP, generally, the excess of the purchase consideration over the sum of the amounts assigned to assets acquired less liabilities assumed, is accounted for as goodwill. In June 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets". Among other things, SFAS No. 141 includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after 30 June 2001. SFAS No. 142 prohibits the amortisation of goodwill. SFAS No. 142 requires that goodwill be reviewed for impairment at least annually. SFAS No. 142 is effective for the Company beginning 1 January 2002. Goodwill recorded prior to 30 June 2001 is amortised through 31 December 2001 based on its estimated useful life. Goodwill recognised after 30 June 2001 is not amortised. Costs assigned to assets to be used in a particular research and development project and that have no alternative future use are charged to expense upon consummation of the acquisition.

Discontinued operations

Under HK GAAP, a discontinued operation is a component of an enterprise:

(a) that the enterprise, pursuant to a single plan, is:

  (i) disposing of substantially in its entirety, such as by selling the component in a single transaction, by demerger or spin-off of ownership of the component to the enterprise's shareholders;

  (ii) disposing of piecemeal, such as by selling off the component's assets and settling its liabilities individually; or

  (iii) terminating through abandonment;

(b) that represents a separate major line of business or geographical area of operations; and

(c) that can be distinguished operationally and for financial reporting purposes.

Accordingly, the disposal of Guangzhou Telink Telecom Engineering Consultant Ltd. is considered to be continuing operating activities.

Under US GAAP, SFAS No. 144 states that the results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations. A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable segment or an operating segment, a reporting unit, a subsidiary, or an asset group.

Nintendo Co.,
11-1 Kamitoba hokotate-cho,
Minami-ku, Kyoto 601-8501
Japan

CONSOLIDATED FINANCIAL STATEMENTS

Nintendo Co., Ltd. and Consolidated Subsidiaries

FINANCIAL HIGHLIGHTS

Six months ended September 30, 2001 and 2002, and year ended March 31, 2002

The amounts presented herein are rounded down under one million yen except as otherwise denominated.

Numbers in parentheses are negative.

	Sept. 30 2001	Sept. 30 2002	Mar. 31 2002
			Yen in Millions
Net sales	225,722	**208,002**	554,886
Percentage change from previous half year	18.4%	**(7.8%)**	
Operating income	51,221	**27,924**	119,151
Percentage change from previous half year	29.6%	**(45.5%)**	
Income before income taxes and extraordinary items	51,557	**8,416**	186,618
Percentage change from previous half year	(17.8%)	**(83.7%)**	
Net income	34,349	**18,974**	106,444
Percentage change from previous half year	14.4%	**(44.8%)**	
Net income per share	¥242.47	**¥133.95**	¥751.39
Financial position			
Total assets (1)	1,065,615	**1,161,847**	1,156,715
Shareholders' equity (2)	858,411	**934,675**	935,075
Ratio of net worth to total assets (2) / (1)	80.6%	**80.4%**	80.8%
Shareholders' equity per share	¥6,059.41	**¥6,598.18**	¥6,600.82
Cash flows			
Cash flows from operating activities	(18,546)	**(56,539)**	56,234
Cash flows from investing activities	(65,151)	**13,174**	(5,117)
Cash flows from financing activities	(8,528)	**(11,379)**	(17,146)
Cash and cash equivalents - Ending	680,987	**778,597**	863,116

Scope of consolidation and equity method application

Consolidated subsidiaries	20
(of which, newly added ··· 1 excluded ··· 3)	
Non-consolidated subsidiary with equity method applied	1
Affiliates with equity method applied	8
(of which, newly added ··· 0 excluded ··· 4)	

COMPANY GROUP INFORMATION

Nintendo Co., Ltd. ("the Company") and its related companies, which are composed of the Company, twenty-two subsidiaries, and ten affiliates as of September 30, 2002, operate manufacturing and sales of electronic entertainment products as a major business. Chart of business by the Company and its related companies are as follows.


Customers
Distributor
(a) Nintendo of America Inc.
(a) Nintendo of Canada Ltd.
(a) Nintendo of Europe GmbH
(a) Nintendo France S.A.R.L.
(a) Nintendo Benelux B.V.
(a) Nintendo España, S.A.
(a) Nintendo Australia Pty. Ltd.
(a) Nintendo Phuten Co., Ltd.
Electronic registration service of merchandise
(a) SiRAS.com Inc.
Retailer etc.
(a) Nintendo Services USA, Inc.
(d) Pokémon USA, Inc.
Market research etc.
(a) NES Merchandising Inc.
(a) NHR Inc.
(a) HFI Inc.
Retailer etc.
(d) The Pokémon Company
Management of game creator etc.
(a) WARPSTAR, Inc.
(c) Fukuei Co., Ltd.
(d) Marigul Management Inc.
(d) MGM Fund Inc.
Nintendo Co., Ltd.
Software development etc.
(a) Nintendo Technology Development Inc.
(a) Nintendo Software Technology Corporation
(a) Rare Acquisition Inc.
(a) Retro Studios, Inc.
(b) A/N Software Inc.
(d) Silicon Knights Inc.
(d) iKuni Inc.
(e) Midway/Nintendo Inc.
Software development etc.
(a) ND CUBE Co., Ltd.
(a) Brownie Brown Inc.
(d) Mobile 21 Co., Ltd.
(d) HAL LABORATORY, INC.
(e) Ape inc.
Sales channel
Other channel

The number of companies

(a) Consolidated subsidiaries	20
(b) Non-consolidated subsidiary with equity method applied	1
(c) Non-consolidated subsidiary with equity method non-applied	1
(d) Affiliates with equity method applied	8
(e) Affiliates with equity method non-applied	2

MANAGEMENT POLICY

1. Basic management policy

Nintendo Co., Ltd. ("the Company") and its consolidated subsidiaries (together with the Company, "Nintendo") strive to create new and unique hardware systems and interactive video games, in both the home entertainment and handheld gaming environments.

Nintendo seeks to provide consumers with a "world of entertainment", which is both innovative and fun with creative elements they have never experienced.

2. Basic policy of profit distribution

It is the Company's basic policy to internally provide the capital necessary to fund future growth, including capital investments, and to maintain a strong and liquid financial position. From our shareholders' perspective, it is our policy to keep the level of dividends stable for a long period of time.

Retained earnings are maintained for development of new products, capital investments, reinforcement of sales systems, and the possibility of a common stock share buyback.

3. View and policy of stock trading unit reduction

To assist new investors and to make the Company's common stocks more widely available, the Company changed the number of stock trading units from 1,000 shares to 100 shares in 1991. A further reduction of stock trading units would require a significant amount of cost and will require in-depth consideration from cost-effectiveness and stock liquidity viewpoints.

4. Medium and long term management strategy and challenges

In today's competitive video game market, dramatic improvements have been made in hardware capabilities by utilizing new technologies; however, it is becoming increasingly more difficult to create new and unique games which utilize the full capabilities of the new hardware. Nintendo is focusing more time and more resources on developing a new world of video game entertainment featuring its well-known franchise of characters while creating new characters and game concepts. The Company has expanded and strengthened its R&D functions and works constantly to increase its profits through innovation and cost management.

OPERATING RESULT

1. Review of operations

During the six month period ended September 30, 2002, the business environment surrounding the world economy was sluggish and concerns about the future have been growing strong. As for the Japanese economy, while recovery has been seen in some sectors of business, bad debts of banks and deflation problems have not yet been solved. Furthermore, with the effect of low share prices, the Japanese economy is yet in a crucial situation. The U.S. economy has experienced some pattern of recovery due to steady consumer spending in the first half of this period. Thereafter, the accounting fraud scandals caused share prices to drop, throwing a shade over economic recovery. With the effect, the European economy continued in a stagnated situation.

In the video game industry, with the permeation of new generation home entertainment consoles throughout the world, competition has become even more intense.

Under such circumstances, Nintendo launched NINTENDO GAMECUBE (a new home entertainment console) in Europe after its release in Japan and the U.S. markets and has been developing unique high quality software in which users can enjoy better than ever before.

As a result, consolidated net sales for six month ended September 30, 2002 were 208 billion yen, including overseas sales of 172.7 billion yen, which accounted for 83.1% of the sales. Income before income taxes and extraordinary items was 8.4 billion yen because of the trend of yen appreciation. Net income was 18.9 billion yen due to sale of the stock of our affiliates etc.

With respect to sales by business category, in the electronic products division, GAME BOY ADVANCE hardware sales continued to be strong as new color versions were introduced worldwide. In addition, software titles such as "Super Mario Advance 2" were well received by consumers. On the other hand, NINTENDO GAMECUBE, although there was an impact by the price cuts on hardware initiated by competitors in the U.S. market, sold steadily and the wireless controller WAVEBIRD gained popularity. As for its software, "Super Mario Sunshine" became a worldwide million seller. Total net sales in the electronic entertainment products division were 207.3 billion yen, while sales in other products division (playing cards, karuta, etc.) were 0.6 billion yen.

With respect to geographic segment information, sales in Japan was 223.9 billion yen, 101.2 billion yen in The Americas, and 66 billion yen in Europe.

2. Cash Flows

Cash and cash equivalents (cash) as at September 30, 2002 was 778.5 billion yen (as at previous fiscal year-end was 863.1 billion yen), as the decrease of cash from operating activities exceeded the increase from investing and financing activities.

Cash flows from operating activities:

Net cash provided by operating activities decreased by 56.5 billion yen (18.5 billion yen decrease in the previous consolidated semi-annual fiscal year). Payment for income taxes decreased, however, factors such as the decrease in income before income taxes and minority interests and the increase of inventory caused this.

Cash flows from investing activities:

Net cash used in investing activities increased by 13.1 billion yen (65.1 billion yen decrease in the previous consolidated semi-annual fiscal year). The amount of time deposits made during this period was less than the deposits which became due in this period. Sale of the stocks of our affiliates during this period was another reason of the increase.

Cash flows from financing activities:

Net cash used in financing activities decreased by 11.3 billion yen (8.5 billion yen decrease in the previous consolidated semi-annual fiscal year). The increase in cash dividends was a major factor.

3. Annual Outlook

Utilizing its advantage as a platform holder of consoles as well as handheld devices, Nintendo offers a first-time ever new style of gaming that is created with the combination of hardware and software, such as a link of NINTENDO GAMECUBE with GAME BOY ADVANCE and the addition of CARD e-READER which enables interaction with playing cards. Based on this approach, Nintendo devotes its strength into developing fun and entertaining software that has never been seen and offers users a fulfilling lineup of high quality software.

4. Litigations

Nintendo, on October 1, 1998, strengthened its compliance with The European Commission by internally investigating its past trade practices in Europe, disclosing such information, and took corrective measures.

Then the Commission, in April 2000, after expressing objection that the acts fall upon "limitation of competition within the EU common market" which is prohibited by Item 81 in the EU treaty, determined to apply a fine of 149 million euros (17.95 billion yen).

Nintendo finds this fine to be unjustly high and is in the process of appealing to the European Court of First Instance.

CONSOLIDATED BALANCE SHEETS

As of September 30, 2001 and 2002, and March 31, 2002

Yen in Millions

	Sept. 30 2001		Sept. 30 2002		Mar. 31 2002	
[Assets]						
Current assets:						
Cash and deposits	782,390		797,969		894,547	
Notes and trade accounts receivable	67,210		69,798		45,861	
Marketable securities	5,737		12,839		10,108	
Inventories	42,848		100,021		43,868	
Deferred income taxes - current	34,772		34,265		34,467	
Other current assets	17,879		34,509		15,168	
Allowance for doubtful accounts	(5,526)		(5,907)		(6,251)	
	945,312	88.7 %	1,043,495	89.8 %	1,037,770	89.7 %
Fixed assets:						
Property, plant and equipment						
Buildings and structures	25,237		22,916		26,196	
Land	34,090		33,229		35,045	
Other property, plant and equipment	5,488		4,935		5,440	
	64,816	6.1 %	61,081	5.3 %	66,681	5.8 %
Intangible assets	195	0.0 %	207	0.0 %	174	0.0 %
Investments and other assets						
Investments in securities	33,129		39,109		32,589	
Deferred income taxes - non-current	14,186		12,502		12,496	
Other investments and other assets	8,255		5,526		7,092	
Allowance for doubtful accounts	(279)		(75)		(89)	
	55,291	5.2 %	57,062	4.9 %	52,089	4.5 %
	120,303	11.3 %	118,351	10.2 %	118,945	10.3 %
Total	1,065,615	100.0 %	1,161,847	100.0 %	1,156,715	100.0 %

As of September 30, 2001 and 2002, and March 31, 2002

Yen in Millions

	Sept. 30 2001		Sept. 30 2002		Mar. 31 2002	
[Liabilities]						
Current liabilities:						
Notes and trade accounts payable	98,737		137,195		106,685	
Accrued income taxes	19,291		13,681		30,376	
Reserve for bonuses	1,498		1,557		1,610	
Other current liabilities	79,043		68,119		73,535	
	198,571	18.6 %	220,553	19.0 %	212,208	18.3 %
Non-current liabilities:						
Non-current accounts payable	402		275		299	
Reserve for employee retirement and severance benefits	4,198		4,661		4,416	
Reserve for directors retirement and severance benefits	1,626		1,669		1,687	
	6,228	0.6 %	6,605	0.6 %	6,403	0.6 %
Total liabilities	204,799	19.2 %	227,159	19.6 %	218,611	18.9 %
[Minority interests]						
Minority interests	2,404	0.2 %	11	0.0 %	3,028	0.3 %
[Shareholders' equity]						
Common stock	10,065	1.0 %	-	- %	10,065	0.9 %
Additional paid-in capital	11,584	1.1 %	-	- %	11,584	1.0 %
Consolidated retained earnings	841,137	78.9 %	-	- %	904,732	78.2 %
Unrealized gains on other securities	2,417	0.2 %	-	- %	3,848	0.3 %
Translation adjustments	(6,723)	(0.6 %)	-	- %	5,025	0.4 %
Treasury stock, at cost	(69)	(0.0 %)	-	- %	(180)	(0.0 %)
Total shareholders' equity	858,411	80.6 %	-	- %	935,075	80.8 %
Common stock	-	- %	10,065	0.8 %	-	- %
Additional paid-in capital	-	- %	11,584	1.0 %	-	- %
Retained earnings	-	- %	912,204	78.5 %	-	- %
Unrealized gains on other securities	-	- %	3,333	0.3 %	-	- %
Translation adjustments	-	- %	(2,267)	(0.2 %)	-	- %
Treasury stock, at cost	-	- %	(245)	(0.0 %)	-	- %
Total shareholders' equity	-	- %	934,675	80.4 %	-	- %
Total	1,065,615	100.0 %	1,161,847	100.0 %	1,156,715	100.0 %

Nintendo Co., Ltd.

CONSOLIDATED STATEMENTS OF INCOME

Six months ended September 30, 2001 and 2002, and year ended March 31, 2002

Yen in Millions

	Sept. 30 2001		**Sept. 30 2002**		Mar. 31 2002	
Net sales	225,722	100.0 %	**208,002**	**100.0 %**	554,886	100.0 %
Cost of sales	130,458	57.8 %	**141,879**	**68.2 %**	334,620	60.3 %
Gross margin	95,263	42.2 %	**66,123**	**31.8 %**	220,266	39.7 %
Selling, general and administrative expenses	44,041	19.5 %	**38,199**	**18.4 %**	101,114	18.2 %
Operating income	51,221	22.7 %	**27,924**	**13.4 %**	119,151	21.5 %
Other income						
Interest income	12,264		**8,756**		22,904	
Foreign exchange gain	-		**-**		43,419	
Other	1,237		**1,221**		2,391	
Total other income	13,502	6.0 %	**9,977**	**4.8 %**	68,715	12.3 %
Other expenses						
Sales discount	219		**96**		473	
Equity in losses of non-consolidated subsidiary and affiliates	-		**223**		127	
Foreign exchange loss	12,936		**29,105**		-	
Other	10		**60**		647	
Total other expenses	13,166	5.9 %	**29,484**	**14.2 %**	1,248	0.2 %
Income before income taxes and extraordinary items	51,557	22.8 %	**8,416**	**4.0 %**	186,618	33.6 %
Extraordinary income	3,851	1.7 %	**19,248**	**9.3 %**	1,284	0.2 %
Extraordinary loss	223	0.1 %	**186**	**0.1 %**	4,879	0.8 %
Income before income taxes and minority interests	55,186	24.4 %	**27,478**	**13.2 %**	183,023	33.0 %
Provision for income taxes and enterprise tax	21,435	9.5 %	**9,180**	**4.4 %**	74,351	13.4 %
Income taxes deferred	(71)	(0.0 %)	**(598)**	**(0.3 %)**	2,445	0.4 %
Minority interests	(527)	(0.3 %)	**(78)**	**(0.0 %)**	(218)	(0.0 %)
Net income	34,349	15.2 %	**18,974**	**9.1 %**	106,444	19.2 %

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Six months ended September 30, 2001 and 2002, and year ended March 31, 2002

Yen in Millions

	Sept. 30 2001	Sept. 30 2002	Mar. 31 2002
Consolidated retained earnings, beginning of period	815,457	-	815,457
Decrease			
Cash dividends	8,500	-	17,000
Directors' bonuses	170	-	170
Total decrease	8,670	-	17,170
Net income	34,349	-	106,444
Consolidated retained earnings, end of period	841,137	-	904,732
(Additional paid-in capital)			
Additional paid-in capital, beginning of period	-	11,584	-
Additional paid-in capital, end of period	-	11,584	-
(Retained earnings)			
Retained earnings, beginning of period	-	904,732	-
Increase			
Net income	-	18,974	-
Total increase	-	18,974	-
Decrease			
Cash dividends	-	11,332	-
Directors' bonuses	-	170	-
Total decrease	-	11,502	-
Retained earnings, end of period	-	912,204	-

CONSOLIDATED STATEMENTS OF CASH FLOWS

Six months ended September 30, 2001 and 2002, and year ended March 31, 2002

			Yen in Millions
	Sept. 30 2001	**Sept. 30 2002**	Mar. 31 2002
I Cash flows from operating activities:			
Income before income taxes and minority interests	55,186	**27,478**	183,023
Depreciation and amortization	2,730	**2,315**	5,639
Increase in allowance for doubtful accounts	209	**282**	248
Interest and dividends income	(12,335)	**(8,958)**	(23,029)
Interest expenses	0	**1**	0
Foreign exchange loss (gain)	10,594	**27,782**	(42,093)
Gain on sales of marketable securities	(5)	**-**	(5)
Reversal of unrealized loss on investments in securities	(2,864)	**-**	-
Unrealized loss on investments in securities	203	**143**	4,458
Equity in losses of non-consolidated subsidiary and affiliates	(1)	**223**	127
Gain on sales of investments in affiliates	-	**(19,177)**	-
Decrease (increase) in notes and trade accounts receivable	(13,361)	**(24,773)**	10,983
Decrease (increase) in inventories	(20,607)	**(56,566)**	(21,308)
Increase (decrease) in notes and trade accounts payable	10,265	**15,119**	22,189
Increase in consumption taxes payable	540	**589**	498
Directors' bonuses paid	(170)	**(170)**	(170)
Other, net	5,770	**(4,805)**	2,244
Sub-total	36,154	**(40,514)**	142,807
Interest and dividends received	12,419	**8,838**	23,201
Interest paid	(0)	**(1)**	(0)
Income taxes paid	(67,119)	**(24,861)**	(109,773)
Net cash provided by (used in) operating activities	(18,546)	**(56,539)**	56,234
II Cash flows from investing activities:			
Increase in time deposits	(103,295)	**(27,588)**	(140,959)
Decrease in time deposits	44,492	**37,265**	155,057
Payments for acquisition of marketable securities	(30,666)	**(25,493)**	(59,746)
Proceeds from sale of marketable securities	35,762	**22,220**	59,202
Payments for acquisition of property, plant and equipment	(9,800)	**(1,545)**	(13,096)
Proceeds from sale of property, plant and equipment	822	**347**	886
Payments for investments in securities	(12,000)	**(17,000)**	(24,033)
Proceeds from investments in securities	9,998	**8,659**	17,968
Sales of business entities	-	**17,463**	-
Other, net	(465)	**(1,153)**	(396)
Net cash provided by (used in) investing activities	(65,151)	**13,174**	(5,117)
III Cash flows from financing activities:			
Proceeds from stock issued to minority interests	5	**-**	5
Payments for acquisition of treasury stock	(150)	**(50)**	(270)
Proceeds from sale of treasury stock	113	**-**	113
Cash dividends paid	(8,496)	**(11,329)**	(16,994)
Net cash provided by (used in) financing activities	(8,528)	**(11,379)**	(17,146)
IV Effect of exchange rate changes on cash and cash equivalents	(12,777)	**(29,774)**	43,154
V Net increase (decrease) of cash and cash equivalents	(105,004)	**(84,519)**	77,123
VI Cash and cash equivalents - Beginning	785,992	**863,116**	785,992
VII Cash and cash equivalents - Ending	680,987	**778,597**	863,116

BASIS OF CONSOLIDATED FINANCIAL STATEMENTS

1. Scope of consolidation

Consolidated subsidiaries	20	Nintendo of America Inc. NES Merchandising Inc. NHR Inc. HFI Inc. Nintendo of Canada Ltd. Nintendo of Europe GmbH Nintendo France S.A.R.L. Nintendo España, S.A. Nintendo Benelux B.V. Nintendo Australia Pty. Ltd. Rare Acquisition Inc. Nintendo Phuten Co., Ltd. Nintendo Technology Development Inc. Nintendo Software Technology Corporation SiRAS.com Inc. Nintendo Services USA, Inc. Retro Studios, Inc ND CUBE Co., Ltd. Brownie Brown Inc. WARPSTAR, Inc.

Retro Studios, Inc. is newly consolidated (effective with this six month consolidated accounting period) because of the additional share acquisition. Rare Limited, Rare Inc., and Rare Toys & Games, Inc. are excluded from consolidation as the stock of Rare Limited and Rareware Limited have been sold.

Non-consolidated subsidiaries	2	Fukuei Co., Ltd. A/N Software Inc.

Above two companies are excluded from consolidation as they are not considered to be significant.

2. Scope of equity method companies

Non-consolidated subsidiary with equity method applied	1	A/N Software Inc.
Affiliates with equity method applied	8	Marigul Management Inc. MGM Fund Inc. The Pokémon Company Mobile 21 Co., Ltd. HAL LABORATORY, INC. Silicon Knights Inc. iKuni Inc. Pokémon USA, Inc.

Retro Studios, Inc., because of becoming a consolidated subsidiary, Rareware Limited and Left Field Productions, because of sale of the stock, and MONEGI Co., because of liquidation as of September 30, 2002 are excluded from the scope of equity method affiliates.

With respect to (equity method applied) companies with different six-month end from consolidated six-month end (i.e., September 30), their financial statements are used as they are.

3. Semi-annual consolidated accounting period

Although six-month periods of Nintendo Phuten Co. , Ltd. and Retro Studios, Inc. end on June 30, which are different from consolidated six-month end, their financial statements through that period are used for consolidation as the variance of six-month end are within three months (so-called three month rule applicable). Important transactions between their six-month end and September 30 are reconciled for consolidation.

4. Accounting policies

(1) A valuation basis and method of important assets

(A) Securities

Held-to-maturity bonds	Amortized cost method (by straight-line method)
Other securities	
Marketable other securities	Market price method, based on the market value at balance sheet date (Losses are charged to income, and unrealized gains, net of tax are charged to shareholders' equity.)
Non-marketable other securities	Cost, determined by the moving average method

(B) Derivatives

Market price method

(C) Inventories

Lower of cost, determined by the moving average method, or market

(2) Depreciation method for fixed assets

(A) Tangible assets

The Company and its domestic consolidated subsidiaries	Declining balance method (Some equipments are depreciated over economic useful lives.) Buildings (exclusive of structures) acquired on or after April 1,1998 are depreciated using the straight-line method.
Overseas consolidated subsidiaries	Straight-line method over the estimated useful lives of the assets Estimatated useful lives of the principal assets: Buildings and structures: 3 to 60 years

(B) Intangible assets: Straight-line method. As for software for the in-house use, straight-line method based on usable period (mainly five years) is applied.

(3) Allowance and reserve

(A) Allowance for doubtful accounts

The Company and its domestic consolidated subsidiaries are calculating the allowance for general accounts receivables with actual percentage of credit losses to provide against losses on bad debts, as well as calculating the allowance for each doubtful account with an estimated amount of probable bad debts. Overseas consolidated subsidiaries are calculating the allowance for each doubtful account with an estimated amount of probable bad debts.

(B) Reserve for bonuses

The Company is calculating the reserve for bonuses with estimated prorated amounts to be paid.

(C) Reserve for employee retirement and severance benefits

The Company and certain consolidated subsidiaries are calculating the reserve for employee retirement and severance benefits with actuarially calculated amounts at the end of the six month period, on the basis of the cost of retirement benefits and plan assets at the end of the fiscal year.

(D) Reserve for directors retirement and severance benefits

The Company is calculating the reserve for directors retirement and severance benefits with estimated amounts to be paid at the end of this six month period, based on the Company's internal rules.

(4) Translation basis of assets and/or liabilities denominated in foreign currencies

Receivables and/or payables denominated in foreign currencies are translated into Japanese yen by the spot exchange rates at the end of the semi-annual fiscal year. Exchange gains or losses are charged to income. With respect to financial statements of overseas consolidated subsidiaries, balance sheets are translated into Japanese yen at exchange rates in effect at the balance sheet date for assets and liabilities. The average exchange rates for the semi-annual fiscal year are used for translation of revenue and expenses. The difference resulting from translation in this manner are shown as Minority Interests and Translation Adjustments in Shareholders' equity.

(5) Lease transactions

Finance leases that are deemed to transfer ownership of the leased assets to lessees are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's financial statements.

(6) Consumption tax

The consumption tax and the provincial consumption tax are recorded as asset / liability when they are received / paid.

5. Funds in consolidated statements of cash flows

Funds (cash and cash equivalents) in consolidated statements of cash flows cover cash on hand, deposits which are able to be withdrawn at any time, and short-time investments which are able to be cashed easily, with little risk of value fluctuation, for which the term of redemption comes within three months from the acquisition date.

ADDITIONAL INFORMATION

New Accounting Standards on Treasury stock and Legal reserves

Effective with the six-month period ended September 30, 2002, the Company adopted the provisions of Corporate Accounting Standard No. 1 with respect to the financial reporting for Treasury stock and Legal reserves. The impact due to the adoption is minimal in determining net income for this semi-annual accounting period.

In addition, pursuant to the revision of Interim Financial Statement Regulations, Shareholders' equity section in the balance sheet as of September 30, 2002 is reported in accordance with this revised Regulations.

Information about Earnings per share

Effective with the six-month period ended September 30, 2002, the Company adopted the provisions of Corporate Accounting Standard No. 2 with respect to the financial reporting for net income per share. There is no impact to the amount of net income per share for this semi-annual accounting period due to the adoption.

NOTES

Consolidated balance sheets information;

Yen in Millions

	Sept. 30 2001	Sept. 30 2002	Mar. 31 2002
Accumulated depreciation of tangible assets	32,120	**33,302**	33,530

Consolidated statements of cash flows information;

Reconciliation between cash and cash equivalents - ending and the amount shown on consolidated balance sheets

Yen in Millions

	Sept. 30 2001	Sept. 30 2002	Mar. 31 2002
Cash and deposits account	782,390	**797,969**	894,547
Bonds etc. due within three months period	350	**-**	-
Time deposits (over 3 months)	(101,752)	**(19,372)**	(31,430)
Cash and cash equivalents - Ending	680,987	**778,597**	863,116

Lease transaction information;

1. Finance lease

Pro forma information of leased assets under finance leases that do not transfer ownership of the leased assets to the lessee on an "as if capitalized" basis is as follows:

Yen in Millions

	Sept. 30 2001	Sept. 30 2002	Mar. 31 2002
(1) Acquisition cost and accumulated depreciation			
Acquisition cost	529	**771**	829
Accumulated depreciation	240	**467**	411
Net leased assets	289	**304**	417
(2) Obligations under finance leases			
Due within one year	138	**198**	220
Due after one year	150	**105**	196
Total	289	**304**	417
(3) Lease payments and depreciation expense			
Lease payments	78	**115**	214
Depreciation expense	78	**115**	214

(4) Calculation method of depreciation expense

Straight-line method over lease period, with zero residual value.

2. Operating lease

The minimum rental commitments under noncancelable operating leases as of the end of each period are as follows:

	Sept. 30 2001	Sept. 30 2002	Mar. 31 2002
Due within one year	151	**540**	459
Due after one year	403	**3,976**	4,224
Total	554	**4,517**	4,683

SEGMENT INFORMATION

1. Segment information by business categories

Because the company operates predominantly in one industry segment which is accounted for over 90% of total sales, operating income, this information is not applicable to our business.

2. Segment information by seller's location

Yen in Millions

Six months ended Sept 30, 2001	Domestic	The Americas	Europe	Other	Total	Eliminations or unallocated assets	Consolidated
Net sales and operating income							
Net sales							
(1) Sales to third parties	73,435	97,020	52,040	3,224	225,722	-	225,722
(2) Inter segment sales	109,332	544	2,447	0	112,325	(112,325)	-
Total	182,768	97,564	54,488	3,225	338,047	(112,325)	225,722
Cost of sales and selling, general and administrative expenses	150,850	83,347	48,334	3,047	285,580	(111,080)	174,500
Operating income	31,917	14,217	6,153	178	52,467	(1,245)	51,221

Six months ended Sept 30, 2002	Domestic	The Americas	Europe	Other	Total	Eliminations or unallocated assets	Consolidated
Net sales and operating income							
Net sales							
(1) Sales to third parties	37,836	100,946	66,027	3,192	208,002	-	208,002
(2) Inter segment sales	186,147	269	17	-	186,435	(186,435)	-
Total	223,984	101,215	66,045	3,192	394,438	(186,435)	208,002
Cost of sales and selling, general and administrative expenses	202,300	91,162	62,863	3,312	359,639	(179,560)	180,078
Operating income	21,684	10,053	3,181	(120)	34,798	(6,874)	27,924

Year ended March 31, 2002	Domestic	The Americas	Europe	Other	Total	Eliminations or unallocated assets	Consolidated
Net sales and operating income							
Net sales							
(1) Sales to third parties	171,331	283,427	94,259	5,868	554,886	-	554,886
(2) Inter segment sales	275,923	932	3,425	0	280,281	(280,281)	-
Total	447,254	284,360	97,684	5,868	835,167	(280,281)	554,886
Cost of sales and selling, general and administrative expenses	382,489	252,984	92,132	5,768	733,375	(297,640)	435,735
Operating income	64,764	31,375	5,551	100	101,792	17,358	119,151

3. Sales to overseas customers

Yen in Millions

Six months ended Sept 30, 2001	The Americas	Europe	Other	Total
Sales for overseas customers	97,520	59,126	5,855	162,502
Consolidated net sales				225,722
Percentage of sales to overseas customers to consolidated net sales	43.2%	26.2%	2.6%	72.0%

Six months ended Sept 30, 2002	The Americas	Europe	Other	Total
Sales for overseas customers	101,440	66,029	5,312	172,782
Consolidated net sales				208,002
Percentage of sales to overseas customers to consolidated net sales	48.8%	31.7%	2.6%	83.1%

Year ended March 31, 2002	The Americas	Europe	Other	Total
Sales for overseas customers	284,521	116,161	10,620	411,304
Consolidated net sales				554,886
Percentage of sales to overseas customers to consolidated net sales	51.3%	20.9%	1.9%	74.1%

SECURITIES INFORMATION

I As of September 30, 2001

Yen in Millions

1. Marketable other securities

	Acquisition Cost	Book Value	Difference
Stocks	5,003	8,626	3,622
Bonds	25,507	16,200	(9,306)
Total	30,511	24,827	(5,684)

2. Contents and book value of major non-marketable securities

(1) Held-to-maturity bonds

Commercial paper	2,999
Unlisted foreign bonds	2,388

(2) Other securities

Unlisted foreign bonds	7,000

II As of September 30, 2002

Yen in Millions

1. Marketable other securities

	Acquisition Cost	Book Value	Difference
Stocks	13,721	19,287	5,566

2. Contents and book value of major non-marketable securities

(1) Held-to-maturity bonds

Commercial paper	12,839

(2) Other securities

Unlisted foreign bonds	6,000
Preferred subscription certificate	11,000

III As of March 31, 2002

Yen in Millions

1. Marketable other securities

	Acquisition Cost	Book Value	Difference
Stocks	13,847	20,360	6,512

2. Contents and book value of major non-marketable securities

(1) Held-to-maturity bonds

Commercial paper	5,443
Unlisted foreign bonds	4,665

(2) Other securities

Unlisted foreign bonds	6,000
Preferred subscription certificate	5,000

DERIVATIVE TRANSACTIONS INFORMATION

Six months ended September 30, 2001 and 2002, and year ended March 31, 2002

Yen in Millions

	Sept. 30 2001			Sept. 30 2002		
	Contract amount <Option fee>	Fair market value	Unrealized Gain(loss)	Contract amount <Option fee>	Fair market value	Unrealized Gain(loss)
Option contracts:						
Written						
Call:						
U.S. dollars	61,839			-		
	<565>	634	(69)	<->	-	-
Purchased						
Put:						
U.S. dollars	61,839			-		
	<565>	439	(126)	<->	-	-
Total	-	-	(195)	-	-	-

	Mar. 31 2002		
	Contract amount <Option fee>	Fair market value	Unrealized Gain(loss)
Option contracts:			
Written			
Call:			
U.S. dollars	-		
	<->	-	-
Purchased			
Put:			
U.S. dollars	-		
	<->	-	-
Total	-	-	-

SIGNIFICANT SUBSEQUENT EVENTS

Not applicable

PRODUCTION, ORDER AND SALES INFORMATION

Six months ended September 30, 2001 and 2002, and year ended March 31, 2002

Yen in Millions

1. Production

	Sept. 30 2001	Sept. 30 2002	Mar. 31 2002
Electronic entertainment products			
(Hardware)			
Handheld	97,338	62,324	180,707
Console	19,305	98,070	107,191
Others	9,926	18,438	28,197
	126,570	178,834	316,096
(Software)			
Handheld	81,352	48,397	160,439
Console	18,635	51,385	63,281
Others	-	-	-
	99,988	99,783	223,721
Sub-Total	226,558	278,617	539,817
Others	749	259	1,278
Total	227,308	278,876	541,096

2. Order

	Sept. 30 2001		Sept. 30 2002		Mar. 31 2002	
	Orders received	Back orders	Orders received	Back orders	Orders received	Back orders
Electronic entertainment products						
Handheld	44,971	17,350	33,560	13,044	79,065	3,916
Console	3,469	884	16,274	1,414	13,266	849
Total	48,441	18,234	49,834	14,459	92,331	4,765

3. Sales

	Sept. 30 2001	Sept. 30 2002	Mar. 31 2002
Electronic entertainment products			
(Hardware)			
Handheld	92,874	47,957	189,753
Console	16,002	48,375	99,256
Others	12,365	18,614	26,878
	121,241	114,947	315,887
(Software)			
Handheld	80,432	43,307	164,779
Console	17,860	46,703	63,858
Royalty income and content income	5,152	2,362	8,130
Others	43	29	130
	103,488	92,403	236,898
Sub-Total	224,730	207,351	552,785
Others	991	651	2,100
Total	225,722	208,002	554,886

Nintendo Co., Ltd.
11-1 Kamitoba hokotate-cho,
Minami-ku, Kyoto 601-8501
Japan

NON-CONSOLIDATED FINANCIAL STATEMENTS

FINANCIAL HIGHLIGHTS

Six months ended September 30, 2001 and 2002, and year ended March 31, 2002

The amounts presented herein are rounded down under one million yen except as otherwise denominated.
Numbers in parentheses are negative.

Yen in Millions

	Sept. 30 2001	**Sept. 30 2002**	Mar. 31 2002
Net sales	182,723	**223,933**	447,101
Percentage change from previous half year	30.5%	**22.6%**	
Operating income	31,999	**21,769**	65,033
Percentage change from previous half year	48.3%	**(32.0%)**	
Income before income taxes and extraordinary items	41,409	**19,628**	144,788
Percentage change from previous half year	(20.0%)	**(52.6%)**	
Net income	30,355	**16,464**	80,323
Percentage change from previous half year	17.5%	**(45.8%)**	
Net income per share	¥214.27	**¥116.22**	¥567.00
Cash dividends per share			
Interim	¥60.00	**¥70.00**	-
Annual	-	-	¥140.00
Financial position			
Total assets (1)	939,875	**1,038,841**	1,026,478
Shareholders' equity (2)	807,201	**854,301**	849,919
Ratio of net worth to total assets (2)/(1)	85.9%	**82.2%**	82.8%
Shareholders' equity per share	¥5,697.80	**¥6,030.80**	¥5,999.69

[Notes]

Average number of shares issued and outstanding for the six months ended September 30, 2002 : 141,658,611 shares
Number of shares issued and outstanding as of September 30, 2002 (excluding treasury stock) : 141,656,467 shares
Stock trading unit : 100 shares
Change of accounting policies : None

NON-CONSOLIDATED BALANCE SHEETS

As of September 30, 2001 and 2002, and March 31, 2002

Yen in Millions

	Sept. 30 2001		Sept. 30 2002		Mar. 31 2002	
[Assets]						
Current assets:						
Cash and deposits	661,178		701,972		764,274	
Notes receivable	2,975		4,345		2,101	
Trade accounts receivable	74,844		118,306		69,505	
Marketable securities	5,387		-		4,665	
Inventories	21,335		24,866		17,552	
Deferred income taxes - current	18,813		23,459		23,794	
Other current assets	15,329		27,858		11,564	
Allowance for doubtful accounts	(598)		(379)		(406)	
	799,265	85.0 %	900,430	86.7 %	893,052	87.0 %
Fixed assets:						
Property, plant and equipment						
Buildings	16,751		15,748		16,209	
Land	25,596		25,596		25,596	
Other property, plant and equipment	3,169		1,999		2,344	
	45,517	4.9 %	43,344	4.2 %	44,149	4.3 %
Intangible assets	138	0.0 %	142	0.0 %	117	0.0 %
Investments and other assets						
Investments in affiliates	41,215		39,925		39,817	
Deferred income taxes - non-current	13,942		11,196		10,754	
Other investments and other assets	44,533		48,787		43,412	
Allowance for doubtful accounts	(4,736)		(4,984)		(4,825)	
	94,954	10.1 %	94,924	9.1 %	89,157	8.7 %
	140,610	15.0 %	138,411	13.3 %	133,425	13.0 %
Total	939,875	100.0 %	1,038,841	100.0 %	1,026,478	100.0 %

As of September 30, 2001 and 2002, and March 31, 2002

Yen in Millions

	Sept. 30 2001		Sept. 30 2002		Mar. 31 2002	
[Liabilities]						
Current liabilities:						
Notes payable	27,202		**20,682**		20,459	
Trade accounts payable	67,612		**114,218**		82,433	
Other accounts payable	5,486		**15,776**		20,434	
Accrued income taxes	11,441		**1,021**		22,146	
Advances received	498		**1,143**		1,071	
Reserve for bonuses	1,498		**1,557**		1,610	
Other current liabilities	15,451		**26,849**		24,739	
	129,192	13.7 %	**181,249**	**17.5 %**	172,896	16.8 %
Non-current liabilities:						
Non-current accounts payable	402		**275**		299	
Reserve for employee retirement and severance benefits	1,452		**1,345**		1,675	
Reserve for directors retirement and severance benefits	1,626		**1,669**		1,687	
	3,482	0.4 %	**3,290**	**0.3 %**	3,662	0.4 %
Total liabilities	132,674	14.1 %	**184,540**	**17.8 %**	176,558	17.2 %
[Shareholders' equity]						
Common stock	10,065	1.1 %	-	- %	10,065	1.0 %
Additional paid-in capital	11,584	1.2 %	-	- %	11,584	1.1 %
Legal reserve	2,516	0.3 %	-	- %	2,516	0.2 %
Retained earnings	780,617	83.1 %	-	- %	822,085	80.1 %
Optional reserve	660,053		-		660,053	
Unappropriated	120,564		-		162,032	
Unrealized gains on other securities	2,417	0.2 %	-	- %	3,848	0.4 %
Treasury stock, at cost	-	- %	-	- %	(180)	(0.0 %)
Total shareholders' equity	807,201	85.9 %	-	- %	849,919	82.8 %
Common stock	-	-	**10,065**	**1.0 %**	-	-
Additional paid-in capital	-	-	**11,584**	**1.1 %**	-	-
Retained earnings	-	-	**829,563**	**79.8 %**	-	-
Legal reserve	-		**2,516**		-	
Optional reserve	-		**560,050**		-	
Unappropriated	-		**266,996**		-	
Unrealized gains on other securities	-	-	**3,333**	**0.3 %**	-	-
Treasury stock, at cost	-	-	**(245)**	**(0.0 %)**	-	-
Total shareholders' equity	-	-	**854,301**	**82.2 %**	-	-
Total	939,875	100.0 %	**1,038,841**	**100.0 %**	1,026,478	100.0 %

NON-CONSOLIDATED STATEMENTS OF INCOME

Six months ended September 30, 2001 and 2002, and year ended March 31, 2002

Yen in Millions

	Sept. 30 2001		Sept. 30 2002		Mar. 31 2002	
Net sales	182,723	100.0 %	223,933	100.0 %	447,101	100.0 %
Cost of sales	130,260	71.3 %	186,158	83.1 %	328,194	73.4 %
Gross margin	52,463	28.7 %	37,775	16.9 %	118,906	26.6 %
Selling, general and administrative expenses	20,463	11.2 %	16,006	7.2 %	53,873	12.1 %
Operating income	31,999	17.5 %	21,769	9.7 %	65,033	14.5 %
Other income	21,508	11.8 %	26,786	12.0 %	80,752	18.1 %
Other expenses	12,099	6.6 %	28,927	12.9 %	996	0.2 %
Income before income taxes and extraordinary items	41,409	22.7 %	19,628	8.8 %	144,788	32.4 %
Extraordinary income	3,274	1.7 %	66	0.0 %	1,000	0.2 %
Extraordinary loss	243	0.1 %	152	0.1 %	9,249	2.1 %
Income before income taxes	44,440	24.3 %	19,541	8.7 %	136,539	30.5 %
Provision for income taxes and enterprise tax	13,852	7.6 %	2,812	1.2 %	58,813	13.1 %
Income taxes deferred	232	0.1 %	265	0.1 %	(2,597)	(0.6 %)
Net income	30,355	16.6 %	16,464	7.4 %	80,323	18.0 %
Retained earnings brought forward	90,209		250,532		90,209	
Interim cash dividends	-		-		8,499	
Unappropriated retained earnings	120,564		266,996		162,032	

BASIS OF NON-CONSOLIDATED FINANCIAL STATEMENTS

1. A valuation basis and method of important assets

(A) Securities

Held-to-maturity bonds	Amortized cost method (by straight-line method)
Securities of subsidiaries and affiliates	Cost, determined by the moving average method
Other securities	
Marketable other securities	Market price method, based on the market value at balance sheet date (Losses are charged to income, and unrealized gains, net of tax are charged to shareholders' equity.)
Non-marketable other securities	Cost, determined by the moving average method

(B) Derivatives

Market price method

(C) Inventories

Lower of cost, determined by the moving average method, or market

2. Depreciation method of fixed assets

(A) Tangible assets

Declining balance method (Some equipments are depreciated over economic useful lives.)
Buildings (exclusive of structures) acquired on or after April 1, 1998 are depreciated using the straight-line method.
Estimated useful lives of the principal assets are as follows:
Buildings : 3 to 50 years

(B) Intangible assets

Straight-line method
As for software for the in-house use, straight-line method based on usable period (mainly five years) is applied.

3. Allowance and reserve

(A) Allowance for doubtful accounts

The allowance for general accounts receivables is calculated with actual percentage of credit losses to provide against losses on bad debts. And that for each doubtful account is calculated with an estimated amount of probable bad debt.

(B) Reserve for bonuses

The reserve for bonuses is calculated with estimated prorated amounts to be paid.

(C) Reserve for employee retirement and severance benefits

The reserve for employee retirement and severance benefits is calculated with actuarially calculated amounts to be required at the end of this six-month period, on the basis of the cost of retirement benefits and plan assets at the end of the fiscal year.

(D) Reserve for directors retirement and severance benefits

The reserve for directors retirement and severance benefits is calculated with estimated amounts to be paid at the end of this six-month period, based on the Company's internal rules.

4. Translation basis of assets and/or liabilities denominated in foreign currencies

Receivables and/or payables denominated in foreign currencies are translated into Japanese yen by the spot exchange rates at the end of the semi-annual fiscal year. Exchange gains or losses are charged to income.

5. Lease transactions

Finance leases that are deemed to transfer ownership of the leased assets to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's financial statements.

6. Consumption tax

The consumption tax and the provincial consumption tax are recorded as asset / liability when they are received / paid.

ADDITIONAL INFORMATION

New Accounting Standards on Treasury stock and Legal reserves

Effective with the six-month period ended September 30, 2002, the Company adopted the provisions of Corporate Accounting Standard No.1 with respect to the financial reporting for Treasury stock and Legal reserves. The impact due to the adoption is minimal in determining net income for this semi-annual accounting period.

In addition, pursuant to the revision of Interim Financial Statement Regulations, Shareholders' equity section in the balance sheet as of September 30, 2002 is reported in accordance with this revised Regulations.

With this change, Treasury stock, at cost, which was previously included in Other current assets in the balance sheet, is now reported as a reduction of Shareholders' equity. The amount included in Other current assets in the previously reported six-month period was 69 million yen.

Information about Earnings per share

Effective with the six-month period ended September 30, 2002, the Company adopted the provisions of Corporate Accounting Standard No.2 with respect to the financial reporting for net income per share. There is no impact to the amount of net income per share for this semi-annual accounting period due to the adoption.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

Balance sheets information;

Yen in Millions

	Sept. 30 2001	Sept. 30 2002	Mar. 31 2002
1. Accumulated depreciation of tangible assets	19,669	**21,376**	21,406
2. Guaranteed liabilities	279	**361**	348
<DM and EUR in thousands>	*<DM5,000>*	***<EUR3,000>***	*<EUR3,000>*

Statements of income information;

Yen in Millions

	Sept. 30 2001	Sept. 30 2002	Mar. 31 2002
1. Major items included in other income are as follows:			
Interest income	8,283	**7,399**	15,257
Dividend income	12,370	**18,716**	15,967
Foreign exchange gain	-	-	47,832
2. Major items included in other expenses are as follows:			
Sales discount	211	**100**	501
Foreign exchange loss	11,883	**28,817**	-
3. Depreciation and amortization			
Tangible assets	1,601	**1,470**	3,577
Intangible assets	404	**18**	465

Lease transaction information;

Yen in Millions

	Sept. 30 2001	**Sept. 30 2002**	Mar. 31 2002
Pro forma information of leased assets under finance leases that do not transfer ownership of the leased assets to the lessee on an "as if capitalized" basis is as follows:			
1. Acquisition cost and accumulated depreciation			
Acquisition cost	336	**376**	374
Accumulated depreciation	134	**202**	160
Net leased assets	201	**174**	214
2. Obligations under finance leases:			
Due within one year	92	**103**	104
Due after one year	108	**70**	109
Total	201	**174**	214
3. Lease payments and depreciation expense			
Lease payments	54	**55**	110
Depreciation expense	54	**55**	110

4. Calculation method of depreciation expense

Straight-line method over lease period, with zero residual value.

Securities information;

Any securities of subsidiaries and affiliates do not have market value in this six-month period.

Significant subsequent events;

Not applicable

1. CONSOLIDATED ACTUAL SALES UNITS AND NUMBER OF NEW TITLES

Sales Units in Ten Thousands
Number of New Titles Released

			Six months Apr-Sept '01	Six months Apr-Sept '02	Life-to-date through Sept '02	Twelve months Apr '01-Mar '02
GAME BOY ADVANCE	Hardware	Domestic	276	108	705	492
		Overseas	575	471	1,689	1,217
		Total	850	578	2,394	1,709
	Software	Domestic	483	498	1,793	1,024
		Overseas	1,425	1,646	5,329	3,682
		Total	1,907	2,144	7,122	4,705
	New titles	Domestic	47	95	263	143
		Overseas	56	94	243	149
NINTENDO GAMECUBE	Hardware	Domestic	51	34	191	157
		Overseas	0	254	477	223
		Total	51	288	668	380
	Software	Domestic	71	201	608	406
		Overseas	0	1,820	2,850	1,030
		Total	71	2,021	3,458	1,437
	New titles	Domestic	3	28	50	22
		Overseas	-	62	104	42

[Notes] Overseas titles include solely new titles in the United States market.

2. OTHER CONSOLIDATED INFORMATION

Yen in Millions

	Six months Apr-Sept '01	Six months Apr-Sept '02	Twelve months Apr '01-Mar '02
Capital investment	4,507	1,587	9,220
Depreciation expenses of tangible assets	2,288	2,270	5,078
Research and development fees	8,904	6,876	16,791
Marketing expenses	19,046	15,211	42,320

	As of Sept. 30, 2001	As of Sept. 30, 2002	As of Mar. 31, 2002
Number of Employees	3,067	2,981	3,073

3. BALANCE OF ASSETS IN MAJOR FOREIGN CURRENCIES WITHOUT EXCHANGE CONTRACT (NON-CONSOLIDATED)

U.S. Dollars / Euros in Millions

	As of Sept. 30, 2001	As of Sept. 30, 2002	As of Mar. 31, 2002	Exchange rate Sept. 30, 2002	Exchange rate Mar. 31, 2002
US$ Cash and Deposits	2,513	3,775	3,057	US$1.00=	
US$ Accounts Receivable	298	483	337	¥122.60	¥133.25
EUR Cash and Deposits	1,210	1,428	1,637	€1.00=	
EUR Accounts Receivable	269	404	134	¥120.37	¥116.14

[Notes] Amount of Euro as of Sept. 30, 2001 is converted from Deutsche Mark. However, Euro Accounts Receivable includes some amount denominated in Euro.

END

Nintendo®

Nintendo Co., Ltd.
11-1 Hokotate-cho Kamitoba,
Minami-ku, Kyoto 601-8501
Japan

CONSOLIDATED FINANCIAL STATEMENTS

Nintendo Co., Ltd. and Consolidated Subsidiaries

FINANCIAL HIGHLIGHTS

Years ended March 31, 2000 and 2001

The amounts presented herein are rounded down under one million yen except as otherwise denominated.
Numbers in parentheses are negative.

	2000	Yen in Millions 2001
Net sales	530,665	**462,502**
Percentage change from previous year	(7.4%)	**(12.8%)**
Income from operations	145,030	**84,697**
Percentage change from previous year	(7.1%)	**(41.6%)**
Income before income taxes and extraordinary items	108,338	**192,247**
Percentage change from previous year	(34.5%)	**77.5%**
Net income	56,061	**96,603**
Percentage change from previous year	(34.7%)	**72.3%**
Net income per share	¥395.73	**¥681.90**
Ratio of net income to net worth	7.7%	12.1%
Ratio of income before income taxes and extraordinary items to total assets	11.9%	19.2%
Ratio of income before income taxes and extraordinary items to net sales	20.4%	41.6%
Financial position		
Total assets (1)	933,374	**1,068,568**
Shareholders' equity (2)	757,448	**834,951**
Ratio of net worth to total assets (2) / (1)	81.2%	**78.1%**
Shareholders' equity per share	¥5,346.71	**¥5,893.71**
Cash flows		
Cash flows from operating activities	93,053	**122,234**
Cash flows from investing activities	(64,476)	**12,776**
Cash flows from financing activities	(16,895)	**(16,451)**
Cash and cash equivalents at the end of year	594,062	**785,992**

Scope of consolidation and equity method application

Consolidated subsidiaries	22
(of which, newly added ··· 2 excluded ··· 0)	
Non-consolidated subsidiary with equity method applied	1
Affiliated companies with equity method applied	14
(of which, newly added ··· 4 excluded ··· 0)	

[Notes]

Consolidated financial information is prepared in accordance with generally accepted accounting principles in Japan ("Japanese GAAP") and with the Japanese Securities and Exchange Law.

COMPANY GROUP INFORMATION

Nintendo Co., Ltd. ("the Company") and its related companies, which are composed of the Company, twenty-four subsidiaries, and sixteen affiliated companies as of March 31, 2001, operate manufacturing and sales of electronic entertainment products as a major business. Chart of business by the Company and its related companies are as follows.


Customers
Management of
Game Creator etc.
(d) Marigul
Management Inc.
(d) MGM FUND Inc.
(c) Fukuei Co., Ltd
Electronic Registration
Service of Merchandise
etc.
(a) SiRAS.com Inc.
(a) Nintendo Services Ltd.
(d) Pokémon USA, Inc.
(d) The Pokémon
Company LLC
Distributor
(a) Nintendo France S.A.R.L.
(a) Nintendo Benelux B.V.
(a) Nintendo España, S.A.
Distributor
(a) Nintendo of Canada Ltd.
Distributor
(a) Nintendo of Europe GmbH
(d) Randnet DD Co., Ltd.
Distributor
(a) Nintendo of America Inc.
Distributor
Retailer
(d) The Pokémon
Company
Market Research etc.
(a) NES Merchandising Inc.
(a) NHR Inc.
(a) HFI Inc.
(a) Nintendo Australia Pty. Ltd.
(a) Nintendo Phuten Co., Ltd.
Nintendo Co., Ltd.
Software Development etc.
(a) ND CUBE Co., Ltd.
(a) Brownie Brown Co., Ltd.
(d) MONEGI Co.
(d) Mobile 21 Co., Ltd.
(d) HAL LABORATORY, INC.
(e) Ape inc.
Software Development etc.
(a) Nintendo Technology Development Inc.
(a) Nintendo Software Technology Corporation
(a) Nintendo Software Canada Inc.
(a) Rare Acquisition Inc.
(a) Rare Limited
(a) Rare Inc.
(a) Rare Toys & Games, Inc.
(b) A/N Software Inc.
(d) Rareware Limited
(d) Left Field Productions, Inc.
(d) Retro Studios, Inc.
(d) Silicon Knights Inc.
(d) iKuni Inc.
(e) Midway/Nintendo Inc.
Sales channel
Other channel

The number of companies

(a) Consolidated subsidiaries	22
(b) Non-consolidated subsidiary with equity method applied	1
(c) Non-consolidated subsidiary with equity method non-applied	1
(d) Affiliated companies with equity method applied	14
(e) Affiliated companies with equity method non-applied	2

MANAGEMENT POLICY

1. Basic management policy

Nintendo Co., Ltd. ("the Company") and its consolidated subsidiaries (together with the Company, "Nintendo") strive to create new and unique interactive video games, utilizing advanced computer technology in the home entertainment and handheld gaming environments.

Nintendo seeks to provide consumers with a "world of entertainment", which is both innovative and fun with elements they have never experienced.

2. Basic policy of profit distribution

It is the Nintendo's basic policy to internally provide the funds necessary for future growth, including capital investments, and to maintain a strong financial position. For our shareholders' perspective, it is our policy to keep the level of dividends stable for a long period. In addition, the Company prepares for a new program to reacquire and retire treasury stock.

Retained earnings are maintained for development of new products, capital investments, and reinforcement of sales system in a most competitive industry.

3. Medium and long term management strategy and challenges

In the current video game market, dramatic improvements have been made in hardware capabilities by utilizing new technologies; however, it is becoming more difficult to create unique and fun games utilizing the full capabilities of the new hardware. Nintendo is focusing much more time and resources on creating new fields of an entertainment world. The Company has expanded and strengthened its R&D functions to promote these changes. Consequently, the Company attempts to constantly increase its profits by quickly responding to the rapid changes in business environment.

OPERATING RESULT

1.Review of operation

During the fiscal year ended March 31, 2001, the United States economy softened, particularly in the technology sector and personal spending. The tide began to affect the economy in Europe. On the other hand, economic conditions in Japan have not completely recovered due to the lack of increase in personal consumption, though there has been some recovery in the profitability of certain companies.

Under these circumstances, Nintendo continued to make efforts to develop hardware and software to provide more fun and excitement, which is exactly what consumers are expecting from Nintendo games.

As a result, the Company reported consolidated net sales of 462,502 million yen, including foreign sales of 348,839 million yen which accounted for 75.4% of total net sales. Income before income taxes and extraordinary items was 192,247 million yen, including exchange gains of 66,335 million yen resulting from the sharp drop in the yen which occurred shortly before fiscal year-end. In accordance with the new market value accounting for financial instruments adopted during this fiscal year, the valuation method, which charges losses to income and unrealized gain to shareholders' equity, was adopted for other securities. Under this new method, a loss on investment in securities of 13,562 million yen was reported as extraordinary loss. Net income for the year ended March 31, 2001 was 96,603 million yen.

With respect to sales in GAME BOY category of the electronic entertainment products division, Pokémon software continued to perform well. In the Pokémon software series, sales of "Pocket Monsters Crystal" in Japan and "Pocket Monsters Gold & Silver" released last fall in the United States market, were very significant. Pokémon also became a big hit in Europe. As for hardware, GAME BOY COLOR sold well. The life-to-date units of GAME BOY hardware sales reached 100 million worldwide. The next generation handheld machine GAME BOY ADVANCE, launched this March 2001 in Japan, was very popular with consumers. As a result, GAME BOY ADVANCE sold well from the beginning.

NINTENDO 64 sales decreased, compared with sales in previous fiscal year.

Total net sales in the electronic entertainment products division were 458,508 million yen, while sales in other products divisions (playing cards, karuta, etc.) were 3,993 million yen.

Net cash provided by operating activities was 122,234 million yen, an increase of 29,181 million yen from the previous fiscal year. This increase was due to the increase in income before income taxes and a decrease in trade accounts receivable. Net cash provided by investing activities was 12,776 million yen, an increase of 77,253 million yen, which included redemption of short-term investments. Net cash used in financing activities was 16,451 million yen, increasing by 444 million yen, including the payment of dividends. Cash and cash equivalents at the end of year was 785,992 million yen (191,929 million yen up from the previous fiscal year-end).

With respect to geographic segment information, sales in Europe increased as the popularity of both GAME BOY hardware and software soared. However, sales in Japan, and North and South America decreased due to the drop of NINTENDO 64 sales despite the consistent performance of GAME BOY.

The year-end dividend is proposed in the amount of 60 yen per share. Since the interim dividend of 60 yen per share has already been paid, the total annual dividend per share is 120 yen.

2. Annual Outlook

Looking ahead to the fiscal year ending March 31, 2002, the harsh business environment for Nintendo will be anticipated, as it is possible that the United States and European economy slow down, and further progress in deflation in the yen may even worsen the Japanese economy.

Taking these perspectives into consideration, Nintendo will launch GAME BOY ADVANCE into European and American markets in June, while continues to devote energies to develop games with new ideas, for example, "CARD e READER" (provisional name), which connects GAME BOY ADVANCE with card game, and a music game for which game players can compose music and/or perform music with other game players. NINTENDO GAMECUBE, the next generation game system which is now scheduled to appear in September in the Japanese market, and in November in the United States market, facilitates talented game creators to realize their ideas to make fun games. By connecting NINTENDO GAMECUBE with GAME BOY ADVANCE, Nintendo will also undertake to create a new field of games.

CONSOLIDATED BALANCE SHEETS

As of March 31, 2000 and 2001

Yen in Millions

	2000		2001		Change
[Assets]					
Current assets:					
Cash & deposits	592,636		**824,937**		232,301
Notes & trade accounts receivable	75,699		**54,715**		(20,984)
Marketable securities	79,473		**13,087**		(66,385)
Inventories	30,330		**22,560**		(7,770)
Deferred income taxes - current	21,029		**34,766**		13,737
Other current assets	14,546		**13,848**		(697)
Allowance for doubtful accounts	(3,890)		**(5,671)**		(1,780)
	809,826	86.8%	**958,245**	**89.7%**	148,419
Fixed assets:					
Property, plant & equipment					
Buildings & structures	17,610		**25,936**		8,326
Machinery, equipment & automobiles	1,454		**1,280**		(174)
Furniture & fixtures	1,832		**2,957**		1,124
Land	39,385		**34,612**		(4,773)
Construction in progress	3,492		**29**		(3,463)
	63,775	6.8%	**64,815**	**6.1%**	1,039
Intangible assets					
Software etc.	211		**478**		267
	211	0.0%	**478**	**0.8%**	267
Investments & other assets					
Investments in securities	31,944		**28,471**		(3,472)
Deferred income taxes - non-current	7,001		**14,640**		7,639
Other investments & other assets	2,807		**2,008**		(799)
Allowance for doubtful accounts	(117)		**(92)**		25
	41,635	4.5%	**45,028**	**4.2%**	3,392
	105,623	11.3%	**110,322**	**10.3%**	4,699
Translation adjustments:	17,925	1.9%	**-**	**-**	(17,925)
Total	933,374	100.0%	**1,068,568**	**100.0%**	135,193

As of March 31, 2000 and 2001

Yen in Millions

	2000		2001		Change
[Liabilities]					
Current liabilities:					
Notes & trade accounts payable	87,716		84,244		(3,472)
Accrued income taxes	20,821		65,074		44,253
Reserve for accrued bonuses	1,412		1,511		99
Other current liabilities	59,264		73,922		14,657
	169,215	18.1%	224,753	21.0%	55,538
Non-current liabilities:					
Non-current accounts payable	1,520		418		(1,102)
Reserve for employee retirement and severance benefits	-		4,017		4,017
Reserve for directors retirement and severance benefits	1,905		1,581		(323)
	3,425	0.4%	6,016	0.6%	2,590
Total liabilities	172,640	18.5%	230,769	21.6%	58,128
Minority interests in consolidated subsidiaries	3,284	0.3%	2,846	0.3%	(438)
[Shareholders' equity]					
Common stock	10,065	1.1%	10,065	0.9%	-
Additional paid-in capital	11,584	1.2%	11,584	1.1%	-
Consolidated retained earnings	735,850	78.9%	815,457	76.3%	79,607
Unrealized gains of other securities	-	-	2,438	0.2%	2,438
Translation adjustments	-	-	(4,577)	(0.4%)	(4,577)
Treasury stock, at cost	(51)	(0.0%)	(16)	(0.0%)	34
Total shareholders' equity	757,448	81.2%	834,951	78.1%	77,503
Total	933,374	100.0%	1,068,568	100.0%	135,193

CONSOLIDATED STATEMENTS OF INCOME

Years ended March 31, 2000 and 2001

Yen in Millions

	2000		2001		Change	%
Net sales	530,665	100.0%	462,502	100.0%	(68,162)	(12.8%)
Cost of sales	289,925	54.6%	278,462	60.2%	(11,462)	(4.0%)
Gross margin	240,740	45.4%	184,040	39.8%	(56,699)	(23.6%)
Selling, general & administrative expenses	95,709	18.1%	99,342	21.5%	3,632	3.8%
Income from operations	145,030	27.3%	84,697	18.3%	(60,332)	(41.6%)
Other income						
Interest income & dividends	23,243		39,245		16,001	
Other	3,584		69,824		66,240	
Total other income	26,828	5.1%	109,069	23.6%	82,241	306.5%
Other expenses						
Sales discount	325		306		(18)	
Equity in losses of non-consolidated subsidiary and affiliates	298		731		432	
Other	62,895		482		(62,413)	
Total other expenses	63,519	12.0%	1,520	0.3%	(61,999)	(97.6%)
Income before income taxes and extraordinary items	108,338	20.4%	192,247	41.6%	83,908	77.5%
Extraordinary income	486	0.1%	470	0.1%	(15)	(3.1%)
Extraordinary loss	5,750	1.1%	24,066	5.2%	18,315	318.5%
Income before income taxes	103,074	19.4%	168,651	36.5%	65,577	63.6%
Provision for income taxes and enterprise tax	43,977	8.2%	93,710	20.3%	49,733	113.1%
Income taxes deferred	2,697	0.5%	(21,358)	(4.6%)	(24,055)	(891.7%)
Minority interests income	338	0.1%	(303)	(0.1%)	(641)	(189.7%)
Net income	56,061	10.6%	96,603	20.9%	40,541	72.3%

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Years ended March 31, 2000 and 2001

Yen in Millions

	2000	2001	Change
Consolidated retained earnings at the beginning of year	678,697	**735,850**	57,153
Recording deferred income tax assets for previous years	23,250	-	(23,250)
Increase			
Retained earnings increased by addition of consolidated subsidiaries	35	-	(35)
Retained earnings increased by addition of equity method companies	8	**174**	166
Total increase	43	**174**	130
Decrease			
Cash dividends	16,999	**17,000**	0
Directors' bonuses	170	**170**	-
Retained earnings decreased by addition of consolidated subsidiaries	3,672	-	(3,672)
Retained earnings decreased by addition of equity method companies	1,360	-	(1,360)
Total decrease	22,202	**17,170**	(5,032)
Net income	56,061	**96,603**	40,541
Consolidated retained earnings at the end of year	735,850	**815,457**	79,607

CONSOLIDATED STATEMENT OF CASH FLOWS

Years ended March 31, 2000 and 2001

Yen in Millions

	2000	2001	Change
I Cash flows from operating activities:			
Income before income taxes	103,074	**168,651**	65,577
Depreciation and amortization	3,351	**4,537**	1,185
Amortization of investments in excess of net assets in subsidiary and affiliate	5,645	**-**	(5,645)
Increase in allowance for doubtful accounts	2,156	**1,077**	(1,078)
Increase in reserve for employee retirement and severance benefits	-	**3,776**	3,776
Interest and dividends income	(23,243)	**(39,245)**	(16,001)
Interest expenses	1	**0**	(0)
Foreign exchange losses (gains)	41,234	**(66,563)**	(107,797)
Gain on sales of marketable securities	(650)	**(156)**	494
Unrealized loss on investment in securities	-	**13,562**	13,562
Unrealized loss on land	-	**5,988**	5,988
Equity in losses of non-consolidated subsidiary and affiliates	298	**731**	432
Decrease (increase) in trade accounts receivables	(22,017)	**25,648**	47,666
Decrease (increase) in inventories	(2,298)	**9,701**	11,999
Increase (decrease) in accounts payables	4,159	**(5,027)**	(9,186)
Increase in consumption taxes payables	1,254	**1,293**	39
Directors' bonuses paid	(170)	**(170)**	-
Other, net	7,735	**9,440**	1,704
Sub-total	120,531	**133,246**	12,715
Interest and dividends received	22,173	**39,464**	17,291
Interest paid	(1)	**(0)**	0
Income taxes paid	(49,649)	**(50,475)**	(826)
Net cash provided by operating activities	93,053	**122,234**	29,181
II Cash flows from investing activities:			
Increase in time deposits	-	**(58,980)**	(58,980)
Decrease in time deposits	-	**17,429**	17,429
Payments for short-term investments	(208,501)	**(134,796)**	73,704
Proceeds from short-term investments	177,087	**206,048**	28,961
Payments for purchases of property, plant and equipment	(4,021)	**(10,836)**	(6,814)
Proceeds from sales of property, plant and equipment	536	**134**	(402)
Payments for investments in securities	(26,035)	**(6,005)**	20,029
Payments for purchase of subsidiary's stocks	(2,372)	-	2,372
Other, net	(1,169)	**(216)**	953
Net cash provided by (used in) investing activities	(64,476)	**12,776**	77,253
III Cash flows from financing activities:			
Proceeds from stocks issued to minorities of a subsidiary	66	**501**	435
Payments for purchases of treasury stocks	(385)	**(230)**	154
Proceeds from sales of treasury stocks	408	**266**	(142)
Cash dividends paid	(16,985)	**(16,988)**	(3)
Net cash used in financing activities	(16,895)	**(16,451)**	444
IV Effect of exchange rate changes on cash and cash equivalents	(54,602)	**73,369**	127,971
V Net increase (decrease) of cash and cash equivalents	(42,921)	**191,929**	234,851
VI Cash and cash equivalents at the beginning of year	636,786	**594,062**	(42,724)
VII Cash and cash equivalents of newly consolidated companies	197	**-**	(197)
VIII Cash and cash equivalents at the end of year	594,062	**785,992**	191,929

BASIS OF CONSOLIDATED FINANCIAL STATEMENTS

1. Scope of consolidation

Consolidated subsidiaries	22	Nintendo of America Inc.	NES Merchandising Inc.	NHR Inc.	HFI Inc.
		SiRAS.com Inc.	Nintendo of Canada Ltd.	Nintendo of Europe GmbH	
		Nintendo France S.A.R.L.	Nintendo Benelux B.V.	Nintendo España, S.A.	
		Nintendo Australia Pty. Ltd.	Nintendo Technology Development Inc.		
		Nintendo Software Technology Corporation	Nintendo Software Canada Inc.		
		Nintendo Services Ltd.	Rare Acquisition Inc.	Rare Limited	Rare Inc.
		Rare Toys & Games, Inc.	Nintendo Phuten Co., Ltd.	ND CUBE Co., Ltd.	
		Brownie Brown Co., Ltd.			

Nintendo Software Canada Inc. and Brownie Brown Co., Ltd. are consolidated through direct or indirect share acquisitions for the year ended March 31, 2001.

Non-consolidated subsidiaries	2	Fukuei Co., Ltd.	A/N Software Inc.

Above two companies are excluded from consolidation as they are not considered to be significant.

2. Scope of equity method companies

Equity method non-consolidated subsidiary	1	A/N Software Inc.

Equity method affiliated companies	14	Marigul Management Inc.	MGM Fund Inc.	The Pokémon Company
		MONEGI Co.	Randnet DD Co., Ltd.	Mobile 21 Co., Ltd.
		HAL LABORATORY, INC.	Rareware Limited	Left Field Productions, Inc.
		Retro Studios, Inc.	Silicon Knights Inc.	iKuni Inc.
		Pokémon USA, Inc.	The Pokémon Company LLC	

iKuni Inc. and HAL LABORATORY, INC. are included in affiliates subject to application of the equity method effective this consolidated fiscal year, due to direct share acquisition and reconsideration of scope of consolidation respectively.
Pokémon USA, Inc. and The Pokémon Company LLC, which are fully owned by The Pokémon Company, become affiliates effective this consolidated fiscal year. The trade name is changed from Pocket Monster Center Co., Ltd. to The Pokémon Company.

With respect to (equity method applied) companies with different year-end from consolidated year-end (i.e., March 31), their financial statements are used as they are.

3. Fiscal year-end of consolidated subsidiaries

Although financial year-end of Nintendo Phuten Co., Ltd., Rare Limited, Rare Inc., and Rare Toys & Games, Inc. are December 31, which is different from consolidated year-end, their financial statements are used for consolidation as the variance of year-end is within three months (so-called three month rule applicable). Important transactions between their year-ends and March 31 are reconciled for consolidation.

4. Accounting policies

(1) A valuation basis and method of important assets

(A) Securities

Held-to-maturity bonds	Amortized cost method (by straight-line method)
Other securities	
Marketable other securities	Market price method, based on the market value at balance sheet date (Losses are charged to income, and unrealized gains, net of tax are charged to shareholders' equity.)
Non-marketable other securities	Cost, determined by the moving average method

(B) Derivatives

Market price method

(C) Inventories

Inventories are stated at the lower of cost, determined by the moving average method, or market.

(2) Depreciation method for fixed assets

(A) Tangible assets

The Company to file consolidated financial statements and domestic consolidated subsidiaries	Declining balance method (Some equipments are depreciated over economic useful life.) Buildings (exclusive of structures) acquired on or after April 1,1998 are depreciated using the straight-line method.
Overseas consolidated subsidiaries	Straight-line method over the estimated useful lives of the assets. Major durability period is as follows. Buildings and structures: 3 to 60 years

(B) Intangible assets

Straight-line method

As for software for the in-house use, straight-line method based on usable period (mainly five years).

(3) Allowance and reserve

(A) Allowance for doubtful accounts

The Company to file consolidated financial statements and domestic consolidated subsidiaries are calculating the allowance for general accounts receivables with actual percentage of credit losses to provide against losses on bad debts, as well as calculating the allowance for each doubtful account with an estimated amount of probable bad debts. Overseas consolidated subsidiaries are calculating the allowance for each doubtful account with an estimated amount of probable bad debts.

(B) Reserve for accrued bonuses

The Company to file consolidated financial statements is calculating the reserve for accrued bonuses with estimated prorated amounts to be paid.

(C) Reserve for employee retirement and severance benefits

The Company to file consolidated financial statements and part of consolidated subsidiaries are calculating the reserve for employee retirement and severance benefits with estimated amounts on the basis of the cost of retirement benefit and pension plan assets at the end of this consolidated fiscal year.

Actuarial difference is amortized in the same year as incurred at the Company to file consolidated financial statements.

The difference from introduction of the Financial Accounting Standards for Retirement of Japan is fully amortized in this consolidated fiscal year, and included in "Other" in Other income.

(D) Reserve for directors retirement and severance benefits

The Company to file consolidated financial statements is calculating the reserve for directors retirement and severance benefits with estimated amounts to be paid at the end of fiscal year, based on the Company's internal rules.

(4) Translation basis of assets and/or liabilities denominated in foreign currencies

Receivables and/or payables denominated in foreign currency are translated into Japanese yen by the spot exchange rate at the end of fiscal year. Exchange gains or losses are charged to income. With respect to financial statements of overseas consolidated subsidiaries, balance sheets are translated into Japanese yen at exchange rates in effect at the balance sheet date for assets and liabilities. The average exchange rates for the fiscal year are used for translation of revenue and expenses. The difference resulting from translation in this manner are shown as Minority Interests in Consolidated Subsidiaries and Translation Adjustments in Shareholders' equity.

(5) Lease transactions

Except for leases for which the ownership will transfer to the lessee, lease transactions are treated as the operating lease transactions. Part of overseas consolidated companies are treating such transactions pursuant to normal buy-sell transactions.

(6) Consumption tax

The consumption tax and the provincial consumption tax are recorded as asset / liability when they are received / paid.

5. Valuation of assets and liabilities of consolidated subsidiaries

Valuation of assets and liabilities of consolidated subsidiaries are under fair market value method. New subsidiaries due to direct share acquisition this consolidated fiscal year don't have assets and liabilities to be stated under fair market value method.

6. Appropriation of retained earnings

Consolidated statements of retained earnings are prepared in accordance with profit of appropriations, determined in the consolidated fiscal year.

7. Funds in consolidated statement of cash flows

Funds (cash and cash equivalents) in consolidated statement of cash flows cover cash in hand, deposit which is able to be withdrawn at any time, and short-time investments which are able to be cashed easily, with little risk of value fluctuation, for which the term of redemption comes within three months from the acquired date.

ADDITIONAL INFORMATION

1. Accounting for reserve for employee retirement and severance benefits

From this consolidated fiscal year, the Company adopted the Financial Accounting Standard on Retirement and Severance Benefits ("Views on Establishment of Accounting Standards for Retirement Benefits," issued by the Business Accounting Deliberation Council on June 16, 1998). The effect on the consolidated financial statements of this application is minor. Accrued charge of the past service under approved pension scheme is included in Reserve for Employee Retirement and Severance Benefits.

2. Accounting for financial instruments

From this consolidated fiscal year, the Company adopted the Financial Accounting Standard on Financial Instruments ("Views on Establishment of Accounting Standards for Financial Instruments," issued by the Business Accounting Deliberation Council on January 22, 1999). The effect on the consolidated financial statements of this application is minor.
At the beginning of the period, the Company examined its securities holdings, thus bonds redeemable within one year in held-to-maturity bonds are listed as Marketable Securities under Current Assets. Other securities are listed as Investment in Securities. As a result of the accounting change, Marketable Securities under Current Assets declined 572 million yen, while Investment in Securities rose the same amount.

3. Financial Accounting Standard on foreign currency transactions

From this consolidated fiscal year, the Company adopted the Financial Accounting Standard on Foreign Currency Transactions ("Views on Revision of Accounting Standards for Foreign Currency Transactions, etc." issued by the Business Accounting Deliberation Council on October 22, 1999). The effect on the consolidated financial statements of this application is minor. In addition, Translation Adjustments, listed under Assets in the previous consolidated fiscal year, is now included in Shareholders' Equity and Minority Interests in accordance with the regulation for financial reporting of consolidated financial statements.

SIGNIFICANT SUBSEQUENT EVENTS

Not applicable

NOTES

Consolidated balance sheets information;

Yen in Millions

	2000	2001
Accumulated depreciation of tangible assets	30,122	**30,052**

Consolidated statements of income information;

	2000	2001
Research & development cost	16,495	**16,591**

Consolidated statements of cash flows information;

Cash and cash equivalents at the end of year and the amount shown on consolidated balance sheets

	2000	2001
Cash and deposit accounts	592,636	**824,937**
Bonds etc. due within three months period	3,122	**4,497**
Time deposits (over 3 months)	-	**(43,443)**
Specified money trusts	(1,696)	-
Cash and cash equivalents	594,062	**785,992**

Lease Transaction Information

1. Finance lease

	2000	2001
(1) Notional acquisition cost, accumulated depreciation and balance		
Acquisition cost	613	**580**
Accumulated depreciation	370	**342**
Balance at the end of year	243	**237**
(2) Future lease payments on non-cancelable finance lease		
Within a year	114	**107**
Over a year	128	**130**
Total	243	**237**
(3) Lease expense and notional depreciation expense		
Lease expense	172	**135**
Depreciation expense	172	**135**

(4) Calculation method of depreciation cost

Straight-line method over lease period, with zero residual value.

[Notes]

Notional acquisition cost and future lease payments on non-cancelable finance lease include interest paid.

2. Operating lease

Future lease payments on operating lease

	2000	2001
Within a year	54	**89**
Over a year	281	**334**
Total	335	**424**

SEGMENT INFORMATION

1. Segment information by business categories

Since the company operates predominantly in one industry segment which is accounted for over 90% of total sales, income from operations and assets, this information is left out.

2. Segment information by seller's location

Yen in Millions

Year ended March 31, 2000	Domestic	The Americas	Europe	Other	Total	Eliminations or unallocated assets	Consolidated
1.Net sales and income from operations							
Net sales							
(1)Sales to third parties	157,862	303,711	57,682	11,408	530,665	-	530,665
(2)Sales to inter segments	256,190	510	6,775	1	263,478	(263,478)	-
Total	414,053	304,221	64,458	11,409	794,143	(263,478)	530,665
Cost of sales and operating expenses	309,571	270,948	61,943	11,040	653,503	(267,868)	385,634
Income from operations	104,481	33,273	2,515	369	140,639	4,390	145,030
2.Assets	800,223	189,132	52,833	5,640	1,047,830	(114,456)	933,374

[Notes]

1. Countries and areas are segmented by geographic neighborhood.
2. Major countries and areas that belong to each region
   The Americas : United States of America, Canada
   Europe : Germany, France, U.K., Netherlands, Spain
   Other : Australia, Taiwan
3. Elimination or unallocated assets include translation adjustments in the amount of 17,925 million yen.
4. Accounting changes
   (1) Buildings acquired on or after April 1,1998 are depreciated using the straight line method. The effect to segment information of this change is minor.
   (2) Tax effect accounting is adopted in accordance with the change of the regulation for financial reporting of consolidated financial statements starting previous consolidated fiscal year. With this change, total "Domestic" assets increases by 16,571 million yen.

Year ended March 31, 2001	Domestic	The Americas	Europe	Other	Total	Eliminations or unallocated assets	Consolidated
1.Net sales and income from operations							
Net sales							
(1)Sales to third parties	142,166	237,864	73,842	8,630	462,502	-	462,502
(2)Sales to inter segments	209,037	684	8,854	6	218,582	(218,582)	-
Total	351,204	238,548	82,696	8,636	681,085	(218,582)	462,502
Cost of sales and operating expenses	300,472	209,165	74,051	8,233	591,922	(214,117)	377,804
Income from operations	50,731	29,382	8,645	403	89,162	(4,464)	84,697
2.Assets	909,722	228,747	66,214	4,393	1,209,076	(140,508)	1,068,568

[Notes]

1. Countries and areas are segmented by geographic neighborhood.
2. Major countries and areas that belong to each region
   The Americas : United States of America, Canada
   Europe : Germany, France, U.K., Netherlands, Spain
   Other : Australia, Taiwan

3. Accounting changes

From this consolidated fiscal year, the Company adopted the Financial Accounting Standard on Retirement and Severance Benefits, the Financial Accounting Standard on Financial Instruments, the Revision of Financial Accounting Standard on Foreign Currency Transactions. The effect to segment information of this change is minor.

3. Sales to overseas customers

Yen in Millions

Year ended March 31, 2000	The Americas	Europe	Other	Total
Sales to overseas customers	313,590	79,600	13,575	406,767
Consolidated net sales				530,665
Percentage of sales to overseas customers to consolidated net sales	59.1%	15.0%	2.6%	76.7%

Year ended March 31, 2001	The Americas	Europe	Other	Total
Sales to overseas customers	238,779	96,788	13,270	348,839
Consolidated net sales				462,502
Percentage of sales to overseas customers to consolidated net sales	51.6%	20.9%	2.9%	75.4%

[Notes]

1. Countries and areas are segmented by geographic neighborhood.
2. Major countries and areas that belong to each region
   The Americas : United States of America, Canada
   Europe : Germany, France, U.K., Netherlands, Spain
   Other : Australia, Hong Kong, Taiwan
3. Sales to overseas customers are those of the Company to file consolidated financial statements and consolidated subsidiaries to customers outside Japan.

TRANSACTION WITH RELATED PARTIES

Not applicable

TAX EFFECT ACCOUNTING INFORMATION

Year ended March 31, 2001

Yen in Millions

1. Significant components of deferred tax assets and liabilities are summarized as follows

	Amount
Deferred tax assets:	
Inventory - write-downs and climination of unrealized profit	13,095
Accrued expenses	8,814
Research and development costs	7,279
Accrued enterprise taxes	5,713
Unrealized loss on investment in securities	5,402
Unrealized loss on land	2,515
Allowance for doubtful accounts	1,798
Reserve for employee retirement and severance benefits	1,746
Copyright expense	1,407
Tax carryforwards	425
Other	6,110
Gross deferred tax assets	54,310
Valuation allowance	(1,059)
Total deferred tax assets	53,251
Deferred tax liabilities:	
Unrealized gains of other securities	(1,765)
Undistributed retained earnings of overseas subsidiaries	(1,330)
Other	(747)
Total deferred tax liabilities	(3,843)
Net deferred tax assets	49,407

2. Reconciliation of the statutory tax rate and the effective income tax rate

This information is left out, since the discrepancy of effective tax rate between one based on statutory tax rate and the other based on tax effect accounting is not more than five one hundredth of the former.

MARKET VALUE INFORMATION ABOUT SECURITIES

As of March 31, 2000

Yen in Millions

	Book Value	Market value	Difference
(1) Current assets			
Stocks	572	6,645	6,073
Bonds	-	-	-
Others	-	-	-
Sub-total	572	6,645	6,073
(2) Non-current assets			
Stocks	4,208	8,905	4,696
Bonds	-	-	-
Others	-	-	-
Sub-total	4,208	8,905	4,696
Total	4,780	15,550	10,769

[Notes]

1. Market value quoted from;
   - Listed securities --------------- Closing price mainly at Tokyo Stock Exchange
   - Over-the-counter securities .--------- Trade prices as announced by Japan Securities Dealers Association

2. Book value of securities excluded from the above list;

		Yen in Millions
Current assets		
Unlisted bonds		3,184
Commercial paper		75,716
Non-current assets		
Unlisted securities	*<except over-the-counter stock>*	2,227
Unlisted bonds		25,507

SECURITIES INFORMATION

As of March 31, 2001

Yen in Millions

1. Marketable other securities

	Purchase Price	Book Value	Difference
(book value exceeds purchase price)			
Stocks	3,020	7,224	4,204
Sub-total	3,020	7,224	4,204
(book value does not exceed purchase price)			
Stocks	2,121	1,813	(308)
Bonds	25,507	13,098	(12,409)
Sub-total	27,629	14,911	(12,717)
Total	30,649	22,136	(8,513)

2. Contents and book value of major non-marketable securities

	Yen in Millions
(1) Held-to-maturity bonds	
Commercial paper	9,109
Unlisted foreign bonds	3,478
(2) Other securities	
Unlisted foreign bonds	5,000

3. Held-to-maturity securities and held-to-maturity bond

	Due in one year or less	Due after one year through ten years
		Yen in Millions
Commercial paper	9,109	-
Unlisted foreign bonds	3,478	5,000
Total	12,587	5,000

[Note]

Unlisted foreign bonds of 13,098 million yen to be redeemed are not included in the amount of 3,478 million yen above, since it is certain they will be converted into stocks.

CONTRACTUAL AMOUNT, MARKET VALUE, AND UNREALIZED GAIN / LOSS OF DERIVATIVE TRANSACTIONS

As of March 31, 2000

1. Condition of derivative transactions

Only the Company enters into derivative transactions in Nintendo.

The Company has only foreign exchange forward contracts within the limits of foreign currency deposit.

The Company enters into derivative transactions for yield improvement of short-term financial assets, to reduce risk of exchange or interest rate fluctuations, but not for speculative purposes. Because the counterparties to these transactions are limited to high confidence level financial institutions, and the transactions are short-term only, the Company doesn't anticipate any risk due to default. Derivative transactions entered into by the Company are made only by Treasury department under approval by President and director who is in charge of these transactions.

2. The fair market value of transactions

Not applicable

DERIVATIVE TRANSACTIONS INFORMATION

As of March 31, 2001

1. Condition of derivative transactions

Nintendo has only foreign exchange forward contracts and currency options within the limits of foreign currency deposit.

The Company enters into derivative transactions for yield improvement of short-term financial assets, to reduce risk of exchange or interest rate fluctuations, but not for speculative purposes. Because the counterparties to these transactions are limited to high confidence level financial institutions and the transactions are short-term only, the Company doesn't anticipate any risk due to default. Derivative transactions entered into by the Company are made only by Treasury department under approval by President and director who is in charge of these transactions.

2. The fair market value of transactions

Yen in Millions

	Contract amount	After one year	Fair market value	Unrealized Gain(loss)
Option contracts:				
Written				
Call:				
U.S. dollars	72,090	-		
	(828)	-	2,782	(1,953)
Purchased				
Put:				
U.S. dollars	72,090	-		
	(828)	-	637	(191)
Total	-	-	-	(2,144)

[Note]

1. The fair market value of option contracts are based on quotation provided by financial institution.
2. The amounts in brackets are option fee.

RETIREMENT AND SEVERANCE BENEFITS INFORMATION

1. Outline of retirement benefit plan

The Company to file consolidated financial statements has approved pension scheme and lump-sum severance payments plan as defined benefit plan. It may also pay extra retirement allowance to employees who have distinguished services.
Certain overseas consolidated subsidiaries have defined contribution plan as well as defined benefit plan.

2. Retirement benefit obligation as of March 31, 2001

	Yen in Millions
a. Retirement benefit obligation	(14,362)
b. Pension assets	9,536
c. Unfunded retirement benefit obligation	(4,825)
d. No amortization of difference by accounting changes	-
e. Unrecognized actuarial difference	89
f. Unrecognized prior service cost (decrease of obligation)	718
g. Net pension liability recognized in the consolidated balance sheet	(4,017)
h. Prepaid pension cost	-
i. Retirement and severance benefits	(4,017)

3. Retirement benefit cost for the year ended March 31, 2001

	Yen in Millions
a. Service cost	842
b. Interest cost	437
c. Expected return rate on plan assets	(248)
d. Amortization of difference by accounting changes	(563)
e. Amortization of actuarial difference	1,420
f. Amortization of prior service cost	721
g. Retirement benefit cost	2,610

4. Basis of calculation

a. Allocation of expected retirement benefit payments	Fixed payments over a period of time
b. Discount rate	1.5% to 7.0%
c. Expected return rate on plan assets	1.5% to 8.0%
d. Amortization years of prior service cost	one to ten years
e. Amortization years of actuarial difference	fully amortized in the same fiscal year as incurred at the Company to file consolidated statements
f. Amortization years of difference by accounting changes	fully amortized in the initial fiscal year

PRODUCTION , ORDER AND SALES INFORMATION

Years ended March 31, 2000 and 2001

Yen in Millions

1. Production

	2000	2001
Electronic entertainment products	528,638	454,578
Others	3,909	2,638
Total	532,548	457,217

[Note]

Amounts mentioned above are calculated from selling price which is excluding consumption tax.

2. Order

	2000		2001	
	Orders received	Back orders	Orders received	Back orders
Electronic entertainment products Software	82,739	3,493	70,228	3,381
Total	82,739	3,493	70,228	3,381

3. Sales

	2000	2001
Electronic entertainment products	523,834	458,508
Others	6,831	3,993
Total	530,665	462,502

[Note]

Amounts mentioned above 2 and 3 are the ones excluding consumption tax.

Nintendo Co., Ltd.
11-1 Hokotate-cho Kamitoba,
Minami-ku, Kyoto 601-8501
Japan

NON-CONSOLIDATED FINANCIAL STATEMENTS

FINANCIAL HIGHLIGHTS

Years ended March 31, 2000 and 2001

The amounts presented herein are rounded down under one million yen except as otherwise denominated.
Numbers in parentheses are negative.

	Yen in Millions	
	2000	**2001**
Net sales	414,053	**351,066**
Percentage change from previous year	(11.4%)	**(15.2%)**
Income from operations	104,486	**50,741**
Percentage change from previous year	(20.6%)	**(51.4%)**
Income before income taxes and extraordinary items	75,478	**164,533**
Percentage change from previous year	(44.3%)	**118.0%**
Net income	49,115	**86,777**
Percentage change from previous year	(27.9%)	**76.7%**
Net income per share	¥346. 69	**¥612. 54**
Ratio of net income to net worth	7.2%	**11.6%**
Ratio of income before income taxes and extraordinary items to total assets	9.2%	**18.4%**
Ratio of income before income taxes and extraordinary items to net sales	18.2%	**46.9%**
Total cash dividends per share	¥120. 00	**¥120. 00**
Interim	¥60. 00	**¥60. 00**
Year-end	¥60. 00	**¥60. 00**
Payout ratio	34.6%	**19.6%**
Ratio of dividends to net worth	2.4%	**2.2%**
Financial position		
Total assets (1)	836,398	**947,921**
Shareholders' equity (2)	713,490	**785,536**
Ratio of net worth to total assets (2)/(1)	85.3%	**82.9%**
Shareholders' equity per share	¥5, 036. 32	**¥5, 544. 87**

(Reference)

Date of Shareholders' Meeting : June 28, 2001
Number of shares outstanding as of March 31, 2001: 141,669,000 shares (Stock trading unit : 100 shares)
Average number of shares outstanding in the period : 141,669,000 shares (Stock trading unit : 100 shares)
Change of accounting policies : None

NON-CONSOLIDATED BALANCE SHEETS

As of March 31, 2000 and 2001

Yen in Millions

	2000		2001		Change
[Assets]					
Current assets:					
Cash & deposits	525,386		**622,264**		96,877
Notes receivable	2,882		**2,202**		(680)
Trade accounts receivable	145,400		**153,297**		7,896
Marketable securities	4,756		**6,475**		1,719
Inventories	9,202		**6,601**		(2,601)
Deferred income taxes - current	10,267		**18,702**		8,434
Other current assets	12,353		**10,855**		(1,497)
Allowance for doubtful accounts	(755)		**(1,037)**		(282)
	709,494	84.8%	**819,360**	**86.4%**	109,866
Fixed assets:					
Property, plant & equipment					
Buildings & structures	9,920		**17,877**		7,956
Machinery & equipment	548		**110**		(438)
Automobiles	43		**36**		(7)
Furniture & fixtures	563		**1,596**		1,032
Land	31,584		**25,596**		(5,988)
Construction in progress	3,461		**29**		(3,432)
	46,122	5.5%	**45,245**	**4.8%**	(877)
Intangible assets					
Software	118		**342**		223
Other intangible assets	56		**99**		43
	175	0.0%	**442**	**0.1%**	267
Investments & other assets					
Investments in securities	31,250		**27,468**		(3,781)
Investments in affiliated companies	38,792		**39,472**		679
Non-current receivable	8,562		**4,551**		(4,011)
Deferred income taxes - non-current	8,184		**14,270**		6,085
Other investments & other assets	2,379		**1,661**		(717)
Allowance for doubtful accounts	(8,563)		**(4,551)**		4,011
	80,606	9.7%	**82,873**	**8.7%**	2,267
	126,904	15.2%	**128,561**	**13.6%**	1,657
Total	836,398	100.0%	**947,921**	**100.0%**	111,523

As of March 31, 2000 and 2001

	2000		2001		Yen in Millions Change
[Liabilities]					
Current liabilities:					
Notes payable	40,279		36,734		(3,544)
Trade accounts payable	43,672		45,151		1,478
Other accounts payable	7,132		7,418		285
Accrued income taxes	16,686		56,033		39,346
Advances received	1,253		692		(560)
Reserve for accrued bonuses	1,412		1,511		99
Other current liabilities	9,045		11,069		2,024
	119,482	14.3%	158,611	16.7%	39,129
Non-current liabilities:					
Non-current accounts payable	1,520		418		(1,102)
Reserve for employee retirement and severance benefits	-		1,773		1,773
Reserve for directors retirement and severance benefits	1,905		1,581		(323)
	3,425	0.4%	3,773	0.4%	347
Total liabilities	122,908	14.7%	162,385	17.1%	39,476
[Shareholders' equity]					
Common stock	10,065	1.2%	10,065	1.1%	-
Additional paid-in capital	11,584	1.4%	11,584	1.2%	-
Legal reserve	2,516	0.3%	2,516	0.3%	-
Retained earnings	689,324	82.4%	758,932	80.1%	69,607
Special reserve	58		55		(2)
General reserve	605,000		660,000		55,000
Unappropriated	84,265		98,876		14,610
<Net income>	<49,115>		<86,777>		<37,662>
Unrealized gains of other securities	-	-	2,438	0.2%	2,438
Total shareholders' equity	713,490	85.3%	785,536	82.9%	72,046
Total	836,398	100.0%	947,921	100.0%	111,523

NON-CONSOLIDATED STATEMENTS OF INCOME

Years ended March 31, 2000 and 2001

Yen in Millions

	2000		2001		Change	%
Net sales	414,053	100.0%	**351,066**	**100.0%**	(62,986)	(15.2%)
Cost of sales	276,082	66.7%	**259,224**	**73.8%**	(16,858)	(6.1%)
Gross margin	137,970	33.3%	**91,842**	**26.2%**	(46,128)	(33.4%)
Selling, general & administrative expenses	33,483	8.1%	**41,100**	**11.7%**	7,616	22.7%
Income from operations	104,486	25.2%	**50,741**	**14.5%**	(53,744)	(51.4%)
Other income	33,810	8.2%	**114,124**	**32.5%**	80,314	237.5%
Interest income & dividends	31,353		**42,787**		11,434	
Other	2,457		**71,336**		68,879	
Other expenses	62,818	15.2%	**333**	**0.1%**	(62,485)	(99.5%)
Sales discount	339		**328**		(11)	
Other	62,478		**4**		(62,474)	
Income before income taxes and extraordinary items	75,478	18.2%	**164,533**	**46.9%**	89,054	118.0%
Extraordinary income	468	0.1%	**2,123**	**0.6%**	1,654	352.9%
Extraordinary loss	9	0.0%	**24,036**	**6.9%**	24,026	243,299.9%
Income before income taxes	75,937	18.3%	**142,620**	**40.6%**	66,682	87.8%
Provision for income taxes and enterprise tax	22,643	5.4%	**72,128**	**20.5%**	49,485	218.5%
Income taxes deferred	4,178	1.0%	**(16,286)**	**(4.6%)**	(20,465)	(489.7%)
Net income	49,115	11.9%	**86,777**	**24.7%**	37,662	76.7%
Retained earnings brought forward	20,977		**20,598**		(378)	
Recording deferred income tax assets for previous years	22,630		**-**		(22,630)	
Decrease of special reserve due to tax effect accounting	42		**-**		(42)	
Cash dividends	8,500		**8,500**		-	
Unappropriated retained earnings	84,265		**98,876**		14,610	

PROPOSAL OF APPROPRIATIONS

Years ended March 31, 2000 and 2001

Yen in Millions

	2000	2001	Change
Unappropriated retained earnings	84,265	**98,876**	14,610
Reversal of special reserve	2	**2**	(0)
Total	84,268	**98,879**	14,610
Cash dividends	8,499	**8,500**	0
	(¥60.00 per share)	**(¥60.00 per share)**	
Directors' bonuses	170	**170**	-
General reserve	55,000	**-**	(55,000)
Retained earnings - carried forward	20,598	**90,209**	69,610
Total	84,268	**98,879**	14,610

[Notes]

Interim cash dividends (8,500 million yen, ¥60 per share) were paid on December 8, 2000.

BASIS OF NON-CONSOLIDATED FINANCIAL STATEMENTS

1. A valuation basis and method of important assets

(A) Securities

Held-to-maturity bonds	Amortized cost method (by straight-line method)
Securities of subsidiaries and affiliates	Cost, determined by the moving average method
Other securities	
Marketable other securities	Market price method, based on the market value at balance sheet date (Losses are charged to income, and unrealized gains, net of tax are charged to shareholders' equity.)
Non-marketable other securities	Cost, determined by the moving average method

(B) Derivatives

Market price method

(C) Inventories

Inventories are stated at the lower of cost, determined by the moving average method, or market.

2. Depreciation method for fixed assets

(A) Tangible assets

Declining balance method (Some equipments are depreciated over economic useful life.)
Buildings (exclusive of structures) acquired on or after April 1,1998 are depreciated using the straight-line method.
Buildings are depreciated over 3 to 50 years.

(B) Intangible assets

Straight-line method
As for software for the in-house use, straight-line method based on usable period (mainly five years).

3. Translation basis of assets and/or liabilities denominated in foreign currencies

Receivables and/or payables denominated in foreign currency are translated into Japanese yen at the exchange rates in effect at the balance sheet for assets and liabilities. Exchange gains or losses are charged to income.

4. Allowance and reserve

(A) Allowance for doubtful accounts

The allowance for general accounts receivables is calculated with actual percentage of credit losses to provide against losses on bad debt. And that for each doubtful account is calculated with an estimated amount of probable bad debts.

(B) Reserve for accrued bonuses

The reserve for accrued bonuses is calculated with estimated prorated amounts to be paid.

(C) Reserve for employee retirement and severance benefits

The reserve for retirement and severance benefits is calculated with an estimated amount on the basis of the cost of retirement benefit and pension plan assets at the end of this fiscal year. Actuarial difference is amortized in the same year as incurred. The difference from introduction of the Financial Accounting Standards for Retirement of Japan (563 million yen) is fully amortized in this fiscal year. Therefore, the amount is charged to Other Income in this fiscal year.

(D) Reserve for directors retirement and severance benefits

The reserve for directors retirement and severance benefits is calculated with an estimated amount to be paid at the end of fiscal year, based on the Company's internal rules.

5. Lease transactions

Except for leases for which the ownership will transfer to the lessee, lease transactions are treated as the operating lease transactions.

6. Consumption tax

The consumption tax and the provincial consumption tax are recorded as asset / liability when they are received / paid.

ADDITIONAL INFORMATION

1. Accounting for reserve for employee retirement and severance benefits

From this fiscal year, the Company adopted the Financial Accounting Standard on Retirement and Severance Benefits ("Views on Establishment of Accounting Standards for Retirement Benefits," issued by the Business Accounting Deliberation Council on June 16, 1998). The effect on the financial statements of this application is minor. Accrued charge of the past service under approved pension scheme is included in Reserve for Employee Retirement and Severance Benefits.

2. Accounting for financial instruments

From this fiscal year, the Company adopted the Financial Accounting Standard on Financial Instruments ("Views on Establishment of Accounting Standards for Financial Instruments," issued by the Business Accounting Deliberation Council on January 22, 1999). The effect on the financial statements of this application is minor. At the beginning of the period, the Company examined its securities holdings, thus bonds redeemable within one year in held-to-maturity bonds are listed as Marketable Securities under Current Assets. Other securities are listed as Investment in Securities. As a result of the accounting change, Marketable Securities under Current Assets declined 572 million yen, while Investment in Securities rose the same amount.

3. Financial Accounting Standard on foreign currency transactions

From this fiscal year, the Company adopted the Financial Accounting Standard on Foreign Currency Transactions ("Views on Revision of Accounting Standards for Foreign Currency Transactions, etc." issued by the Business Accounting Deliberation Council on October 22, 1999). The effect on the financial statements of this application is minor.

SIGNIFICANT SUBSEQUENT EVENTS

Not applicable

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

Balance sheets information;

	2000	2001
		Yen in Millions
1. Accumulated depreciation of tangible assets	19,662	**18,227**
2. Treasury stock included in other current assets	51	**16**
	<2,841 shares>	***<851 shares>***
3. Receivable from affiliated companies		
Notes receivable	514	**98**
Trade accounts receivable	125,094	**138,539**
Inferior claim	8,445	**4,459**
4. Guaranteed liabilities	261	**279**
<DM in thousands>	*<DM5,000>*	***<DM5,000>***
5. Number of authorized shares	400,000,000 shares	**400,000,000 shares**
Number of shares outstanding	141,669,000 shares	**141,669,000 shares**

Statements of income information;

	2000	2001
		Yen in Millions
1. Research & development cost	12,106	**13,052**
2. Transactions with affiliated companies		
Net sales	257,861	**210,341**
Dividend income	14,281	**11,475**

Lease transaction information;

Finance lease

	2000	2001
		Yen in Millions
1. Notional acquisition cost, accumulated depreciation and balance		
Acquisition cost	303	**272**
Accumulated depreciation	284	**132**
Balance at the end of year	119	**139**
2. Future lease payments on non-cancelable finance lease		
Within a year	65	**62**
Over a year	54	**77**
Total	119	**139**
3. Lease expense and notional depreciation expense		
Lease expense	77	**83**
Depreciation expense	77	**83**

4. Calculation method of depreciation cost

Straight-line method over lease period, with zero residual value.

[Notes]

1. Notional acquisition cost and future lease payments on non-cancelable finance lease include interest paid.

Securities information;

Any securities of subsidiaries and affiliates do not have market value in this fiscal year.

Tax effect accounting information;

Year ended March 31, 2001

1. Significant components of deferred tax assets and liabilities are summarized as follows

	Yen in Millions Amount
Deferred tax assets:	
Research and development costs	6,763
Accrued enterprise taxes	5,713
Unrealized loss on investment in securities	5,402
Inventory - write-downs	4,169
Unrealized loss on land	2,515
Allowance for doubtful accounts	1,888
Copyright expense	1,407
Accrued expenses	1,277
Loss on investments in affiliated companies	1,224
Reserve for employee retirement and severance benefits	745
Reserve for directors retirement and severance benefits	664
Other	3,007
Total deferred tax assets	34,778
Deferred tax liabilities:	
Unrealized gains of other securities	(1,765)
Other	(40)
Total deferred tax liabilities	(1,805)
Net deferred tax assets	32,972

2. Reconciliation of the statutory tax rate and the effective income tax rate

Statutory tax rate	42.0%
Increase (reduction) in taxes resulting from:	
Expenses not deductible for tax purposes	0.2%
Indirect foreign tax credit on dividends from affiliated companies	(2.8%)
Other	(0.2%)
Effective income tax rate	39.2%

DIRECTOR'S CHANGE

(Scheduled date : June 28, 2001)

1. New director candidates:

General Manager, Marketing Division

Akira Iijima (present position : General Manager, Marketing Division)

General Manager, Tokyo Branch Office
General Manager, Marketing Administration Department

Kazuo Kawahara (present position : General Manager, Tokyo Branch Office
General Manager, Marketing Administration Department)

2. Director to be retired:

Kimio Mariko (present position : Director cum General Manager, Legal Department)

3. New auditor candidate:

Outside auditor (temporary)

Yoshirou Kitano (present position : Certified Public Accountant)

4. Auditor to be retired :

Seinosuke Kouno (present position : Outside auditor (temporary))

May 24, 2001
Nintendo Co., Ltd

1. CONSOLIDATED ACTUAL SALES UNITS, NUMBER OF NEW TITLES, ESTIMATED SALES UNITS AND ACTUAL SALES AMOUNT

Sales Units in Ten Thousands — Yen in
Number of New Titles Released — One Hundred Millions

		SALES UNITS			ACTUAL SALES
		2000	2001	Life-to-Date	2001
[Domestic]					
GAME BOY	Hardware	418	442	3,257	256
	Software	1,938	2,040	15,449	417
	Titles	169	201	1,190	
NINTENDO 64	Hardware	94	20	550	21
	Software	810	756	3,904	331
	Titles	47	25	192	
Others					109
Total					1,136
[Overseas]					
GAME BOY	Hardware	1,327	1,550	8,222	952
	Software	4,833	5,851	30,191	977
	Titles	159	220	882	
NINTENDO 64	Hardware	555	265	2,692	268
	Software	4,856	2,839	17,751	961
	Titles	107	58	289	
Others					329
Total					3,488
[Total]					
GAME BOY	Hardware	1,745	1,993	11,479	1,208
	Software	6,771	7,891	45,640	1,394
NINTENDO 64	Hardware	649	285	3,242	289
	Software	5,666	3,595	21,655	1,292
Others					438
Total					4,625

*1. Overseas titles include solely new tittles in the United States market.
*2. GAME BOY domestic titles include Nintendo Power titles.
*3. Consolidated actual sales units of GAME BOY ADVANCE hardware are included in GAME BOY line.

2. BALANCE OF MAJOR FOREIGN CURRENCY CASH / DEPOSIT AND ACCOUNTS RECEIVABLE WITHOUT EXCHANGE CONTRACT

	As of Mar. 31, 2000		As of Mar. 31, 2001	
	AMOUNT IN FOREIGN CURRENCY	YEAR-END EXCHANGE RATE	AMOUNT IN FOREIGN CURRENCY	YEAR-END EXCHANGE RATE
Cash and Deposit	US$3,535 million DM 988 million	US$ 1.00=¥ 106.15	US$1,926 million DM 1,537 million	US$ 1.00=¥ 123.90
Accounts Receivable	US$ 994 million DM 371 million	DM 1.00=¥ 52.22	US$ 840 million DM 613 million	DM 1.00=¥ 55.90

Nintendo®

Nintendo Co., Ltd.
11-1 Kamitoba hokotate-cho,
Minami-ku, Kyoto 601-8501
Japan

CONSOLIDATED FINANCIAL STATEMENTS

Nintendo Co., Ltd. and Consolidated Subsidiaries

FINANCIAL HIGHLIGHTS

Six months ended September 30, 2000 and 2001, and year ended March 31, 2001

The amounts presented herein are rounded down under one million yen except as otherwise denominated.

Numbers in parentheses are negative.

Yen in Millions

	Sept. 30 2000	**Sept. 30 2001**	Mar. 31 2001
Net sales	190,634	**225,722**	462,502
Percentage change from previous half year	-	**18.4%**	
Operating income	39,533	**51,221**	84,697
Percentage change from previous half year	-	**29.6%**	
Income before income taxes and extraordinary items	62,729	**51,557**	192,247
Percentage change from previous half year	-	**(17.8%)**	
Net income	30,018	**34,349**	96,603
Percentage change from previous half year	-	**14.4%**	
Net income per share	¥211.89	**¥242.47**	¥681.90
Financial position			
Total assets (1)	927,534	**1,065,615**	1,068,568
Shareholders' equity (2)	765,133	**858,411**	834,951
Ratio of net worth to total assets (2) / (1)	82.5%	**80.6%**	78.1%
Shareholders' equity per share	¥5,400.89	**¥6,059.41**	¥5,893.71
Cash flows			
Cash flows from operating activities	11,640	**(18,546)**	122,234
Cash flows from investing activities	(2,578)	**(65,151)**	12,776
Cash flows from financing activities	(8,456)	**(8,528)**	(16,451)
Cash and cash equivalents - Ending	598,675	**680,987**	785,992

Scope of consolidation and equity method application

Consolidated subsidiaries	24
(of which, newly added ··· 2 excluded ··· 0)	
Non-consolidated subsidiary with equity method applied	1
Affiliates with equity method applied	12
(of which, newly added ··· 0 excluded ··· 2)	

COMPANY GROUP INFORMATION

Nintendo Co., Ltd. ("the Company") and its related companies, which are composed of the Company, twenty-six subsidiaries, and fifteen affiliates as of September 30, 2001, operate manufacturing and sales of electronic entertainment products as a major business. Chart of business by the Company and its related companies are as follows.



Customers
Retailer etc.
(a) Nintendo Services USA, Inc.
(d) Pokémon USA, Inc.
Distributor
(a) Nintendo of America Inc.
(a) Nintendo of Canada Ltd.
(a) Nintendo of Europe GmbH
(a) Nintendo France S.A.R.L.
(a) Nintendo Benelux B.V.
(a) Nintendo España, S.A.
(a) Nintendo Australia Pty. Ltd.
(a) Nintendo Phuten Co., Ltd.
Retailer
(d) The Pokémon Company
Management of Game Creator etc.
(a) warpstar Co., Ltd.
(d) Marigul Management Inc.
(d) MGM FUND Inc.
(c) Fukuei Co., Ltd.
(e) Randnet DD Co., Ltd.
Market Research etc.
(a) NES Merchandising Inc.
(a) NHR Inc.
(a) HFI Inc.
Electronic Registration Service of Merchandise etc.
(a) SiRAS.com Inc.
(a) Nintendo Services Ltd.
Nintendo Co., Ltd.
Software Development etc.
(a) ND CUBE Co., Ltd.
(a) Brownie Brown Co., Ltd.
(d) MONEGI Co.
(d) Mobile 21 Co., Ltd.
(d) HAL LABORATORY, INC.
(e) Ape inc.
Software Development etc.
(a) Nintendo Technology Development Inc.
(a) Nintendo Software Technology Corporation
(a) Nintendo Software Canada Inc.
(a) Rare Acquisition Inc.
(a) Rare Limited
(a) Rare Inc.
(a) Rare Toys & Games, Inc.
(b) A/N Software Inc.
(d) Rareware Limited
(d) Left Field Productions, Inc.
(d) Retro Studios, Inc.
(d) Silicon Knights Inc.
(d) iKuni Inc.
(e) Midway/Nintendo Inc.
Sales channel
Other channel

The number of companies

(a) Consolidated subsidiaries	----------------------------	24
(b) Non-consolidated subsidiary with equity method applied	----	1
(c) Non-consolidated subsidiary with equity method non-applied	---	1
(d) Affiliates with equity method applied	-----------	12
(e) Affiliates with equity method non-applied	--------	3

MANAGEMENT POLICY

1. Basic management policy

Nintendo Co., Ltd. ("the Company") and its consolidated subsidiaries (together with the Company, "Nintendo") strive to create new and unique interactive video games, utilizing advanced computer technology in the home entertainment and handheld gaming environments.

Nintendo seeks to provide consumers with a "world of entertainment", which is both innovative and fun with elements they have never experienced.

2. Basic policy of profit distribution

It is the Nintendo's basic policy to internally provide the capital necessary to fund future growth, including capital investments, and to also maintain a strong and liquid financial position. For our shareholders' perspective, it is our policy to keep the level of dividends stable for a long period of time. In addition, the Company is prepared for possible future share buyback.

Retained earnings are maintained for development of new products, capital investments, and reinforcement of sales system in a most competitive industry.

3. Medium and long term management strategy and challenges

In the current video game market, dramatic improvements have been made in hardware capabilities by utilizing new technologies; however, it is becoming more difficult to create unique and fun games utilizing the full capabilities of the new hardware. Nintendo is focusing much more time and resources on creating and expanding the world of video game entertainment. The Company has expanded and strengthened its R&D functions to promote these changes. Consequently, the Company attempts to constantly increase its profits by innovation and quick response to the rapid changes in business environment.

OPERATING RESULT

1.Review of operations

During the first-half of our fiscal year ended March 31, 2002, the world economy softened and demand was sluggish for information technology (IT) production. In this environment, while continuously developing quality software in order to provide unprecedented fun and excitement which consumers have never experienced, Nintendo launched a new handheld system GAME BOY ADVANCE in the American and European markets and a new home entertainment console NINTENDO GAMECUBE into the domestic market.

As a result, the Company reported consolidated net sales of 225,722 million yen, including foreign sales of 162,502 million yen which accounted for 72% of consolidated net sales. Income before income taxes and extraordinary items was 51,557 million yen. Net income for the six month period ended September 30, 2001 was 34,349 million yen.

With respect to sales by category, in the electronic entertainment products division, GAME BOY ADVANCE was a success with exclusive software titles selling more than one million units since the launch. In overseas markets, GAME BOY COLOR software continued to be successful.

Total net sales in the electronic entertainment products division were 224,730 million yen, while sales in other products division (playing cards, karuta, etc) were 991 million yen.

Net cash used in operating activities was 18,546 million yen, an increase of 30,186 million yen from the previous half fiscal year. This was due principally to the timing of payment of income taxes. Net cash used in investing activities was 65,151 million yen, an increase of 62,573 million yen, due to the increased level of time deposits (over 3 months). Net cash used in financing activities was 8,528 million yen, increasing 72 million yen, including the payment of dividends. At September 31, 2001 cash and cash equivalents totaled 680,987 million yen.

With respect to geographic segment information, net sales in each segment, (Japan, the Americas, and Europe) increased as compared to the previous half-year because of the new GAME BOY ADVANCE sales and the release of NINTENDO GAMECUBE in Japan.

The interim dividend is declared of 60 yen per share.

2. Annual Outlook

Looking ahead to the second-half of fiscal year ending March 31, 2002, the September 11 terrorist attack in the United States is further slowing down that market and is overcastting the world economy.

Under this circumstance, Nintendo will continue to develop software enabling NINTENDO GAMECUBE and GAME BOY ADVANCE to be linked and to provide consumers with yet another new form of entertainment.

CONSOLIDATED BALANCE SHEETS

As of September 30, 2000 and 2001, and March 31, 2001

Yen in Millions

	Sept. 30 2000		Sept. 30 2001		Mar. 31 2001	
[Assets]						
Current assets:						
Cash and deposits	604,266		782,390		824,937	
Notes and trade accounts receivable	68,999		67,210		54,715	
Marketable securities	71,531		5,737		13,087	
Inventories	35,826		42,848		22,560	
Deferred income taxes - current	27,606		34,772		34,766	
Other current assets	16,951		17,879		13,848	
Allowance for doubtful accounts	(4,625)		(5,526)		(5,671)	
	820,556	88.5 %	945,312	88.7 %	958,245	89.7 %
Fixed assets:						
Property, plant and equipment						
Buildings and structures	17,003		25,237		25,936	
Land	39,454		34,090		34,612	
Other property, plant and equipment	9,171		5,488		4,266	
	65,629	7.1 %	64,816	6.1 %	64,815	6.1 %
Intangible assets	200	0.0 %	195	0.0 %	478	0.0 %
Investments and other assets						
Investments in securities	28,988		33,129		28,471	
Deferred income taxes - non-current	9,577		14,186		14,640	
Other investments and other assets	2,693		8,255		2,008	
Allowance for doubtful accounts	(112)		(279)		(92)	
	41,146	4.4 %	55,291	5.2 %	45,028	4.2 %
	106,977	11.5 %	120,303	11.3 %	110,322	10.3 %
Total	927,534	100.0 %	1,065,615	100.0 %	1,068,568	100.0 %

As of September 30, 2000 and 2001, and March 31, 2001

Yen in Millions

	Sept. 30 2000		Sept. 30 2001		Mar. 31 2001	
[Liabilities]						
Current liabilities:						
Notes and trade accounts payable --------	73,054		98,737		84,244	
Accrued income taxes ----------	22,468		19,291		65,074	
Reserve for bonuses -----------	1,388		1,498		1,511	
Other current liabilities ---------	59,177		79,043		73,922	
	156,089	16.8 %	198,571	18.6 %	224,753	21.0 %
Non-current liabilities:						
Non-current accounts payable --------	486		402		418	
Reserve for employee retirement and severance benefits ------	1,299		4,198		4,017	
Reserve for directors retirement and severance benefits ------	1,474		1,626		1,581	
	3,260	0.4 %	6,228	0.6 %	6,016	0.6 %
Total liabilities ---------------	159,349	17.2 %	204,799	19.2 %	230,769	21.6 %
[Minority interests in consolidated subsidiaries]						
Minority interests in consolidated subsidiaries --	3,051	0.3 %	2,404	0.2 %	2,846	0.3 %
[Shareholders' equity]						
Common stock --------------	10,065	1.1 %	10,065	1.0 %	10,065	0.9 %
Additional paid-in capital ---------	11,584	1.2 %	11,584	1.1 %	11,584	1.1 %
Consolidated retained earnings ----	757,198	81.6 %	841,137	78.9 %	815,457	76.3 %
Unrealized gains on other securities ---	4,223	0.5 %	2,417	0.2 %	2,438	0.2 %
Translation adjustments ----------	(17,921)	(1.9) %	(6,723)	(0.6) %	(4,577)	(0.4) %
	765,150	82.5 %	858,480	80.6 %	834,968	78.1 %
Treasury stock, at cost ----------	(16)	(0.0) %	(69)	(0.0) %	(16)	(0.0) %
Total shareholders' equity ------	765,133	82.5 %	858,411	80.6 %	834,951	78.1 %
Total ------------------------------	927,534	100.0 %	1,065,615	100.0 %	1,068,568	100.0 %

CONSOLIDATED STATEMENTS OF INCOME

Six months ended September 30, 2000 and 2001, and year ended March 31, 2001

Yen in Millions

	Sept. 30 2000		**Sept. 30 2001**		Mar. 31 2001	
Net sales	190,634	100.0 %	**225,722**	**100.0 %**	462,502	100.0 %
Cost of sales	109,356	57.4 %	**130,458**	**57.8 %**	278,462	60.2 %
Gross margin	81,278	42.6 %	**95,263**	**42.2 %**	184,040	39.8 %
Selling, general and administrative expenses	41,745	21.9 %	**44,041**	**19.5 %**	99,342	21.5 %
Operating income	39,533	20.7 %	**51,221**	**22.7 %**	84,697	18.3 %
Other income						
Interest income	19,620		**12,264**		39,133	
Other	4,117		**1,237**		69,936	
Total other income	23,738	12.5 %	**13,502**	**6.0 %**	109,069	23.6 %
Other expenses						
Sales discount	118		**219**		306	
Equity in losses of non-consolidated subsidiary and affiliates	81		**-**		731	
Other	342		**12,947**		482	
Total other expenses	542	0.3 %	**13,166**	**5.9 %**	1,520	0.3 %
Income before income taxes and extraordinary items	62,729	32.9 %	**51,557**	**22.8 %**	192,247	41.6 %
Extraordinary income	371	0.2 %	**3,851**	**1.7 %**	470	0.1 %
Extraordinary loss	14,051	7.4 %	**223**	**0.1 %**	24,066	5.2 %
Income before income taxes and minority interests income	49,049	25.7 %	**55,186**	**24.4 %**	168,651	36.5 %
Provision for income taxes and enterprise tax	30,758	16.1 %	**21,435**	**9.5 %**	93,710	20.3 %
Income taxes deferred	(12,073)	(6.3 %)	**(71)**	**(0.0 %)**	(21,358)	(4.6 %)
Minority interests income	346	0.2 %	**(527)**	**(0.3 %)**	(303)	(0.1 %)
Net income	30,018	15.7 %	**34,349**	**15.2 %**	96,603	20.9 %

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Six months ended September 30, 2000 and 2001, and year ended March 31, 2001

Yen in Millions

	Sept. 30 2000	**Sept. 30 2001**	Mar. 31 2001
Consolidated retained earnings -Beginning	735,850	**815,457**	735,850
Increase			
Retained earnings increased by addition of equity method companies	-	-	174
Total increase	-	-	174
Decrease			
Cash dividends	8,499	**8,500**	17,000
Directors' bonuses	170	**170**	170
Total decrease	8,669	**8,670**	17,170
Net income	30,018	**34,349**	96,603
Consolidated retained earnings -Ending	757,198	**841,137**	815,457

CONSOLIDATED STATEMENT OF CASH FLOWS

Six months ended September 30, 2000 and 2001, and year ended March 31, 2001

Yen in Millions

	Sept. 30 2000	Sept. 30 2001	Mar. 31 2001
I Cash flows from operating activities:			
Income before income taxes	49,049	55,186	168,651
Depreciation and amortization	1,850	2,730	4,537
Increase in allowance for doubtful accounts	704	209	1,077
Interest and dividends income	(19,688)	(12,335)	(39,245)
Interest expenses	-	0	0
Foreign exchange losses (gains)	(4,889)	10,594	(66,563)
Reversal of unrealized loss on investment in securities	-	(2,864)	-
Unrealized loss on investment in securities	11,536	203	13,562
Decrease (increase) in notes and trade accounts receivables	5,621	(13,361)	25,648
Decrease (increase) in inventories	(5,735)	(20,607)	9,701
Increase (decrease) in notes and trade accounts payables	(16,129)	10,265	(5,027)
Increase in consumption taxes payables	1,113	540	1,293
Directors' bonuses paid	(170)	(170)	(170)
Other, net	(376)	5,762	19,780
Sub-total	22,886	36,154	133,246
Interest and dividends received	17,766	12,419	39,464
Interest paid	-	(0)	(0)
Income taxes paid	(29,012)	(67,119)	(50,475)
Net cash provided by (used in) operating activities	11,640	(18,546)	122,234
II Cash flows from investing activities:			
Increase in time deposits, net	(5,800)	-	-
Increase in time deposits	-	(103,295)	(58,980)
Decrease in time deposits	-	44,492	17,429
Payments for purchases of marketable securities	(74,506)	(30,666)	(134,796)
Proceeds from sales of marketable securities	79,812	35,762	206,048
Payments for purchases of property, plant and equipment	(3,175)	(9,800)	(10,836)
Proceeds from sales of property, plant and equipment	91	822	134
Payments for investments in securities	-	(12,000)	(6,005)
Proceeds from investments in securities	-	9,998	-
Other, net	999	(465)	(216)
Net cash provided by (used in) investing activities	(2,578)	(65,151)	12,776
III Cash flows from financing activities:			
Proceeds from stock issued to minority interests of a subsidiary	-	5	501
Payments for purchases of treasury stock	(130)	(150)	(230)
Proceeds from sale of treasury stock	169	113	266
Cash dividends paid	(8,495)	(8,496)	(16,988)
Net cash provided by (used in) financing activities	(8,456)	(8,528)	(16,451)
IV Effect of exchange rate changes on cash and cash equivalents	4,007	(12,777)	73,369
V Net increase (decrease) of cash and cash equivalents	4,613	(105,004)	191,929
VI Cash and cash equivalents - Beginning	594,062	785,992	594,062
VII Cash and cash equivalents - Ending	598,675	680,987	785,992

BASIS OF CONSOLIDATED FINANCIAL STATEMENTS

1. Scope of consolidation

Consolidated subsidiaries	24	Nintendo of America Inc.	NES Merchandising Inc.	NHR Inc.	HFI Inc.
		SiRAS.com Inc.	Nintendo of Canada Ltd.	Nintendo of Europe GmbH	
		Nintendo France S.A.R.L.	Nintendo Benelux B.V.	Nintendo España, S.A.	
		Nintendo Australia Pty. Ltd.	Nintendo Technology Development Inc.		
		Nintendo Software Technology Corporation	Nintendo Software Canada Inc.		
		Nintendo Services Ltd.	Nintendo Services USA, Inc.	Rare Acquisition Inc.	
		Rare Limited	Rare Inc.	Rare Toys & Games, Inc.	Nintendo Phuten Co., Ltd.
		ND CUBE Co., Ltd.	Brownie Brown Co., Ltd.	warpstar Co., Ltd.	

Nintendo Services USA, Inc. and warpstar Co.,Ltd. are newly consolidated because of share acquisition.

Non-consolidated subsidiaries	2	Fukuei Co., Ltd.	A/N Software Inc.

Above two companies are excluded from consolidation as they are not considered to be significant.

2. Scope of equity method companies

Equity method non-consolidated subsidiary	1	A/N Software Inc.		
Equity method affiliates	12	Marigul Management Inc.	MGM Fund Inc.	The Pokémon Company
		MONEGI Co.	Mobile 21 Co., Ltd.	HAL LABORATORY, INC.
		Rareware Limited	Left Field Productions, Inc.	Retro Studios, Inc.
		Silicon Knights Inc.	iKuni Inc.	Pokémon USA, Inc.

The Pokémon Company LLC had completed its liquidation as of August 30, 2001, while Randnet DD Co., Ltd. has been placed into liquidation since June 30, 2001. Consequently, these companies are excluded from the scope of equity method affiliates.

With respect to (equity method applied) companies with different six-month end from consolidated six- month end (i.e., September 30), their financial statements are used as they are.

3. Fiscal six-month end of consolidated subsidiaries

Although financial six-month end of Nintendo Phuten Co., Ltd., Rare Limited, Rare Inc., and Rare Toys & Games, Inc. are June 30, which is different from consolidated six-month end, their financial statements are used for consolidation as the variance of six-month end is within three months (so-called three month rule applicable). Important transactions between their six-month end and September 30 are reconciled for consolidation.

4. Accounting policies

(1) A valuation basis and method of important assets

(A) Securities

Held-to-maturity bonds	Amortized cost method (by straight-line method)
Other securities	
Marketable other securities	Market price method, based on the market value at balance sheet date (Losses are charged to income, and unrealized gains, net of tax are charged to shareholders' equity.)
Non-marketable other securities	Cost, determined by the moving average method

(B) Derivatives

Market price method

(C) Inventories

Lower of cost, determined by the moving average method, or market

(2) Depreciation method for fixed assets

(A) Tangible assets

The Company to file consolidated financial statements and domestic consolidated subsidiaries	Declining balance method (Some equipments are depreciated over economic useful life.) Buildings (exclusive of structures) acquired on or after April 1,1998 are depreciated using the straight-line method.
Overseas consolidated subsidiaries	Straight-line method over the estimated useful lives of the assets. Major durability period is as follows. Buildings and structures: 3 to 60 years

(B) Intangible assets

Straight-line method
As for software for the in-house use, straight-line method based on usable period (mainly five years).

(3) Allowance and reserve

(A) Allowance for doubtful accounts

The Company to file consolidated financial statements and domestic consolidated subsidiaries are calculating the allowance for general accounts receivables with actual percentage of credit losses to provide against losses on bad debts, as well as calculating the allowance for each doubtful account with an estimated amount of probable bad debts. Overseas consolidated subsidiaries are calculating the allowance for each doubtful account with an estimated amount of probable bad debts.

(B) Reserve for bonuses

The Company to file consolidated financial statements is calculating the reserve for bonuses with estimated prorated amounts to be paid.

(C) Reserve for employee retirement and severance benefits

The Company to file consolidated financial statements and part of consolidated subsidiaries are calculating the reserve for employee retirement and severance benefits with estimated amounts to be required at the end of this interim fiscal year, on the basis of the cost of retirement benefits and pension

(D) Reserve for directors retirement and severance benefits

The Company to file consolidated financial statements is calculating the reserve for directors retirement and severance benefits with estimated amounts to be paid at the end of this interim fiscal year, based on the Company's internal rules.

(4) Translation basis of assets and/or liabilities denominated in foreign currencies

Receivables and/or payables denominated in foreign currencies are translated into Japanese yen by the spot exchange rate at the end of this interim fiscal year. Exchange gains or losses are charged to income. With respect to financial statements of overseas consolidated subsidiaries, balance sheets are translated into Japanese yen at exchange rates in effect at the balance sheet date for assets and liabilities. The average exchange rates for the fiscal period are used for translation of revenue and expenses. The difference resulting from translation in this manner are shown as Minority Interests in Consolidated Subsidiaries and Translation Adjustments in Shareholders' equity.

(5) Lease transactions

Leases, other than those leases deemed to transfer the ownership of the leased assets to lessees, are accounted for as operating leases. Part of overseas consolidated companies are treating such transactions pursuant to normal buy-sell transactions.

(6) Consumption tax

The consumption tax and the provincial consumption tax are recorded as asset / liability when they are received / paid.

5. Funds in consolidated statement of cash flows

Funds (cash and cash equivalents) in consolidated statement of cash flows cover cash in hand, deposit which is able to be withdrawn at any time, and short-time investments which are able to be cashed easily, with little risk of value fluctuation, for which the term of redemption comes within three months from the acquired date.

NOTES

Consolidated balance sheets information;

	Sept. 30 2000	Sept. 30 2001	Yen in Millions Mar. 31 2001
Accumulated depreciation of tangible assets	32,129	**32,120**	30,052

Consolidated statements of cash flows information;

Reconciliation between cash and cash equivalents - Ending and the amount shown on consolidated balance sheets

	Sept. 30 2000	Sept. 30 2001	Mar. 31 2001
Cash and deposits account	604,266	**782,390**	824,937
Bonds etc. due within three months period	-	**350**	4,497
Time deposits (over 3 months)	(5,591)	**(101,752)**	(43,443)
Cash and cash equivalents - Ending	598,675	**680,987**	785,992

Lease transaction information

1. Finance lease

	Sept. 30 2000	Sept. 30 2001	Mar. 31 2001
(1) Notional acquisition cost, accumulated depreciation and balance			
Acquisition cost	474	**529**	580
Accumulated depreciation	240	**240**	342
Balance	233	**289**	237
(2) Future lease payments			
Within a year	103	**138**	107
Over a year	130	**150**	130
Total	233	**289**	237
(3) Lease expense and notional depreciation expense			
Lease expense	69	**78**	135
Depreciation expense	69	**78**	135

(4) Calculation method of depreciation cost

Straight-line method over lease period, with zero residual value.

2. Operating lease

Future lease payments

	Sept. 30 2000	Sept. 30 2001	Mar. 31 2001
Within a year	79	**151**	89
Over a year	300	**403**	334
Total	379	**554**	424

SEGMENT INFORMATION

1. Segment information by business categories

Since the company operates predominantly in one industry segment which is accounted for over 90% of total sales, operating income and assets, this information is left out.

2. Segment information by seller's location

Yen in Millions

Six months ended Sept 30, 2000	Domestic	The Americas	Europe	Other	Total	Eliminations or unallocated assets	Consolidated
Net sales and operating income							
Net sales							
(1)Sales to third parties	56,030	88,871	41,486	4,246	190,634	-	190,634
(2)Sales to inter segments	84,030	307	6,686	0	91,024	(91,024)	-
Total	140,060	89,179	48,172	4,246	281,659	(91,024)	190,634
Cost of sales and operating expenses	118,541	77,641	41,486	4,121	241,790	(90,688)	151,101
Operating income	21,519	11,538	6,686	124	39,869	(336)	39,533

Six months ended Sept 30, 2001	Domestic	The Americas	Europe	Other	Total	Eliminations or unallocated assets	Consolidated
Net sales and operating income							
Net sales							
(1)Sales to third parties	73,435	97,020	52,040	3,224	225,722	-	225,722
(2)Sales to inter segments	109,332	544	2,447	0	112,325	(112,325)	-
Total	182,768	97,564	54,488	3,225	338,047	(112,325)	225,722
Cost of sales and operating expenses	150,850	83,347	48,334	3,047	285,580	(111,080)	174,500
Operating income	31,917	14,217	6,153	178	52,467	(1,245)	51,221

Year ended March 31, 2001	Domestic	The Americas	Europe	Other	Total	Eliminations or unallocated assets	Consolidated
Net sales and operating income							
Net sales							
(1)Sales to third parties	142,166	237,864	73,842	8,630	462,502	-	462,502
(2)Sales to inter segments	209,037	684	8,854	6	218,582	(218,582)	-
Total	351,204	238,548	82,696	8,636	681,085	(218,582)	462,502
Cost of sales and operating expenses	300,472	209,165	74,051	8,233	591,922	(214,117)	377,804
Operating income	50,731	29,382	8,645	403	89,162	(4,464)	84,697

3. Sales to overseas customers

Yen in Millions

Six months ended Sept 30, 2000	The Americas	Europe	Other	Total
Sales to overseas customers	89,352	54,210	7,013	150,577
Consolidated net sales				190,634
Percentage of sales to overseas customers to consolidated net sales	46.9%	28.4%	3.7%	79.0%

Six months ended Sept 30, 2001	The Americas	Europe	Other	Total
Sales to overseas customers	97,520	59,126	5,855	162,502
Consolidated net sales				225,722
Percentage of sales to overseas customers to consolidated net sales	43.2%	26.2%	2.6%	72.0%

Year ended March 31, 2001	The Americas	Europe	Other	Total
Sales to overseas customers	238,779	96,788	13,270	348,839
Consolidated net sales				462,502
Percentage of sales to overseas customers to consolidated net sales	51.6%	20.9%	2.9%	75.4%

SECURITIES INFORMATION

Ⅰ As of September 30, 2000

Yen in Millions

1. Marketable other securities

	Cost	Book Value	Difference
Stocks	5,062	12,252	7,189
Bonds	25,507	14,063	(11,444)
Total	30,570	26,315	(4,254)

2. Contents and book value of major non-marketable securities

		Yen in Millions
(1)Held-to-maturity bonds		
Commercial paper		71,531
(2)Other securities		
Unlisted securities	*<except over-the-counter stock>*	1,250

Ⅱ As of September 30, 2001

Yen in Millions

1. Marketable other securities

	Cost	Book Value	Difference
Stocks	5,003	8,626	3,622
Bonds	25,507	16,200	(9,306)
Total	30,511	24,827	(5,684)

2. Contents and book value of major non-marketable securities

	Yen in Millions
(1)Held-to-maturity bonds	
Commercial paper	2,999
Unlisted foreign bonds	2,388
(2)Other securities	
Unlisted foreign bonds	7,000

Ⅲ As of March 31, 2001

Yen in Millions

1. Marketable other securities

	Cost	Book Value	Difference
Stocks	5,141	9,037	3,895
Bonds	25,507	13,098	(12,409)
Total	30,649	22,136	(8,513)

2. Contents and book value of major non-marketable securities

	Yen in Millions
(1)Held-to-maturity bonds	
Commercial paper	9,109
Unlisted foreign bonds	3,478
(2)Other securities	
Unlisted foreign bonds	5,000

DERIVATIVE TRANSACTIONS INFORMATION

Six months ended September 30, 2000 and 2001, and year ended March 31, 2001

Yen in Millions

	Sept. 30 2000			**Sept. 30 2001**		
	Contract amount <Option fee>	Fair market value	Unrealized Gain(loss)	**Contract amount <Option fee>**	**Fair market value**	**Unrealized Gain(loss)**
Option contracts:						
Written						
Call:						
U.S. dollars	-			61,839		
	<->	-	-	<565>	634	(69)
Purchased						
Put:						
U.S. dollars	-			61,839		
	<->	-	-	<565>	439	(126)
Total	-	-	-	-	-	(195)

	Mar. 31 2001		
	Contract amount <Option fee>	Fair market value	Unrealized Gain(loss)
Option contracts:			
Written			
Call:			
U.S. dollars	72,090		
	<828>	2,782	(1,953)
Purchased			
Put:			
U.S. dollars	72,090		
	<828>	637	(191)
Total	-	-	(2,144)

SIGNIFICANT SUBSEQUENT EVENTS

Not applicable

PRODUCTION, ORDER AND SALES INFORMATION

Six months ended September 30, 2000 and 2001, and year ended March 31, 2001

Yen in Millions

1. Production

	Sept. 30 2000	Sept. 30 2001	Mar. 31 2001
Electronic entertainment products			
(Hardware)			
Handheld	59,906	97,338	139,908
Console	6,503	19,305	17,981
Others	8,512	9,926	16,435
	74,922	126,570	174,324
(Software)			
Handheld	49,676	81,352	143,617
Console	63,560	18,635	136,416
Others	219	-	219
	113,456	99,988	280,253
Sub-Total	188,379	226,558	454,578
Others	1,733	749	2,638
Total	190,112	227,308	457,217

[Note]

Amounts shown above are calculated from selling prices which are excluding consumption tax.

2. Order

	Sept. 30 2000		Sept. 30 2001		Mar. 31 2001	
	Orders received	Back orders	Orders received	Back orders	Orders received	Back orders
Electronic entertainment products						
Handheld	24,542	12,018	44,971	17,350	49,528	3,095
Console	13,668	8,154	3,469	884	20,699	286
Total	38,211	20,172	48,441	18,234	70,228	3,381

3. Sales

	Sept. 30 2000	Sept. 30 2001	Mar. 31 2001
Electronic entertainment products			
(Hardware)			
Handheld	62,508	92,874	123,396
Console	8,730	16,002	29,694
Others	9,290	12,365	21,642
	80,529	121,241	174,733
(Software)			
Handheld	45,593	80,432	139,468
Console	51,945	17,860	129,392
Royalty income and rental income	9,872	5,152	14,629
Others	-	43	284
	107,411	103,488	283,775
Sub-Total	187,941	224,730	458,508
Others	2,693	991	3,993
Total	190,634	225,722	462,502

[Note]

Amounts shown above 2 and 3 are ones excluding consumption tax.

November 21, 2001

Nintendo Co., Ltd.
11-1 Kamitoba hokotate-cho,
Minami-ku, Kyoto 601-8501
Japan

NON-CONSOLIDATED FINANCIAL STATEMENTS

FINANCIAL HIGHLIGHTS

Six months ended September 30, 2000 and 2001, and year ended March 31, 2001
The amounts presented herein are rounded down under one million yen except as otherwise denominated.
Numbers in parentheses are negative.

Yen in Millions

	Sept. 30 2000	Sept. 30 2001	Mar. 31 2001
Net sales	140,060	**182,723**	351,066
Percentage change from previous half year	(26.4%)	30.5%	
Operating income	21,575	**31,999**	50,741
Percentage change from previous half year	(56.4%)	48.3%	
Income before income taxes and extraordinary items	51,792	**41,409**	164,533
Percentage change from previous half year	156.8%	(20.0%)	
Net income	25,835	**30,355**	86,777
Percentage change from previous half year	50.5%	17.5%	
Net income per share	¥182.37	**¥214.27**	¥612.54
Cash dividends per share			
Interim	¥60.00	**¥60.00**	-
Annual	-	-	¥120.00
Financial position			
Total assets (1)	844,449	**939,875**	947,921
Shareholders' equity (2)	734,880	**807,201**	785,536
Ratio of net worth to total assets (2)/(1)	87.0%	**85.9%**	82.9%
Shareholders' equity per share	¥5,187.30	**¥5,697.80**	¥5,544.87

[Notes]

Average number of shares issued and outstanding for the six months ended September 30, 2001 : 141,669,000 shares
Number of shares issued and outstanding as of September 30, 2001: 141,669,000 shares
Change of accounting policies : None

NON-CONSOLIDATED BALANCE SHEETS

As of September 30, 2000 and 2001, and March 31, 2001

Yen in Millions

	Sept. 30 2000		Sept. 30 2001		Mar. 31 2001	
[Assets]						
Current assets:						
Cash and deposits	568,938		**661,178**		622,264	
Notes receivable	2,875		**2,975**		2,202	
Trade accounts receivable	99,720		**74,844**		153,297	
Marketable securities	-		**5,387**		6,475	
Inventories	18,189		**21,335**		6,601	
Deferred income taxes - current	14,543		**18,813**		18,702	
Other current assets	14,268		**15,329**		10,855	
Allowance for doubtful accounts	(1,007)		**(598)**		(1,037)	
	717,527	85.0 %	**799,265**	**85.0 %**	819,360	86.4 %
Fixed assets:						
Property, plant and equipment						
Buildings	9,383		**16,751**		17,277	
Land	31,584		**25,596**		25,596	
Other property, plant and equipment	7,061		**3,169**		2,371	
	48,029	5.7 %	**45,517**	**4.9 %**	45,245	4.8 %
Intangible assets	149	0.0 %	**138**	**0.0 %**	442	0.1 %
Investments and other assets						
Investments in subsidiaries and affiliates	39,573		**41,215**		39,472	
Deferred income taxes - non-current	9,302		**13,942**		14,270	
Other investments and other assets	35,588		**44,533**		33,682	
Allowance for doubtful accounts	(5,720)		**(4,736)**		(4,551)	
	78,743	9.3 %	**94,954**	**10.1 %**	82,873	8.7 %
	126,922	15.0 %	**140,610**	**15.0 %**	128,561	13.6 %
Total	844,449	100.0 %	**939,875**	**100.0 %**	947,921	100.0 %

As of September 30, 2000 and 2001, and March 31, 2001

	Sept. 30 2000		Sept. 30 2001		Mar. 31 2001	
					Yen in Millions	
[Liabilities]						
Current liabilities:						
Notes payable	26,546		**27,202**		36,734	
Trade accounts payable	45,759		**67,612**		45,151	
Other accounts payable	5,215		**5,486**		7,418	
Accrued income taxes	16,725		**11,441**		56,033	
Advances received	1,320		**498**		692	
Reserve for bonuses	1,388		**1,498**		1,511	
Other current liabilities	9,353		**15,451**		11,069	
	106,309	12.6 %	**129,192**	**13.7 %**	158,611	16.7 %
Non-current liabilities:						
Non-current accounts payable	486		**402**		418	
Reserve for employee retirement and severance benefits	1,299		**1,452**		1,773	
Reserve for directors retirement and severance benefits	1,474		**1,626**		1,581	
	3,260	0.4 %	**3,482**	**0.4 %**	3,773	0.4 %
Total liabilities	109,569	13.0 %	**132,674**	**14.1 %**	162,385	17.1 %
[Shareholders' equity]						
Common stock	10,065	1.2 %	**10,065**	**1.1 %**	10,065	1.1 %
Additional paid-in capital	11,584	1.4 %	**11,584**	**1.2 %**	11,584	1.2 %
Legal reserve	2,516	0.3 %	**2,516**	**0.3 %**	2,516	0.3 %
Retained earnings	706,490	83.6 %	**780,617**	**83.1 %**	758,932	80.1 %
Optional reserve	660,055		**660,053**		660,055	
Unappropriated	46,434		**120,564**		98,876	
Unrealized gains on other securities	4,223	0.5 %	**2,417**	**0.2 %**	2,438	0.2 %
Total shareholders' equity	734,880	87.0 %	**807,201**	**85.9 %**	785,536	82.9 %
Total	844,449	100.0 %	**939,875**	**100.0 %**	947,921	100.0 %

NON-CONSOLIDATED STATEMENTS OF INCOME

Six months ended September 30, 2000 and 2001, and year ended March 31, 2001

Yen in Millions

	Sept. 30 2000		Sept. 30 2001		Mar. 31 2001	
Net sales	140,060	100.0 %	182,723	100.0 %	351,066	100.0 %
Cost of sales	100,912	72.0 %	130,260	71.3 %	259,224	73.8 %
Gross margin	39,148	28.0 %	52,463	28.7 %	91,842	26.2 %
Selling, general and administrative expenses	17,572	12.6 %	20,463	11.2 %	41,100	11.7 %
Operating income	21,575	15.4 %	31,999	17.5 %	50,741	14.5 %
Other income	30,685	21.9 %	21,508	11.8 %	114,124	32.5 %
Other expenses	468	0.3 %	12,099	6.6 %	333	0.1 %
Income before income taxes and extraordinary items	51,792	37.0 %	41,409	22.7 %	164,533	46.9 %
Extraordinary income	368	0.2 %	3,274	1.7 %	2,123	0.6 %
Extraordinary loss	14,280	10.2 %	243	0.1 %	24,036	6.9 %
Income before income taxes	37,880	27.0 %	44,440	24.3 %	142,620	40.6 %
Provision for income taxes and enterprise tax	20,497	14.6 %	13,852	7.6 %	72,128	20.5 %
Income taxes deferred	(8,451)	(6.0 %)	232	0.1 %	(16,286)	(4.6 %)
Net income	25,835	18.4 %	30,355	16.6 %	86,777	24.7 %
Retained earnings brought forward	20,598		90,209		20,598	
Interim cash dividends	-		-		8,500	
Unappropriated retained earnings	46,434		120,564		98,876	

BASIS OF NON-CONSOLIDATED FINANCIAL STATEMENTS

1. A valuation basis and method of important assets

(A) Securities

Held-to-maturity bonds	Amortized cost method (by straight-line method)
Securities of subsidiaries and affiliates	Cost, determined by the moving average method
Other securities	
Marketable other securities	Market price method, based on the market value at balance sheet date (Losses are charged to income, and unrealized gains, net of tax are charged to shareholders' equity.)
Non-marketable other securities	Cost, determined by the moving average method

(B) Derivatives

Market price method

(C) Inventories

Lower of cost, determined by the moving average method, or market

2. Depreciation method for fixed assets

(A) Tangible assets

Declining balance method (Some equipments are depreciated over economic useful life.)

Buildings(exclusive of structures) acquired on or after April 1,1998 are depreciated using the straight-line method.

Major durability period is as follows:

Buildings : 3 to 50 years

(B) Intangible assets

Straight-line method

As for software for the in-house use, straight-line method based on usable period (mainly five years).

3. Allowance and reserve

(A) Allowance for doubtful accounts

The allowance for general accounts receivables is calculated with actual percentage of credit losses to provide against losses on bad debt. And that for each doubtful account is calculated with an estimated amount of probable bad debts.

(B) Reserve for bonuses

The reserve for bonuses is calculated with estimated prorated amounts to be paid.

(C) Reserve for employee retirement and severance benefits

The reserve for employee retirement and severance benefits is calculated with estimated amounts to be required at the end of this interim fiscal year, on the basis of the cost of retirement benefits and pension plan assets at the end of this fiscal year.

(D) Reserve for directors retirement and severance benefits

The reserve for directors retirement and severance benefits is calculated with estimated amounts to be paid at the end of this interim fiscal year, based on the Company's internal rules.

4. Translation basis of assets and/or liabilities denominated in foreign currencies

Receivables and/or payables denominated in foreign currencies are translated into Japanese yen by the spot exchange rate at the end of this interim fiscal year. Exchange gains or losses are charged to income.

5. Lease transactions

Leases, other than those leases deemed to transfer the ownership of the leased assets to lessees, are accounted for as operating leases.

6. Consumption tax

The consumption tax and the provincial consumption tax are recorded as asset / liability when they are received / paid.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

Balance sheets information;

Yen in Millions

	Sept. 30 2000	Sept. 30 2001	Mar. 31 2001
1. Accumulated depreciation of tangible assets	20,523	**19,669**	18,227
2. Guaranteed liabilities	242	**279**	279
<DM in thousands>	*<DM5,000>*	*<DM5,000>*	*<DM5,000>*

Statements of Income information;

Yen in Millions

	Sept. 30 2000	Sept. 30 2001	Mar. 31 2001
Major items included in other income are as follows:			
Interest income	15,534	**8,283**	31,205
Dividend income	11,533	**12,370**	11,582

Lease transaction information;

Yen in Millions

	Sept. 30 2000	Sept. 30 2001	Mar. 31 2001
Finance lease			
1. Notional acquisition cost, accumulated depreciation and balance			
Acquisition cost	315	**336**	272
Accumulated depreciation	173	**134**	132
Balance	141	**201**	139
2. Future lease payments			
Within a year	67	**92**	62
Over a year	74	**108**	77
Total	141	**201**	139
3. Lease expense and notional depreciation expense			
Lease expense	42	**54**	83
Depreciation expense	42	**54**	83

4. Calculation method of depreciation expense

Straight-line method over lease period, with zero residual value.

Securities information;

Any securities of subsidiaries and affiliates do not have market value in this interim fiscal year.

SIGNIFICANT SUBSEQUENT EVENTS

Not applicable

Reference sources

November 21, 2001
Nintendo Co., Ltd

1. CONSOLIDATED ACTUAL SALES UNITS AND NUMBER OF NEW TITLES

Sales Units in Ten Thousands
Number of New Titles Released

		Sept. 30, 2000 Six months	Sept. 30, 2001 Six months	Life-to-Date
[Domestic]				
GAME BOY	Hardware	139	**48**	3,199
	Software	543	**290**	15,467
	New titles	79	**55**	1,220
GAME BOY ADVANCE	Hardware	-	**276**	382
	Software	-	**483**	754
	New titles	-	**47**	72
NINTENDO 64	Hardware	6	**2**	552
	Software	375	**42**	3,946
	New titles	15	**3**	195
NINTENDO GAMECUBE	Hardware	-	**51**	51
	Software	-	**71**	71
	New titles	-	**3**	3
[Overseas]				
GAME BOY	Hardware	877	**178**	8,399
	Software	2,289	**1,617**	31,807
	New titles	73	**46**	928
GAME BOY ADVANCE	Hardware	-	**575**	576
	Software	-	**1,425**	1,426
	New titles	-	**56**	56
NINTENDO 64	Hardware	73	**27**	2,719
	Software	1,050	**400**	18,151
	New titles	27	**5**	294
NINTENDO GAMECUBE	Hardware	-	**0**	0
	Software	-	**0**	0
	New titles	-	-	-
[Total]				
GAME BOY	Hardware	1,016	**225**	11,598
	Software	2,832	**1,907**	47,274
GAME BOY ADVANCE	Hardware	-	**850**	958
	Software	-	**1,907**	2,180
Total	Hardware	1,016	**1,076**	12,555
	Software	2,832	**3,815**	49,454
NINTENDO 64	Hardware	80	**29**	3,271
	Software	1,425	**442**	22,097
NINTENDO GAMECUBE	Hardware	-	**51**	51
	Software	-	**71**	71

[Notes] 1. Overseas titles include solely new tittles in the United States market.
2. GAME BOY domestic titles include Nintendo Power titles.

2. BALANCE OF MAJOR FOREIGN CURRENCY CASH / DEPOSITS AND ACCOUNTS RECEIVABLE WITHOUT EXCHANGE CONTRACT (NON-CONSOLIDATED)

	As of Mar. 31, 2001		As of Sept. 30, 2001	
	Amount in foreign currency	Year-end exchange rate	Amount in foreign currency	Year-end exchange rate
Cash and Deposits	US$ 1,926million DM 1,537million	US$ 1.00=¥ 123.90	**US$ 2,513million DM 2,367million**	**US$ 1.00=¥ 119.40**
Accounts Receivable	US$ 840million DM 613million	DM 1.00 =¥ 55.90	**US$ 298million DM 466million**	**DM 1.00=¥ 55.88**

02 ... 21 ... 7:21

Deutsche Bank

Bankers Trust
Corporate Trust & Agency Services

Bankers Trust Company
Four Albany Street
New York, NY 10006
Direct Fax: 212 669 0065
Direct Tel: 212 250 8500

SUPPL

22 March 2002

RECEIVED MAR 25 2002 354

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth St. N.
Washington, D.C. 20549

Re: Information Furnished under File Number **82-2544** with Respect to the ADR facility of Shares of **Nintendo Company Ltd.** Pursuant to a Waiver from General Instruction I.A. (3) of Form F-6.

Ladies & Gentlemen:

We provide the enclosed submission of materials with respect to the foreign issuer of securities underlying the ADR facility as referenced above.

The information contained in this letter and its attachments and exhibits is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 with the understanding that such information and documents will not be deemed "filed" with the Securities and Exchange Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Regards,

Jean Paul Simoes
Depositary Receipts

dw 3/29

03 NOV 24 ... 7:21

Nintendo to Move Half GameCube Production to China, Nikkei Says

Tokyo, Jan. 30 (Bloomberg) -- Nintendo Co., the second-biggest video-game maker, plans to shift more than half of its GameCube console production to China this summer to tap lower labor costs, Nikkei English News said.

An unidentified Chinese partner will assemble parts shipped from Japan into GameCube video-game consoles, whose production and distribution costs have surpassed retail prices, the report said with saying where it got the information.

Nintendo expects to ship 4 million GameCubes worldwide for the year ending March 31, Nikkei said.

By the end of December, it sold 1.4 million GameCubes, which was released in September, in the U.S. and 1.3 million in Japan. The Kyoto-based game maker plans to release GameCubes in Europe on May 3.

Nintendo already produces 70 percent of its Game Boy Advance in China and plans to increase its output there, according to the news agency. Earlier this week, the company cut the prices of its Game Boy Advance worldwide by almost a quarter to boost sluggish sales.

Nintendo to Move Half GameCube Production to China, Nikkei Says
(Nikkei, 01-30)

For the Nihon Keizai Web site, see NKEI <GO>

--Lu Wang in New York at (212) 893-4122 or at
lwang8@bloomberg.net. Editor: Monahan.

Story illustration: 7974 JP <Equity> GP <GO> to graph Nintendo
stock performance

Nintendo to Cut Game Player Price by Almost a Quarter (Update2)

(Adds change in value of yen in sixth paragraph.)

Tokyo, Jan. 28 (Bloomberg) -- Nintendo Co. will cut the price of its Game Boy Advance worldwide by almost a quarter, a move which investors say may boost sluggish sales of the handheld video-game player in Europe.

Nintendo will cut the retail price of the Game Boy Advance on Friday by 23 percent in Europe, 20 percent in the U.S. and 10 percent in Japan. The No. 2 video-game maker also said it will release its GameCube video-game console in Europe on May 3.

The price cut is aimed at increasing sales in markets where Nintendo's Game Boy Color player, the predecessor of Game Boy Advance, remains popular, Managing Director Yoshihiro Mori said. Sony Corp., the largest video-game maker, cut the price of its PlayStation 2 console in November by 15 percent to bolster sales of the almost two-year-old machine.

''With the yen weakening against the dollar and euro, Nintendo has room for a price cut,'' said Shuichi Hida, who helps manage 160 billion yen ($1.2 billion) at Sanyo Investment Trust

Management Co. ''Price cuts are an effective way to boost sales as illustrated by Sony's PlayStation 2 price reduction.''

Aided by a weaker yen, Nintendo is able to lower prices without hurting profitability, Mori said.

Weaker Yen

The dollar traded at an average of 123.72 yen in the October-December quarter, up from an average of 109.81 yen in the year-earlier period. The U.S. currency most recently traded at about 133.73 yen.

In the three months to Dec. 31, about 73 percent of Sony's sales were generated in overseas markets, and Sony estimates a 1 yen decline against the dollar would boost its operating profit by 8 billion yen. Nintendo earned 72 percent of its sales overseas in the six months to Sept. 30.

Kyoto-based Nintendo said it intends on shipping 500,000 GameCube consoles in its first day of release in Europe. Twenty software titles will be available at the debut, including Nintendo's ''Luigi's Mansion'' and ''Wave Race: Blue Storm.''

Nintendo sold a better-than-planned 1.4 million GameCubes in

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Nintendo to Cut Game Player Price by Almost a Quarter (Update2) Page 3/3

the U.S. by the end of December and 1.3 million in Japan.

The company today raised its shipment forecast for the game box, which comes in purple, orange and black, to 4.5 million by March 31, up from 4 million.

In Europe, ''Game Boy Color is still strong, while growth in Game Boy Advance sales is not as strong as we expected,'' Mori said.

The new prices of Game Boy Advance are about 99 euros ($86) in Europe, $79.95 in the U.S. and 8,800 yen ($66) in Japan. Nintendo did not set a fixed retail price for its GameCube console, leaving retailers to decide prices. Even so, it expects the player to be sold at about 250 euros, the company said.

--Hiroshi Suzuki in the Tokyo newsroom (813) 3201-8352 or at hsuzuki5@bloomberg.net., with additional reporting by Yoshifumi Takemoto. Editor: Winski, Olynec, *Wilson, Wilson, *Olynec, Olynec, *Wilson, Olynec. *Shankar

Story illustration: To compare Nintendo's share performance with the Japanese TOPIX index, see 7974 JP <Equity> COMP <GO>

Nintendo Gains 4% After Report Says Profit to Rise (Update1)

(Updates with closing share price, adds Nintendo comment in fourth paragraph.)

Tokyo, Nov. 5 (Bloomberg) -- Nintendo Co. shares gained 4 percent after a Nihon Keizai newspaper report said the No. 2 video-game machine maker's first-half profit probably rose as lower semiconductor prices cut production costs.

The shares rose 790 yen to 20,100, with more than 630,000 shares trading, almost double its six-month daily average. The shares have risen about 12 percent this year compared with a 37 percent decline for Sony Corp., the largest game console maker.

Kyoto-based Nintendo's net income for the six months ended Sept. 30 probably rose 17 percent to about 35 billion yen ($288 million) from the same period a year earlier, the report said, without citing sources. Operating profit probably rose 29 percent to 51 billion yen, up 14 percent from the company's original earnings' projection of 45 billion yen, the report said.

Nintendo said the figures in the report are speculation though the company confirmed profit from sales of its Game Boy

Nintendo Gains 4% After Report Says Profit to Rise (Update1)

Advance handheld game player improved due to declining prices of electronic components such as microchips and liquid crystal-displays used in the game machine.

First-half sales probably leapt 18 percent to 225 billion yen after gains in overseas sales of products such as Pocket Monster software for the Game Boy Color handheld machine, the paper said. Those gains came thanks to the yen's 15 percent decline against the dollar in the period from a year earlier.

Nintendo is the maker of the GameCube console and Game Boy Advance handheld game player. Sharp Corp., which supplies screens for Nintendo's Game Boys, said last week prices for flat computer screens and flash-memory chips tumbled in the first half.

Overseas sales account for 70 percent of Nintendo's total sales. The company expects global sales to rise 25 percent to 580 billion yen for the full year ending March 31, matching its original estimate, the paper said.

--Hiroshi Suzuki in the Tokyo newsroom at (813) 3201-8352, or hsuzuki5@bloomberg.net/ipw

Story illustration: For a look at Nintendo's

Nintendo Gains 4% After Report Says Profit to Rise (Update1) Page 3/3

earnings relative to analysts' expectations,
see 7974 JP <Equity> SURP <GO> .

Nintendo Profit Seen Rising on Lower Chip Prices, Paper Says

Kyoto, Japan, Nov. 3 (Bloomberg) -- Nintendo Co.'s fiscal first-half profit probably rose as falling semiconductor prices helped cut production costs for the second-largest video-game machine maker, the Nihon Keizai newspaper reported.

The Kyoto-based company's net income for the six months ended Sept. 30 probably rose 17 percent to about 35 billion yen ($288 million) from the same period a year earlier. Its operating profit probably rose 29 percent to 51 billion yen, up 14 percent from the company's original earnings' projection of 45 billion yen, the report said, without citing sources.

First-half sales probably expanded 18 percent to 225 billion yen after gains in overseas sales of products such as Pocket Monster software for the Game Boy Color handheld machine, the paper said. Those gains came thanks to the yen's 15 percent decline against the dollar in period from a year earlier, the paper said.

Overseas sales account for 70 percent of Nintendo's total sales. The company expects global sales to rise 25 percent to 580 billion yen for the full year ending March 31, matching its original estimate, the paper said.

Nintendo Profit Seen Rising on Lower Chip Prices, Paper Says

(Nihon Keizai, 11-3, p.11)

--Miki Anzai in the Tokyo newsroom at (813) 3201-8363, or
manzai@bloomberg.net /sm

Story illustration: To chart the share performance of
Nintendo against the Topix index of all stocks on the
first section of the Tokyo Stock Exchange,
see 7974 JP <Equity> COMP YTD <GO> .

Nintendo to Help Fund Game Software Developers, Paper Says

Kyoto, Japan, Oct. 6 (Bloomberg) -- Nintendo Co., the second-largest video-game maker, will help fund software development at smaller companies with promising game ideas, hoping to repeat its Pokemon success, the Nihon Keizai newspaper reported.

Nintendo will invest 10 million yen to 20 million yen ($83,000 to $166,000) to help software makers develop trial versions of games, the paper said, without citing sources. The amount is about 10 to 20 percent of the investment needed to develop a single game, it said.

Nintendo's latest game console, the GameCube, made a subdued debut on Sept. 14, with lines of early buyers in Tokyo's Akihabara shopping area disappearing about half an hour after stores opened. Retailers said a lack of software titles for the new machine -- just three were available initially -- may have contributed to the slow start. Nintendo said it met initial sales targets.

A start-up company initially developed the Pokemon games, which have sold 60 million copies worldwide. Nintendo has a number of other popular game titles developed by start-ups, the report said.

Nintendo to Help Fund Game Software Developers, Paper Says

Nintendo will select games from the trials for its GameCube console or its Game Boy handheld player, the report said. One company has received funds under the program and began development in August, the Nihon Keizai said.

(Nihon Keizai, 10-6, p.11)

For the Nihon Keizai Web site, see NKEI <GO> .

--Ryoko Imaizumi in the Tokyo newsroom at (813) 3201-8378 or imaizumi@bloomberg.net /sm

Story illustration: To chart the share performance of Nintendo, see 7974 JP <Equity> GP <GO> .

Nintendo Surges on Plan to Repurchase 10% of Shares (Update1)

(Updates shares in second paragraph.)

Kyoto, Japan, Sept. 28 (Bloomberg) -- Nintendo Co.'s shares surged as much as 12.5 percent after the second-largest video-game maker said it will repurchase up to a tenth of its shares, in a bid to fend off chances of a takeover.

The company's shares rose as much as 2,000 yen to 18,000. About 320,000 shares changed hands in morning trade, close to the daily average for the past six months.

The Kyoto-based company will buy back 14 million shares ''sometime after October,'' said Yasuhiro Minagawa, a Nintendo spokesman, confirming a Nikkei Financial Daily report. The company had about 142 million shares outstanding as of March 31.

Today's gains brought Nintendo shares back to a level prior to the attacks in the U.S. earlier this month. The shares fell a quarter in the five days following the incidents on investor concern demand in the U.S. game market may be hurt.

In April, Nintendo said it planned to repurchase as many as 14 million of its own shares using cash on hand to prevent being

Nintendo Surges on Plan to Repurchase 10% of Shares (Update1)

acquired. The company hadn't specified when it would buy the shares.

Nintendo had cash and deposits worth 800 billion yen ($6.7 billion) at the end of March. It would cost Nintendo 249 billion yen to repurchase the shares, based on the most recent share price of 17,790 yen on the Osaka Stock Exchange.

--Hiroshi Suzuki in the Tokyo newsroom (813) 3201-8352 or at hsuzuki5@bloomberg.net /ipw/ig/*no

Story illustration: To chart Nintendo share price, click on 7974 JP <Equity> GP <GO>

Megachips Rises After Nintendo's GameCube Meets Sales Target

Osaka, Japan, Sept. 19 (Bloomberg) -- Megachips Corp., a maker of large-scale integration circuits, rose 15 percent after Nintendo Co. said Japanese sales of its new GameCube met initial targets, a trader said.

Megachips officials couldn't be reached for comment.

Megachips, based in Osaka in western Japan, rose by its daily trading limit of 400 yen to 3,140 yen, extending gains for the second straight day. A total of 44,400 shares changed hands, compared with a daily average of 29,074 for the past three months.

Businesses related to Nintendo video games and TV-compatible entertainment software accounted for about 85 percent of Megachips sales for its fiscal year that ended March 31, 2000.

Nintendo has sold about two-thirds of the GameCube machines shipped in the first three days of sales following the video game console's debut in Japan last Friday, meeting the company's target, Nintendo spokesman Yasuhiro Minagawa said yesterday.

Nintendo rose 15 percent, or 2,000 yen to 15,400.

--Neha Kumar in the Tokyo newsroom (813) 3201-3739 with reporting by Tomoko Yamazaki or at nkumar2@bloomberg.net /wk

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Story Illustration: To chart Yokogawa Electric share price, click
on 6875 JP <Equity> GP <GO>

Nintendo Says GameCube Meets Initial Sales Target (Update3)

(Updates with closing share price in fifth paragraph.)

Kyoto, Japan, Sept. 18 (Bloomberg) -- Nintendo Co. sold 300,000 GameCube machines in Japan in three days, meeting targets, and rejected analysts' suggestions that terrorist attacks will spoil its U.S. debut before Christmas.

Nintendo sold about two-thirds of the 450,000 machines shipped for the console's Japanese debut last Friday, a spokesman said. The U.S. release is set for Nov. 18.

GameCube is part of Nintendo's bid to fend off a challenge from Microsoft Corp.'s upcoming Xbox and to keep pace with Sony Corp.'s PlayStation 2 in the $20 billion video-game market.

``We have done well so far, and sales are in line with our projections,'' said Nintendo spokesman Yasuhiro Minagawa.

Still, analysts said demand for game consoles is likely to fall after the terrorist attacks, and investors have pushed down shares of Nintendo and other game makers. Nintendo stock has lost 25 percent of its value since the Sept. 11 attacks. The shares today dropped 8.3 percent, or 1,210 yen, to 13,400 yen.

Nintendo Says GameCube Meets Initial Sales Target (Update3) Page 2/2

''The company will have to change its targets,'' said Yoko Sasao, an analyst at Commerz Securities Japan Ltd.

The Kyoto-based company expects to ship 1.1 million units in the U.S. by the end of this year. It plans additional domestic shipments of 100,000 units in October, 200,000 in November and 600,000 in December.

''I don't think the U.S. attack will effect us,'' Minagawa said, adding the initial target was conservative.

--Neha Kumar in the Tokyo newsroom (813) 3201-3739 or at nkumar2@bloomberg.net /sm

Story illustration: To chart Nintendo share price, click on 7974 JP <Equity> GP <GO>

Nintendo Says GameCube Meets Initial Sales Target (Update1)

(Updates with analyst quote in sixth paragraph.)

Kyoto, Japan, Sept. 18 (Bloomberg) -- Nintendo Co. said Japanese sales of its new GameCube machine met initial targets and that it doesn't expect last week's terrorist attacks to have an impact on U.S. sales ahead of the Christmas shopping season.

Nintendo has sold about two-thirds of the machines shipped since the console debuted in Japan last Friday, meeting the company's target, a spokesman said. The U.S. release is set for Nov. 18.

GameCube is part of Nintendo's bid to fend off challenges from Microsoft Corp.'s upcoming Xbox and to keep pace with Sony Corp.'s PlayStation 2 in the $20 billion video-game market.

''We have done well so far, and sales are in line with our projections,'' said Nintendo spokesman Yasuhiro Minagawa.

Still, analysts said demand for game consoles is likely to fall after the terrorist attacks, and investors have pushed down shares of Nintendo and other game makers. Nintendo stock has lost 25 percent of its value since the Sept. 11 attacks. The shares dropped as much as 9.9 percent today to 13,170 yen.

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Nintendo Says GameCube Meets Initial Sales Target (Update1) Page 2/2

''The company will have to change its targets,'' said Yoko Sasao, an analyst at Commerz Securities Japan Ltd.

The Kyoto-based company expects to ship 1.1 million units in the U.S. by the end of this year. It sold about 300,000 units of the 450,000 shipped in Japan so far, Minagawa said. It plans additional domestic shipments of 100,000 units in October, 200,000 in November and 600,000 in December, he said.

''I don't think the U.S. attack will effect us,'' Minagawa said, adding the initial target was conservative.

--Neha Kumar in the Tokyo newsroom (813) 3201-3739 or at nkumar2@bloomberg.net /sm

Story illustration: To chart Nintendo share price, click on 7974 JP <Equity> GP <GO>

Perkins Coie

03 JUL 31 AM 7:21

Sarah E. Akhtar
PHONE: 206 264-3799
EMAIL: akhts@perkinscoie.com

1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.583.8888
FAX: 206.583.8500
www.perkinscoie.com

July 29, 2003

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Nintendo Co. Ltd.
Materials pursuant to Rule 12g3-2(b) Exemption
File Number 82-2544

Dear Ladies and Gentlemen:

We are furnishing the following documents on behalf of our client, Nintendo Co. Ltd., a corporation incorporated under the laws of Japan (the "Company") pursuant to Rule 12g3-2(b) of the Exchange Act.

Please find attached the following Company documents:

1. 2003 Annual Report to Shareholders;
2. Brief Statement of Annual Financial Results and Forecast for Fiscal Year 2003;
3. 2002 Annual Report to Shareholders;
4. Semi-Annual Business Report for Six Months Ended September 30, 2002; and
5. Modification on the Forecast of Operations for Fiscal Year 2002.

[14372-0800/SB032100.120]

In the event of any questions or requests for additional information please do not hesitate to contact the undersigned at (206) 264-3799, Evelyn Cruz Sroufe at (206) 583-8502 or Amy E. Weaver at (206) 287-3319.

Very truly yours,

PERKINS COIE LLP

Sarah Akhtar

Sarah E. Akhtar

SEA:lrs

Attachments

May 22, 2003

Nintendo®

Nintendo Co., Ltd.
11-1 Kamitoba hokotate-cho,
Minami-ku, Kyoto 601-8501
Japan

CONSOLIDATED FINANCIAL STATEMENTS

Nintendo Co., Ltd. and Consolidated Subsidiaries

FINANCIAL HIGHLIGHTS

Years ended March 31, 2002 and 2003

The amounts presented herein are rounded down under one million yen except as otherwise denominated.

Numbers in parentheses are negative.

	2002	Yen in Millions **2003**
Net sales	554,886	**504,135**
Percentage change from previous year	20.0%	**(9.1%)**
Operating income	119,151	**100,120**
Percentage change from previous year	40.7%	**(16.0%)**
Income before income taxes and extraordinary items	186,618	**95,040**
Percentage change from previous year	(2.9%)	**(49.1%)**
Net income	106,444	**67,267**
Percentage change from previous year	10.2%	**(36.8%)**
Net income per share	¥751.39	**¥482.15**
Ratio of net income to net worth	12.0%	**7.4%**
Ratio of income before income taxes and extraordinary items to total assets	16.8%	**8.5%**
Ratio of income before income taxes and extraordinary items to net sales	33.6%	**18.9%**
Financial position		
Total assets (1)	1,156,715	**1,085,519**
Shareholders' equity (2)	935,075	**890,369**
Ratio of net worth to total assets (2) / (1)	80.8%	**82.0%**
Shareholders' equity per share	¥6,600.82	**¥6,626.74**
Cash flows		
Cash flows from operating activities	56,234	**(23,557)**
Cash flows from investing activities	(5,117)	**36,088**
Cash flows from financing activities	(17,146)	**(102,620)**
Cash and cash equivalents - Ending	863,116	**748,600**

Scope of consolidation and equity method application

Consolidated subsidiaries	19
(of which, newly added ··· 1 excluded ··· 4)	
Non-consolidated subsidiary with equity method applied	1
Affiliates with equity method applied	7
(of which, newly added ··· 2 excluded ··· 7)	

COMPANY GROUP INFORMATION

Nintendo Co., Ltd. ("the Company") and its related companies, which are composed of the Company, twenty-one subsidiaries, and ten affiliates as of March 31, 2003, operate manufacturing and sales of electronic entertainment products as a major business. Chart of business by the Company and its related companies are as follows.


Customers
Entertainment Products (Distribution)
(a) Nintendo of America Inc.
(a) Nintendo of Canada Ltd.
(a) Nintendo of Europe GmbH
(a) Nintendo France S.A.R.L.
(a) Nintendo Benelux B.V.
(a) Nintendo España, S.A.
(a) Nintendo Australia Pty. Ltd.
(a) Nintendo Phuten Co., Ltd.
(a) Nintendo Services USA, Inc.
(d) Pokémon USA, Inc.
(d) iQue Ltd.
(e) iQue (Suzhou) Ltd.
Entertainment Products & Others (Distribution)
(d) The Pokémon Company
Others
(a) NES Merchandising, Inc.
(a) NHR Inc.
(a) HFI Inc.
(a) SiRAS.com Inc.
Others
(c) Fukuei Co., Ltd.
(d) Marigul Management Inc.
(d) WARPSTAR, Inc.
Nintendo Co., Ltd.
Entertainment Products (R & D)
(a) Nintendo Technology Development Inc.
(a) Nintendo Software Technology Corporation
(a) Rare Acquisition Inc.
(a) Retro Studios, Inc.
(b) A/N Software Inc.
(d) Silicon Knights Inc.
(d) iKuni Inc.
(e) Midway/Nintendo Inc.
Entertainment Products (R & D)
(a) ND CUBE Co., Ltd.
(a) Brownie Brown Inc.
(e) Ape inc.
Sales channel
Other channel

The number of companies

(a) Consolidated subsidiaries	--	19
(b) Non-consolidated subsidiary with equity method applied	---------------	1
(c) Non-consolidated subsidiary with equity method non-applied	-----------	1
(d) Affiliates with equity method applied	--------------------------------	7
(e) Affiliates with equity method non-applied	-----------------------------	3

MANAGEMENT POLICY

1. Basic management policy

Nintendo Co., Ltd. ("the Company") and its consolidated subsidiaries (together with the Company, "Nintendo") strive to create new and unique hardware systems and interactive video games, in both the home entertainment and handheld gaming environments while maintaining a robust business structure through proper accounting procedures. Nintendo seeks to provide consumers with a " world of entertainment ", which is both innovative and fun with creative elements they have never experienced.

2. Basic policy of profit distribution

It is the Company's basic policy to internally provide the capital necessary to fund future growth, including capital investments, and to maintain a strong and liquid financial position while taking into consideration the possibility of changes in the business environment and the threat of intensified competition. From our shareholders' perspective, it is our policy to keep the level of dividends stable for a long period of time.

Retained earnings are maintained for research of new technology and development of new products, capital investments, reinforcement of sales systems, and the possibility of a common stock share buyback.

3. Targeted management index

In the video game industry, it is essential to provide new and entertaining products consistently. In accomplishing this, the Company aims to improve its corporate value by sustaining robust growth and increasing profit.

Because the Company deals with entertainment products, which by nature hold many uncertainties in terms of development, and operates amid severe competition, flexible business decisions are made without being constrained by any specific management index.

4. Medium and long term management strategy and challenges

In today's competitive video game market, dramatic improvements have been made in hardware capabilities by utilizing new technologies; however, it is becoming increasingly more difficult to create new and unique games which utilize the full capabilities of the new hardware. Nintendo is focusing more time and more resources on developing a new world of video game entertainment featuring its well-known franchise of characters while creating new characters and game concepts in collaboration with other fields. The Company has expanded and strengthened its R&D functions which include joint development with third parties. Furthermore, expansion in revenue will be realized as the company moves ahead to increase cost competitiveness through overseas production.

5. Corporate governance

(1) Basic perspective on corporate governance

The Company must be governed sustainably for the long term in a manner that will maximize corporate value, and at the same time take into consideration not only the shareholders' best interests but also the interests of other entities such as customers, business partners, employees, local communities, and other stakeholders.

The Company will strive to operate highly transparently, recognize the sociality of its business, engage in robust and efficient business activities to gain social credit.

(2) Implemented measures

① The chart of corporate governance framework is as follows:


General Shareholders' Meeting
Board of Auditors
Board of Directors
Accounting Auditor
Audit Office
Management Committee
President
Compliance Committee
Internal Auditing Department

Based on conventional provisions of commercial law, the Board of Auditors serves as an auditing organization, the Management Committee serves as a body to perform operations, and the Board of Directors serves as a decision making body for important matters concerning management policies as well as an auditing organization.

The company engages in a software driven software-hardware combined business which carries unique characteristics. The present system serves the Company more favorably in the sense of business expansion. Therefore, the conventional system will be adopted, although the committee system from revised commercial code is currently under review.

② In order for the company to quickly respond to changes in the business environment, the term of duty for directors has been cut down from 2 years to 1 year as specified in the articles of incorporation, dated June, 2000. As of May, 2002, the Management Committee which is made up of six representative directors has been established, enabling swift decision making.

③ With regard to the Company, two independent outside auditors have been appointed from early on. Moreover, the Audit Office is set under the Board of Auditors, to assist and support auditing operations. Consequently, directors' duty performance and the overall group operations are audited. In order to increase effectiveness, an additional independent outside auditor is scheduled to be appointed (see attached DIRECTOR'S CHANGE). There are no interests involved whatsoever between the Company and the independent outside auditors.

④ In terms of internal auditing, an Internal Auditing Department is established directly under the president's jurisdiction. Its functionality is to plan and enforce auditing on accounting, business operations, and product safety. Its purpose is to valuate overall business operations within the organization and functional status of internal control established by the board of directors. The valuation, coupled with gathered information on efficiency of allocated business resources, is reflected into business management.

⑤ When or if a questionable matter arises when performing business operations, the Company seeks advice from lawyers, accounting auditors, and other specialists according to need.

⑥ As part of risk management, enacting the Compliance Program, an action guideline, the Compliance Committee, a cross sectional organization with the general manager of the General Affairs Division as chairperson has been established. The Compliance Hotline system has been established for the purpose of detecting internal corruption at an early stage and taking necessary correctional action, and furthermore, nurturing a corporate culture in which internal corruption will not be tolerated.

In order to increase consciousness of compliance, professionals in the field are invited from outside the company as lecturers to hold company seminars.

OPERATING RESULT

1. Review of operations

During the fiscal year ended March 31, 2003, the Japanese economy, in the midst of prolonged deflation, was yet generally in a crucial situation because of slow consumer spending, high unemployment rate, and lack of personal income growth, although recovery has been seen in some sectors of business due to improvement in corporate revenue resulting from positive effects of restructuring. As for the U.S. economy, despite the fact that it began to show some pattern of recovery, the momentum seemed to be fading. The European economy faced a setback in consumer confidence due to decrease in exports resulting from the appreciation of the Euro.

In the video game industry, while hardware manufacturers put up a fierce competition, software publishers began to reorganize their business to cope with the business environment that had become even more severe. Software titles had increased, pushing development costs and advertisement costs up, while sales concentrated only around a handful of hit titles.

Under such circumstances, Nintendo launched NINTENDO GAMECUBE (a new home entertainment console) in Europe last May, GAME BOY ADVANCE SP (a new high grade handheld system) in Japan this February and in overseas markets this March, along with making advances in developing new and attractive software.

As a result, consolidated net sales for the fiscal year ended March 31, 2003 were 504.1 billion yen, including overseas sales of 377.2 billion yen, which accounted for 74.8% of sales. Income before income taxes and extraordinary items was 95.0 billion yen because of the trend of yen appreciation. Net income was 67.2 billion yen due to sale of the stock of our affiliates.

With respect to sales by business category, in the electronic entertainment products division, the GAME BOY software title "Pocket Monsters Ruby & Sapphire" sold a record setting total of 6.6 million pieces since its launch in Japan last November and its U.S. launch this March, which came as a reminder that Pokémon is a fundamental and a core product that generates much excitement. As for hardware, GAME BOY ADVANCE SP, with its added functional capabilities such as rechargeable battery and front light, was appreciated by a wide range of users and got off to a good start worldwide. GAME BOY PLAYER, which was launched in Japan in March, has gained popularity, enabling users to play GAME BOY software on the TV screen by connecting to NINTENDO GAMECUBE.

As for console related products, a variety of software such as "Super Mario Sunshine", from the popular action series, and "The Legend of Zelda: The Wind Waker", where users can experience the feel of moving a cartoon character, enjoyed a good reputation. In the U.S., the wireless game controller WAVEBIRD was well received. Even so, sales fell short of the projected level. Total net sales in the electronic entertainment products division were 502.4 billion yen, while sales in other products division (playing cards, karuta, etc.) were 1.7 billion yen.

With respect to geographic segment information, sales in Japan were 482.6 billion yen including inter-segment sales of 350.9 billion yen, operating income was 85.7 billion yen. Sales in the Americas were 248.1 billion yen including inter-segment sales of 2.3 billion yen, operating income was 10.4 billion yen. Sales in Europe were 121.2 billion yen, operating income was 0.2 billion yen.

During the fiscal year ended March 31, 2003, the Company bought back 7,305,600 shares of treasury stocks worth 81.0 billion yen.

2. Annual Outlook

Looking ahead to fiscal year ending March, 31 2004, the video game industry is likely to find itself in a harsher situation. Under such circumstance, Nintendo will strive to develop new, creative, and astonishing software by taking advantage of the connectivity mechanism between NINTENDO GAMECUBE and GAME BOY ADVANCE.

FINANCIAL POSITION

Although inventory increased, total assets decreased by 71.1 billion yen compared to the previous fiscal year-end due to decrease in cash and deposits resulting from buyback of treasury stocks and exchange fluctuations. Total liabilities decreased by 23.6 billion yen compared to the previous fiscal year-end due to the disbursement of accounts payable. Shareholders' equity decreased by 44.7 billion yen compared to the previous fiscal year-end due to buyback of treasury stocks.

Cash and cash equivalents (collectively, Cash) as at March 31, 2003 was 748.6 billion yen (as at previous fiscal year-end was 863.1 billion yen). The net increase (decrease) of Cash and the contributing factors during fiscal year ended March 31, 2003 are as follows:

Cash flows from operating activities:

Net Cash used in operating activities was 23.5 billion yen (56.2 billion yen provided by in the previous fiscal year). Factors such as the decrease in income before income taxes and minority interests and the increase of inventory caused the overall decrease.

Cash flows from investing activities:

Net Cash provided by investing activities was 36.0 billion yen (5.1 billion yen used in the previous fiscal year). Income from reimbursement of time deposits and sale of stock of the Company's affiliates during this period were such factors of the increase.

Cash flows from financing activities:

Net Cash used in financing activities was 102.6 billion yen (17.1 billion yen in the previous fiscal year). Buyback of treasury stocks was a major factor.

	Year ended March, 2003	Year ended March, 2002	Year ended March, 2001	Year ended March, 2000	Year ended March,1999
Ratio of net worth to total assets (%)	**82.0**	80.8	78.1	81.2	78.4
Ratio of total market value of stocks to total assets (%)	**118.8**	240.8	271.9	274.0	162.1

Note: Percentage figures are calculated on a consolidated basis.
Total market value of stocks is calculated by multiplying closing price at the end of the period and the number of outstanding stocks (excluding treasury stock) at the end of the period.

CONSOLIDATED BALANCE SHEETS

As of March 31, 2002 and 2003

Yen in Millions

	2002		**2003**		Change
[Assets]					
Current assets:					
Cash and deposits	894,547		**748,650**		(145,896)
Notes and trade accounts receivable	45,861		**49,085**		3,224
Marketable securities	10,108		**8,266**		(1,842)
Inventories	43,868		**104,524**		60,655
Deferred income taxes - current	34,467		**31,158**		(3,308)
Other current assets	15,168		**33,088**		17,919
Allowance for doubtful accounts	(6,251)		**(5,463)**		787
	1,037,770	89.7 %	**969,309**	**89.3 %**	(68,460)
Fixed assets:					
Property, plant and equipment					
Buildings and structures	26,196		**21,959**		(4,236)
Machinery, equipment and automobiles	2,231		**1,804**		(427)
Furniture and fixtures	3,206		**2,463**		(743)
Land	35,045		**33,134**		(1,910)
Construction in progress	1		**7**		5
	66,681	5.8 %	**59,369**	**5.5 %**	(7,312)
Intangible assets					
Software etc.	174	0.0 %	**225**	**0.0 %**	50
Investments and other assets					
Investments in securities	32,589		**38,551**		5,962
Deferred income taxes - non-current	12,496		**14,712**		2,215
Other investments and other assets	7,092		**3,407**		(3,685)
Allowance for doubtful accounts	(89)		**(55)**		33
	52,089	4.5 %	**56,616**	**5.2 %**	4,526
	118,945	10.3 %	**116,210**	**10.7 %**	(2,735)
Total	1,156,715	100.0 %	**1,085,519**	**100.0 %**	(71,196)

As of March 31, 2002 and 2003

Yen in Millions

	2002		**2003**		Change
[Liabilities]					
Current liabilities:					
Notes and trade accounts payable	106,685		**96,475**		(10,209)
Accrued income taxes	30,376		**38,913**		8,536
Reserve for bonuses	1,610		**1,672**		61
Other current liabilities	73,535		**48,988**		(24,547)
	212,208	18.3 %	**186,050**	**17.2 %**	(26,157)
Non-current liabilities:					
Non-current accounts payable	299		**135**		(164)
Reserve for employee retirement and severance benefits	4,416		**7,070**		2,654
Reserve for directors retirement and severance benefits	1,687		**1,740**		53
	6,403	0.6 %	**8,946**	**0.8 %**	2,542
Total liabilities	218,611	18.9 %	**194,996**	**18.0 %**	(23,615)
[Minority interests]					
Minority interests	3,028	0.3 %	**153**	**0.0 %**	(2,875)
[Shareholders' equity]					
Common stock	10,065	0.9 %	**10,065**	**0.9 %**	-
Additional paid-in capital	11,584	1.0 %	**11,584**	**1.1 %**	-
Consolidated retained earnings	904,732	78.2 %	**950,262**	**87.5 %**	45,530
Unrealized gains on other securities	3,848	0.3 %	**2,254**	**0.2 %**	(1,593)
Translation adjustments	5,025	0.4 %	**(2,275)**	**(0.2 %)**	(7,301)
Treasury stock, at cost	(180)	(0.0 %)	**(81,521)**	**(7.5 %)**	(81,340)
Total shareholders' equity	935,075	80.8 %	**890,369**	**82.0 %**	(44,705)
Total	1,156,715	100.0 %	**1,085,519**	**100.0 %**	(71,196)

CONSOLIDATED STATEMENTS OF INCOME

Years ended March 31, 2002 and 2003

Yen in Millions

	2002		**2003**		Change	
Net sales	554,886	100.0 %	**504,135**	**100.0 %**	(50,751)	(9.1 %)
Cost of sales	334,620	60.3 %	**308,525**	**61.2 %**	(26,094)	(7.8 %)
Gross margin	220,266	39.7 %	**195,609**	**38.8 %**	(24,656)	(11.2 %)
Selling, general and administrative expenses	101,114	18.2 %	**95,488**	**18.9 %**	(5,625)	(5.6 %)
Operating income	119,151	21.5 %	**100,120**	**19.9 %**	(19,030)	(16.0 %)
Other income						
Interest income	22,904		**15,942**		(6,962)	
Foreign exchange gain	43,419		**-**		(43,419)	
Other	2,391		**2,340**		(51)	
Total other income	68,715	12.3 %	**18,283**	**3.6 %**	(50,432)	(73.4 %)
Other expenses						
Sales discount	473		**387**		(85)	
Equity in losses of non-consolidated subsidiary and affiliates	127		**77**		(50)	
Foreign exchange loss	-		**22,620**		22,620	
Other	647		**278**		(368)	
Total other expenses	1,248	0.2 %	**23,363**	**4.6 %**	22,115	-
Income before income taxes and extraordinary items	186,618	33.6 %	**95,040**	**18.9 %**	(91,578)	(49.1 %)
Extraordinary income	1,284	0.2 %	**19,218**	**3.8 %**	17,933	-
Extraordinary loss	4,879	0.8 %	**943**	**0.2 %**	(3,936)	(80.7 %)
Income before income taxes and minority interests	183,023	33.0 %	**113,315**	**22.5 %**	(69,707)	(38.1 %)
Provision for income taxes and enterprise tax	74,351	13.4 %	**45,018**	**9.0 %**	(29,332)	(39.5 %)
Income taxes deferred	2,445	0.4 %	**954**	**0.2 %**	(1,490)	(61.0 %)
Minority interests	(218)	(0.0 %)	**74**	**0.0 %**	293	(134.3 %)
Net income	106,444	19.2 %	**67,267**	**13.3 %**	(39,177)	(36.8 %)

CONSOLIDATED STATEMENTS OF SURPLUS

Years ended March 31, 2002 and 2003

Yen in Millions

	2002	**2003**	Change
(Additional paid-in capital)			
Additional paid-in capital - Beginning	11,584	**11,584**	-
Additional paid-in capital - Ending	11,584	**11,584**	-
(Consolidated retained earnings)			
Consolidated retained earnings - Beginning	815,457	**904,732**	89,274
Increase			
Net income	106,444	**67,267**	(39,177)
Total increase	106,444	**67,267**	(39,177)
Decrease			
Cash dividends	17,000	**21,248**	4,248
Directors' bonuses	170	**170**	-
Decrease in consolidated retained earnings due to exclusion of affiliates with equity method applied	-	**318**	318
Total decrease	17,170	**21,737**	4,567
Consolidated retained earnings - Ending	904,732	**950,262**	45,530

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended March 31, 2002 and 2003

Yen in Millions

	2002	2003
I Cash flows from operating activities:		
Income before income taxes and minority interests	183,023	**113,315**
Depreciation and amortization	5,639	**4,712**
Increase in allowance for doubtful accounts	248	**105**
Increase in allowance for employee retirement and severence benefits	213	**2,884**
Interest and dividends income	(23,029)	**(16,352)**
Interest expenses	0	**1**
Foreign exchange loss (gain)	(42,093)	**20,225**
Gain on sales of marketable securities	(5)	**-**
Unrealized loss on investments in securities	4,458	**864**
Equity in losses of non-consolidated subsidiary and affiliates	127	**77**
Gain on sales of investments in affiliates	-	**(19,082)**
Decrease (increase) in notes and trade accounts receivable	10,983	**(4,841)**
Decrease (increase) in inventories	(21,308)	**(58,671)**
Increase (decrease) in notes and trade accounts payable	22,189	**(15,445)**
Increase in consumption taxes payable	498	**592**
Directors' bonuses paid	(170)	**(170)**
Other, net	2,031	**(31,738)**
Sub-total	142,807	**(3,520)**
Interest and dividends received	23,201	**16,500**
Interest paid	(0)	**(1)**
Income taxes paid	(109,773)	**(36,536)**
Net cash provided by (used in) operating activities	56,234	**(23,557)**
II Cash flows from investing activities:		
Increase in time deposits	(140,959)	**(161,848)**
Decrease in time deposits	155,057	**190,693**
Payments for acquisition of marketable securities	(59,746)	**(37,300)**
Proceeds from sale of marketable securities	59,202	**38,535**
Payments for acquisition of property, plant and equipment	(13,096)	**(2,138)**
Proceeds from sale of property, plant and equipment	886	**364**
Payments for investments in securities	(24,033)	**(17,527)**
Proceeds from investments in securities	17,968	**8,659**
Sales of business entities	-	**17,265**
Other, net	(396)	**(614)**
Net cash provided by (used in) investing activities	(5,117)	**36,088**
III Cash flows from financing activities:		
Proceeds from stock issued to minority interests	5	**-**
Payments for acquisition of treasury stock	(270)	**(81,387)**
Proceeds from sale of treasury stock	113	**-**
Cash dividends paid	(16,994)	**(21,232)**
Net cash provided by (used in) financing activities	(17,146)	**(102,620)**
IV Effect of exchange rate changes on cash and cash equivalents	43,154	**(24,206)**
V Net increase (decrease) of cash and cash equivalents	77,123	**(114,295)**
VI Cash and cash equivalents - Beginning	785,992	**863,116**
VII Decrease in cash and cash equivalents due to change in scope of consolidation	-	**(220)**
VIII Cash and cash equivalents - Ending	863,116	**748,600**

BASIS OF CONSOLIDATED FINANCIAL STATEMENTS

1. Scope of consolidation

Consolidated subsidiaries	19	Nintendo of America Inc.	NES Merchandising, Inc.	NHR Inc.	HFI Inc.
		Nintendo of Canada Ltd.	Nintendo of Europe GmbH	Nintendo France S.A.R.L.	
		Nintendo España, S.A.	Nintendo Benelux B.V.	Nintendo Australia Pty. Ltd.	
		Rare Acquisition Inc.	Nintendo Phuten Co., Ltd.		
		Nintendo Technology Development Inc.	Nintendo Software Technology Corporation		
		SiRAS.com Inc.	Nintendo Services USA, Inc.	Retro Studios, Inc.	
		ND CUBE Co., Ltd.	Brownie Brown Inc.		

Retro Studios, Inc. is newly consolidated (effective with this consolidated accounting period) because of the additional share acquisition. Rare Limited, Rare Inc., and Rare Toys & Games, Inc. are excluded from consolidation as the stock of Rare Limited and Rareware Limited have been sold. WARPSTAR, Inc. is excluded from consolidation as substantial control over the company has not been recognized.

Non-consolidated subsidiaries 2 Fukuei Co., Ltd. A/N Software Inc.

Above two subsidiaries are both small in size and are excluded from consolidation as they do not have a significant impact on the consolidated financial statements in respect of combined assets, sales, net profit, and retained earnings.

2. Scope of equity method companies

Non-consolidated subsidiary with equity method applied 1 A/N Software Inc.

Affiliates with equity method applied	7	Marigul Management Inc.	The Pokémon Company	WARPSTAR, Inc.	
		Silicon Knights Inc.	iKuni Inc.	Pokémon USA, Inc.	iQue Ltd.

iQue Ltd., because of capital injection, WARPSTAR, Inc., because it has been excluded from consolidation and has become an affiliate, are included within the scope of equity method affiliates as of this consolidated accounting period.
Retro Studios, Inc., because of becoming a consolidated subsidiary, Rareware Limited and Left Field Productions, Inc., because of sale of the stock, and MONEGI Co., Mobile 21 Co., Ltd., and MGM Fund Inc., because of liquidation, HAL LABORATORY, INC., because it is no longer an affiliate, are excluded from the scope of equity method affiliates.
With respect to (equity method applied) companies with different year-end from consolidated year-end (i.e., March 31), their financial statements are used as they are.

3. Annual consolidated accounting period

Although fiscal year-end of Nintendo Phuten Co., Ltd. and Retro Studios, Inc. is December 31, which is different from consolidated year-end, their financial statements through that period are used for consolidation as the variance of year-end is within three months (so-called three month rule applied). Important transactions between their year-end and March 31 are reconciled for consolidation.

4. Accounting policies

(1) A valuation basis and method of important assets

(A) Securities

Held-to-maturity bonds	Amortized cost method (by straight-line method)
Other securities	
Marketable other securities	Market price method, based on the market value at balance sheet date (Losses are charged to income, and unrealized gains, net of tax are charged to shareholders' equity.)
Non-marketable other securities	Cost, determined by the moving average method

(B) Derivatives

Market price method

(C) Inventories

Lower of cost, determined by the moving average method, or market

(2) Depreciation method for fixed assets

(A) Tangible assets

The Company and its domestic consolidated subsidiaries	Declining balance method (Some equipment are depreciated over economic useful lives.) Buildings (exclusive of structures) acquired on or after April 1,1998 are depreciated using the straight-line method.
Overseas consolidated subsidiaries	Straight-line method over the estimated useful lives of the assets Estimated useful lives of the principal assets: Buildings and structures: 3 to 60 years
(B) Intangible assets	Straight-line method As for software for the in-house use, straight-line method based on usable period (mainly five years) is applied.

(3) Allowance and reserve

(A) Allowance for doubtful accounts

The Company and its domestic consolidated subsidiaries are calculating the allowance for general accounts receivables with actual percentage of credit losses to provide against losses on bad debts, as well as calculating the allowance for each doubtful account with an estimated amount of probable bad debts. Overseas consolidated subsidiaries are calculating the allowance for each doubtful account with an estimated amount of probable bad debts.

(B) Reserve for bonuses

The Company is calculating the reserve for bonuses with estimated prorated amounts to be paid.

(C) Reserve for employee retirement and severance benefits

The Company and certain consolidated subsidiaries are calculating the reserve for employee retirement and severance benefits with actuarially calculated amounts at the end of the consolidated acounting period, on the basis of the cost of retirement benefits and plan assets at the end of the fiscal year.
Actuarial calculation difference is processed collectively mainly in the accrued year.

(D) Reserve for directors retirement and severance benefits

The Company is calculating the reserve for directors retirement and severance benefits with estimated amounts to be paid at the year-end, based on the Company's internal rules.

(4) Translation basis of assets and/or liabilities denominated in foreign currencies

Receivables and/or payables denominated in foreign currencies are translated into Japanese yen by the spot exchange rates at the end of the fiscal year. Exchange gains or losses are charged to income. With respect to financial statements of overseas consolidated subsidiaries, balance sheets are translated into Japanese yen at exchange rates in effect at the balance sheet date for assets and liabilities. The average exchange rates for the fiscal year are used for translation of revenue and expenses. The difference resulting from translation in this manner are shown as Minority Interests and Translation Adjustments in Shareholders' equity.

(5) Lease transactions

Finance leases that are deemed to transfer ownership of the leased assets to lessees are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's financial statements.

(6) Other

(A) Consumption tax

The consumption tax and the provincial consumption tax are recorded as asset / liability when they are received / paid.

(B) Treasury stock and Legal reserves

The provisions of Corporate Accounting Standards No.1 with respect to the financial reporting for Treasury stock and Legal reserves came into effect after April 1, 2002. The company adopted these provisions accordingly from this annual accounting period. The impact due to the adoption is minimal in determining net income for this annual accounting period.
In addition, pursuant to the revision of Financial Statement Regulations, Shareholders' equity section in the balance sheet as of March 31, 2003 is reported in accordance with this revised Regulations. Moreover, in the previous annual accounting period, the representation has been reclassified to match the revised Regulations.

(C) Net income per share

The provisions of Corporate Accounting Standard No. 2 with respect to the financial reporting for net income per share and its application guidelines are applied to financial statements for accounting periods beginning after April 1, 2002. These provisions and guidelines are adopted accordingly from this annual accounting period. The impact to the amount of net income per share for this annual accounting period due to the adoption is minimal.

5. Valuation of assets and liabilities of consolidated subsidiaries

Valuation of assets and liabilities of consolidated subsidiaries are under market price method.

6. Amortization of investment costs in excess of underlying net assets of consolidated subsidiaries and affiliates acquired

Investment costs in excess of underlying net assets of consolidated subsidiaries and affiliates acquired are charged to income for the year as incurred.

7. Profit appropriation

The consolidated statements of surplus in respect of appropriated profit of consolidated companies are created accordingly to appropriated profit which has settled during the annual accounting period.

8. Funds in consolidated statements of cash flows

Funds (cash and cash equivalents) in consolidated statements of cash flows cover cash on hand, deposits which are able to be withdrawn at any time, and short-term investments which are able to be cashed easily, with little risk of value fluctuation, for which the term of redemption come within three months from the acquisition date.

NOTES

Consolidated balance sheets information;

	2002	2003
		Yen in Millions
Accumulated depreciation of tangible assets	33,530	**34,988**

Consolidated statements of income information;

	2002	2003
		Yen in Millions
Research and development costs	16,791	**14,598**

Consolidated statements of cash flows information;

Reconciliation between cash and cash equivalents - ending and the amount shown on consolidated balance sheets

	2002	2003
		Yen in Millions
Cash and deposits account	894,547	**748,650**
Time deposits (over 3 months)	(31,430)	**(50)**
Cash and cash equivalents - Ending	863,116	**748,600**

Lease transaction information;

1. Finance lease

Pro forma information of leased assets under finance leases that do not transfer ownership of the leased assets to the lessee on an "as if capitalized" basis is as follows:

	2002	2003
		Yen in Millions
(1) Acquisition cost and accumulated depreciation		
Acquisition cost	829	**1,033**
Accumulated depreciation	411	**578**
Net leased assets	417	**454**
(2) Obligations under finance leases		
Due within one year	220	**236**
Due after one year	196	**217**
Total	417	**454**
(3) Lease payments and depreciation expense		
Lease payments	214	**268**
Depreciation expense	214	**268**

(4) Calculation method of depreciation expense

Straight-line method over lease period, with zero residual value.

2. Operating lease

The minimum rental commitments under noncancelable operating leases as of the end of each period are as follows:

	2002	2003
Due within one year	459	**621**
Due after one year	4,224	**4,335**
Total	4,683	**4,956**

SEGMENT INFORMATION

1. Segment information by business categories

Because the company operates predominantly in one industry segment which is accounted for over 90% of total sales, operating income and total assets, this information is not applicable to our business.

2. Segment information by seller's location

Yen in Millions

Year ended March 31, 2002	Domestic	The Americas	Europe	Other	Total	Eliminations or unallocated assets	Consolidated
1. Net sales and operating income							
Net sales							
(1) Sales to third parties	171,331	283,427	94,259	5,868	554,886	-	554,886
(2) Inter segment sales	275,923	932	3,425	0	280,281	(280,281)	-
Total	447,254	284,360	97,684	5,868	835,167	(280,281)	554,886
Cost of sales and selling, general and administrative expenses	382,489	252,984	92,132	5,768	733,375	(297,640)	435,735
Operating income	64,764	31,375	5,551	100	101,792	17,358	119,151
2. Assets	988,187	176,967	52,597	3,052	1,220,804	(64,088)	1,156,715

Year ended March 31, 2003	Domestic	The Americas	Europe	Other	Total	Eliminations or unallocated assets	Consolidated
1. Net sales and operating income							
Net sales							
(1) Sales to third parties	131,768	245,723	121,188	5,454	504,135	-	504,135
(2) Inter segment sales	350,911	2,397	19	-	353,328	(353,328)	-
Total	482,680	248,120	121,208	5,454	857,463	(353,328)	504,135
Cost of sales and selling, general and administrative expenses	396,929	237,662	120,997	5,885	761,474	(357,459)	404,014
Operating income (loss)	85,750	10,458	211	(431)	95,989	4,131	100,120
2. Assets	924,055	166,493	85,152	3,908	1,179,609	(94,089)	1,085,519

3. Sales to overseas customers

Yen in Millions

Year ended March 31, 2002	The Americas	Europe	Other	Total
Sales to overseas customers	284,521	116,161	10,620	411,304
Consolidated net sales				554,886
Percentage of sales to overseas customers to consolidated net sales	51.3%	20.9%	1.9%	74.1%

Year ended March 31, 2003	The Americas	Europe	Other	Total
Sales to overseas customers	246,879	121,197	9,177	377,254
Consolidated net sales				504,135
Percentage of sales to overseas customers to consolidated net sales	49.0%	24.0%	1.8%	74.8%

TAX EFFECT ACCOUNTING INFORMATION

I Year ended March 31, 2002

Yen in Millions

1. Significant components of deferred tax assets and liabilities are summarized as follows

	2002
Deferred tax assets:	
Other A/P and accrued expenses	20,383
Inventory - write-downs and elimination of unrealized profit	9,720
Research and development costs	5,458
Unrealized loss on land	2,515
Accrued enterprise tax	2,459
Allowance for doubtful accounts	2,222
Reserve for employee retirement and severance benefits	1,806
Royalty expenses	1,477
Other	7,182
Gross deferred tax assets	53,224
Valuation allowance	(1,667)
Total deferred tax assets	51,556
Deferred tax liabilities:	
Unrealized gains on other securities	(2,786)
Undistributed retained earnings on overseas subsidiaries	(851)
Other	(954)
Total deferred tax liabilities	(4,592)
Net deferred tax assets	46,963

2. Reconciliation of the statutory tax rate and the effective tax rate

This information is excluded, since the difference is not more than five one hundredth of the statutory tax rate.

II Year ended March 31, 2003

Yen in Millions

1. Significant components of deferred tax assets and liabilities are summarized as follows

	2003
Deferred tax assets:	
Inventory - write-downs and elimination of unrealized profit	11,382
Other A/P and accrued expenses	10,425
Research and development costs	4,110
Accrued enterprise tax	3,417
Reserve for employee retirement and severance benefits	2,769
Unrealized loss on land	2,431
Depreciation	2,289
Allowance for doubtful accounts	1,829
Royalty expenses	1,435
Unrealized loss on investments in securities	1,209
Other	9,039
Gross deferred tax assets	50,342
Valuation allowance	(1,734)
Total deferred tax assets	48,607
Deferred tax liabilities:	
Unrealized gains on other securities	(1,540)
Undistributed retained earnings on overseas subsidiaries	(503)
Other	(705)
Total deferred tax liabilities	(2,750)
Net deferred tax assets	45,857

2. Reconciliation of the statutory tax rate and the effective tax rate

This information is excluded, since the difference is not more than five one hundredth of the statutory tax rate.

3. Legislation No.9 of 2003 which amends a portion of local tax laws was officially announced on March 31, 2003. Based upon this, the statutory tax rate which is used to calculate deferred tax assets/liabilities for this annual accounting period has decreased from 42.0% to 40.6%. This is applicable to deferred tax assets/liabilities that are expected to dissolve after April 1, 2004. The adjustment due to the change is minimal in determining net income for this annual accounting period.

SECURITIES INFORMATION

I As of March 31, 2002

Yen in Millions

1. Marketable other securities

	Acquisition Cost	Book Value	Difference
(book value exceeds acquisition cost)			
Stocks	11,975	18,610	6,634
(book value does not exceed acquisition cost)			
Stocks	1,872	1,750	(121)
Total	13,847	20,360	6,512

2. Contents and book value of major non-marketable securities

(1) Held-to-maturity bonds	
Commercial paper	5,443
Unlisted foreign bonds	4,665
(2) Other securities	
Unlisted foreign bonds	6,000
Preferred subscription certificate	5,000

3. Held-to-maturity securities and held-to-maturity bonds

	Due in one year or less	Due after one year through five years
Commercial paper	5,443	-
Unlisted foreign bonds	4,665	1,000
Total	10,108	1,000

II As of March 31, 2003

Yen in Millions

1. Marketable other securities

	Acquisition Cost	Book Value	Difference
(book value exceeds acquisition cost)			
Stocks	11,727	15,516	3,789
(book value does not exceed acquisition cost)			
Stocks	1,445	1,138	(306)
Total	13,172	16,654	3,482

2. Contents and book value of major non-marketable securities

(1) Held-to-maturity bonds	
Commercial paper	8,266
(2) Other securities	
Unlisted foreign bonds	6,000
Preferred subscription certificate	11,000

3. Held-to-maturity securities and held-to-maturity bonds

	Due in one year or less	Due after one year through five years
Commercial paper	8,266	-
Unlisted foreign bonds	-	6,000
Total	8,266	6,000

DERIVATIVE TRANSACTIONS INFORMATION

1. Condition of derivative transactions

Year ended March 31, 2002

Only the Company to file consolidated financial statements enters into derivative transactions in the group.
The Company has only foreign exchange forward contracts and currency option contracts within the limits of foreign currency deposits.
The Company enters into derivative transactions for yield improvement of short-term financial assets, to reduce risk of exchange or interest rate fluctuations, but not for speculative purposes. Because the counterparties to these transactions are limited to high confidence level financial institutions and the transactions are short-term only, the Company anticipates practically no risk due to default. Derivative transactions entered into by the Company are made only by Treasury department under approval by president and director who is in charge of these transactions.

Year ended March 31, 2003

(1) Transactions

Only the company to file consolidated financial statements enters into foreign exchange forward contracts and currency option contracts.

(2) Policy

It is the company's policy to enter into derivative transactions within the limits of foreign currency deposits, and not for speculative purposes.

(3) Purposes

Foreign exchange forward contracts	to reduce risk of exchange rate fluctuations
Currency option contracts	to reduce risk of exchange rate fluctuations and yield improvement of short-term financial assets

(4) Risks

Foreign exchange forward contracts and currency option contracts bear risks resulting from exchange rate fluctuations. Counterparties to derivative transactions are limited to high confidence level financial institutions. The company anticipates practically no risk due to default.

(5) Risk management

Derivative transactions entered into by the Company are made only by Treasury department under approval by president and director who is in charge of these transactions.

2. The fair market value of transactions

Not applicable

RETIREMENT AND SEVERANCE BENEFITS INFORMATION

Outline of retirement benefit plan

The Company to file consolidated financial statements has approved pension scheme and lump-sum severance payments plan as defined benefit plan. It may also pay extra retirement allowance to employees who have distinguished services.
Certain overseas consolidated subsidiaries have defined contribution plan as well as defined benefit plan.

I As of March 31, 2002

	Yen in Millions
	2002
1. Retirement benefit obligation at the end of year	
a. Retirement benefit obligation	(15,550)
b. Plan assets	9,931
c. Unfunded retirement benefit obligation	(5,619)
d. No amortization of difference by accounting changes	-
e. Unrecognized actuarial difference	920
f. Unrecognized prior service cost (decrease of obligation)	281
g. Net pension liability recognized in the consolidated balance sheet	(4,416)
h. Prepaid pension cost	-
i. Reserve for employee retirement and severance benefits	(4,416)
2. Retirement benefit cost for the year	
a. Service cost	1,095
b. Interest cost	550
c. Expected return on plan assets	(282)
d. Amortization of difference by accounting changes	-
e. Amortization of actuarial difference	613
f. Amortization of prior service cost	510
g. Retirement benefit cost	2,488

3. Basis of calculation

a. Method of attributing benefits to years of service	Straight-line basis
b. Discount rate	1.5% to 7.0%
c. Expected return rate on plan assets	1.5% to 8.0%
d. Amortization years of prior service cost	one to ten years
e. Amortization years of actuarial difference	Mainly fully amortized in the same fiscal year as incurred
f. Amortization years of difference by accounting changes	——

II As of March 31, 2003

	Yen in Millions 2003
1. Retirement benefit obligation at the end of year	
a. Retirement benefit obligation	(18,055)
b. Plan assets	9,053
c. Unfunded retirement benefit obligation	(9,002)
d. No amortization of difference by accounting changes	-
e. Unrecognized actuarial difference	1,118
f. Unrecognized prior service cost (decrease of obligation)	812
g. Net pension liability recognized in the consolidated balance sheet	(7,070)
h. Prepaid pension cost	-
i. Reserve for employee retirement and severance benefits	(7,070)
2. Retirement benefit cost for the year	
a. Service cost	1,124
b. Interest cost	547
c. Expected return on plan assets	(255)
d. Amortization of difference by accounting changes	-
e. Amortization of actuarial difference	2,706
f. Amortization of prior service cost	217
g. Retirement benefit cost	4,341

3. Basis of calculation

a. Method of attributing benefits to years of service	Straight-line basis
b. Discount rate	1.0% to 6.5%
c. Expected return rate on plan assets	0.0% to 8.0%
d. Amortization years of prior service cost	one to ten years
e. Amortization years of actuarial difference	Mainly fully amortized in the same fiscal year as incurred
f. Amortization years of difference by accounting changes	——

PRODUCTION, ORDER AND SALES INFORMATION

Years ended March 31, 2002 and 2003

Yen in Millions

1. Production

	2002	**2003**
Electronic entertainment products		
(Hardware)		
Handheld	180,707	**128,902**
Console	107,191	**171,730**
Other	28,197	**39,156**
	316,096	**339,789**
(Software)		
Handheld	160,439	**129,830**
Console	63,281	**107,204**
	223,721	**237,034**
Sub-Total	539,817	**576,824**
Other products	1,278	**704**
Total	541,096	**577,528**

2. Order

	2002		**2003**	
	Orders received	Back orders	**Orders received**	**Back orders**
Electronic entertainment products				
Handheld	79,065	3,916	**55,133**	**2,802**
Console	13,266	849	**33,962**	**596**
Total	92,331	4,765	**89,096**	**3,398**

3. Sales

	2002	**2003**
Electronic entertainment products		
(Hardware)		
Handheld	189,753	**132,246**
Console	99,256	**101,554**
Other	26,878	**41,453**
	315,887	**275,254**
(Software)		
Handheld	164,779	**123,369**
Console	63,858	**99,325**
Royalty income and contents income	8,130	**3,978**
Other	130	**476**
	236,898	**227,149**
Sub-Total	552,785	**502,404**
Other Products	2,100	**1,730**
Total	554,886	**504,135**

Nintendo Co., Ltd.
11-1 Kamitoba hokotate-cho,
Minami-ku, Kyoto 601-8501
Japan

NON-CONSOLIDATED FINANCIAL STATEMENTS

FINANCIAL HIGHLIGHTS

Years ended March 31, 2002 and 2003

The amounts presented herein are rounded down under one million yen except as otherwise denominated.
Numbers in parentheses are negative.

Yen in Millions

	2002	2003
Net sales	447,101	**482,162**
Percentage change from previous year	27.4%	**7.8%**
Operating income	65,033	**85,578**
Percentage change from previous year	28.2%	**31.6%**
Income before income taxes and extraordinary items	144,788	**97,969**
Percentage change from previous year	(12.0%)	**(32.3%)**
Net income	80,323	**61,157**
Percentage change from previous year	(7.4%)	**(23.9%)**
Net income per share	¥567.00	**¥438.25**
Ratio of net income to net worth	9.8%	**7.4%**
Ratio of income before income taxes and extraordinary items to total assets	14.7%	**9.8%**
Ratio of income before income taxes and extraordinary items to net sales	32.4%	**20.3%**
Total cash dividends per share	¥140.00	**¥140.00**
Interim	¥60.00	**¥70.00**
Year-end	¥80.00	**¥70.00**
Payout ratio	24.7%	**31.9%**
Ratio of dividends to net worth	2.3%	**2.4%**
Financial position		
Total assets (1)	1,026,478	**967,349**
Shareholders' equity (2)	849,919	**806,724**
Ratio of net worth to total assets (2)/(1)	82.8%	**83.4%**
Shareholders' equity per share	¥5,999.69	**¥6,004.07**

[Notes]

Date of Shareholders' Meeting : June 27, 2003
Average number of shares issued and outstanding for year ended March 31, 2003 : 139,161,554 shares
Number of shares issued and outstanding as of March 31, 2003 (excluding treasury stock) : 134,334,552 shares
Number of treasury stocks as of March 31, 2003 : 7,334,448 shares
Stock trading unit : 100 shares
Change of accounting policies : None

NON-CONSOLIDATED BALANCE SHEETS

As of March 31, 2002 and 2003

Yen in Millions

	2002		**2003**		Change
[Assets]					
Current assets:					
Cash and deposits	764,274		**662,810**		(101,463)
Notes receivable	2,101		**1,606**		(495)
Trade accounts receivable	69,505		**71,271**		1,765
Marketable securities	4,665		**-**		(4,665)
Inventories	17,552		**18,578**		1,026
Deferred income taxes - current	23,794		**23,597**		(197)
Other accounts receivable	7,072		**12,314**		5,242
Other current assets	4,492		**37,861**		33,369
Allowance for doubtful accounts	(406)		**(109)**		296
	893,052	87.0 %	**827,931**	**85.6 %**	(65,121)
Fixed assets:					
Property, plant and equipment					
Buildings and structures	16,767		**15,328**		(1,439)
Machinery and equipment	121		**101**		(20)
Automobiles	30		**41**		11
Furniture and fixtures	1,634		**1,075**		(559)
Land	25,596		**25,596**		-
Construction in progress	-		**4**		4
	44,149	4.3 %	**42,147**	**4.4 %**	(2,002)
Intangible assets					
Software	83		**104**		20
Other intangible assets	34		**31**		(2)
	117	0.0 %	**136**	**0.0 %**	18
Investments and other assets					
Investments in securities	31,661		**36,319**		4,658
Investments in affiliates	39,817		**44,319**		4,502
Non-current receivable	4,818		**5,349**		530
Deferred income taxes - non-current	10,754		**13,216**		2,462
Other investments and other assets	6,932		**3,280**		(3,651)
Allowance for doubtful accounts	(4,825)		**(5,350)**		(524)
	89,157	8.7 %	**97,134**	**10.0 %**	7,976
	133,425	13.0 %	**139,418**	**14.4 %**	5,992
Total	1,026,478	100.0 %	**967,349**	**100.0 %**	(59,128)

As of March 31, 2002 and 2003

Yen in Millions

	2002		2003		Change
[Liabilities]					
Current liabilities:					
Notes payable	20,459		**6,922**		(13,536)
Trade accounts payable	82,433		**84,920**		2,486
Other accounts payable	20,434		**13,643**		(6,791)
Accrued income taxes	22,146		**31,686**		9,540
Advances received	1,071		**628**		(442)
Reserve for bonuses	1,610		**1,672**		61
Other current liabilities	24,739		**16,064**		(8,675)
	172,896	16.8 %	**155,538**	**16.1 %**	(17,357)
Non-current liabilities:					
Non-current accounts payable	299		**135**		(164)
Reserve for employee retirement and severance benefits	1,675		**3,211**		1,535
Reserve for directors retirement and severance benefits	1,687		**1,740**		53
	3,662	0.4 %	**5,086**	**0.5 %**	1,424
Total liabilities	176,558	17.2 %	**160,625**	**16.6 %**	(15,933)
[Shareholders' equity]					
Common stock	10,065	1.0 %	**10,065**	**1.0 %**	-
Additional paid-in capital	11,584	1.1 %	**11,584**	**1.2 %**	-
Retained earnings	824,602	80.3 %	**864,341**	**89.4 %**	39,739
Legal reserve	2,516		**2,516**		-
Optional reserve	660,053		**560,050**		(100,002)
Special reserve	53		**50**		(2)
General reserve	660,000		**560,000**		(100,000)
Unappropriated	162,032		**301,774**		139,741
Unrealized gains on other securities	3,848	0.4 %	**2,254**	**0.2 %**	(1,593)
Treasury stock, at cost	(180)	(0.0 %)	**(81,521)**	**(8.4 %)**	(81,340)
Total shareholders' equity	849,919	82.8 %	**806,724**	**83.4 %**	(43,195)
Total	1,026,478	100.0 %	**967,349**	**100.0 %**	(59,128)

NON-CONSOLIDATED STATEMENTS OF INCOME

Years ended March 31, 2002 and 2003

Yen in Millions

	2002		**2003**		Change	
Net sales	447,101	100.0 %	**482,162**	**100.0 %**	35,060	7.8 %
Cost of sales	328,194	73.4 %	**355,485**	**73.7 %**	27,290	8.3 %
Gross margin	118,906	26.6 %	**126,676**	**26.3 %**	7,770	6.5 %
Selling, general and administrative expenses	53,873	12.1 %	**41,098**	**8.6 %**	(12,774)	(23.7 %)
Operating income	65,033	14.5 %	**85,578**	**17.7 %**	20,544	31.6 %
Other income	80,752	18.1 %	**33,919**	**7.0 %**	(46,833)	(58.0 %)
Interest income and dividends	31,224		**32,719**		1,494	
Foreign exchange gain	47,832		-		(47,832)	
Other	1,695		**1,199**		(495)	
Other expenses	996	0.2 %	**21,528**	**4.4 %**	20,531	-
Sales discount	501		**396**		(105)	
Foreign exchange loss	-		**21,093**		21,093	
Other	494		**38**		(456)	
Income before income taxes and extraordinary items	144,788	32.4 %	**97,969**	**20.3 %**	(46,819)	(32.3 %)
Extraordinary income	1,000	0.2 %	**126**	**0.0 %**	(874)	(87.3 %)
Extraordinary loss	9,249	2.1 %	**895**	**0.1 %**	(8,354)	(90.3 %)
Income before income taxes	136,539	30.5 %	**97,200**	**20.2 %**	(39,339)	(28.8 %)
Provision for income taxes and enterprise tax	58,813	13.1 %	**37,061**	**7.7 %**	(21,751)	(37.0 %)
Income taxes deferred	(2,597)	(0.6 %)	**(1,019)**	**(0.2 %)**	1,577	(60.8 %)
Net income	80,323	18.0 %	**61,157**	**12.7 %**	(19,165)	(23.9 %)
Retained earnings brought forward	90,209		**250,532**		160,323	
Interim cash dividends	8,499		**9,915**		1,416	
Unappropriated retained earnings	162,032		**301,774**		139,741	

PROPOSAL OF APPROPRIATIONS

Years ended March 31, 2002 and 2003

Yen in Millions

	2002	**2003**	Change
Unappropriated retained earnings	162,032	**301,774**	139,741
Reversal of special reserve	2	**2**	(0)
Reversal of general reserve	100,000	-	(100,000)
Total	262,035	**301,776**	39,741
Cash dividends	11,332	**9,403**	(1,929)
	(¥80.00 per share)	**(¥70.00 per share)**	
Directors' bonuses	170	**170**	-
Special reserve	-	**1**	1
General reserve	-	**100,000**	100,000
Retained earnings - carried forward	250,532	**192,202**	(58,330)

[Notes]

Interim cash dividends (9,915 million yen, ¥70 per share) were paid on December 10, 2002.

BASIS OF NON-CONSOLIDATED FINANCIAL STATEMENTS

1. A valuation basis and method of securities

Held-to-maturity bonds	Amortized cost method (by straight-line method)
Securities of subsidiaries and affiliates	Cost, determined by the moving average method
Other securities	
Marketable other securities	Market price method, based on the market value at balance sheet date (Losses are charged to income, and unrealized gains, net of tax are charged to shareholders' equity.)
Non-marketable other securities	Cost, determined by the moving average method

2. A valuation basis and method of derivatives

Market price method

3. A valuation basis and method of inventories

Lower of cost, determined by the moving average method, or market

4. Depreciation method of fixed assets

(A) Tangible assets

Declining balance method (Some equipment are depreciated over economic useful lives.)
Buildings (exclusive of structures) acquired on or after April 1, 1998 are depreciated using the straight-line method.
Estimated useful lives of the principal assets are as follows:
Buildings : 3 to 50 years

(B) Intangible assets

Straight-line method
As for software for the in-house use, straight-line method based on usable period (mainly five years) is applied.

5. Translation basis of assets and/or liabilities denominated in foreign currencies

Receivables and/or payables denominated in foreign currencies are translated into Japanese yen by the spot exchange rates at the end of the fiscal year. Exchange gains or losses are charged to income.

6. Allowance and reserve

(A) Allowance for doubtful accounts

The allowance for general accounts receivables is calculated with actual percentage of credit losses to provide against losses on bad debts. And that for each doubtful account is calculated with an estimated amount of probable bad debt.

(B) Reserve for bonuses

The reserve for bonuses is calculated with estimated prorated amounts to be paid.

(C) Reserve for employee retirement and severance benefits

The reserve for employee retirement and severance benefits is calculated with actuarially calculated amounts at the end of the accounting period, on the basis of the cost of retirement benefits and plan assets at the end of the fiscal year.
Actuarial calculation difference is processed collectively in the accrued year.

(D) Reserve for directors retirement and severance benefits

The reserve for directors retirement and severance benefits is calculated with estimated amounts to be paid at the year-end, based on the Company's internal rules.

7. Lease transactions

Finance leases that are deemed to transfer ownership of the leased assets to lessees are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's financial statements.

8. Other

(A) Consumption tax

The consumption tax and the provincial consumption tax are recorded as asset / liability when they are received / paid.

(B) Treasury stock and Legal reserves

The provisions of Corporate Accounting Standards No.1 with respect to the financial reporting for Treasury stock and Legal reserves came into effect after April 1, 2002. The company adopted these provisions accordingly from this annual accounting period. The impact due to the adoption is minimal in determining net income for this annual accounting period. In addition, pursuant to the revision of Financial Statement Regulations, Shareholders' equity section in the balance sheet as of March 31, 2003 is reported in accordance with this revised Regulations. Moreover, in the previous annual accounting period, the representation has been reclassified to match the revised Regulations.

(C) Net income per share

The provisions of Corporate Accounting Standard No. 2 with respect to the financial reporting for net income per share and its application guidelines are applied to financial statements for accounting periods beginning after April 1, 2002. These provisions and guidelines are adopted accordingly from this annual accounting period. The impact to the amount of net income per share for this annual accounting period due to the adoption is minimal.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

Balance sheets information;

Yen in Millions
Shares in thousands

	2002	**2003**
1. Accumulated depreciation of tangible assets	21,406	**22,590**
2. Receivable from affiliates		
Trade accounts receivable	59,140	**64,028**
3. Guaranteed liabilities	348	**389**
<EUR in thousands>	*<EUR3,000>*	***<EUR3,000>***
4. Number of authorized shares	400,000	**400,000**
Number of issued and outstanding shares	141,669	**141,669**

Statements of income information;

Yen in Millions

	2002	**2003**
1. Research and development costs	13,145	**14,556**
2. Transactions with affiliates		
Net sales	279,730	**352,091**
Dividend income	15,876	**18,527**

Lease transaction information;

Yen in Millions

Pro forma information of leased assets under finance leases that do not transfer ownership of the leased assets to the lessee on an "as if capitalized" basis is as follows:

	2002	**2003**
1. Acquisition cost and accumulated depreciation		
Acquisition cost	374	**453**
Accumulated depreciation	160	**218**
Net leased assets	214	**235**
2. Obligations under finance leases		
Due within one year	104	**104**
Due after one year	109	**130**
Total	214	**235**
3. Lease payments and depreciation expense		
Lease payments	110	**119**
Depreciation expense	110	**119**

4. Calculation method of depreciation expense
Straight-line method over lease period, with zero residual value.

Securities information;

Any securities of subsidiaries and affiliates do not have market value in this fiscal year and the previous fiscal year.

Tax effect accounting information;

Year ended March 31, 2002

1. Significant components of deferred tax assets and liabilities are summarized as follows

	Yen in Millions
	2002
Deferred tax assets:	
Other A/P and accrued expenses	10,934
Research and development costs	4,862
Inventory - write-downs	4,156
Unrealized loss on land	2,515
Accrued enterprise tax	2,459
Allowance for doubtful accounts	2,080
Loss on investments in affiliates	1,704
Unrealized loss on investment in securities	1,590
Royalty expenses	1,477
Depreciation	1,405
Other	4,613
Total deferred tax assets	37,799
Deferred tax liabilities:	
Unrealized gains on other securities	(2,786)
Other	(463)
Total deferred tax liabilities	(3,250)
Net deferred tax assets	34,548

2. Reconciliation of the statutory tax rate and the effective tax rate

This information is excluded, since the difference is not more than five one hundredth of the statutory tax rate.

Year ended March 31, 2003

1. Significant components of deferred tax assets and liabilities are summarized as follows

	Yen in Millions
	2003
Deferred tax assets:	
Other A/P and accrued expenses	8,220
Inventory - write-downs	5,745
Research and development costs	4,054
Accrued enterprise tax	3,417
Unrealized loss on land	2,431
Loss on investments in affiliates	2,144
Allowance for doubtful accounts	2,141
Unrealized loss on investment in securities	1,704
Depreciation	1,689
Royalty expenses	1,535
Reserve for employee retirement and severance benefits	1,303
Other	4,428
Total deferred tax assets	38,815
Deferred tax liabilities:	
Unrealized gains on other securities	(1,540)
Other	(461)
Total deferred tax liabilities	(2,002)
Net deferred tax assets	36,813

2. Reconciliation of the statutory tax rate and the effective tax rate

Statutory tax rate	42.0%
Increase (reduction) in taxes resulting from:	
Expenses not deductible for tax purposes	0.8%
Indirect foreign tax credit on dividends from affiliates	(5.4%)
Other	(0.3%)
Effective tax rate	37.1%

3. Legislation No.9 of 2003 which amends a portion of local tax laws was officially announced on March 31, 2003. Based upon this, the statutory tax rate which is used to calculate deferred tax assets/liabilities for this annual accounting period has decreased from 42.0% to 40.6%. This is applicable to deferred tax assets/liabilities that are expected to dissolve after April 1, 2004. The adjustment due to the change is minimal in determining net income for this annual accounting period.

DIRECTORS' CHANGE

(Scheduled date: June 27, 2003)

1. Director to be retired:

Executive Adviser

Akio Tsuji (present position: Director/Executive Adviser)

2. New auditor candidates:

Statutory auditor

Ichiro Nakaji (present position: General Manager, Osaka Branch Office)

Outside auditor (temporary)

Katsuo Yamada (present position: Certified Tax Attorney)

Outside auditor (temporary)

Naoki Mizutani (present position: Lawyer, Patent Attorney)

3. Auditors to be retired:

Minoru Inaba (present position: Outside auditor)

Kimiyoshi Fukui (present position: Statutory auditor)

1. CONSOLIDATED ACTUAL SALES UNITS AND NUMBER OF NEW TITLES

Sales Units in Ten Thousands
Number of New Titles Released

			2002	2003	Life-to-Date
GAME BOY ADVANCE	Hardware	Domestic	492	408	1,006
		The Americas	757	780	1,537
		Other	460	377	838
		Total	1,709	1,565	3,381
	GAME BOY ADVANCE SP within GAME BOY ADVANCE	Domestic	-	82	82
		The Americas	-	83	83
		Other	-	46	46
		Total	-	211	211
	Software	Domestic	1,024	1,693	2,988
		The Americas	2,338	3,066	5,404
		Other	1,343	1,153	2,498
		Total	4,705	5,912	10,890
	New titles	Domestic	143	205	373
		The Americas	149	221	370
		Other	145	203	348
NINTENDO GAMECUBE	Hardware	Domestic	157	90	247
		The Americas	222	291	513
		Other	1	194	195
		Total	380	576	955
	Software	Domestic	406	633	1,039
		The Americas	1,027	2,596	3,624
		Other	3	1,385	1,387
		Total	1,437	4,614	6,051
	New titles	Domestic	22	77	99
		The Americas	42	159	201
		Other	-	150	150

[Note 1] New titles-Other include new titles in the European and Australian markets.

[Note 2] Additionally, preceding models of GAME BOY hardware (FY2002-470 / FY2003-27) and software (FY2002-3,440 / FY2003-1,081) were sold (worldwide sales units in ten thousands).

2. OTHER CONSOLIDATED INFORMATION

Yen in Millions

	2002	2003
Capital investments	9,220	2,848
Depreciation expenses of tangible assets	5,078	4,585
Marketing expenses	42,320	46,227

	As of Mar 31, 2002	As of Mar 31, 2003
Number of Employees	3,073	2,977

	2002	2003
Average Exchange Rate		
US$1.00=	¥125.14	¥121.95
€1.00=	¥110.57	¥121.04

3. BALANCE OF ASSETS IN MAJOR FOREIGN CURRENCIES WITHOUT EXCHANGE CONTRACT (NON-CONSOLIDATED)

U.S. Dollars / Euros in Millions

		As of Mar 31, 2002	As of Mar 31, 2003		Exchange rate Mar 31, 2002	Exchange rate Mar 31, 2003
US$	Cash and Deposits	3,057	4,231	US$1.00=		
	Accounts Receivable	337	284		¥133.25	¥120.20
EUR	Cash and Deposits	1,637	684	€1.00=		
	Accounts Receivable	134	223		¥116.14	¥129.83

SEMI-ANNUAL BUSINESS REPORT TO SHAREHOLDERS FOR SIX MONTHS ENDED SEPTEMBER 30, 2002

For financial information contained in this report, please see "Brief Statement of Interim Financial Results and Forecast for Six Month Period Ended September 30, 2002" which has been furnished to the SEC with DCN Number 29043300.

<Stock Status> (As of September 30, 2002)

1. Common stock information

Number of shares authorized	400,000,000
Number of shares outstanding	141,669,000
Capital (yen)	10,065,400,000
Number of shareholders	22,861

2. Major shareholders

Shareholder's Name	Number of Shares (in hundreds)	Ratio (%)
Hiroshi Yamauchi	141,700	10.00
Bank of Kyoto	70,834	5.00
UFJ Bank	70,834	5.00
Bank of Tokyo-Mitsubishi	65,607	4.63
Japan Trustee Services Bank, Ltd.	55,578	3.92
The Master Trust Bank of Japan, Ltd.	54,264	3.83
The Master Trust Bank of Japan, Ltd. (Retirement benefit trust (UFJ Bank account))	47,647	3.36

3. Ownership of shares (by type of owner)

Classification	Number of Shareholders	Ratio (%)	Number of Shares	Ratio (%)
Individuals etc.	21,203	92.75	22,293,862	15.74
Financial institutions	214	0.94	65,631,786	46.33
Other domestic corporations	616	2.69	3,977,931	2.81
Foreigners	752	3.29	48,800,073	34.44
Securities corporations	76	0.33	965,348	0.68
Total	22,861	100.00	141,669,000	100.00

<Employee Status>

(As of September 30, 2002)

Number of Employees	Average Age	Average Working Years
1,206	36.3	12.8

Note: "Number of Employees" does not include the 35 employees that are temporary transferred to subsidiaries/affiliates and the 44 temporary/contract employees.

<Board of Directors & Auditors>

(As of September 30, 2002)

Position	Name
Chairman (Representative Director)	Atsushi Asada
President (Representative Director)	Satoru Iwata
Senior Managing Director (Representative Director)	Yoshihiro Mori Shinji Hatano Genyo Takeda Shigeru Miyamoto
Managing Director	Masaharu Matsumoto Nobuo Nagai Eiichi Suzuki
Director	Akira Iijima Kazuo Kawahara Tatsumi Kimishima
Director, Executive Adviser	Hiroshi Yamauchi Akio Tsuji
Auditor	Takayasu Kojima Kimiyoshi Fukui Minoru Inaba Yoshiro Kitano

<Independent Auditors>

ChuoAoyama Audit Corporation

<Corporate Profile>

Company Name: Nintendo Co., Ltd.
Founded: September 23, 1889
Established: November 20, 1947
Number of shares outstanding: 141,669,000
Common stock: 10,065,400,000 yen

OFFICES & FACILITIES

Corporate Headquarters:	11-1, Kamitoba hokotate-cho, Minami-ku, Kyoto 601-8501, Japan Phone: (075) 662-9600
Uji Plant:	92-15 Enba, Makishima-cho, Uji-city, Kyoto 611-0041, Japan Phone: (0774) 21-3191
Uji Ogura Plant:	56 Kaguraden, Ogura-cho, Uji-city, Kyoto 611-0042, Japan Phone: (0774) 23-7838
Uji Okubo Plant:	54-1 Tahara, Okubo-cho, Uji-city, Kyoto 611-0033, Japan Phone: (0774) 45-3030
Tokyo Branch Office:	5-21-5 Asakusabashi, Taito-ku, Tokyo 111-0053, Japan Phone: (03) 5820-2251
Osaka Branch Office:	1-13-9, Honjohigashi, Kita-ku, Osaka 531-0074, Japan Phone: (06) 6376-5950
Nagoya Sales Office:	2-18-9, Habashita, Nishi-ku, Nagoya 451-0041, Japan Phone: (052) 571-2510
Okayama Sales Office:	4-4-11, Hokan-cho, Okayama 700-0026, Japan Phone: (086) 252-1821
Sapporo Sales Office:	18-2 Nishi, Kitakujo, Chuo-ku, Sapporo 060-0009, Japan Phone: (011) 621-0513

INFORMATION TO SHAREHOLDERS

Fiscal year-end:	March 31
General Meeting of Shareholders:	Annual General Meeting: To be held every year in June Extraordinary General Meeting: To be held in case of necessity
Record date/ Year-end dividend:	March 31
Record date/ Interim dividend:	September 30
Stock trading unit:	100 shares
Transfer agent:	The Chuo Trust & Banking Co., Ltd. 3-33-1, Shiba, Minato-ku, Tokyo
Transfer office:	Shoken Daikobu of The Chuo Trust & Banking Co., Ltd. Osaka Branch 2-2-21, Kitahama, Chuo-ku, Osaka 541-0041 Phone: 06-6202-7361
Acceptance of transfer request:	All the domestic head office and branch offices of the Chuo Trust & Banking Co., Ltd. All the domestic branch offices and representative offices of Japan Securities Agent, Ltd.
Notice to the public:	Financial information for the Company's activity is published annually in the Nihon Keizai Shimbun.

To whom it may concern

April 11, 2002

Nintendo Co.,Ltd.
Yoshihiro Mori

Managing Director & GM
Corporate Analysis &
Administration Division

Notice of Financial Forecast Modifications and Dividend Increase

In light of the most recent situations of our operations, at the board of directors meeting today, it was determined to modify the financial forecast that we announced on November 21, 2001 and to increase the dividend per share for the fiscal year ended March 2002. Thus, the financial forecast and the dividend forecast are revised as follows:

1. Modifications of non-consolidated annual financial forecast (April 1,2001-March 31, 2002)

(Unit: millions of yen unless specified)

	Sales	Recurring Profit	Net Profit
Previous Forecast(A) (Announced on Nov. 21, 2001)	450,000	100,000	60,000
Modified Forecast(B)	448,000	149,000	83,000
Net Increase/Decrease(B-A)	-2,000	49,000	23,000
Percentage of Increase/Decrease (%)	-0.4	49.0	38.3
Actual Result for the Fiscal Year Ended in March 2001	351,066	164,533	86,777

2. Modifications of consolidated annual financial forecast (April 1,2001-March 31, 2002)

(Unit: millions of yen unless specified)

	Sales	Recurring Profit	Net Profit
Previous Forecast(A) (Announced on Nov. 21, 2001)	580,000	140,000	80,000
Modified Forecast(B)	550,000	190,000	110,000
Net Increase/Decrease(B-A)	-30,000	50,000	30,000
Percentage of Increase/Decrease (%)	-5.2	35.7	37.5
Actual Result for the Fiscal Year Ended in March 2001	462,502	192,247	96,603

3. Reason of modifications

Due to the increase of exchange gain caused by yen depreciation, recurring profit and net profit are expected to increase to a large scale as compared with previous forecast.
In addition, due to the modifications of non-consolidated financial forecast, consolidated forecast is modified as well.

4. Dividend for the fiscal year ended March 2002 (April 1, 2001–March 31,2002)

	Previous Forecast (Announced on November 21, 2001)	Modified Forecast	Actual for the fiscal year ended in March 2001
Interim dividend per share	¥60.00	¥60.00	¥60.00
Year-end dividend per share	¥60.00	¥80.00	¥60.00
Annual dividend per share	¥120.00	¥140.00	¥120.00

5. Reason of dividend increase

Reason is due to the financial performance for the year and considerations for our shareholders.